As filed with the Securities and Exchange Commission on October 23, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PORTER BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Kentucky	61-1142247
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C. Bradford Harris

Executive Vice President and Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, Suite 3200

Louisville, Kentucky 40202-3363

(502) 589-5400

(502) 581-1087 (Fax)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Porter common shares	1,263,995 shares	n/a	$16,161,174	$901.79

(1)	Represents the maximum number of shares of Porter Bancorp, Inc. common stock that may be issued under the exchange offer.
(2)	Estimated in accordance with Rule 457(f) of the Securities Act of 1933, as amended, as the average of the high and low prices of Citizens First Corporation as reported on the Nasdaq Global Market on October 16, 2009 multiplied by 2,222,995, the maximum number of shares that may be tendered pursuant to the Exchange Offer.
(3)	Calculated by multiplying the maximum aggregate offering price by .0000558.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on the registration statement changes, the provisions of Rule 416 shall apply to the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus/offer to exchange is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2009

PORTER BANCORP, INC.

Offer to Exchange

Each Outstanding Share of Common Stock of

CITIZENS FIRST CORPORATION

for,

at the election of the shareholder,

$9.00 in cash

or

0.5686 Shares of Common Stock of Porter Bancorp, Inc.,

or

$4.50 in cash and 0.2843 Shares of Common Stock of Porter Bancorp, Inc.

Porter Bancorp, Inc. (“Porter”), a Kentucky corporation, is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange each of the issued and outstanding shares of common stock, of Citizens First Corporation, a Kentucky corporation (“CZFC”), for $9.00. Each shareholder who exchanges CZFC common shares may choose to receive one of the following: $9.00 in cash; or 0.5686 shares of the common stock of Porter (“Porter common shares”); or $4.50 in cash and 0.2843 Porter common shares. In addition, you will receive cash in lieu of any fractional shares of Porter common stock to which you may otherwise be entitled.

Porter’s obligation to accept for exchange, and to exchange, CZFC common shares for Porter common shares is subject to a number of conditions which are described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer” beginning on page 47.

Our common stock is listed on the NASDAQ Global Market under the symbol “PBIB.”

Porter’s principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223, and our telephone number is (502) 499-4800. CZFC’s principal executive offices are located at 1065 Ashley Street, Bowling Green, Kentucky 42101, and its telephone number is (270) 393-0700.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 35.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT PORTER AND CZFC FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE “SEC,” THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE.

THIS INFORMATION IS AVAILABLE AT THE INTERNET WEB SITE THE SEC MAINTAINS AT WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. PLEASE SEE THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM PORTER, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO PORTER AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN DECEMBER 15, 2009, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE OFFER, WHICHEVER IS LATER.

The date of this prospectus is October 23, 2009.

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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Below are some of the questions that you as a holder of shares of CZFC common stock may have regarding the exchange offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of CZFC common stock, and Porter urges you to read carefully the remainder of this prospectus/offer to exchange and the letter of transmittal.

Who is offering to buy my shares of CZFC common stock?

The offer is made by Porter Bancorp, Inc., a Kentucky corporation. Porter is a bank holding company headquartered in Louisville, Kentucky. Porter is the sixth largest independent banking organization domiciled in the state of Kentucky based on total assets. Through its subsidiary PBI Bank, Porter operates 18 full-service banking offices in 11 counties in Kentucky. Porter’s markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. Porter serves south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio, and Daviess Counties. Porter also has an office in Lexington, Kentucky, the second largest city in Kentucky. PBI Bank is both a traditional community bank with a wide range of commercial and personal banking products, with a focus on commercial real estate and residential real estate lending, and an innovative on-line bank which delivers competitive deposit products and services through an on-line banking division operating under the name of Ascencia.

What are the classes and amounts of CZFC securities Porter is offering to exchange in the offer?

Porter is seeking to acquire any and all issued and outstanding shares of CZFC common stock. We are not seeking to acquire any shares of CZFC preferred stock.

What will I receive for my shares of CZFC common stock?

In exchange for each CZFC common share that you validly tender and do not withdraw before the expiration date, you can choose to receive one of the following forms of payment:

•	$9.00 in cash; or

•	0.5686 Porter common shares; or

•	$4.50 in cash and 0.2843 Porter common shares.

In addition, you will receive cash in lieu of any fractional Porter common share to which you may otherwise be entitled.

Please use the election form included with this offer to exchange to make your election and return it with your completed letter of transmittal.

What is the value of CZFC common stock in the offer?

The value of CZFC common stock in the offer is $9.00 per share.

In the offer, each Porter common share is valued at $15.8286. This amount was the average closing price of Porter common shares reported on the Nasdaq Global Market during the ten trading days ending on October 16, 2009, as adjusted to reflect the 5% stock dividend on Porter common shares announced on October 19, 2009.

The share exchange ratio (0.5686 Porter common shares for each CZFC common share) was determined by dividing $9.00 by $15.8286.

The share exchange ratio will be adjusted if the average closing price of Porter common shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date (“average closing price”) is less than or equal to $14.24 or exceeds or is equal to $17.42. The adjustment to the share exchange ratio will be calculated by dividing $9.00 by the average closing price. If the average closing price is less than or equal to $14.24, then the share exchange ratio will increase. If the average closing price is greater than or is equal to $17.42, then the share exchange ratio will decrease.

Based on the closing price of Porter common stock as of October 15, 2009, the offer represented a 245% premium over $3.75, the closing price of CZFC on October 15, 2009. Immediately after trading closed on October 15, 2009, we issued a press release announcing our acquisition of options to purchase CZFC common shares, which increased our beneficial ownership of the outstanding CZFC common shares to 19.7%.

The value of the offer will change as the market prices of Porter common stock and CZFC common stock fluctuate during the offer period and thereafter. Therefore, the value at the expiration of the offer period may differ from the prices set forth above and at the time you receive your Porter common shares. Please see the section of this prospectus/offer to exchange entitled “Risk Factors.” We encourage you to obtain current market quotations for shares of CZFC and Porter common stock before making any decision with respect to the offer.

How will the offer affect my shares of CZFC preferred stock?

We are not offering to acquire shares of either of the two series of CZFC preferred stock—Fixed Rate Cumulative Perpetual Preferred Stock or the Series A Preferred Stock. The Series A Preferred Stock was purchased by the United States Department of the Treasury pursuant to its Capital Purchase Program.

If the offer is consummated, shares of the two series of preferred stock of CZFC would remain outstanding, with the same dividend rights, conversion rights, preferences and obligations as they currently are stated in CZFC’s articles of incorporation. The Fixed Rate Cumulative Perpetual Preferred Stock would remain convertible into CZFC common shares at a price of $14.06 per CZFC share.

If the offer is consummated, we may seek to consummate a merger of a wholly owned subsidiary of Porter into CZFC in order to acquire the entire equity interest in CZFC, although we have no commitment to do so. Such a merger is sometimes referred to as the second-step merger. In the event of a second step merger, the Fixed Rate Cumulative Perpetual Preferred Stock would become convertible into the kind and amount of other stock or cash receivable in the merger by a holder of the number of CZFC common shares into which the Fixed Rate Cumulative Perpetual Preferred Stock could have been converted immediately before the merger.

Will I have to pay any fee or commission to exchange CZFC common shares?

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Why is Porter making this offer?

We believe that a business combination transaction with CZFC is strategically beneficial for Porter because it strengthens our market presence in South Central Kentucky and specifically Barren and Warren Counties. We also believe that such a transaction would provide an opportunity to expand our customer base and provide the convenience of additional ATM and branch locations to both new and existing customers of PBIB Bank.

Please see the section of this prospectus/offer to exchange entitled “Background and Reasons for the Offer—Reasons for the Offer.”

Have you discussed this exchange offer with the board of directors of CZFC?

We requested on several occasions to meet with CZFC’s directors and executives to discuss a possible business combination with CZFC in response to the many inquiries we have received from shareholders of CZFC about our interest in pursuing such a transaction. Despite the interest CZFC shareholders have shown in our having such discussions with the CZFC board, on each occasion when we tried to schedule a meeting, CZFC’s Chairman and CEO responded that the CZFC board of directors was not interested in having discussions with us.

Please see the section of this prospectus/offer to exchange entitled “Background and Reasons for the Offer—Background of the Offer.”

Will I be taxed on the Porter common stock and cash, if any, I receive?

If the offer is completed, a holder of CZFC common stock who receives shares of Porter common stock and/or cash in exchange for shares of CZFC common stock pursuant to the offer will recognize a taxable gain or loss. For more information, please see the section of this prospectus/offer to exchange under the caption “The Exchange Offer—Material Federal Income Tax Consequences.”

We strongly urge you to contact your own tax advisor to determine the particular tax consequences to you as a result of the offer.

What are the most significant conditions of the offer?

Regulatory Condition—We must have received all consents or approvals of, or the provision of notices to federal and state authorities required to complete the offer. These approvals include approval from the Board of Governors of the Federal Reserve System and the Kentucky Department of Financial Institutions.

Minimum Tender Condition—CZFC shareholders shall have validly tendered and not withdrawn before the expiration of the offer CZFC common shares representing at least 51% of the CZFC common shares then outstanding.

Registration Statement Condition—The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, or the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Porter shall have received all necessary state securities law or “blue sky” authorizations.

NASDAQ Listing Condition—The shares of Porter common stock to be issued pursuant to the offer shall have been approved for listing on the NASDAQ.

The offer is also subject to a number of additional conditions referred to below in the section entitled “The Exchange Offer—Conditions of the Offer.”

How long will it take to complete Porter’s proposed transaction?

The timing of completing the offer will depend, among other things, on our having received all consents or approvals of federal and state authorities required to complete the offer. We cannot complete the offer unless the Board of Governors of the Federal Reserve and the Kentucky Department of Financial Institutions approve it. We expect to file all applications necessary to obtain required regulatory approvals of the transactions contemplated by the offer as soon as reasonably practicable after the date hereof.

Although we do not know of any reason why we would not obtain these regulatory approvals in a timely manner, we cannot be certain when we will obtain them or that we will obtain them at all.

Do you intend to replace CZFC’s board of directors?

If the offer is completed and Porter acquires a majority interest in CZFC, we would expect to make changes to the CZFC board of directors. CZFC’s board of directors currently consists of twelve directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. If necessary, Porter may call a special meeting of CZFC shareholders to replace a majority of the directors of CZFC with its own nominees.

Do I have to vote to approve the offer?

No. Your vote is not required. You simply need to tender your shares if you choose to do so. However, the offer can only be completed if, among other things, CZFC shareholders validly tender and do not withdraw before the expiration of the offer at least 51% of the CZFC common shares then outstanding.

Is Porter’s financial condition relevant to my decision to tender shares of CZFC common stock in the offer?

Yes. Porter’s financial condition is relevant to your decision to tender your shares of CZFC common stock because you can choose to receive Porter common shares in whole or in part in exchange for the shares of CZFC common stock you tender. You should therefore consider Porter’s financial condition before you decide to become a Porter shareholder through the offer. You also should consider the possible effect that Porter’s acquisition of CZFC will have on Porter’s financial condition. This prospectus/offer to exchange contains financial information regarding Porter and CZFC, as well as pro forma financial information for the proposed combination of Porter and CZFC, all of which we encourage you to review.

Does Porter have the financial resources to complete the offer?

Our offer is not subject to a financing condition. We estimate that the total amount of cash required to complete the transactions contemplated by the offer, including payment of any fees, expenses and other related amounts incurred in connection with the offer, will be approximately $15 million.

We expect to have sufficient cash on hand to complete the transactions contemplated by the exchange offer and to pay fees, expenses and other related amounts. In addition, we intend to evaluate financing options and believe we would be able to secure sufficient funds if we determined that financing the cash required to complete the transactions was in the best financial interests of Porter and the combined company.

The estimated amount of cash required is based on Porter’s due diligence review of CZFC’s publicly available information to date and is subject to change. For a further discussion of the risks relating to Porter’s limited due diligence review, see “Risk Factors—Risk Factors Relating to the Offer.”

What percentage of Porter common stock will former holders of CZFC common stock own after the offer?

Assuming the conversion of all the CZFC convertible preferred stock and the exercise of all options and warrants to purchase CZFC common shares, and that all shares of CZFC common stock are exchanged pursuant to the offer, former CZFC shareholders would own, in the aggregate, less than 13.2% of the outstanding Porter common shares. However, to the extent CZFC shareholders elect not to convert preferred stock, exercise warrants and options, or exchange their shares in this offer, and to the extent CZFC shareholders exchange their shares for cash, we expect the percentage of the outstanding Porter common shares owned in the aggregate by former CZFC shareholders following the offer will be substantially less than 13.2%.

For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Ownership of Porter After the Offer.”

When does your offer expire? Can the offer be extended and, if so, under what circumstances?

The offer is scheduled to expire at 5:00 p.m., Eastern Time, on December 22, 2009, which is the initial expiration date, unless further extended by Porter. When we make reference to “the expiration of the offer” anywhere in this prospectus/offer to exchange, this is the time to which we are referring, including, when applicable, any extension period that may apply. For more information, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Extension, Termination and Amendment.”

We may, in our sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in “The Exchange Offer—Conditions of the Offer” are not satisfied before the scheduled expiration date of the offer. The offer is conditioned upon, among other things, approval of Porter’s applications to acquire CZFC shares by the Board of Governors of the Federal Reserve System and the Kentucky Department of Financial Institutions and the expiration or termination of any applicable waiting periods. Any decision to extend the offer, including for how long, will be made at such time. The expiration date may also be subject to multiple extensions. Any decision to extend the offer will be made public by an announcement regarding such extension as described under “The Exchange Offer—Extension, Termination and Amendment.”

We may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period would not be an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after we accept for exchange all shares tendered during the offer, during which shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

How do I tender my shares?

To tender shares into the offer, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to Continental Stock Transfer and Trust Company, the depositary for the offer, not later than the time the offer expires. The letter of transmittal is enclosed with this prospectus/offer to exchange. If your shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company.

If you cannot deliver any required document or instrument to the depositary by the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the depositary by using the enclosed notice of guaranteed delivery. For the tender to be valid, however, the depositary must receive the missing items within three NASDAQ trading days after the date of execution of such notice of guaranteed delivery. If you cannot deliver all necessary documents to the depositary in time, you may be able to complete and deliver to the exchange agent, in lieu of the missing documents, the enclosed notice of guaranteed delivery, provided you are able to comply fully with its terms. In all cases, an exchange of tendered shares will be made only after timely receipt by the depositary of certificates for such shares (or a confirmation of a book-entry transfer of such shares) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

For a complete discussion on the procedures for tendering your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering.”

How do I make my election whether to receive Porter common shares and/or cash in exchange for my CZFC common shares?

You must submit an election form to the depositary when you tender your shares. You will select the choice of payment you prefer from the three choices listed on the election form.

If you properly submit all required documents for a valid tender of CZFC common shares, but fail to submit a completed election form by the expiration date, then you will be treated as having elected to receive 0.5686 Porter common shares in exchange for each CZFC common share you tender. For a complete discussion on the procedures for tendering your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Election Form.”

Can I withdraw tendered shares?

You may withdraw previously tendered shares at any time before the expiration of the offer. CZFC common shares tendered during the subsequent offering period, if any, may not be withdrawn. For a complete discussion on the procedures for withdrawing your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the depositary while you still have the right to withdraw. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. For a complete discussion on the procedures for withdrawing your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Withdrawal Rights.”

When and how will I receive the offer consideration in exchange for my tendered shares?

Porter will exchange all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the terms thereof and the satisfaction or waiver of the conditions to the offer, as set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer.”

We will deliver the consideration for your validly tendered and not properly withdrawn shares of CZFC common stock by depositing the stock and cash consideration for your shares with the depositary, which will act as your agent for the purpose of receiving any stock and cash consideration from us and transmitting it to you. In all cases, an exchange of consideration for tendered shares of CZFC common stock will be made only after timely receipt by the depositary of certificates for the tendered shares (or a confirmation of a book-entry transfer of such shares as described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents.

Are dissenters’ rights available in the offer?

No.

What is the market value of my shares of CZFC common stock as of a recent date?

The closing sale prices of Porter common shares and CZFC common shares as reported on Thursday, October 15, 2009, the last day of trading before Porter publicly announced that it had acquired beneficial ownership of 19.7% of the CZFC common shares, and October 21, 2009, the last day of trading before Porter publicly announced the offer, are shown below. The Porter share prices have not been adjusted for the 5% stock dividend announced on October 19, 2009, which will be payable on November 19, 2009.

	October 15, 2009	October 21, 2009
Porter common stock closing price	$16.99	$17.12
CZFC common stock closing price	$3.75	$7.40

We encourage you to obtain a recent quotation for CZFC and Porter common stock before deciding whether or not to tender your shares.

Where can I find more information on Porter and CZFC?

You can find more information about Porter and CZFC from various sources described in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

To whom can I talk if I have questions about the offer?

You can call the information agent for the offer. The information agent for the offer is:

J.J.B. HILLIARD, W.L. LYONS, LLC

500 West Jefferson Street

Louisville, Kentucky 40202

(502) 588-8400

Shareholders May Call Toll Free: (800) 444-1854

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, and the documents incorporated or deemed to be incorporated by reference herein, that are not statements of historical fact are forward-looking statements. We may make forward-looking statements in future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share, capital structure and other financial items; (2) plans and objectives of the Company or its management or Board of Directors; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “believes,” “anticipates,” “expects,” “will,” “intends,” “plans,” “targeted,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. In addition to those risks described under the caption “Risk Factors” of our annual reports on Form 10-K and our quarterly reports on Form 10-Q, the following factors could cause such differences:

•

changes in general economic conditions and economic conditions in Kentucky and the markets we serve, any of which may affect, among other things, our level of non-performing assets, charge-offs, and provision for loan loss expense;

•	changes in interest rates that may reduce interest margins and impact funding sources;

•	changes in market rates and prices which may adversely impact the value of financial products including securities, loans and deposits;

•	changes in tax laws, rules and regulations;

•

various monetary and fiscal policies and regulations, including those determined by the U.S. Department of the Treasury, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions;

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;

•	our ability to grow our core businesses;

•	our ability to develop and introduce new banking-related products, services and enhancements and gain market acceptance of such products; and

•	management’s ability to manage these and other risks.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We have no duty to, and do not intend to, update these statements unless applicable laws require us to do so.

NOTE ON CZFC INFORMATION

All information concerning CZFC, its business, management and operations presented in this prospectus/offer to exchange is taken from publicly available information (primarily filings by CZFC with the SEC). This information may be examined and copies may be obtained at the places and in the manner set forth in the section entitled “Where You Can Find More Information.” Porter is not affiliated with CZFC, and CZFC has not permitted Porter to have access to its books and records. Therefore, non-public information concerning CZFC was not available to Porter for the purpose of preparing this prospectus/offer to exchange. Although Porter has no knowledge that would indicate that statements relating to CZFC contained or incorporated by reference in this prospectus/offer to exchange are inaccurate or incomplete, Porter was not involved in the preparation of those statements and cannot verify them.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Porter is requesting that CZFC provide Porter with information required for complete disclosure regarding the businesses, operations, financial condition and management of CZFC. Porter will amend or supplement this prospectus/offer to exchange to provide any and all information Porter receives from CZFC, if Porter receives the information before Porter’s offer to exchange expires and Porter considers it to be material, reliable and appropriate.

An auditor’s report was issued on CZFC’s financial statements and included in CZFC’s filings with the SEC. Pursuant to Rule 439 under the Securities Act, CZFC’s independent auditors must consent to the inclusion of their audit reports included in CZFC’s Annual Report on Form 10-K for the year ended December 31, 2008 in this prospectus/offer to exchange. Porter is requesting that CZFC authorize their independent auditors to consent to the inclusion of such audit reports in this prospectus/offer to exchange. As of the date hereof, CZFC has not responded to Porter’s request. If Porter receives this consent, Porter will promptly file it as an exhibit to Porter’s registration statement of which this prospectus/offer to exchange forms a part.

SUMMARY OF THE OFFER

This summary highlights selected information from this prospectus/offer to exchange and may not contain all of the information that is important to you. To obtain a better understanding of the offer to holders of shares of CZFC common stock, you should read this entire prospectus/offer to exchange carefully, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

The Companies

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

Porter is the sixth largest independent banking organization domiciled in the state of Kentucky based on total assets. Through its subsidiary PBI Bank, Porter operates 18 full-service banking offices in 11 counties in Kentucky. Porter’s markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. Porter serves south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio, and Daviess Counties. Porter also has an office in Lexington, Kentucky, the second largest city in Kentucky. PBI Bank is both a traditional community bank with a wide range of commercial and personal banking products, with a focus on commercial real estate and residential real estate lending, and an innovative on-line bank which delivers competitive deposit products and services through an on-line banking division operating under the name of Ascencia.

Citizens Financial Corporation

1065 Ashley Street

Bowling Green, Kentucky

(270) 393-0700

CZFC is a bank holding company headquartered in Bowling Green, Warren County, Kentucky. Through its subsidiary, Citizens First Bank, Inc (the “Bank”) CZFC operates 11 banking centers primarily serving customers in the Kentucky counties of Barren, Hart, Simpson and Warren. As of June 30, 2009, Citizens First reported assets of $339 million and total deposits of $264 million.

The Offer

In exchange for each share of CZFC common stock that you validly tender and do not withdraw before the expiration date, you can choose to receive one of the following three forms of payment:

•	$9.00 in cash; or

•	0.5686 Porter common shares; or

•	$4.50 in cash and 0.2843 Porter common shares.

In addition, you will receive cash in lieu of any fractional shares of Porter common stock to which you may otherwise be entitled. Please use the election form included with this offer to exchange to make your election and return it with your completed letter of transmittal.

For this exchange offer, each Porter common share is valued at $15.8286, the average closing price of Porter common shares reported on the Nasdaq Global Market during the ten trading days ending on October 16, 2009, as adjusted for the 5% stock dividend on Porter common shares announced on October 19, 2009. The share exchange ratio was determined by dividing $9.00 by $15.8286.

The share exchange ratio (0.5686 Porter common shares for each CZFC common share) will be adjusted if the average closing price of Porter common shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date (“average closing price”) is less than or equal to $14.24 or exceeds or is equal to $17.42. The adjustment to the share exchange ratio will be calculated by dividing $9.00 by the average closing price. If the average closing price is less than or equal to $14.24, then the share exchange ratio will increase. If the average closing price is greater than or is equal to $17.42, then the share exchange ratio will decrease. These prices reflect the 5% stock dividend announced by Porter on October 19, 2009, which will be payable on November 19, 2009.

The market price of Porter common shares will fluctuate from the date of this offer to the expiration date, and these fluctuations could result in an adjustment of the share exchange ratio. Because of the possibility of an adjustment to the share exchange ratio, CZFC shareholders will not know the exact number of Porter common shares they will receive in connection with the merger when they tender their shares.

Reasons for the Offer

A business combination transaction with CZFC is strategically beneficial for Porter because it strengthens our market presence in South Central Kentucky. We also believe that such a transaction would provide an opportunity to expand our customer base and provide the convenience of additional ATM and branch locations to both new and existing customers of PBIB Bank.

In recent years shareholders of CZFC have approached Porter’s principals on several occasions to inquire about our interest in purchasing their CZFC shares or in pursuing a business combination transaction with CZFC. We have requested to meet with CZFC’s directors and executives regarding our interest in a possible transaction, but on each occasion CZFC’s board and executives have responded that they are not interested in pursuing discussions with us.

Financing of the Offer, Source and Amount of Funds

The offer is not subject to a financing condition. We estimate that the total amount of cash required to complete the transactions contemplated by the offer, including payment of any fees, expenses and other related amounts incurred in connection with the offer, will be approximately $15 million.

We expect to have sufficient cash on hand to complete the transactions contemplated by the exchange offer and to pay fees, expenses and other related amounts. In addition, we intend to evaluate financing options and believe we would be able to secure sufficient funds if we determined that financing the cash required to complete the transactions was in our best financial interests of Porter and the combined company. The estimated amount of cash required is based on our due diligence review of CZFC’s publicly available information to date and is subject to change. For a further discussion of the risks relating to our limited due diligence review, see “Risk Factors—Risk Factors Relating to the Offer.”

Comparative Market Prices and Share Information

Porter common stock is listed on the NASDAQ Global Market under the symbol “PBIB.” CZFC common stock is listed on the NASDAQ Global Market under the symbol “CZFC.” The following table sets forth the closing prices of Porter and CZFC as reported on Thursday, October 15, 2009, the last day of trading before Porter publicly announced that it had acquired beneficial ownership of 19.7% of the CZFC common shares, and

October 21, 2009, the last day of trading before Porter publicly announced the offer. The Porter stock prices have been adjusted to reflect the 5% stock dividend announced on October 19, 2009 which will be payable on November 19, 2009. The table also shows the implied value of one share of CZFC common stock in the offer, which was calculated by multiplying the closing price for one share of Porter common stock by the exchange ratio of 0.5686.

	October 15, 2009	October 21, 2009
Porter common stock closing price	$16.18	$16.30
CZFC common stock closing price	$3.75	$7.40
Implied value of CZFC common stock	$9.20	$9.27

Based on the closing price of Porter common stock as of October 15, 2009, the offer represented a 245% premium over $3.75, the closing price of CZFC on October 15, 2009. Based on the closing prices of Porter common stock and CZFC common stock on October 21, 2009, the offer represented a 25% premium.

The value of the offer will change as the market prices of Porter common stock and CZFC common stock fluctuate during the offer period and thereafter. Therefore, the value at the expiration of the offer period may differ from the prices set forth above and at the time you receive your Porter common shares. Please see the section of this prospectus/offer to exchange entitled “Risk Factors.” Shareholders are encouraged to obtain current market quotations for shares of CZFC and Porter common stock before making any decision with respect to the offer.

Purpose and Structure of the Offer

The purpose of our offer is for Porter to acquire control of CZFC, and we are offering to acquire any and all of CZFC’s outstanding common shares. As of August 14, 2009, there were 1,968,777 shares of CZFC issued and outstanding. If the offer is consummated, we may seek to consummate a merger of a wholly owned subsidiary into Porter into CZFC in order to acquire the entire equity interest in CZFC, although we have no commitment to do so. Such a merger is sometimes referred to as the second-step merger. The purpose of a second-step merger would be for Porter to acquire all of the issued and outstanding CZFC common shares not exchanged pursuant to the offer. This offer is not conditioned upon entering into a definitive merger agreement with CZFC that would provide for a second-step merger.

We may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days in length following the expiration of the offer on the expiration date and acceptance for exchange of the CZFC common shares tendered in the offer. A subsequent offering period would be an additional period of time, following the acceptance of CZFC common shares tendered in the offer, during which shareholders could tender any CZFC common shares not tendered in the offer.

We reserve the right to amend the offer (including amending the number of shares of common stock to be exchanged, the offer price and the consideration to be offered), or to negotiate a merger agreement with CZFC not involving an exchange offer, in which event we would terminate the offer and the shares of CZFC common stock would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Porter and CZFC.

CZFC Preferred Stock

In this offer we are not offering to acquire shares of either of the two series of CZFC preferred stock—Fixed Rate Cumulative Perpetual Preferred Stock, of which 250 shares are currently issued and outstanding, or the Series A Preferred Stock, of which 250 shares are also currently issued and outstanding. The Series A Preferred Stock was purchased by the United States Department of the Treasury pursuant to its Capital Purchase Program.

If the offer is consummated, CZFC will become a majority owned or wholly owned subsidiary of Porter. Shares of the two series of preferred stock of CZFC would remain outstanding, with the dividend rights and other rights, preferences and obligations would remain as currently stated in CZFC’s articles of incorporation. The Fixed Rate Cumulative Perpetual Preferred Stock would remain convertible into CZFC common shares at a price of $14.06 per CZFC share. In the event of a second step merger, the Fixed Rate Cumulative Perpetual Preferred Stock would become convertible into the kind and amount of other stock or cash receivable in the merger by a holder of the number of CZFC common shares into which the Fixed Rate Cumulative Perpetual Preferred Stock could have been converted immediately before the merger.

In connection with its sale of the Series A preferred stock, CZFC issued a warrant to purchase 254,218 CZFC common shares to the United States Department of the Treasury. The initial exercise price applicable to the warrant is $5.18 per share. The warrant may be exercised at any time on or before December 19, 2018 by surrender of the warrant and the payment of the exercise price. However, the United States Department of the Treasury may not exercise the warrant for more that one-half of the number of shares initially covered by the warrant until after December 31, 2009.

Ownership of Porter After the Offer

Assuming that (1) all of the outstanding CZFC common shares are exchanged exclusively for Porter common shares pursuant to the offer, and (2) all of CZFC’s currently outstanding options, warrants and convertible preferred stock with an exercise or conversion price of $9.00 or less per share are exercised or converted for CZFC common shares, and the CZFC common shares issued upon such exercise or conversion are also exchanged exclusively for Porter common shares pursuant to the offer, then former CZFC shareholders would own, in the aggregate, less than 13.2% of the outstanding Porter common shares following the offer. See “The Exchange Offer—Ownership of Porter After the Offer.”

As a result of CZFC shareholder elections not to exchange their shares or to exchange their shares for cash, we expect the percentage of the outstanding Porter common shares owned in the aggregate by former CZFC shareholders following the offer will be substantially less than 13.2%.

Interest of Executive Officers and Directors of Porter in the Offer

Porter’s Chairman of the Board and General Counsel, J. Chester Porter, and its President and Chief Executive Officer, Maria L. Bouvette together own 65.8% of the outstanding Porter common stock and share voting control of Porter. We do not believe that neither Mr. Porter nor Ms. Bouvette, nor any of the other executive officers and directors of Porter have any material interest in the offer other than as shareholders of Porter.

Appraisal/Dissenters’ Rights

CZFC shareholders will not have dissenters’ rights in connection with the exchange offer.

Material Federal Income Tax Consequences

The offer is not conditioned upon entering into a definitive merger agreement with CZFC that would provide for a second-step merger to follow the offer. Upon completion of the offer, we may consider a second-step merger, although have no commitment for such a transaction. The purpose of a second-step merger would be to acquire all of the issued and outstanding CZFC common shares not exchanged pursuant to the offer.

Accordingly, the offer is not intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The receipt of cash in lieu of Porter common stock as consideration for the exchange of CZFC common stock will result in recognition of gain or loss. If the offer is completed and no second-step merger occurs, a holder of CZFC common stock who receives shares of Porter common stock in exchange for such shareholder’s CZFC common shares pursuant to the offer will recognize a taxable gain or loss.

This prospectus/offer to exchange contains a general description of the material federal income tax consequences of the offer. This description does not address any non-U.S. tax consequences, nor does it pertain to state, local or other tax consequences. Consequently, we urge you to contact your own tax advisor to determine the particular tax consequences to you of the offer.

Accounting Treatment

Porter will account for the acquisition of CZFC common shares under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

Regulatory Approval and Status

Completion of the offer is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the offer. These approvals include approval from the Board of Governors of the Federal Reserve (“Federal Reserve”) and the Kentucky Department of Financial Institutions (“KDFI”). We cannot complete the offer in the absence of these required regulatory approvals. We are in the process of filing all of the required applications with the Federal Reserve and the KDFI. Although we do not know of a reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain of when or if we will get them. The approval of any application merely implies satisfaction of regulatory criteria for approval, and does not include review of the offer from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the offer.

Listing of Porter Common Stock to be Issued Pursuant to the Offer

Porter will submit the necessary applications to cause the shares of its common stock to be issued in the offer to be approved for listing on the NASDAQ. Approval of this listing is a condition to the offer.

Conditions of the Offer

The offer is conditioned upon, among other things, the following:

Regulatory Condition—Porter must have received all consents or approvals of, or the provision of notices to federal and state authorities required to complete the offer. These approvals include approval from the Federal Reserve and the KDFI.

Minimum Tender Condition—CZFC shareholders shall have validly tendered and not withdrawn before the expiration of the offer CZFC common shares representing at least 51% of the CZFC common shares then outstanding.

Registration Statement Condition—The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Porter shall have received all necessary state securities law or “blue sky” authorizations.

NASDAQ Listing Condition—The shares of Porter common stock to be issued pursuant to the offer shall have been approved for listing on the Nasdaq Global Market.

Comparison of Shareholder Rights

If you elect to receive exchange consideration in the form of stock, you will receive Porter common shares as part of the offer consideration for your CZFC common shares. Though both Porter and CZFC are Kentucky corporations, there may still be a number of differences between the rights of a shareholder of CZFC and the rights of a shareholder of Porter, to the extent that there are differences between the respective articles of incorporation and bylaws of CZFC and Porter.

Expiration Date of the Offer

The offer is scheduled to expire at 5:00 p.m., Eastern time, on December 22, 2009, which is the initial expiration date, unless further extended by us.

Extension, Termination and Amendment

We reserve the right, in our sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any CZFC common shares in order to comply in whole or in part with applicable law, including approval of the offer by bank regulatory authorities;

•

to amend or terminate the offer without accepting for exchange, or exchanging, any shares of CZFC common stock, if any of the individually sub-headed conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange captioned “The Exchange Offer—Conditions of the Offer—Other Conditions” has occurred; and;

•

to waive any conditions to the offer or otherwise amend the offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the depositary and by making public announcement thereof.

In addition, even if we have accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange CZFC common shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer. Any decision to extend the offer, and if so, for how long, will be made at such time. The expiration date may also be subject to multiple extensions.

Procedure for Tendering Shares

The procedure for tendering CZFC common shares varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form. In addition to the procedures outlined in this prospectus/offer to exchange, we urge you to read the accompanying transmittal materials, including the letter of transmittal.

Election Form

In addition to fulfilling the requirements for a valid tender as set forth at “The Exchange Offer—Procedures for Tender,” shareholders who tender their CZFC common shares must submit an Election Form. On the Election

Form, you must select the choice of payment you prefer from the three choices listed on the Election Form. If you properly submit all required documents for a valid tender of CZFC common shares, but fail to submit a completed election form by the expiration date, then you will be treated as having elected to receive 0.5686 Porter common shares in exchange for each CZFC common share you tender.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if we have not accepted your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange. If Porter decides to provide a subsequent offering period, it will accept shares tendered during that period immediately and you will not be able to withdraw shares tendered in the offer during any subsequent offering period.

Exchange of CZFC Common Shares; Delivery of Porter Common Shares and Cash

Porter will exchange all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the terms thereof and the satisfaction or waiver of the conditions to the offer, as set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer.” We will deliver the cash or stock consideration for your validly tendered and not properly withdrawn CZFC common shares by depositing the stock and/or cash consideration with the depositary, which will act as your agent for the purpose of receiving any stock and/or cash consideration from us and transmitting such stock and/or cash consideration to you. In all cases, an exchange of consideration for tendered CZFC common shares will be made only after timely receipt by the depositary of certificates for such shares (or a confirmation of a book-entry transfer of such shares as described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such tendered shares of CZFC.

Risk Factors

The offer is, and if the offer is consummated, the combined company will be, subject to a number of risks which you should carefully consider before participating in the exchange offer. See the section of this prospectus/offer to exchange entitled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR PORTER

The following table sets forth the selected historical consolidated financial and operating data for Porter. The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from Porter’s audited consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial and operating data as of and for the six months ended June 30, 2009 and 2008 have been derived from Porter’s unaudited consolidated condensed financial statements. The results for the six months ended June 30, 2009 are not necessarily indicative of results that may be expected for the entire fiscal year. Porter’s management believes that its unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented.

You should read this selected consolidated financial and operating data in conjunction with Porter’s audited financial statements for the fiscal year ended December 31, 2008 and unaudited interim financial statements for the three months and six months periods ended June 30, 2009 included elsewhere in this prospectus/offer to exchange.

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)
Income Statement Data:
Interest income	$47,147	$50,715	$100,107	$91,800	$72,863	$62,054	$49,947
Interest expense	22,367	27,400	52,881	49,404	35,622	25,665	19,698

Net interest income	24,780	23,315	47,226	42,396	37,241	36,389	30,249
Provision for loan losses	3,200	1,400	5,400	4,025	1,405	3,645	2,533
Non-interest income	3,381	3,606	6,868	5,556	5,196	5,433	4,553
Non-interest expense	15,504	14,164	27,757	22,474	19,785	20,047	17,725

Income before minority interest and taxes	9,457	11,357	20,937	21,453	21,247	18,130	14,544
Minority interest in net income of consolidated subsidiaries	—	—	—	—	—	1,314	898

Income before income taxes	9,457	11,357	20,937	21,453	21,247	16,816	13,646
Income tax expense	3,151	3,787	6,927	7,224	6,908	2,201	2,759

Net income	6,306	7,570	14,010	14,229	14,339	14,615	10,887
Less:
Dividends on preferred stock	875	—	194	—	—	—	—
Accretion on preferred stock	88	—	20	—	—	—	—

Net income available to common	$5,343	$7,570	$13,796	$14,229	$14,339	$14,615	$10,887

Common Share Data(1):
Basic and diluted earnings per common share	$0.61	$0.87	$1.60	$1.69	$1.95	$2. 26	$1.68
Cash dividends declared per common share	0.40	0.38	0.78	0.74	0.73	1.52	1.03
Book value per common share	14.98	14.41	14.85	14.07	12.89	10.30	10.24
Tangible book value per common share	11.92	11.36	11.74	11.61	11.29	8.45	9.48

Balance Sheet Data (at period end):
Total assets	$1,709,808	$1,581,550	$1,647,857	$1,456,020	$1,051,006	$991,481	$887,201
Debt obligations:
FHLB advances	126,350	145,098	142,776	121,767	47,562	63,563	50,961
Junior subordinated debentures	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Subordinated capital note	9,000	—	9,000	—	—	—	—
Notes payable	—	—	—	—	—	9,600	100

Average Balance Data:
Average assets	$1,715,826	$1,538,440	$1,572,599	$1,221,649	$995,018	$942,733	$829,204
Average loans	1,360,192	1,298,407	1,324,658	1,019,628	814,202	776,207	684,458
Average deposits	1,363,970	1,231,656	1,250,614	997,287	810,419	771,677	669,936
Average FHLB advances	132,675	133,512	138,954	69,276	57,847	54,342	53,939
Average junior subordinated debentures	25,000	25,000	25,000	25,000	25,000	25,000	22,200
Average subordinated capital note	9,000	—	4,525	—	—	—	—
Average notes payable	—	—	—	14	7,329	100	100
Average shareholders’ equity	166,466	125,117	131,706	114,797	83,428	68,922	64,116

(1)	Common share data has been adjusted to reflect (a) a 5% stock dividend announced on October 19, 2009 and payable on November 19, 2009; (b) a 5% stock dividend effective November 10, 2008; and (c) a stock split effective December 7, 2005.

PORTER RECENT DEVELOPMENTS

Stock Dividend. On October 19, 2009, Porter announced that its board of directors declared a 5% stock dividend. The dividend is payable on November 19, 2009, to shareholders of record as of November 12, 2009. Fractional shares arising from the stock dividend will be rounded up to the nearest whole share and will be credited to shareholders. The stock dividend is in addition to Porter’s quarterly cash dividend.

Third Quarter Financial Results. On October 15, 2009, Porter issued a press release to report the following financial results for the quarter ended September 30, 2009. The reported results reflect management’s expectations based on facts known to Porter, which may change between the date of this prospectus/offer to exchange and the date Porter finalizes and files its Form 10-Q for the third quarter of 2009. Our independent registered public accounting firm has not completed its review of the September 30, 2009 financial statements. Accordingly, we cannot assure you that our actual financial results will meet management’s current expectations or our final results for the third quarter of 2009 will not be adversely affected by factors identified in the sections of this prospectus/offer to exchange entitled “Forward-Looking Statements” or “Risk Factors.”

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Financial Information

(in thousands, except share and per share data)

	Three Months Ended 9/30/09	Three Months Ended 6/30/09	Three Months Ended 9/30/08	Nine Months Ended 9/30/09	Nine Months Ended 9/30/08
Income Statement Data
Interest income	$23,802	$23,645	$25,106	$70,949	$75,821
Interest expense	9,428	10,832	12,673	31,795	40,073

Net interest income	14,374	12,813	12,433	39,154	35,748
Provision for loan losses	2,000	1,600	1,250	5,200	2,650

Net interest income after provision	12,374	11,213	11,183	33,954	33,098

Service charges on deposit accounts	843	788	876	2,319	2,607
Income from fiduciary activities	227	198	261	645	845
Gains on sales of loans originated for sale	82	241	—	323	—
Gains (losses) on sales of securities, net	321	—	(101)	322	(146)
Other	563	668	689	1,808	2,025

Non-interest income	2,036	1,895	1,725	5,417	5,331

Salaries & employee benefits	3,799	3,813	3,666	11,490	11,382
Occupancy and equipment	993	981	882	2,972	2,699
FDIC insurance	626	503	284	1,588	747
FDIC special insurance assessment	—	781	—	781	—
Franchise tax	450	450	435	1,350	1,305
Other real estate owned expense	353	226	109	706	456
Professional fees	175	203	177	606	595
Communications expense	183	230	181	568	530
Postage and delivery	193	184	201	561	568
Advertising	121	125	100	404	401
Other	691	732	734	2,062	2,250

Non-interest expense	7,584	8,228	6,769	23,088	20,933

Income before income taxes	6,826	4,880	6,139	16,283	17,496
Income tax expense	2,290	1,635	2,039	5,441	5,826

Net income	4,536	3,245	4,100	10,842	11,670
Less:
Dividends on preferred stock	437	437	—	1,312	—
Accretion on preferred stock	44	44	—	132	—

Net income available to common	$4,055	$2,764	$4,100	$9,398	$11,670

Weighted average common shares—Basic	8,756,289	8,754,908	8,702,610	8,740,314	8,696,325
Weighted average common shares—Diluted	8,756,289	8,754,908	8,702,610	8,740,314	8,696,325

Basic and diluted earnings per common share	$0.47	$0.31	$0.48	$1.08	$1.34
Cash dividends declared per common share	$0.20	$0.20	$0.19	$0.60	$0.57

Average Balance Sheet Data
Assets	$1,674,703	$1,734,866	$1,582,701	$1,701,967	$1,553,301
Loans	1,368,970	1,360,191	1,351,897	1,363,150	1,316,367
Earning assets	1,599,943	1,659,389	1,498,361	1,626,887	1,469,511
Deposits	1,373,626	1,391,868	1,255,778	1,367,224	1,239,755
Long-term debt and advances	112,425	157,388	178,442	148,393	165,204
Interest bearing liabilities	1,401,791	1,456,778	1,353,983	1,426,975	1,325,525
Stockholders’ equity	168,561	167,168	128,080	167,172	126,112

Performance Ratios
Return on average assets	1.07%	0.75%	1.03%	0.85%	1.00%
Return on average equity	10.68	7.79	12.73	8.67	12.36
Yield on average earning assets (tax equivalent)	5.93	5.74	6.70	5.86	6.92
Cost of interest bearing liabilities	2.67	2.98	3.72	2.98	4.04
Net interest margin (tax equivalent)	3.59	3.13	3.33	3.25	3.28
Efficiency ratio	47.14	55.94	47.47	52.18	50.78

Loan Charge-off Data
Loans charged-off	$(829)	$(1,300)	$(782)	$(3,112)	$(1,999)
Recoveries	47	69	37	218	225

Net charge-offs	$(782)	$(1,231)	$(745)	$(2,894)	$(1,774)

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Financial Information

(in thousands, except share and per share data)

	As of 9/30/09	As of 6/30/09	As of 12/31/08	As of 9/30/08
Balance Sheet Data
Assets
Loans	$1,387,359	$1,362,059	$1,350,106	$1,342,467
Loan loss reserve	(21,958)	(20,740)	(19,652)	(18,638)
Net loans	1,365,401	1,341,319	1,330,454	1,323,829
Securities available for sale	175,160	178,161	173,077	109,799
Federal funds sold & interest bearing deposits	74,232	79,284	38,189	30,172
Cash and due from financial institutions	17,610	17,844	14,957	41,943
Premises and equipment	23,756	23,412	22,543	22,986
Goodwill	23,794	23,794	23,794	23,891
Accrued interest receivable and other assets	48,809	45,994	44,843	43,572

Total Assets	$1,728,762	$1,709,808	$1,647,857	$1,596,192

Liabilities and Equity
Certificates of deposit	$1,099,402	$1,074,819	$1,012,851	$987,464
Interest checking	72,472	71,864	76,962	80,009
Money market	80,471	90,962	72,543	82,179
Savings	33,450	34,917	33,253	34,684

Total interest bearing deposits	1,285,795	1,272,562	1,195,609	1,184,336
Demand deposits	92,861	91,630	92,940	87,603

Total deposits	1,378,656	1,364,192	1,288,549	1,271,939
Federal funds purchased & repurchase agreements	11,296	11,232	10,084	10,457
FHLB advances	125,284	126,350	142,776	143,842
Junior subordinated debentures	34,000	34,000	34,000	34,000
Accrued interest payable and other liabilities	8,411	7,891	8,235	8,194

Total liabilities	1,557,647	1,543,665	1,483,644	1,468,432
Stockholders’ equity	171,115	166,143	164,213	127,760

Total Liabilities and Stockholders’ Equity	$1,728,762	$1,709,808	$1,647,857	$1,596,192

Ending common shares outstanding	8,756,057	8,756,598	8,702,330	8,702,184
Book value per common share	$15.54	$14.98	$14.85	$14.69
Tangible book value per common share	12.21	11.92	11.74	11.67

Asset Quality Data
Loan 90 days or more past due still on accrual	$9,896	$8,405	$11,598	$4,997
Non-accrual loans	16,369	10,872	9,725	10,420

Total non-performing loans	26,265	19,277	21,323	15,417
Real estate acquired through foreclosures	12,934	9,551	7,839	7,521
Other repossessed assets	77	80	96	96

Total non-performing assets	$39,276	$28,908	$29,258	$23,034

Non-performing loans to total loans	1.89%	1.42%	1.58%	1.15%
Non-performing assets to total assets	2.27	1.69	1.78	1.44
Allowance for loan losses to non-performing loans	83.60	107.59	92.16	120.89
Allowance for loan losses to total loans	1.58	1.52	1.46	1.39

Risk-based Capital Ratios
Tier I leverage ratio	10.13%	9.62%	10.10%	8.11%
Tier I risk-based capital ratio	11.90	11.98	12.13	9.55
Total risk-based capital ratio	13.80	13.89	14.05	11.49

FTE employees	281	278	276	283

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR CZFC

The following table sets forth the selected historical consolidated financial and operating data for CZFC. The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from CZFC’s audited consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial and operating data as of and for the six months ended June 30, 2009 and 2008 have been derived from CZFC’s unaudited consolidated condensed financial statements. The results for the nine months ended June 30, 2009 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected consolidated financial and operating data in conjunction with CZFC’s audited financial statements for the fiscal year ended December 31, 2008 and CZFC’s unaudited interim financial statements for the three months and six months periods ended June 30, 2008 included elsewhere in this prospectus/offer to exchange.

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)
Income Statement Data:
Interest income	$8,756	$10,567	$20,531	$22,743	$14,805	$11,074	$8,621
Interest expense	3,499	5,091	9,592	10,820	5,657	3,353	2,542

Net interest income	5,257	5,476	10,939	11,923	9,148	7,721	6,079
Provision for loan losses	3,200	277	1,927	710	150	(200)	165
Non-interest income	1,673	1,377	2,839	2,506	1,710	1,476	1,430
Non-interest expense	6,119	5,547	20,058	11,976	7,400	6,004	5,806

Income before minority interest and taxes	(2,389)	1,029	(8,207)	1,743	3,308	3,393	1,538
Minority interest in net income of consolidated subsidiaries	—	—	—	—	—	—	—

Income (loss) before income taxes	(2,389)	1,029	(8,207)	1,743	3,308	3,393	1,538
Income tax expense	(1,018)	191	(2,566)	447	1,155	1,156	500

Net income (loss)	(1,371)	838	(5,641)	1,296	2,153	2,237	1,038
Less:
Dividends and accretion on preferred stock	508	259	534	520	520	520	241

Net income (loss) available to common	$(1,879)	$579	$(6,175)	$776	$1,633	$1,717	$797

Common Share Data:
Basic earnings (loss) per common share	$(0.95)	$0.30	$(3.14)	0.39	1.49	$1.83	$0.86
Diluted earnings (loss) per common share	$(0.95)	$0.30	$(3.14)	0.39	1.28	$1.47	$0.86
Cash dividends declared per common share	—	0.05	0.10	0.10	—	—	—
Book value per common share	10.65	15.14	11.77	15.12	14.57	13.76	12.46
Tangible book value per common share	8.61	8.55	9.66	8.42	7.93	12.35	11.35

Balance Sheet Data (at period end):
Total assets	$339,275	$368,261	$355,125	346,353	338,775	195,502	169,512
Debt obligations:
FHLB advances	28,000	15,949	27,500	15,317	11,354	14,500	13,000
Junior subordinated debentures	—	—	—	—	—	—	—
Subordinated capital note	5,000	5,000	5,000	5,000	5,000	—	—
Notes payable	—	—	—	—	350	—	—

Average Balance Data:
Average assets	$351,688	$358,898	$361,936	$340,192	$212,830	$180,461	$165,900
Average loans	269,105	270,373	274,012	249,279	166,794	153,501	140,470
Average deposits	271,741	292,472	290,100	284,576	172,137	141,201	130,640
Average FHLB advances	26,575	17,578	19,173	7,990	11,975	14,100	13,385
Average junior subordinated debentures	—	—	—	—	—	—	—
Average subordinated capital note	5,000	5,000	5,000	5,000	1,082	—	—
Average notes payable	—	—	—	—	84	—	—
Average shareholders’ equity	40,728	37,939	38,076	37,084	22,514	19,170	14,329

CZFC RECENT DEVELOPMENTS

On October 20, 2009, CZFC issued a press release to report the following financial results for the quarter ended September 30, 2009.

Consolidated Financial Highlights (Unaudited)

In thousands, except per share data and ratios

Consolidated Statement of Income:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Interest income	$4,330	$5,158	$13,086	$15,725
Interest expense	1,486	2,359	4,985	7,450

Net interest income	2,844	2,799	8,101	8,275
Provision for loan losses	300	575	3,500	852

Net interest income after provision for loan losses	2,544	2,224	4,601	7,423
Non-interest income	676	792	2,349	2,169
Non-interest expenses	2,862	2,843	8,981	8,390

Income (loss) before income taxes	358	173	(2,031)	1,202
Provision (benefit) for income taxes	31	(24)	(987)	167

Net income/(loss)	327	197	(1,044)	1,035
Preferred dividends and discount accretion	256	130	764	389

Net income (loss) available for common shareholders	$71	$67	$(1,808)	$646
Basic and diluted earnings (loss) per common share	$0.03	$0.03	$(0.92)	$0.33

Consolidated Statement of Condition:

	September 30, 2009	December 31, 2008
Cash and cash equivalents	$13,355	$15,331
Available for sale securities	38,733	39,928
Loans held for sale	2,877	553
Loans	259,408	271,745
Allowance for loan losses	(3,777)	(3,816)
Intangible assets	3,936	4,144
Other assets	27,208	27,240

Total assets	$341,740	$355,125

Deposits	$275,774	$273,015
Securities sold under repurchase agreements	1,517	8,258
FHLB advances	19,500	27,500
Other borrowings	5,000	5,000
Other liabilities	1,971	2,067

Total liabilities	303,762	315,840
Preferred stock	16,166	16,118
Common stock	27,072	27,058
Retained deficit	(5,036)	(3,228)
Accumulated other comprehensive loss	(224)	(663)

Total shareholders’ equity	37,978	39,285

Total liabilities and shareholders’ equity	$341,740	$355,125

Selected Financial Ratios, annualized:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Return on average assets	.38%	.21%	-.40%	.38%
Return on average equity	3.45%	2.07%	-3.52%	3.65%
Return on tangible average equity	3.86%	3.14%	-4.03%	5.56%
Efficiency ratio	79.13%	77.09%	83.62%	78.21%
Non-interest income to average assets	0.79%	0.85%	0.90%	0.80%
Non-interest expenses to average assets	3.33%	3.05%	3.45%	3.09%
Net interest margin(1)	3.80%	3.48%	3.57%	3.55%

	September 30, 2009	September 30, 2008
Asset Quality:
Non-performing loans to total loans	1.04%	0.59%
Non-performing assets to total assets	1.02%	0.81%
Loan Loss Reserve to total loans	1.46%	1.18%

Capital:
Tier 1 Leverage	11.01%	8.08%
Tier 1 Risk-Based Capital	13.05%	9.65%
Total Risk Based Capital	14.30%	10.76%
Ending book value per common share	$11.08	$14.97
Ending tangible book value per share	$9.08	$8.42
Ending shares outstanding (in thousands)	1,969	1,969

(1)	Presented on a tax-equivalent basis for tax-exempt securities

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined balance sheet as of June 30, 2009 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 are based on the historical financial statements of PBI and CZFC after giving effect to the Acquisition. The Acquisition will be accounted for using the acquisition method of accounting in accordance with “Accounting Standards 805, Business Combinations” or (AS 805).

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year end December 31, 2008 give effect to the acquisition as of the beginning of all periods presented. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 assumed that the acquisition took place on June 30, 2009.

The unaudited condensed combined balance sheet and statement of operations as of and for the six months ended June 30, 2009 were derived from PBI’s unaudited condensed financial statements and CZFC’s unaudited condensed financial statements and as of and for the six months ended June 30, 2009. The unaudited condensed statement of operations for the year ended December 31, 2008 was derived from PBI and CZFC’s audited statement of operations for the year ended December 31, 2008.

We will consummate the acquisition only if holders of CZFC common shares tender an amount of shares at such a level that results in PBI owning at least 51% of CZFC common shares. The unaudited pro forma condensed combined financial statements have been prepared using the assumptions below with respect to the number of outstanding shares of our common stock:

•	Assuming Minimum Tender: This presentation assumes that 51% of CZFC’s issued and outstanding shares are acquired by PBI.

•	Assuming Maximum Tender: This presentation assumes that 100% of CZFC’s issued and outstanding shares are acquired by PBI.

The unaudited pro forma condensed combined financial statements reflect management’s best estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed. As final valuations are performed, increases or decreases in the fair value of assets acquired and liabilities assumed will result in adjustments, which may be material, to the balance sheet and/or statement of operations.

As required, the unaudited pro forma condensed combined financial statements includes adjustments which give effect to the events that are directly attributable to the acquisition, expected to have a continuing impact and are factually supportable. Hence any planned adjustments affecting the balance sheet, statements of operations or changes in common stock outstanding, subsequent to the assumed closing date are not included.

All information concerning CZFC is taken from publicly available information (primarily filings by CZFC with the SEC). For those assets and liabilities of CZFC for which the acquisition fair value will be established through level 3 inputs, detailed data beyond that which is available in public filings could have a material impact on such fair value assessments. Porter is not affiliated with CZFC, and CZFC has not permitted Porter to have access to its books and records. Therefore, non-public information concerning CZFC was not available to Porter for the purpose of preparing these unaudited combined pro forma financial statements. Although Porter has no knowledge that would indicate that information relating to CZFC is inaccurate or incomplete, Porter was not involved in the preparation of those statements and cannot verify them.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the acquisition occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any date or for any future period. Please refer to the following information in conjunction with the accompanying notes to these pro forma financial statements and the historical financial statements and the accompanying notes thereto and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-PBI”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-CZFC” in this prospectus.

Porter Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2009

(In thousands)

	Historical		Combined Historical	Pro Forma Adjustments (assuming minimum tender)		Combined Pro Forma (assuming minimum tender)	Additional Pro Forma Adjustments (assuming maximum tender)		Combined Pro Forma (assuming maximum tender)
	Porter Bancorp, Inc. & Subsidiary	Citizens First Corporation & Subsidiary
Assets
Cash and balances due from depository institutions	89,991	6,886	96,877	(4,447	)(A)	92,430	(4,273	)(K)	88,157
Federal funds sold	6,537	500	7,037			7,037			7,037

Cash and cash equivalents	96,528	7,386	103,914	(4,447)		99,467	(4,273)		95,194
Interest bearing deposits with other financial institutions	600	—	600			600			600
Securities available for sale	178,161	41,602	219,763	(165	)(B)	219,598	(704	)(B)	218,894
Mortgage loans held for sale	214	1,201	1,415			1,415			1,415
Loans and leases, net of unearned	1,361,845	261,312	1,623,157	(18,541	)(F)	1,604,616			1,604,616
Allowance for loan losses	(20,740)	(3,657)	(24,397)			(24,397)			(24,397)
Premises and equipment	23,412	11,335	34,747	1,000	(D)	35,747			35,747
Goodwill	23,794	2,575	26,369	1,895	(H)	28,264			28,264
Core deposit premium	3,288	1,430	4,718	5,277	(E)	8,565			8,565
	—	—	—	(1,430	)(E)	—	—		—
Accrued interest and other assets	42,706	16,091	58,797	2,060	(H)	60,857			60,857

Total Assets	1,709,808	339,275	2,049,083	(14,351)		2,034,732	(4,977)		2,029,755

Liabilities & Equity
Deposits:
Noninterest-bearing	91,630	37,055	128,685			128,685			128,685
Interest-bearing	1,272,562	226,784	1,499,346	2,497	(F)	1,501,843			1,501,843

Total deposits	1,364,192	263,839	1,628,031	2,497		1,630,528	—		1,630,528
Federal funds purchased and repurchase agreements	11,232	3,427	14,659			14,659			14,659
Federal Home Loan Bank advances	126,350	28,000	154,350	(233	)(G)	154,117			154,117
Accrued interest payable and other liabilities	7,891	1,894	9,785			9,785			9,785
Subordinated capital note	9,000	—	9,000			9,000			9,000
Junior subordinated debentures	25,000	5,000	30,000	(2,002	)(G)	27,998			27,998

Total Liabilities	1,543,665	302,160	1,845,825	262		1,846,087	—		1,846,087

Stockholders’ Equity
Preferred stock	34,219	16,150	50,369	(6,341	)(G)	44,028	(704	)(B)	43,324
Common stock	76,897	27,072	103,969	(27,072	)(I)	81,344	4,273	(K)	85,617
				4,447	(A)
Additional paid-in capital	13,648	—	13,648			13,648			13,648
Retained earnings	41,808	(5,107)	36,701	5,107	(I)	41,508			41,508
				(300	)(C)
Accumulated other comprehensive income (loss)	(429)	(1,000)	(1,429)	1,000	(I)	(429)			(429)

Stockholders’ equity before minority interest	166,143	37,115	203,258	(23,159)		180,099	3,569		183,668

Noncontrolling (minority) interest in consolidated subsidiaries	—	—	—	8,546		8,546	(8,546)		—

Total Stockholders’ Equity	166,143	37,115	203,258	(14,613)		188,645	(4,977)		183,668

Total Liabilities and Stockholders’ Equity	1,709,808	339,275	2,049,083	(14,351)		2,034,732	(4,977)		2,029,755

Porter Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2009

(In thousands, except per share data)

	Historical			Combined Historical	Pro Forma Adjustments (assuming minimum tender)		Combined Pro Forma (assuming minimum tender)	Additional Pro Forma Adjustments (assuming maximum tender)		Combined Pro Forma (assuming maximum tender)
	Porter Bancorp, Inc. & Subsidiary		Citizens First Corporation & Subsidiary
Interest income	47,147		8,756	55,903	746	(F)	57,771	(23	)(B)	57,748
					1,122	(F)
Interest expense	22,367		3,499	25,866	100	(J)	26,066			26,066
					100	(G)

Net interest income	24,780		5,257	30,037	1,668		31,705	(23)		31,682
Provision for loan losses	3,200		3,200	6,400			6,400			6,400

Net interest income after provision for loan losses	21,580		2,057	23,637	1,668		25,305	(23)		25,282
Noninterest income	3,381		1,673	5,054			5,054			5,054
Noninterest expense	15,504		6,119	21,623	528	(E)	22,426			22,426
					250	(F)
					25	(D)

Income(loss) before income taxes	9,457		(2,389)	7,068	865		7,933	(23)		7,910
Income tax expense (benefit)	3,151		(1,018)	2,133	303		2,436			2,436

Net income (loss) before other adjustments	6,306		(1,371)	4,935	562		5,497	(23)		5,474
Less: Net income (loss) attributable to noncontrolling (minority) interests	—		—	—	(396)		(396)	396		—

Net income	6,306		(1,371)	4,935	958		5,893	(419)		5,474
Less:
Dividends on preferred stock	875		508	1,383			1,383	(23	)(B)	1,360
Accretion on preferred stock	88		—	88	317	(G)	405			405

Net income available to common shareholders	5,343		(1,879)	3,464	641		4,105	(396)		3,709

Pro forma earnings (loss) per common share(J)
Basic	0.61		(0.95)				0.46			0.40
Diluted	0.61		(0.95)				0.45			0.39
Weighted average number of shares outstanding
Basic	8,732,195	(1)	1,968,777		280,947		9,013,142	269,953		9,283,095
Diluted	8,732,195	(1)	1,968,777		388,848		9,121,043	269,953		9,390,996
Per Share Data:
Book value per common share	14.98		10.65				14.97			14.99
Tangible book value per common share	11.92		9.12				10.93			11.08
Dividends per common share	0.40		0.00				0.39			0.38

(1)	- Adjusted for 5% stock dividend

Porter Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2008

(In thousands, except per share data)

	Historical			Combined Historical	Pro Forma Adjustments (assuming minimum tender)		Combined Pro Forma (assuming minimum tender)	Additional Pro Forma Adjustments (assuming maximum tender)		Combined Pro Forma (assuming maximum tender)
	Porter Bancorp, Inc. & Subsidiary		Citizens First Corporation & Subsidiary
Interest income	100,107		20,531	120,638	1,491	(E)	124,373	(46	)(B)	124,327
					2,244	(F)
Interest expense	52,881		9,592	62,473	200	(J)	62,873			62,873
					200	(G)

Net interest income	47,226		10,939	58,165	3,335		61,500	(46)		61,454
Provision for loan losses	5,400		1,927	7,327			7,327			7,327

Net interest income after provision for loan losses	41,826		9,012	50,838	3,335		54,173	(46)		54,127
Noninterest income	6,868		2,839	9,707			9,707			9,707
Noninterest expense	27,757		20,058	47,815	1,056	(E)	49,421			49,421
					500	(F)
					50	(D)

Income(loss) before income taxes	20,937		(8,207)	12,730	1,729		14,459	(46)		14,413
Income tax expense (benefit)	6,927		(2,566)	4,361	605		4,966			4,966

Net income (loss) before other adjustments	14,010		(5,641)	8,369	1,124		9,493	(46)		9,447
Less: Net income (loss) attributable to noncontrolling (minority) interests	—		—	—	(2,213)		(2,213)	2,213		—

Net income	14,010		(5,641)	8,369	3,337		11,706	(2,259)		9,447
Less:
Dividends on preferred stock	194		534	728			728	(46	)(B)	682
Accretion on preferred stock	20		—	20	634	(G)	654			654

Net income available to common shareholders	13,796		(6,175)	7,621	2,703		10,324	(2,213)		8,111

Pro forma earnings (loss) per common share(J)
Basic	1.60		(3.14)				1.16			0.88
Diluted	1.60		(3.14)				1.14			0.87
Weighted average number of shares outstanding
Basic	8,632,576	(1)	1,968,777		280,947		8,913,523	269,953		9,183,476
Diluted	8,633,370	(1)	1,968,777		388,848		9,022,218	269,953		9,292,171
Per Share Data:
Book value per common share	14.85		11.75				14.85			14.87
Tangible book value per common share	11.74		9.98				10.59			10.93
Dividends per common share	0.78		0.10				0.75			0.73

(1)	- Adjusted for 5% stock dividend

Notes to Unaudited Condensed Combined Pro Forma Financial Statements

1) Description of the Acquisition and Basis of Preparation

The Acquisition

Porter Bancorp, Inc. (“Porter” or “PBI”), a Kentucky corporation, is seeking through this offering to acquire each of the issued and outstanding shares of common stock of Citizens First Corporation (“Citizens” or “CZFC”), a Kentucky corporation for $9.00 per share. CZFC shareholders may choose to receive $9.00 cash per share; or 0.5686 shares of the common stock of Porter (“Porter common shares”); or $4.50 in cash per share and 0.2843 Porter common shares.

The share exchange ratio (0.5686 Porter common shares for each CZFC common share) will be adjusted if the average closing price of Porter common shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date (“average closing price”) is less than or equal to $14.24 or exceeds or is equal to $17.42. The adjustment to the share exchange ratio will be calculated by dividing $9.00 by the average closing price. If the average closing price is less than or equal to $14.24, then the share exchange ratio will increase. If the average closing price is greater than or is equal to $17.42, then the share exchange ratio will decrease.

These pro forma financial statements are prepared based on the assumption that the consideration will be paid 50% in Porter common shares and 50% cash. Furthermore, the pro forma’s reflect a minimum tender scenario whereby Porter acquires 51% of the outstanding shares of CZFC and a maximum tender scenario whereby Porter acquires 100% of the outstanding shares of CZFC.

Additional transaction costs to be incurred in the Acquisition are assumed to be $300,000 for Porter. These costs are associated with legal, accounting, and due diligence fees directly related to the acquisition and are not expected to have a continuing impact on operations and therefore have not been included in the unaudited condensed combined pro forma statement of operations.

Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared based on PBI’s and CZFC’s historical financial information. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted as permitted by SEC rules and regulations.

These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the dates indicated and do not purport to be indicative of future financial condition or operating results.

All information concerning CZFC is taken from publicly available information (primarily filings by CZFC with the SEC). Porter is not affiliated with CZFC, and CZFC has not permitted Porter to have access to its books and records. Therefore, non-public information concerning CZFC was not available to Porter for the purpose of preparing these unaudited combined pro forma financial statements. Although Porter has no knowledge that would indicate that information relating to CZFC is inaccurate or incomplete, Porter was not involved in the preparation of those statements and cannot verify them. Further, for those assets and liabilities of CZFC for which the acquisition fair value will be established through level 3 inputs, detailed data beyond that which is available in public filings could have a material impact on such fair value assessments.

2) Acquisition Method

The unaudited pro forma condensed combined financial statements reflect the accounting for the transaction in accordance with AS 805. Under the acquisition method, the purchase price is allocated to the assets acquired

Notes to Unaudited Condensed Combined Pro Forma Financial Statements—(Continued)

and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

PBI will obtain third party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed as of the closing date. As a result of this acquisition, PBI will acquire a Kentucky bank and will pay a premium in the transaction. PBI believes the premium to acquire the bank is warranted as it allows PBI to gain market share and acquire core deposits and franchise value while avoiding many of the costs associated with aggressive marketing, promotional pricing efforts, and de novo branching.

In accordance with AS 805 PBI will not recognize a separate valuation allowance as of the acquisition date for the assets acquired. The loans are measured at their estimated acquisition date fair values and the effects of uncertainty about future cash flows are included in the fair value measure.

The purchase price allocation for the transaction is summarized as follows assuming PBI acquires 100% of the outstanding shares of CZFC (in thousands):

Cash to holders of CZFC common stock	$8,720
Fair value of PBI stock issued to holders of CZFC common stock	8,720
Fair value of CZFC stock already owned by PBI	165

Total purchase price	17,605
Allocated to:
Historical book value of CZFC’s assets, liabilities, and preferred stock	20,965
Less: CZFC’s goodwill and core deposit intangibles	(4,005)

16,960
To adjust CZFC’s assets, liabilities, and preferred stock to fair value:
Loans	(18,541)
Premise & Equipment	1,000
Interest Bearing Deposits	(2,497)
Core Deposit Intangible	5,277
Deferred Tax Assets	2,060
FHLB Advances	233
Subordinated Debt	2,002
Other Liabilities	300
Preferred Stock	6,341

Total allocation of purchase price	13,135

Excess of purchase price over allocation to identifiable assets, liabilities, and preferred stock	$4,470

3) Pro Forma Adjustments and Assumptions

A) Prior to the proposed transaction, PBI owned 31,000 shares of CZFC. This adjustment reflects PBI’s purchase of additional shares resulting in ownership of 51% of the outstanding shares of CZFC by tendering consideration of 50% cash and 50% PBI shares. The share exchange amount is 0.5686 shares of PBIB common each CZFC common share. Each PBI common share is valued at $15.8286, the average closing price of PBIB common shares reported on the Nasdaq Global Market during the ten trading days ending on October 16, 2009, as adjusted for the 5% stock dividend on PBIB common shares announced on October 19, 2009. The share exchange amount was determined by dividing the $9.00 Exchange Price by $15.8286.

B) PBI owns 31,000 shares of CZFC common stock and 22 shares of CZFC cumulative preferred stock prior to this proposed transaction. These adjustments reflect the transfer and elimination in consolidation of the fair value of these shares from the investment portfolio to investment in subsidiary, as well as elimination of income and dividends paid on the CZFC stock held by PBI.

Notes to Unaudited Condensed Combined Pro Forma Financial Statements—(Continued)

C) Reflects legal, accounting, printing and financial advisory costs estimated to be approximately $300,000. The fees are non-recurring items directly attributable to the closing of the transaction and are not expected to have a continuing impact on operations and therefore are not included in the Unaudited Pro Forma Statement of Operations.

D) Reflects the pro forma impact of the acquired property and equipment of CZFC. The preliminary fair value adjustment increasing the historical carrying value of $11.3 million by $1.0 million to $12.3 million will be amortized over the assets’ remaining useful life on a straight-line basis resulting in approximately $50,000 annual depreciation adjustment reflected in the pro forma statement of operations. Based on CZFC’s annual report filing on Form 10-K dated December 31, 2008, the premise and equipment consists of real estate, improvements, and equipment for seven owned branches and leasehold improvements and equipment for four branches. PBI determined the estimated fair value of the fixed assets based on our working knowledge or the real estate market in the communities in which CZFC operates as well as our recent experience developing and constructing new branches.

E) Reflects the pro forma impact of recording the core deposit intangible assets of CZFC and elimination of historical CZFC core deposit intangible. The preliminary fair value adjustment and related amortization is as follows (in thousands):

Core Deposit Intangible
Fair Value Adjustment	$5,277
Amortization Period (years)	7
Amortization:
For the 6 months ended June 30, 2009	$528
For the year ended December 31, 2008	$1,056
Next 5 Years:
2009	1,056
2010	950
2011	844
2012	739
2013	633

The core deposit intangible asset will be amortized using an accelerated declining balance method. A core deposit intangible arises from a financial institution or a financial institution branch having a deposit base comprised of funds associated with stable customer relationships. The intangible asset is present because these customer relationships and the inertia they present provide a cost benefit to the acquiring institution since they typically are at lower interest rates and can be expected to have long-term retention capacity. Deposit customer relationships have value due to their favorable interest rates in comparison to the market rates for alternative funding sources with expected lives comparable to the expected lives of the core deposits. The discounted cash flow method is based upon the principle of future benefits: economic value tends to be based on anticipated future benefits as measured by cash flows expected to occur in the future. In order to estimate the core deposit intangible for CZFC, we utilized CZFC’s June 30, 2009 filing on form 10Q noting deposit balances and cost of funds by deposit product type. We also compared CZFC’s deposits to those purchased in similar transactions over the last year as well as our experience in the local markets.

F) Reflects the pro forma impact of the Purchase Accounting Adjustments on the loans and deposits of CZFC. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is typically based on discounted cash flows using current market rates applied to the estimated life and credit risk including consideration of widening credit spreads. An $11.2 million fair value adjustment was recognized based on CZFC’s performing fixed rate loans and variable rate loans with infrequent

Notes to Unaudited Condensed Combined Pro Forma Financial Statements—(Continued)

repricing. A $2.5 million fair value adjustment was recognized for CZFC’s fixed rate deposits and variable rate deposits with infrequent repricing. This information was obtained from the footnotes of CZFC’s June 30, 2009 financial statements filed on Form 10Q.

The fair value was based on the best public information available presented in CZFC’s June 30, 2009 filing on Form 10Q coupled with our knowledge of credit and deposit trends in our market. These fair value adjustments will be accreted to income over a weighted average life of approximately 4 years for loans and 3 years for deposits. The preliminary fair value adjustment and related amortization is as follows (in thousands):

	Loans	Time Deposits
Fair Value Adjustment	$(11,224)	$(2,497)
Amortization Period (years)	7	7
Amortization (Accretion):
For the 6 months ended June 30, 2009	$1,122	$(250)
For the year ended December 31, 2008	$2,244	$(500)
Next 5 Years:
2009	$2,244	$(500)
2010	$2,020	$(450)
2011	$1,796	$(400)
2012	$1,571	$(350)
2013	$1,347	$(300)

In addition to the interest rate differential adjustment on performing credits noted above, an additional discount of approximately $7.3 million is applied to the gross loan balance. Purchased loans are recorded at the allocated fair value, such that there is no carryover of the seller’s allowance for loan losses in accordance with SOP 03-3. Purchased loans for which it was probable at acquisition that all contractually required payments would not be collected could not be estimated from the public information.

G) Reflects the pro forma adjustments to subordinated debt, FHLB advances, and preferred stock. Information to determine fair value adjustments for these financial instruments was obtained from the footnotes of CZFC’s June 30, 2009 financial statements filed on Form 10Q. Those footnotes indicated that the fair value of CZFC’s subordinated debt was approximately $2.0 million below book value and the fair value of CZFC’s FHLB advances was approximately $200,000 below book value. We recorded these amounts as purchase price premium and have presented the amortization on straight-line basis using an estimated life of ten years.

We also obtained information from the 10Q to complete a present value calculation to determine the fair value of CZFC’s “Cumulative Preferred Stock” and “Series A Preferred Stock”. The fair value calculation considered the current coupon rate, estimated time horizon, and current market rates for similar instruments. It resulted in a purchase price premium for CZFC’s preferred stock issues totaling $6.3 million which will be amortized on a straight-line basis over ten years. Annual amortization will be approximately $634,000.

H) Reflects the pro forma adjustment to goodwill of approximately $1,895,000 (net adjustment necessary to record goodwill from CZFC acquisition of $4,470), representing the excess of the purchase price over the fair value of net assets to be acquired. Fair value purchase accounting entries result in a deferred tax asset based on our statutory Federal income Tax rate of 35%.

I) Reflects the elimination of CZFC’s historical net common equity of approximately $21 million as a result of the acquisition.

J) Reflects the proforma interest cost associated with funding the proposed transaction at 2.0%, a rate that approximates PBI’s incremental cost of funds.

Notes to Unaudited Condensed Combined Pro Forma Financial Statements—(Continued)

K) Represents maximum conversion by CZFC stockholders holding 1,968,777 or 100% of the issued and outstanding common shares of CZFC. Assumes 254,218 common stock warrants (held by the U.S Treasury in connection with CZFC’s issuance of preferred stock in the CPP program) are not exercised at the strike price of $5.18 per share. As these warrants are in the money 107,901 warrants are included as dilutive securities for purposes of fully diluted EPS calculations.

L) Pro forma fully diluted earnings per share (EPS) are based on the following calculations of the number of shares of common stock. EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. The effect of shares underlying the outstanding options and out-of-the money warrants have not been considered in diluted loss per share since the effect of those options and warrants would be anti-dilutive.

For the six month period ended June 30, 2009	Minimum Tender	Maximum Tender
Fully diluted shares:
PBI weighted average shares issued and outstanding before transaction	8,732,195	8,732,195
PBI shares issued in transaction	280,947	550,900

Subtotal	9,013,142	9,283,095
Dilutive effect of CZFC common stock warrants	107,901	107,901
Subtotal	9,121,043	9.390,996

For the twelve month period ended December 31, 2008	Minimum Conversion	Maximum Conversion
Fully diluted shares:
PBI weighted average shares issued and outstanding before transaction	8,633,370	8,633,370
PBI shares issued in transaction	280,947	550,900

Subtotal	8,914,317	9,184,270
Dilutive effect of CZFC common stock warrants	107,901	107,901
Subtotal	9,022,218	9,292,171

M) The unaudited pro forma condensed combined financial statements presented in this document contemplate the consideration paid by PBI to CZFC shareholders to be 50% cash and 50% stock. While we expect that to be the best estimate of the mix of consideration to be paid, we have computed the impact on pro forma earnings per share, book value per share, and net income assuming two additional scenarios. The first contemplates that the PBI purchases 100% of CZFC’s common shares by paying all cash, while the second scenario contemplates that PBI purchases 100% of CZFC’s common shares by issuing no cash and 100% PBI common stock. The results of that scenario analysis are as follows as of June 30, 2009 and for the six month period then ended (dollars in thousands except per share data):

	Pro Forma 100% Cash	Pro Forma 100% Common Stock
Basic EPS	$0.42	$0.38
Fully diluted EPS	$0.41	$0.38
Dividends per share	$0.40	$0.35
Book value per share	$15.94	$14.16
Tangible book value per share	$11.77	$10.46
Net income	$3,644	$3,774

HISTORICAL AND PRO FORMA PER SHARE DATA

Comparative Per Share Data

The following data assume the exchange of 100% of the outstanding CZFC common shares for aggregate consideration consisting of 50% cash and 50% Porter common shares.

	As of/For the Six Months Ended June 30, 2009	As of/For the Year Ended December 31, 2008
Earnings per common share:
Basic
PBI historical	$0.61	$1.60
CZFC historical	(0.95)	(3.14)
Pro forma combined	0.40	0.88
Pro forma equivalent of one CZFC common share	0.23	0.50

Diluted
PBI historical	$0.61	$1.60
CZFC historical	(0.95)	(3.14)
Pro forma combined	0.39	0.87
Pro forma equivalent of one CZFC common share	0.22	0.49

Cash dividends declared per common share:
PBI historical	$0.40	$0.78
CZFC historical	—	0.10
Pro forma combined	0.38	0.73
Pro forma equivalent of one CZFC common share	0.22	0.42

Shareholders’ equity per common share:
PBI historical	$14.98	$14.85
CZFC historical	10.65	11.75
Pro forma combined	14.99	14.87
Pro forma equivalent of one CZFC common share	8.52	8.46

RISK FACTORS

In addition to the other information included and incorporated by reference in this prospectus/offer to exchange (see the section entitled “Where You Can Find More Information”), including the matters addressed in the section entitled “Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to tender your shares of CZFC common stock in the offer.

Risk Factors Relating to the Exchange Offer

Because the market price of shares of Porter common stock may fluctuate, CZFC shareholders cannot be sure of the market value of the shares of Porter common stock that will be issued in connection with the offer

Each outstanding share of CZFC common stock will be exchanged for the right to receive $9.00 in cash, 0.5686 Porter common shares or $4.50 in cash and 0.2843 Porter common shares. The exchange ratio will be adjusted if the average closing price of Porter common shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date is less than or equal to $14.24 or exceeds or is equal to $17.42. If the price of Porter common stock declines (which may occur as the result of a number of reasons (many of which are out of our control), including as a result of the risks described in the section of this prospectus/offer to exchange entitled “Risk Factors”), CZFC shareholders will receive less value for their shares upon exchange of tendered shares in the offer than the value calculated pursuant to the exchange ratio on the date the offer was announced. Because the offer may not be completed until certain conditions have been satisfied or waived (please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer”), a significant period of time may pass between the commencement of the offer and the time that Porter accepts shares of CZFC common stock for exchange. Therefore, at the time you tender your shares pursuant to the offer, you will not know the exact market value of the shares of Porter common stock that will be issued if Porter accepts such shares for exchange. However, tendered shares of CZFC common stock may be withdrawn at any time prior to the time they are accepted for exchange pursuant to the offer. Please see the section entitled “Comparative Market Price and Dividend Information” for the historical high and low sales prices per share of Porter and CZFC common stock, as well as cash dividends per share of Porter and CZFC common stock respectively.

We urge you to obtain current market quotations for Porter and CZFC common stock when you consider whether to tender your shares of CZFC common stock pursuant to the offer.

The offer may adversely affect the liquidity and value of non-tendered shares of CZFC common stock

If not all of the shares of CZFC common stock are tendered in the offer and we accept for exchange those shares tendered in the offer, the number of shareholders and the number of shares of CZFC common stock held by individual holders will be greatly reduced. As a result, Porter’s acceptance of shares for exchange in the offer could adversely affect the liquidity and could also adversely affect the market value of the remaining shares of CZFC common stock held by the public. Subject to the rules of the Nasdaq Global Market, Porter may also seek to cause CZFC to delist the shares of CZFC common stock on the Nasdaq Global Market. As a result of such delisting, shares of CZFC common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Plans for CZFC.”

Porter has not negotiated the price or terms of the offer with CZFC’s board of directors

In evaluating this offer, you should be aware that Porter has not negotiated the price or terms of this offer with CZFC or its board of directors. Neither CZFC nor its board of directors has approved this offer. CZFC, however, is required under the rules of the SEC to either make a recommendation, or state that it is neutral or is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten business days from the date this offer was first published, sent or given to holders of CZFC common stock. Porter recommends that you review this document when it becomes available.

Porter has only conducted a review of CZFC’s publicly available information and has not had access to CZFC’s non-public information. Therefore, Porter may be subject to unknown liabilities of CZFC which may have a material adverse effect on Porter’s profitability, financial condition and results of operations

To date, Porter has only conducted a due diligence review of CZFC’s publicly available information. The consummation of the offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of CZFC that are not publicly available. As a result, after the consummation of the offer, Porter may be subject to unknown liabilities of CZFC, which may have a material adverse effect on Porter’s profitability, financial condition and results of operations.

In respect of all information relating to CZFC presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, Porter has relied upon publicly available information, including information publicly filed by CZFC with the SEC. Although Porter has no knowledge that would indicate that any statements contained herein regarding CZFC’s condition, including its financial or operating condition, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue, Porter was not involved in the preparation of such information and statements. Any financial, operating or other information regarding CZFC that may be detrimental to Porter following Porter’s acquisition of CZFC that has not been publicly disclosed by CZFC, or errors in Porter’s estimates due to the lack of cooperation from CZFC, may have an adverse effect on Porter’s financial condition or the benefits Porter expects to achieve through the consummation of the offer.

If the offer is consummated, we will be acquiring a significant portfolio of loans. Although we expect the fair value of the loans acquired to be less than their current carrying value, there is no assurance that the non-impaired loans we acquired will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to this loan portfolio. Any charge-offs related to these loan portfolios will be borne by us in full and would also negatively impact our net income.

Uncertainties exist in integrating the business and operations of Porter and CZFC

Porter intends, to the extent possible, to integrate CZFC’s operations with those of Porter. Although Porter believes that the integration of CZFC’s operations into Porter will be achievable, there can be no assurance that Porter will not encounter substantial difficulties integrating CZFC’s operations with Porter’s operations, which could result in a delay or the failure to achieve the anticipated benefits and synergies of the combination and, therefore, the expected cost savings. Additionally, these cost savings may be less than Porter currently expects, or may not be realized. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies, and compensation structures between CZFC and Porter;

•	the complexities of integrating the business and operations of CZFC with those of Porter;

•	the retention of existing depositors and customers and attraction of new depositors and customers;

•	the retention of key employees;

•	the consolidation of corporate and administrative infrastructures;

•	the minimization of the diversion of management’s attention from ongoing business concerns; and

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company.

Also, our proposal is not dependent upon the retention or cooperation of CZFC’s senior management. There can be no assurance that there will not be some level of uncooperativeness on the part of CZFC’s senior executive management and/or its other employees which could adversely affect the integration process.

Porter must obtain governmental and regulatory consents to consummate the offer, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the offer, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination contemplated by the offer

The offer is conditioned on the receipt of all necessary governmental and regulatory authorizations, consents, orders and approvals or the termination of any necessary waiting periods, including the approval of the exchange offer by the Board of Governors of the Federal Reserve System and the Kentucky Department of Financial Institutions. If Porter does not receive these approvals, or does not receive them on terms that satisfy the conditions set forth in this prospectus/offer to exchange, then Porter will not be obligated to accept shares of CZFC common stock for exchange in the offer.

The governmental agencies from which Porter will seek these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the transactions contemplated by this prospectus/offer to exchange, agencies may impose requirements, limitations or costs or require divestitures. These requirements, limitations, costs or divestitures could jeopardize or delay the consummation of the offer or may reduce the anticipated benefits of the combination contemplated by the offer. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to the offer will be satisfied, and, if all required consents and approvals are obtained and the conditions to the consummation of the offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Porter agrees to any material requirements, limitations, costs or divestitures in order to obtain any approvals required to consummate the offer, these requirements, limitations, additional costs or divestitures could adversely affect the two companies’ ability to integrate their operations or reduce the anticipated benefits of the combination contemplated by the offer. This could result in a failure to complete the offer or have a material adverse effect on the business and results of operations of the combined company. Please see the section entitled “The Exchange Offer—Conditions of the Offer” for a discussion of the conditions to the offer and the section entitled “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the offer.

The offer could trigger certain provisions contained in CZFC’s employee benefit plans or agreements that could require Porter to make change of control payments or permit a counter-party to an agreement with CZFC to terminate that agreement

Certain of CZFC’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain members of CZFC senior management either upon a change of control, or if following a change of control, CZFC terminates the employment relationship between CZFC and these employees, or if these employees terminate the employment relationship because their respective positions with CZFC have materially changed. If successful, the offer would constitute a change of control of CZFC, thereby giving rise to potential change of control payments.

Because Porter has not had the opportunity to review CZFC’s non-public information, there may be other agreements that permit a counter-party to terminate an agreement because the offer would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, Porter may have to seek to replace that agreement with a new agreement. Porter cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to CZFC’s business, failure to replace that agreement on similar terms or at all may increase the costs to Porter of operating CZFC’s business or prevent Porter from operating part or all of CZFC’s business.

The market for Porter common stock may be adversely affected by the issuance of shares pursuant to the offer.

Although we cannot predict the number of shareholders who will elect to receive Porter common shares in exchange for CZFC shares, in connection with the completion of the offer, and as described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Ownership of Porter After the Offer,” Porter could issue approximately 1.2 million or more Porter common shares. The increase in the number of shares of Porter common stock may lead to sales of such stock or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Porter common stock.

Risk Factors Relating to Porter’s Business

An investment in our common stock involves a number of risks. Realization of any of the risks described below could have a material adverse effect on our business, financial condition, results of operations, cash flow and/or future prospects.

Our business has been and may continue to be adversely affected by current conditions in the financial markets and by economic conditions generally.

The capital and credit markets have been experiencing unprecedented levels of volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. Reduced consumer spending and the absence of liquidity in the global credit markets during the current recession have depressed business activity across a wide range of industries. Unemployment has also increased significantly.

A sustained weakness or weakening in business and economic conditions generally or specifically in our markets could have one or more of the following adverse effects on our business:

•	A decrease in the demand for loans and other products and services offered by us;

•	A decrease in the value of collateral securing our loans;

•	An impairment of certain intangible assets, such as goodwill;

•	An increase in the number of customers who become delinquent, file for protection under bankruptcy laws or default on their loans.

Overall, during the past year and a half, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our businesses, financial condition and results of operations to be adversely affected.

Current market developments may adversely affect our industry, businesses and results of operations.

Over the past year and a half, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence. The loss of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations. Further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

A large percentage of our loans are collateralized by real estate, and further disruptions in the real estate market may result in losses and adversely affect our profitability.

Approximately 89.6% of our loan portfolio as of September 30, 2009 was comprised of loans collateralized by real estate. The declining economic conditions have caused a decrease in demand for real estate which has resulted in flat to declining real estate values in our markets. Further disruptions in the real estate market could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values, we are required to liquidate the collateral securing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

We have a significant percentage of real estate construction and development loans, which carry a higher degree of risk.

Approximately 23.3% of our loan portfolio as of September 30, 2009 consisted of real estate construction and development loans. These loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. If we are forced to foreclose on a project prior to completion, we may not be able to recover the entire unpaid portion of the loan or we may be required to fund additional money to complete the project or hold the property for an indeterminate period of time. Any of these outcomes may result in losses and adversely affect our profitability.

This portion of our loan portfolio has been under stress for almost two years and, due to weakening credit quality, we have continued to increase our loan loss provision and our total allowance for credit losses. The weakness in these portions of our loan portfolio is expected to continue throughout 2009. Accordingly, it is anticipated that our non-performing asset and charge-off levels will remain elevated.

Our decisions regarding credit risk may not be accurate, and our allowance for loan losses may not be sufficient to cover actual losses, which could adversely affect our business, financial condition and results of operations.

We maintain an allowance for loan losses at a level we believe is adequate to absorb probable incurred losses in our loan portfolio based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. If our assessment of these factors is ultimately inaccurate, the allowance may not be sufficient to cover actual future loan losses, which would adversely affect our operating results. Our estimates are subjective and their accuracy depends on the outcome of future events. Changes in economic, operating and other conditions that are generally beyond our control could cause actual loan losses to increase significantly. In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of our allowance for loan losses. Regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs if their judgment differs from ours, which could have a material negative impact on our operating results.

Our profitability depends significantly on local economic conditions.

Because most of our business activities are conducted in central Kentucky and most of our credit exposure is in that region, we are at risk from adverse economic or business developments affecting this area, including declining regional and local business activity, a downturn in real estate values and agricultural activities and natural disasters. To the extent the central Kentucky economy remains weak, the rates of delinquencies, foreclosures, bankruptcies and losses in our loan portfolio will likely increase. Moreover, the value of real estate or other collateral that secures our loans could be adversely affected by the economic downturn or a localized natural disaster. The economic downturn has had a negative impact on our financial results and may continue to have a negative impact on our business, financial condition, results of operations and future prospects.

Our small to medium-sized business target market may have fewer resources to weather the downturn in the economy.

Our strategy includes lending to small and medium-sized businesses and other commercial enterprises. Small and medium-sized businesses frequently have smaller market shares than their competitors, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay our loan. A continued economic downturn could have a more pronounced negative impact on our target market, which could cause us to incur substantial credit losses that could materially harm our operating results.

Our profitability is vulnerable to fluctuations in interest rates.

Changes in interest rates could harm our financial condition or results of operations. Our results of operations depend substantially on net interest income, the difference between interest earned on interest-earning assets (such as investments and loans) and interest paid on interest-bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Factors beyond our control, such as inflation, recession, unemployment and money supply may also affect interest rates. If our interest-earning assets mature or reprice more quickly than our interest-bearing liabilities in a given period as a result of decreasing interest rates, our net interest income may decrease. Likewise, our net interest income may decrease if interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period as a result of increasing interest rates.

Fixed-rate loans increase our exposure to interest rate risk in a rising rate environment because interest-bearing liabilities would be subject to repricing before assets become subject to repricing. Adjustable-rate loans decrease the risk associated with changes in interest rates but involve other risks, such as the inability of borrowers to make higher payments in an increasing interest rate environment. At the same time, for secured loans, the marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as the borrowers refinance their loans at lower interest rates, which could reduce net interest income and harm our results of operations.

If we cannot obtain adequate funding, we may not be able to meet the cash flow requirements of our depositors and borrowers, or meet the operating cash needs of the Company to fund corporate expansion or other activities.

Our liquidity policies and limits are established by the Board of Directors of PBI Bank, with operating limits set by the Asset Liability Committee (“ALCO”), based upon analyses of the ratio of loans to deposits and the percentage of assets funded with non-core or wholesale funding. The ALCO regularly monitors the overall liquidity position of PBI Bank and the Company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. If our liquidity policies and strategies don’t work as well as intended, then we may be unable to make loans and to repay deposit liabilities as they become due or are demanded by customers. The ALCO follows established board approved policies and monitors guidelines to diversify our wholesale funding sources to avoid concentrations in any one-market source. Wholesale funding sources include Federal funds purchased, securities sold under repurchase agreements, non-core brokered deposits, and Federal Home Loan Bank (“FHLB”) advances that are collateralized with mortgage-related assets.

We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other available sources of liquidity, including the ability to acquire additional non-core brokered deposits, additional collateralized borrowings such as FHLB advances, the issuance of debt securities, and the issuance of preferred or common securities in public or private transactions. If we were unable to access any of these funding sources when needed, we might not be able to meet the needs of our customers, which could adversely impact our financial condition, our results of operations, cash flows and our level of regulatory-qualifying capital.

We may need to raise additional capital in the future, but that capital may not be available when needed or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. We cannot assure you that capital will be available to us on acceptable terms or at all. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our businesses, financial condition and results of operations.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional shares of common stock or the issuance of convertible securities would dilute the ownership interest of our existing common shareholders. The market price of our common stock could decline as a result of this offering as well as other sales of a large block of shares of our common stock or similar securities in the market after this offering, or the perception that such sales could occur.

Our issuance of securities to the US Department of the Treasury may limit our ability to return capital to our shareholders and is dilutive to our common shares. In addition, the dividend rate increases substantially after five years if we cannot redeem the shares by that time.

On November 21, 2008, as part of the Capital Purchase Program established under the Emergency Economic Stabilization Act of 2008 (“EESA”), we sold $35 million of senior preferred stock to the U.S. Treasury. We also issued to the U.S. Treasury a warrant to purchase 299,829 shares of our common stock at $17.51 per share, subject to certain anti-dilution and other adjustments. The warrant will become exercisable for 314,821 shares at an exercise price of $16.68 when our recently announced 5% stock dividend is paid on November 19, 2009. The terms of the transaction with the U.S. Treasury limit our ability to pay dividends and repurchase our shares. For three years after issuance or until the U.S. Treasury no longer holds any preferred shares, we will not be able to increase our dividends above the current quarterly nor repurchase any of our shares without the U.S. Treasury’s approval with limited exceptions, most significantly the repurchase of our common stock to offset share dilution from equity-based compensation awards. Also, we will not be able to pay any dividends at all unless we are current on our dividend payments on the preferred shares. These restrictions, as well as the dilutive impact of the warrant, may have an adverse effect on the market price of our common stock.

Unless we are able to redeem the preferred stock during the first five years, the dividends on this capital will increase substantially at that point, from 5% (approximately $1.75 million annually) to 9% (approximately $3.15 million annually). Depending on market conditions and our financial performance at the time, this increase in dividends could significantly impact our capital and liquidity.

The U.S. Treasury has the unilateral ability to change some of the restrictions imposed on us by virtue of our sale of securities to it.

Our agreement with the U.S. Treasury under which it purchased our senior preferred stock imposes restrictions on the conduct of our business, including restrictions related to our payment of dividends, repurchases of our stock and our executive compensation and corporate governance. The U.S. Treasury has the right under this agreement to unilaterally amend it to the extent required to comply with any future changes in federal statutes. The American Recovery and Reinvestment Act of 2009 (“ARRA”) amended provisions of EESA relating to compensation and governance as they affect companies that have participated in the CPP. In some cases, these amendments require action by the U.S. Treasury to implement them. These amendments could have an adverse impact on the conduct of our business, as could additional amendments in the future that impose further requirements or amend existing requirements.

Our chairman and our president and chief executive officer together have sufficient voting power to elect or remove our directors, to determine the vote on any matter that requires shareholder approval, and otherwise control our company. In exercising their voting power, they may act according to their own interests, which may be adverse to your interests.

As of October 20, 2009, J. Chester Porter and Maria L. Bouvette beneficially owned approximately 5,509,115 shares, or 66.1% of our outstanding common stock. Mr. Porter and Ms. Bouvette each have made testamentary arrangements that provide for the other to retain voting control of his or her common stock in the event of death. Accordingly, they will be able to exercise control over our business and affairs and will be able to determine the outcome of any matter submitted to a vote of our shareholders, including the election and removal of our entire board of directors, any amendment of our articles of incorporation (including any amendment that changes the rights of our common stock) and any merger, consolidation or sale of all or substantially all of our assets. Mr. Porter and Ms. Bouvette could take actions or make decisions in their self-interest that are opposed to your best interests. They could remove directors who take actions or make decisions they oppose but are favored by our other shareholders. They may be less receptive to the desires communicated by shareholders. Neither our articles of incorporation, our bylaws, nor Kentucky law requires the vote of more than a simple majority of our outstanding shares of common stock to approve a matter submitted for shareholder approval, subject to the general statutory requirement that any transaction in which one or more directors have a direct or indirect interest (other than as a shareholder) must be “fair” to the corporation. Mr. Porter and Ms. Bouvette have a level of concentrated control that could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. As a result, the market price of our common stock could be adversely affected.

We are a “controlled company” within the meaning of the NASDAQ corporate governance rules because J. Chester Porter and Maria L. Bouvette together own more than 50% of our sole class of voting stock. As a controlled company, our controlling shareholders have greater power to make decisions in their own self-interest and against the interests of other shareholders, and investors and other shareholders will have fewer procedural and substantive protections against the exercise of this power.

A “controlled company” may elect not to comply with the following NASDAQ corporate governance rules, which require that:

•

a majority of its board of directors consists of “independent directors,” which the NASDAQ rules define as persons who are not either officers or employees of the company and have no relationships that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out their responsibilities as directors;

•	decisions regarding the compensation paid to executive officers are made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors;

•

nominations for election to the board of directors are made either by a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or by a majority of the independent directors.

As a result of our controlled company status Mr. Porter, a non-independent director, serves on our nominating and governance committee. We expect Mr. Porter to continue to serve on our nominating and corporate governance committee for the foreseeable future.

Although a majority of our directors are independent directors, they have all been selected by Mr. Porter and Ms. Bouvette, who together have the voting power to remove directors who oppose actions or decisions they favor. Mr. Porter and Ms. Bouvette also have the power to elect a majority of directors who are not independent directors. Our board may elect to dispense with the compensation committee and the nominating and governance committee at any time without shareholder consent. Accordingly, our shareholders have fewer procedural and substantive protections than shareholders of companies subject to all of the NASDAQ corporate governance requirements.

If we are unable to manage our growth effectively, our operations could be negatively affected.

Financial institutions like us that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage our growth and maintain adequate information and reporting systems within our organization, we must identify, hire and retain additional qualified employees, particularly in the accounting and operational areas of our business.

If we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.

If we are not able to continue our historical levels of growth, which were accomplished in part through acquisitions, we may not be able to maintain our historical earnings trends.

We have expanded our business through both organic growth and a number of strategic acquisitions. Our ability to continue our organic growth depends, in part, upon our ability to expand our market presence, successfully attract core deposits and identify attractive commercial lending opportunities. If we are not able to do this successfully, we may not be able to maintain our historical earnings trends.

Our ability to implement our strategy for continued growth also depends on our ability to continue to identify and integrate acquisition targets profitably. We cannot assure you that we will be able to continue this trend, or that future acquisitions will always be profitable. In addition, we expect that competition for suitable acquisition candidates will be significant. We compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources than we do. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

Higher FDIC deposit insurance premiums and assessments could significantly increase our non-interest expense.

FDIC insurance premiums have increased significantly in 2009 and we expect to pay higher FDIC premiums in the future. Recent bank failures have substantially depleted the insurance fund of the FDIC and reduced the fund’s ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the

FDIC also implemented a special assessment equal to five basis points of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than ten basis points multiplied by the institution’s assessment base for the second quarter of 2009. As a result, PBI Bank paid a special assessment of $781,000 on September 30, 2009.

On September 29, 2009, the FDIC adopted a notice of proposed rulemaking that would amend the final rule adopted on May 22, 2009 to restore losses to its Deposit Insurance Fund. The proposed rule would require insured institutions to prepay on December 30, 2009, an estimated quarterly risk-based assessments for the 4th quarter of 2009 and for all 2010, 2011, and 2012. If the proposed rule is adopted, an institution’s assessment will be calculated by taking the institution’s actual September 30, 2009 assessment and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Further, the FDIC will incorporate a uniform 3 basis point increase effective January 1, 2011. The FDIC has indicated that each institution would record the entire amount of its prepaid assessment as a prepaid expense, an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution would record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted. The federal banking agencies’ risk-based capital rules permit an institution to apply a 0% risk weight to all claims on U.S. Government agencies, and the FDIC has indicated that the prepayment will qualify for such treatment.

We participate in the FDIC’s Transaction Account Guarantee Program, or TAGP, for non-interest-bearing transaction deposit accounts. The TAGP is a component of the FDIC’s Temporary Liquidity Guarantee Program, or TLGP. Banks that participate in the TAGP will pay the FDIC annualized fees of ten basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance through December 31, 2009. The FDIC has established an extension period for the TAGP to run from January 1, 2010 through June 30, 2010. During the extension period, the fees for participating banks will range from 15 to 25 basis points, depending on the risk category to which the bank is assigned for deposit insurance assessment purposes. Banks may elect to opt out of participation during the extension period by notifying the FDIC by November 2, 2009. As of the date of this prospectus supplement, we have not opted out of participation during this extension period.

To the extent that assessments under the TAGP are insufficient to cover any loss or expenses arising from the TLGP, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLGP upon depository institution holding companies, as well. These charges would cause the premiums and TAGP assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense for the foreseeable future.

We face strong competition from other financial institutions and financial service companies, which could adversely affect our results of operations and financial condition.

We compete with other financial institutions in attracting deposits and making loans. Our competition in attracting deposits comes principally from other commercial banks, credit unions, savings and loan associations, securities brokerage firms, insurance companies, money market funds and other mutual funds. Our competition in making loans comes principally from other commercial banks, credit unions, savings and loan associations, mortgage banking firms and consumer finance companies. In addition, competition for business in the Louisville metropolitan area has grown in recent years as changes in banking law have allowed several banks to enter the market by establishing new branches. Likewise, competition is increasing in the other growing markets we have targeted, which may adversely affect our ability to execute our plans for expansion. Moreover, our advantage from having operated a nationally recognized online banking division since 1999 may diminish, as nearly all of our competitors now offer online banking and may become more successful in attracting online business over time as they become more experienced.

Competition in the banking industry may also limit our ability to attract and retain banking clients. We maintain smaller staffs of associates and have fewer financial and other resources than larger institutions with which we compete. Financial institutions that have far greater resources and greater efficiencies than we do may have several marketplace advantages resulting from their ability to:

•	offer higher interest rates on deposits and lower interest rates on loans than we can;

•	offer a broader range of services than we do;

•	maintain more branch locations than we do; and

•	mount extensive promotional and advertising campaigns.

In addition, banks and other financial institutions with larger capitalization and other financial intermediaries may not be subject to the same regulatory restrictions as we are and may have larger lending limits than we do. Some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit facilities larger than we can accommodate. If we are unable to attract and retain customers, we may not be able to maintain growth and our results of operations and financial condition may otherwise be negatively impacted.

We depend on our senior management team, and the unexpected loss of one or more of our senior executives could impair our relationship with customers and adversely affect our business and financial results.

Our future success significantly depends on the continued services and performance of our key management personnel, particularly J. Chester Porter, chairman of the board, Maria L. Bouvette, president and chief executive officer, and David B. Pierce, chief financial officer. We do not have employment agreements with any of our senior executives. Our future performance will depend on our ability to motivate and retain these and other key officers. The loss of the services of members of our senior management or other key officers or the inability to attract additional qualified personnel as needed could materially harm our business.

While management continually monitors and improves our system of internal controls, data processing systems, and corporate wide processes and procedures, there can be no assurance that we will not suffer losses from operational risk in the future.

Management maintains internal operational controls and we have invested in technology to help us process large volumes of transactions. However, there can be no assurance that we will be able to continue processing at the same or higher levels of transactions. If our systems of internal controls should fail to work as expected, if our systems were to be used in an unauthorized manner, or if employees were to subvert the system of internal controls, significant losses could occur.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operation risk, which could cause us to incur substantial losses. Operational risk resulting from inadequate or failed internal processes, people, and systems includes the risk of fraud by employees or persons outside of our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards.

We establish and maintain systems of internal operational controls that provide management with timely and accurate information about our level of operational risk. While not foolproof, these systems have been designed to manage operational risk at appropriate, cost effective levels. We have also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed. Nevertheless, we experience loss from operational risk from time to time, including the effects of operational errors, and these losses may be substantial.

We operate in a highly regulated environment and, as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance and our ability to implement our growth and operating strategies.

We are subject to examination, supervision and comprehensive regulation by federal and state regulatory agencies, which is describer under “Business—Supervision and Regulation” on page     . Regulatory oversight of banks is primarily intended to protect depositors, the federal deposit insurance funds, and the banking system as a whole, not our shareholders. Compliance with these regulations is costly and may make it more difficult to operate profitably.

Federal and state banking laws and regulations govern numerous matters including the payment of dividends, the acquisition of other banks and the establishment of new banking offices. We must also meet specific regulatory capital requirements. Our failure to comply with these laws, regulations and policies or to maintain our capital requirements could affect our ability to pay dividends on common stock, our ability to grow through the development of new offices and our ability to make acquisitions. These limitations may prevent us from successfully implementing our growth and operating strategies.

In addition, the laws and regulations applicable to banks could change at any time, which could significantly impact our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to attract deposits and make loans. Events that may not have a direct impact on us, such as the bankruptcy or insolvency of a prominent U.S. corporation, can cause legislators and banking regulators and other agencies such as the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and various taxing authorities to respond by adopting and or proposing substantive revisions to laws, regulations, rules, standards, policies and interpretations. The nature, extent, and timing of the adoption of significant new laws and regulations, or changes in or repeal of existing laws and regulations may have a material impact on our business and results of operations. Changes in regulation may cause us to devote substantial additional financial resources and management time to compliance, which may negatively affect our operating results.

Changes in banking laws could have a material adverse effect on us.

We are subject to changes in federal and state laws as well as changes in banking and credit regulations, and governmental economic and monetary policies. We cannot predict whether any of these changes may adversely and materially affect us. The current regulatory environment for financial institutions entails significant potential increases in compliance requirements and associated costs. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on our activities that could have a material adverse effect on our business and profitability.

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operation, liquidity or stock price.

The EESA, which established the U.S. Treasury’s Troubled Asset Relief Program (“TARP”), was enacted on October 3, 2008. As part of the TARP, the U.S. Treasury created the Capital Purchase Program (“CPP”), under which the U.S. Treasury will invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) was enacted as a sweeping economic recovery package intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our financial condition, results of operation, liquidity or stock price.

In addition, there have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the U.S. Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; a mandatory “stress test” requirement for banking institutions with assets in excess of $100 billion to analyze capital sufficiency and risk exposure; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. However, the EESA, the ARRA and any current or future legislative or regulatory initiatives may not have their desired effect, or may have an adverse effect when applied to us.

As a result of our participation in the TARP Capital Purchase Program, we are subject to significant restrictions on compensation payable to our executive officers and other key employees.

Our ability to attract and retain key officers and employees may be further impacted by legislation and regulation affecting the financial services industry. As noted above, in early 2009, the ARRA was signed into law. The ARRA, through the implementing regulations of the U.S. Treasury, significantly expanded the executive compensation restrictions originally imposed on TARP participants. Among other things, these restrictions limit our ability to pay bonuses and other incentive compensation and make severance payments. These restrictions will continue to apply to us for as long as the preferred stock we issued pursuant to the TARP Capital Purchase Program remains outstanding. These restrictions may negatively affect our ability to compete with financial institutions that are not subject to the same limitations.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Porter common stock are listed on the Nasdaq Global Market under the symbol “PBIB” and shares of CZFC common stock are listed on the Nasdaq Global Market under the symbol “CZFC.”

The following table sets forth the high and low sales prices per share of CZFC and Porter common stock for the periods indicated, in each case as reported on the consolidated tape of Nasdaq, as well as cash dividends per share of common stock, as reported in CZFC’s and Porter’s respective Annual Reports on Form 10-K for the year ended December 31, 2008 with respect to the years 2007 and 2008, and thereafter as reported in publicly available sources.

The market prices and dividends per share for Porter common stock shown in the table below have been adjusted to reflect the 5% stock dividend announced on October 19, 2009 which will be payable on November 19, 2009.

	CZFC Common Stock Market Price			Porter Common Stock Market Price
	High	Low	Dividend	High	Low	Dividend
2007
First Quarter	$16.25	$14.51	$—	$20.86	$19.64	$0.18
Second Quarter	$14.25	$12.40	$—	$21.59	$20.53	$0.18
Third Quarter	$13.84	$12.00	$—	$20.71	$18.74	$0.18
Fourth Quarter	$12.50	$9.35	$—	$19.50	$16.74	$0.19
2008
First Quarter	$10.40	$8.25	$—	$18.12	$15.52	$0.19
Second Quarter	$10.00	$7.80	$0.05	$16.87	$13.62	$0.19
Third Quarter	$8.15	$5.96	$—	$17.84	$13.33	$0.19
Fourth Quarter	$6.50	$3.55	$0.05	$17.91	$13.97	$0.20
2009
First Quarter	$4.44	$3.71	$—	$14.43	$8.87	$0.20
Second Quarter	$5.85	$3.51	$—	$15.41	$11.45	$0.20
Porter common stock is listed on the NASDAQ Global Market under the symbol “PBIB.” CZFC common stock is listed on the NASDAQ Global Market under the symbol “CZFC.” The following table sets forth the closing prices of Porter and CZFC as reported on Thursday, October 15, 2009, the last day of trading before Porter publicly announced that it had acquired beneficial ownership of 19.7% of the CZFC common shares, and October 21, 2009, the last day of trading before Porter publicly announced the offer. The Porter stock prices have been adjusted to reflect the 5% stock dividend announced on October 19, 2009 which will be payable on November 19, 2009. The table also shows the implied value of one share of CZFC common stock in the offer, which was calculated by multiplying the closing price for one share of Porter common stock by the exchange ratio of 0.5686.

	October 15, 2009	October 21, 2009
Porter common stock closing price	$16.18	$16.30
CZFC common stock closing price	$3.75	$7.40
Implied value of CZFC common stock	$9.20	$9.27

Based on the adjusted closing price of Porter common stock as of October 15, 2009, the offer represented a 245% premium over $3.75, the closing price of CZFC on October 15, 2009.

The value of the offer will change as the market prices of Porter common stock and CZFC common stock fluctuate during the offer period and thereafter. Therefore, the value at the expiration of the offer period may differ from the prices set forth above and at the time you receive your Porter common shares. Please see the section of this prospectus/offer to exchange entitled “Risk Factors.” Shareholders are encouraged to obtain current market quotations for shares of CZFC and Porter common stock before making any decision with respect to the offer.

Please also see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Effect of the Offer on the Market for Shares of CZFC Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that CZFC’s shares will cease to be listed on the NASDAQ.

THE EXCHANGE OFFER

In exchange for each share of CZFC common stock that you validly tender and do not withdraw before the expiration date, you can choose to receive one of the following three forms of payment:

•	$9.00 in cash; or

•	0.5686 Porter common shares; or

•	$4.50 in cash and 0.2843 Porter common shares.

In addition, you will receive cash in lieu of any fractional Porter common shares to which you may otherwise be entitled. Please use the election form included with this offer to exchange to make your election and return it with your completed letter of transmittal.

For this exchange offer, each Porter common share is valued at $15.8286, the average closing price of Porter common shares reported on the Nasdaq Global Market during the ten trading days ending on October 16, 2009, as adjusted for the 5% stock dividend on Porter common shares announced on October 19, 2009. The share exchange ratio (0.5686 Porter common shares for each CZFC common share) was determined by dividing $9.00 by $15.8286.

The share exchange ratio will be adjusted if the average closing price of Porter common shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date (“average closing price”) is less than or equal to $14.24 or exceeds or is equal to $17.42. The adjustment to the share exchange ratio will be calculated by dividing $9.00 by the average closing price. If the average closing price is less than or equal to $14.24, then the share exchange ratio will increase. If the average closing price is greater than or is equal to $17.42, then the share exchange ratio will decrease.

The market price of Porter common shares will fluctuate from the date of this offer to the expiration date, and these fluctuations could result in an adjustment of the share exchange ratio. Because of the possibility of an adjustment to the share exchange ratio, CZFC shareholders will not know the exact number of Porter common shares they will receive in connection with the merger when they tender their shares.

The term “expiration date” means 5:00 p.m., Eastern time, on December 22, 2009. However, if we extend the period of time the offer is open, then the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

The offer is subject to a number of conditions which are described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer.” Porter expressly reserves the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the offer described herein in its discretion, except for the conditions described under the subheadings “Regulatory Condition,” “Registration Statement Condition,” and “NASDAQ Listing Condition” under the caption “The Exchange Offer—Conditions of the Offer” below, each of which cannot be waived.

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Background of the Offer

Since 2007, different shareholders of CZFC have approached our principals on several occasions to inquire about our interest in purchasing their CZFC shares or in pursuing a business combination transaction with CZFC.

In response to one such inquiry, Porter purchased 22 shares of preferred stock from a shareholder in September 2007. Unsolicited contacts of this kind have occurred with more frequency during 2009.

After several such approaches, our President and Chief Executive Officer, Maria L. Bouvette contacted Todd Kanipe, CZFC’s President, on September 9, 2009, to request a meeting with CZFC’s directors and executives to convey Porter’s interest in a possible transaction with CZFC. On September 10, 2009, Mr. Kanipe called Ms. Bouvette to schedule a time when CZFC’s Chairman, Jack Scheidler, would be available for a meeting. On September 14, 2009, Ms. Bouvette contacted Mr. Kanipe again to see if they could arrange a meeting, which was scheduled in Bowling Green on September 28, 2009, when Mr. Kanipe and Mr. Scheidler would be available. On September 22, 2009, Mr. Kanipe called Ms. Bouvette to inform her that he had been advised to cancel their scheduled meeting and that the Board was not interested in engaging in any discussions with Porter at this time.

On September 24, 2009, Ms. Bouvette and our Chairman, J. Chester Porter met with the group of shareholders who had previously asked for a meeting to discuss the potential financial benefits of a strategic combination of Porter and CZFC for their respective shareholders. The group responded favorably to Porter’s presentation and indicated that they would support a strategic combination. Shortly after this meeting, we contacted a Bowling Green-based representative of the investment banking firm J. J. Hilliard, W. L. Lyons, LLC to discuss engaging that firm as our financial advisor.

On September 25, 2009, Porter sent a letter to the board of directors of CZFC stating that it was interested in acquiring 100% of the outstanding capital stock of CZFC and engaging in discussions with CZFC for this purpose. The letter was addressed to the board of directors and read as follows:

Ladies and Gentlemen:

We confirm that Porter Bancorp, Inc. (“Porter”) has significant interest in exploring a transaction with Citizens First Corporation (“Citizens”). We requested the opportunity to discuss this directly and were disappointed to learn that our meeting with Mr. Kanipe and others scheduled for September 28, 2009, had been cancelled. We would welcome the opportunity to meet and discuss this subject with the full Citizens’ board.

We continue to believe that a combination would provide substantial benefits and advance our mutual business objectives. It would generate value for Citizens and its shareholders by strengthening Citizens’ financial position and market presence, enhancing its financial turnaround efforts, and providing Citizens’ shareholders an economic return significantly greater than the current market price of your shares, particularly in light of the recent financial performance and regulatory challenges faced by Citizens.

This letter outlines the terms of Porter’s non-binding indication of interest in acquiring 100% of the outstanding capital stock of Citizens and sets forth the basis upon which Porter proposes to engage in discussions with Citizens subject to appropriate due diligence and Porter’s and Citizens’ board approvals.

Porter is prepared to offer Citizens’ common shareholders a substantial premium to the current market value of Citizens’ common shares, and would acquire Citizens’ outstanding preferred shares at their common equivalent value on an as-converted basis. We anticipate that the preferred shares and warrants issued by Citizens to the United States Treasury would be converted to preferred shares and warrants of Porter having comparable rights.

Porter expects to offer shareholders a choice of Porter common stock, cash, or a combination of the two, provided that the transaction qualifies as a tax-free reorganization for those shareholders who receive Porter common stock.

In addition to negotiating acceptable legal documentation for the combination of two publicly traded companies, final agreement on any transaction would be subject to Porter’s satisfactory completion of due diligence, final approval by both Porter’s and Citizens’ Board of Directors, approval by Citizens’ shareholders, receipt of all regulatory approvals, clearances and non-objections (including those required under Hart-Scott-Rodino, and the laws and regulations of the Federal Reserve Board, the FDIC and the Kentucky Department of Financial Institutions), and the registration and listing of the Porter common shares to be issued to Citizens’ shareholders.

Porter is prepared to expeditiously move forward in evaluating and negotiating a potential transaction. We believe that due diligence and the negotiation of a mutually satisfactory definitive merger agreement can be completed within four weeks of your acceptance and return of this letter. We anticipate that the definitive merger agreement will contain representations, warranties, covenants, conditions, and indemnification provisions customary in transactions of this size and type for publicly traded companies.

Please remember that this letter is confidential and should be treated accordingly. As a non-binding indication of our interest in discussing a possible transaction with Citizens, we feel strongly that this letter does not constitute a publicly disclosable proposal. Due to the importance of confidentiality at this stage, this letter will be deemed withdrawn if disclosed to any other party other than Citizens’ management, board of directors, or advisors.

This letter will remain outstanding until five business days from the date hereof. We kindly ask for your response by that date. Please sign and return this letter if you wish to explore a combination of our companies. If you are in agreement with exploring a possible transaction between our companies, your execution and return of this letter will give Porter the exclusive right to negotiate with Citizens for a period of sixty days for the purchase of Citizens’ outstanding capital stock. We have also enclosed for your review a confidentiality agreement to protect Citizens’ information during Porter’s due diligence investigation, and welcome any comments or suggestions you propose regarding that draft.

We are excited about the possible combination of our companies and look forward to hearing from you. If you have any questions concerning our interest, please do not hesitate to contact me.

Sincerely,
PORTER BANCORP, INC.
By:	Maria L. Bouvette, President

On the evening of October 6, 2009, a representative of Porter received the following hand delivered letter from Mr. Scheidler and Mr. Kanipe which indicated that CZFC’s board of directors was not interested in pursuing discussions with Porter.

Ladies and Gentleman:

Your letter dated September 28, 2009 has been received by management and considered by our board of directors. The board of directors has determined that it is in the best interests of the company and its shareholders to pursue our current strategies. Accordingly, we are not interested in engaging in discussions with you regarding a potential transaction.

The board respects the confidential nature of your letter and the board requests that you also respect the confidentiality of this response as we have been advised that public disclosure of these communications would be disruptive to customer relationships and would potentially damage long term shareholder value.

Sincerely,
Jack Scheidler, Chairman
M. Todd Kanipe, President and CEO

Upon receipt of the letter turning down for the second time our invitation to discuss a possible transaction, we offered to acquire an option to purchase the CZFC common shares owned by the shareholders with whom we had previously met. On October 14, 2009, we entered into option agreements with these shareholders, agreeing to purchase the 311,000 CZFC common shares they owned for $9.00 per share, subject to our obtaining regulatory approval, acquiring 51% of the CZFC shares outstanding, and certain other conditions.

On October 15, 2009, we entered into an agreement engaging J. J. Hilliard, W. L. Lyons, LLC as our financial advisor. Following the close of trading the same afternoon, we issued a press release to announce the option agreements and our resulting beneficial ownership of 19.7% of the outstanding CZFC common shares. We also renewed our invitation to CZFC’s board of directors to engage in discussions regarding a business combination transaction. The next morning we filed a schedule 13D with the Securities and Exchange Commission, hand delivering both a copy of the 13D and the following letter to CZFC’s board of directors.

Ladies and Gentlemen:

In accordance with Section 13(d) of the Securities Exchange Act of 1934, enclosed is a copy of the Schedule 13D filed as of today by Porter Bancorp, Inc.

We reconfirm our continuing interest in exploring a transaction with Citizens First Corporation on substantially the terms outlined in our letter to you dated September 25, 2009. Porter is prepared to offer Citizens’ common shareholders a substantial premium to the $3.75 trading price of Citizens’ common shares as of the close of trading on October 15, 2009. Porter expects to offer shareholders a choice of Porter common stock, cash, or a combination of the two. We do not contemplate any changes to the preferred stock, which would continue to remain outstanding.

Please contact us at your earliest convenience if you wish to explore a combination of our companies. If you do, then your execution and return of this letter will give Porter the exclusive right to negotiate with Citizens for a period of sixty days for the acquisition of Citizens’ outstanding capital stock. We previously delivered a confidentiality agreement for your review, and welcome any comments or suggestions you propose regarding that draft. If we do not hear from you by the close of business on Monday, October 19, 2009, Porter will consider other alternatives.

We are excited about the possible combination of our companies and look forward to hearing from you. If you have any questions concerning our interest, please do not hesitate to contact me.

Sincerely,
PORTER BANCORP, INC.
By Maria L. Bouvette, President

When we did not hear from CZFC on October 19, we commenced this exchange offer on October 23, 2009, by filing the registration statement of which this prospectus/offer to exchange is a part with the SEC, delivering a request to CZFC pursuant to Rule 14d-5 of the Exchange Act and issuing a press release.

Reasons for the Offer

A business combination transaction with CZFC is strategically beneficial for Porter because it strengthens our market presence in South Central Kentucky and specifically Warren County. We also believe that such a transaction would provide an opportunity to expand our customer base and provide the convenience of additional ATM and branch locations to both new and existing customers of PBIB Bank.

In response to the repeated inquiries we have received from shareholders of CZFC about our interest in pursuing a business combination transaction with CZFC, we requested on several occasions to meet with CZFC’s directors and executives. On each occasion CZFC’s Chairman and CEO responded that the CZFC board of directors was not interested in pursuing discussions about a transaction with us, despite the interest CZFC’s shareholders have shown in our having such discussions.

Purpose and Structure of the Offer

The purpose of our offer is for Porter to acquire control of CZFC, and we are offering to acquire any and all of CZFC’s outstanding common shares. If the offer is consummated, we may seek to consummate a merger of a wholly owned subsidiary of Porter into CZFC in order to acquire the entire equity interest in CZFC, although we have no commitment to do so. Such a merger is sometimes referred to as the “second-step merger.” The purpose of a second-step merger would be to acquire all of the issued and outstanding CZFC common shares not exchanged pursuant to the offer. This offer is not conditioned upon entering into a definitive merger agreement with CZFC that would provide for a second-step merger.

We also may elect to provide a “subsequent offering period” if the offer is consummated. A subsequent offering period would not be an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after Porter has accepted for exchange all shares tendered during the offer, during which shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration choices provided in the offer.

We reserve the right to amend the offer (including amending the number of shares of common stock to be exchanged, the offer price and the consideration to be offered), or to negotiate a merger agreement with CZFC not involving an exchange offer, in which event we would terminate the offer and the CZFC common shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Porter and CZFC. For further information regarding our rights to amend or terminate the offer, please see the section entitled “The Exchange Offer—Extension, Termination or Amendment of the Offer.”

CZFC Preferred Stock

In this offer we are not offering to acquire shares of either of the two series of CZFC preferred stock—(i) Fixed Rate Cumulative Perpetual Preferred Stock, of which 250 shares are currently issued and outstanding, and (ii) the Series A Preferred Stock, of which 250 shares are also currently issued and outstanding. The Series A Preferred Stock was purchased by the United States Department of the Treasury pursuant to its Capital Purchase Program.

If the offer is consummated, CZFC will become a majority-owned or wholly-owned subsidiary of Porter. Shares of the two series of preferred stock of CZFC would remain as outstanding,, with the same dividend rights and other rights, preferences and obligations as currently stated in CZFC’s amended and restated articles of incorporation. The Fixed Rate Cumulative Perpetual Preferred Stock would continue to pay a 6.5% annual dividend and would remain convertible into CZFC common shares at a price of $14.06 per CZFC share. In the event of a second step merger, the Fixed Rate Cumulative Perpetual Preferred Stock would become convertible into the kind and amount of other stock or cash receivable in the merger by a holder of the number of CZFC common shares into which the Fixed Rate Cumulative Perpetual Preferred Stock could have been converted immediately before the merger.

Expiration Date of the Offer

The offer is scheduled to expire at 5:00 P.M., Eastern time, on December 22, 2009, which is the initial expiration date, unless further extended by Porter. For more information, you should read the discussion below under the caption “The Exchange Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment of the Offer

Subject to the applicable rules of the SEC and the terms and conditions of the offer, Porter expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the offer is open, (2) to delay acceptance for exchange of, or exchange of, CZFC common shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return CZFC common shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the offer), (3) to amend or terminate the offer without accepting for exchange of, or exchanging, CZFC common shares if any of the individually sub-headed conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer” under the sub-heading “Other Conditions” has occurred and (4) to amend the offer or to waive any conditions to the offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the depositary and by making public announcement thereof.

In addition, even if we have accepted for exchange, but not exchanged, shares in the offer, we may terminate the offer and not exchange CZFC common shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer. Any decision to extend the offer, and if so, for how long, will be made at such time. The expiration date may also be subject to multiple extensions.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 5:00 P.M., Eastern time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the CZFC common shares tendered promptly after the termination or withdrawal of the offer.

If we increase or decrease the percentage of CZFC common shares being sought or increase or decrease the stock and/or cash consideration to be paid for CZFC common shares pursuant to the offer and the offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If we make a material change in the terms of the offer (other than a change in the price to be paid in the offer or the percentage of securities sought) or in the information concerning the offer, or waives a material condition of the offer, we will extend the offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the offer. we will comply with Rule 14d-4(d)(2) under the Exchange Act in connection with material changes to the terms of the offer.

As used in this prospectus/offer to exchange, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. If, before the expiration date, we increase the stock and/or cash consideration being exchanged for CZFC common shares pursuant to the offer, such increased consideration will be received by all shareholders whose CZFC common shares are exchanged pursuant to the offer, whether or not such CZFC common shares were tendered prior to the announcement of the increase of such consideration.

Pursuant to Rule 14d-11 under the Exchange Act, we may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days in length following the expiration of the offer on the expiration date and acceptance for exchange of the CZFC common shares tendered in the offer (we refer to this period in this prospectus/offer to exchange as a “subsequent offering period”). A subsequent offering period would be an additional period of time, following the first exchange of CZFC common shares in the offer, during which shareholders could tender CZFC common shares not tendered in the offer.

During a subsequent offering period, tendering shareholders would not have withdrawal rights and we would promptly exchange and pay for any CZFC common shares tendered at the same price paid and for the same choice of consideration in the offer. Rule 14d-11 under the Exchange Act provides that we may provide a subsequent offering period so long as, among other things, (1) the initial period of at least 20 business days of the offer has expired, (2) we offer the same form and amount of consideration for CZFC common shares in the subsequent offering period as in the initial offer, (3) we immediately accept and promptly pay for all CZFC common shares tendered during the offer prior to its expiration, (4) we announce the results of the offer, including the approximate number and percentage of CZFC common shares deposited in the offer, no later than 9:00 a.m., Eastern time, on the next business day after the expiration date and immediately begins the subsequent offering period and (5) we immediately accept and promptly pay for CZFC common shares as they are tendered during the subsequent offering period. If we elect to include a subsequent offering period, it will notify shareholders of CZFC by making a public announcement on the next business day after the expiration date consistent with the requirements of Rule 14d-11 under the Exchange Act.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to shares tendered in the offer and accepted for exchange. The same consideration will be received by shareholders tendering CZFC common shares in the offer or in a subsequent offering period, if one is included. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Withdrawal Rights.”

A request is being made to CZFC pursuant to Rule 14d-5 under the Exchange Act for the use of CZFC’s shareholder lists and security position listings for the purpose of disseminating the offer to shareholders. Upon compliance by CZFC with this request, this offer, the letter of transmittal and all other relevant materials will be mailed to record holders of CZFC common shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on CZFC’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of CZFC common shares by Porter or, if it so elects, the materials will be mailed by CZFC.

Election Form

In exchange for each share of CZFC common stock that you validly tender and do not withdraw before the expiration date, you can choose to receive one of the following three forms of payment:

•	$9.00 in cash; or

•	0.5686 Porter common shares; or

•	$4.50 in cash and 0.2843 Porter common shares.

In addition, you will receive cash in lieu of any fractional Porter common shares to which you may otherwise be entitled.

The market price of Porter common shares will fluctuate from the date of this offer to the expiration date, and these fluctuations could result in an adjustment of the share exchange ratio. Because of the possibility of an adjustment to the share exchange ratio, CZFC shareholders will not know the exact number of Porter common shares they will receive in connection with the merger when they tender their shares.

CZFC common shareholders desiring to tender their shares must, in addition to fulfilling the requirements for a valid tender as set forth at “The Exchange Offer—Procedures for Tender,” submit an Election Form. On the Election Form, the tendering CZFC shareholder must select from one of the three consideration options that are listed on the election form by checking the appropriate box next to the form of consideration that the shareholder prefers. Even if a tendering shareholder successfully submits all required documents as set forth at “The Exchange Offer—Procedures for Tender,” failure to also submit the Election Form by the expiration date will result in such tendering shareholder being treated as though he or she has elected to receive 0.5686 Porter common shares in exchange for each CZFC common share tendered.

Elections may be revoked or changed by submitting a new election form before the expiration date. If a shareholder submits two proper election forms, the form with the latest date will be treated as the shareholder’s election. If a shareholder revokes an election form and does not properly make a new election by the expiration date in respect of the CZFC common shares covered by the revoked election form, it will be deemed that the holder did not make any election in respect of those shares and will be deemed to have made an election to receive 0.5686 Porter common shares in exchange for each CZFC common share covered by the revoked election form, unless other tender materials are properly withdrawn, as set forth in “The Exchange Offer—Withdrawal Rights.”

We will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decision by Porter regarding such matters will be binding and conclusive. Porter will not be under any obligation to notify any person of any defect in an election form.

Procedure for Tendering

In order for a holder of CZFC common shares validly to tender CZFC common shares pursuant to the offer, the depositary must receive, before the expiration date the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal, at one of its addresses set forth on the back cover of this offer and either (1) the certificates representing tendered CZFC common shares must be received by the depositary at such address or such CZFC common shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the depositary (including an Agent’s Message), in each case prior to the expiration date or the expiration of the subsequent offering period, if any, or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below.

The method of delivery of share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The depositary will establish accounts with respect to the CZFC common shares at the Book-Entry Transfer Facility for purposes of the offer within two business days after the date of this offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of CZFC common shares by causing the Book-Entry Transfer Facility to transfer such CZFC common shares into the depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of CZFC common shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents must, in any case, be received by the depositary at one of its addresses set forth on the back cover of this offer prior to the expiration date or the expiration of the subsequent offering period, if any, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the depositary.

Signature Guarantees. No signature guarantee is required on a letter of transmittal (1) if the letter of transmittal is signed by a registered holder of CZFC common shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (2) if CZFC common shares are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program, or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an

Eligible Institution. If a certificate representing CZFC common shares is registered in the name of a person other than the signer of the letter of transmittal, then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery. If a shareholder desires to tender CZFC common shares pursuant to the offer and the shareholder’s certificate representing such CZFC common shares are not immediately available, such shareholder cannot deliver such certificates and all other required documents to the depositary prior to the expiration date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such CZFC common shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Porter, is received prior to the expiration date by the depositary as provided below; and

(3) the share certificates (or a book-entry confirmation) representing all tendered CZFC common shares, in proper form for transfer, in each case together with the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal are received by the depositary within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or mail or by facsimile transmission to the depositary and must include a guarantee by an Eligible Institution in the form set forth in the notice of guaranteed delivery. The procedures for guaranteed delivery above may not be used during any subsequent offering period.

In all cases (including during any subsequent offering period), exchange of CZFC common shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the depositary of the certificates representing such CZFC common shares, or a book-entry confirmation of the delivery of such CZFC common shares (except during any subsequent offering period), and the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal.

Determination of Validity. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of CZFC common shares will be determined by us, in our sole discretion, which determination shall be final and binding to the fullest extent permitted by law. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or for exchange for which may, in the opinion of its counsel, be unlawful. We also reserve the absolute right to waive any condition of the offer to the extent permitted by applicable law or any defect or irregularity in the tender of any CZFC common shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of CZFC common shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither party nor any of its respective affiliates or assigns, the depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of CZFC common shares pursuant to any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the offer, as well as the tendering shareholder’s representation and warranty to us that (1) such shareholder owns the tendered CZFC common shares (and any and all other CZFC common shares or other securities issued or issuable in respect of such CZFC common shares), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such shareholder has the full power and authority to tender, sell, assign and transfer the tendered CZFC common shares (and any and all other CZFC common shares or other securities issued or issuable in respect of such CZFC common shares) and (4) when the same are accepted for exchange by us, we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for exchange of CZFC common shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the offer.

Appointment as Proxy. By executing the letter of transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering shareholder irrevocably appoints designees of Porter as such shareholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such shareholder’s rights with respect to the CZFC common shares tendered by such shareholder and accepted for exchange by us (and with respect to any and all other CZFC common shares or other securities issued or issuable in respect of such CZFC common shares on or after the date of this offer). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered CZFC common shares (and such other CZFC common shares and securities). Such appointment will be effective when, and only to the extent that, we accept such CZFC common shares for exchange. Upon appointment, all prior powers of attorney and proxies given by such shareholder with respect to such CZFC common shares (and such other CZFC common shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Porter will, with respect to the CZFC common shares (and such other CZFC common shares and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such shareholder as they in their discretion may deem proper at any annual or special meeting of CZFC shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for CZFC common shares to be deemed validly tendered, immediately upon our acceptance of CZFC common shares for exchange, we must be able to exercise full voting, consent and other rights with respect to such CZFC common shares (and such other CZFC common shares and securities).

The foregoing proxies are effective only upon acceptance for exchange of CZFC common shares tendered pursuant to the offer. The offer does not constitute a solicitation of proxies for any meeting of CZFC shareholders, which will be made (if at all) only pursuant to separate proxy materials or consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

Withdrawal Rights

CZFC common shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. If we elect to extend the offer, and we are delayed in our acceptance for exchange of CZFC common shares or are unable to accept CZFC common shares for exchange pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain tendered CZFC common shares, and such CZFC common shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law. If we decide to include a subsequent offering period, CZFC common shares tendered during the subsequent offering period may not be withdrawn. Please also see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Extension, Termination and Amendment of the Offer.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses as set forth in this offer. Any such notice of withdrawal must specify the name of the person who tendered the CZFC common shares to be withdrawn, the number of CZFC common shares to be withdrawn and the name of the registered holder of such CZFC common shares, if different from that of the person who tendered such CZFC common shares. If certificates representing CZFC common shares to be withdrawn have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such CZFC common shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If CZFC common shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn CZFC common shares.

Withdrawals of CZFC common shares may not be rescinded. Any CZFC common shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn CZFC common shares may be re-tendered at any time prior to the expiration date (or during the subsequent offering period, if any) by following one of the procedures described in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering” (except CZFC common shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, whose determination will be final and binding to the fullest extent permitted by law. None of Porter or any of its affiliates or assigns, the depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Offer

We will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether we will accept the tendered shares of common stock of CZFC for exchange after expiration of the offer. The announcement will be made by a press release.

Acceptance for Exchange and Exchange of CZFC Shares; Delivery of Porter Common Stock

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange promptly after the expiration date all CZFC common shares validly tendered (and not withdrawn in accordance with the procedure set out in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Withdrawal Rights”) prior to the expiration date. We will exchange all CZFC common shares validly tendered and not withdrawn promptly following the acceptance of CZFC common shares for exchange pursuant to the offer. We expressly reserve the right, in our discretion, but subject to the applicable rules of the SEC, to delay acceptance for and thereby delay exchange of CZFC common shares in order to comply in whole or in part with applicable laws or if any of the conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer” have not been satisfied or if any event specified in that section has occurred. If we decide to include a subsequent offering period, we will accept for exchange, and promptly exchange, all validly tendered CZFC common shares as they are received during the subsequent offering period. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer—Withdrawal Rights.”

In all cases (including during any subsequent offering period), we will exchange all CZFC common shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the depositary of (1) the certificates representing such CZFC common shares or timely confirmation (a “book-entry confirmation”) of a book-entry transfer of such CZFC common shares into the depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the section of this prospectus/offer to exchange entitled “The

Exchange Offer—Procedure for Tendering,” (2) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined below) and (3) any other documents required under the letter of transmittal. This prospectus/offer to exchange refers to The Depository Trust Company as the “Book-Entry Transfer Facility.” As used in this prospectus/offer to exchange, the term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the depositary and forming a part of the book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the CZFC common shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the letter of transmittal and that Porter may enforce such agreement against such participant.

For purposes of the offer (including during any subsequent offering period), we will be deemed to have accepted for exchange, and thereby exchanged, CZFC common shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for exchange of such CZFC common shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, we will deliver the cash or stock consideration for your validly tendered and not properly withdrawn CZFC common stock by depositing the stock and/or cash consideration with the depositary, which will act as your agent for the purpose of receiving any stock and/or cash consideration from us and transmitting such stock and/or cash consideration to you. Under no circumstances will we pay interest on the consideration to be exchanged for CZFC common shares, regardless of any extension of the offer or other delay in making such exchange.

If any tendered CZFC common shares are not accepted for exchange for any reason pursuant to the terms and conditions of the offer, or if certificates representing such shares are submitted representing more CZFC common shares than are tendered, certificates representing unexchanged or untendered CZFC common shares will be returned, without expense to the tendering shareholder (or, in the case of CZFC common shares tendered by book-entry transfer into the depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer—Procedure for Tendering,” such CZFC common shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates, the right to exchange all or any portion of the CZFC common shares tendered pursuant to the offer, but any such transfer or assignment will not relieve us of our obligations under the offer or prejudice the rights of tendering shareholders to exchange CZFC common shares validly tendered and accepted for exchange pursuant to the offer.

Cash Instead of Fractional Porter Common Shares

We will not issue certificates representing fractional Porter common shares pursuant to the offer. Instead, each tendering shareholder who would otherwise be entitled to a fractional share of Porter common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of Porter common stock on the expiration date.

Ownership of the Combined Company After the Offer

Assuming that (1) all of the outstanding CZFC common shares are exchanged exclusively for Porter common shares pursuant to the offer, and (2) all of CZFC’s currently outstanding options, warrants and convertible preferred stock with an exercise or conversion price of $9.00 or less per share are exercised or converted for CZFC common shares, and the CZFC common shares issued upon such exercise or conversion are also exchanged exclusively for Porter common shares pursuant to the offer, then former CZFC shareholders would own, in the aggregate, less than 13.2% of the outstanding Porter common shares following the offer.

As a result of CZFC shareholder elections not to exchange their shares or to exchange their shares for cash, we expect the percentage of the outstanding Porter common shares owned in the aggregate by former CZFC shareholders following the offer will be substantially less than 13.2%.

Material Federal Income Tax Consequences

The following summarizes the material anticipated federal income tax consequences to the holders of CZFC stock who, pursuant to the offer, exchange their shares for (1) Porter common stock and cash in lieu of fractional shares of Porter, (2) a combination of 50% cash and 50% shares of Porter common stock, or (3) cash. This summary is not intended to be a complete description of all of the federal income tax consequences of the share exchange. It does not address the tax consequences of the share exchange under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not apply with respect to certain specific categories of shareholders, including but not limited to:

•	corporations, trusts or tax exempt organizations;

•

persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the share exchange) or are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the exchange);

•	persons who acquired CZFC stock pursuant to stock options; or

•	persons who do not hold their shares as capital assets.

CZFC shareholders with special particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences.

The offer is not conditioned upon entering into a definitive merger agreement with CZFC that would provide for a second-step merger to follow the offer. Upon completion of the offer, Porter may consider pursuing a second-step merger, although it has no commitment for such a transaction. The purpose of a second-step merger would be to acquire all of the issued and outstanding CZFC common shares not exchanged pursuant to the offer.

Accordingly, the offer is not intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”). The parties will not seek any rulings from the IRS in connection with the offer.

This summary assumes that at least one CZFC shareholder will elect to receive cash in exchange for all or a portion of his or her shares sold pursuant to the offer. Based on this assumption, the transaction is expected to be fully taxable as described in the following paragraphs. If every CZFC shareholder who accepts the offer elects to receive only Porter shares in exchange for his or her CZFC common shares, and if Porter owns at least 80% of the CZFC common stock and 80% of all other classes of CZFC stock following the offer, then the transaction will qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code. If the transaction qualifies as a tax-free reorganization, a CZFC shareholder will not recognize any gain or loss on the receipt of Porter common shares. In the highly unlikely event that the transaction qualifies as a tax-free reorganization, Porter will notify all affected CZFC shareholders.

Tax Consequences to CZFC Shareholders Who Receive Only Cash. A CZFC shareholder who elects to receive only cash in exchange for the shareholder’s CZFC common shares will recognize gain or loss equal to the difference between the cash received by the CZFC shareholder and the shareholder’s adjusted basis in the CZFC common shares, as described in Section 1001 of the Code. Subject to any limitations contained in the Code, the gain or loss will be long-term capital gain or loss to the extent CZFC common shares exchanged pursuant to the offer were held as capital assets for a period exceeding one year as of the time of the exchange. The gain or loss will be short-term capital gain or loss to the extent CZFC common shares pursuant to the offer were held as capital assets for a period of one year or less as of the time of the exchange.

Tax Consequences to CZFC Shareholders Who Receive Only Porter Common Shares. A CZFC shareholder who elects to receive only Porter common shares in exchange for the shareholder’s CZFC common will recognize gain or loss equal to the difference between the fair market value of the Porter common shares received by the CZFC shareholder and the shareholder’s adjusted basis in the CZFC common shares, as described in Section 1001 of the Code. Subject to any limitations contained in the Code, the gain or loss will be long-term capital gain or loss to the extent CZFC common shares exchanged pursuant to the offer were held as capital assets for a period exceeding one year as of the time of the exchange. The gain or loss will be short-term capital gain or loss to the extent CZFC common shares exchanged pursuant to the offer were held as capital assets for a period of one year or less as of the time of the exchange.

Tax Consequences to CZFC Shareholders Who Receive Cash (Including Cash in Lieu of Fractional Shares) and Porter Common Shares. A CZFC shareholder who receives cash (including cash in lieu of a fractional share) and Porter common shares in exchange for CZFC common shares will recognize gain or loss equal to the difference between the fair market value of the Porter common shares plus the cash received by the CZFC shareholder, and the shareholder’s adjusted basis in the CZFC common shares, as described in Section 1001 of the Code. Subject to any limitations contained in the Code, the gain or loss will be long-term capital gain or loss to the extent CZFC common shares exchanged pursuant to the offer were held as capital assets for a period exceeding one year as of the time of the exchange. The gain or loss will be short-term capital gain or loss to the extent CZFC common shares exchanged pursuant to the offer were held as capital assets for a period of one year or less as of the time of the exchange.

The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder. Consequently, we urge each CZFC shareholder to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the offer to him or her.

This tax discussion was written to support the promotion or marketing of the offer. To ensure compliance with requirements imposed by the Internal Revenue Service, we are informing you that this discussion was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding tax-related penalties that may be imposed on the taxpayer under the Code. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

Appraisal/Dissenters’ Rights

CZFC shareholders will not have dissenters’ rights in connection with the exchange offer.

Plans for CZFC

The purpose of our offer is for Porter to acquire control of CZFC, and to do so we are offering to acquire any and all of CZFC’s outstanding common shares. If the offer is consummated, we may provide subsequent offering period following the first exchange of CZFC common shares in the offer, during which time shareholders could tender CZFC common shares not tendered in the offer. We may also seek to consummate a merger of a wholly owned subsidiary of Porter into CZFC in order to acquire the entire equity interest in CZFC, although we have no commitment to do so. Such a merger is sometimes referred to as a “second-step merger.” This offer is not conditioned upon entering into a definitive merger agreement with CZFC that would provide for a second-step merger. The purpose of a second-step merger would be for Porter to acquire all of the issued and outstanding CZFC common shares not exchanged pursuant to the offer or a subsequent offering period.

If the offer is completed and we acquire a majority interest in CZFC, we would expect to make changes to the CZFC board of directors. CZFC’s board of directors currently consists of twelve directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. If necessary, Porter may call a special meeting of CZFC shareholders and to replace a majority of the directors of CZFC with its own nominees.

If, and to the extent that we acquire control of CZFC or otherwise obtain access to the books and records of CZFC, we intend to conduct a detailed review of CZFC’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. These may include changes to CZFC’s operations, merging CZFC’s subsidiary bank into PBI Bank, and delisting or terminating the registration of the CZFC common stock.

Except as indicated in this offer, neither Porter nor any of Porter’s subsidiaries has any current plans or proposals which relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of CZFC or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of CZFC or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of CZFC or any of its subsidiaries, (4) any change in the current board of directors or management of CZFC or any change to any material term of the employment contract of any executive officer of CZFC, (5) any other material change in CZFC’s corporate structure or business, (6) any class of equity security of CZFC being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of CZFC becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Effect of the Offer on the Market for CZFC Common Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the CZFC common shares

The exchange of CZFC common shares by Porter pursuant to the offer will reduce the number of CZFC common shares that might otherwise trade publicly and will reduce the number of holders of CZFC common shares, which could adversely affect the liquidity and market value of the remaining CZFC common shares held by the public. The extent of the public market for CZFC common stock and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding CZFC common stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. According to CZFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as of June 30, 2009, there were 1,968,777 CZFC common shares outstanding.

NASDAQ Listing

The CZFC common shares are quoted on the Nasdaq Global Market. Depending upon the number of CZFC common shares exchanged pursuant to the offer and the number of CZFC shareholders remaining thereafter, the CZFC common shares may no longer meet the requirements of the Nasdaq Global Market for continued listing and may be delisted from the Nasdaq Global Market. According to the Nasdaq Global Market’s published guidelines, the Nasdaq Global Market would consider delisting the CZFC common shares if, among other things, (1) the number of total shareholders of CZFC should fall below 400, (2) the market value of the publicly held CZFC common shares should fall below $5 million, or (3) the number of publicly held CZFC common shares (exclusive of holdings of officers and directors of CZFC and their immediate families and any other person who is the beneficial owner of 10% or more) should fall below 750,000.

If, as a result of the exchange of CZFC common shares pursuant to the offer or otherwise, the CZFC common shares no longer meet the requirements of the Nasdaq Global Market for continued listing and the listing of the CZFC common shares is discontinued, the market for the CZFC common shares could be adversely affected. If the Nasdaq Global Market were to delist the CZFC common shares, it is possible that the CZFC common shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by such sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the CZFC common shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of CZFC common shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the CZFC common shares or whether it would cause future market prices to be greater or less than the consideration being offered in the offer. CZFC shareholders will have no appraisal rights as a result of the offer. Only if we elect to proceed with a second step merger, and we have no commitment to do so, would CZFC shareholders who (a) have not tendered their CZFC common shares in the offer, (b) did not vote in favor of the second-step merger (if approval of the second-step merger by CZFC shareholders has been obtained) and (c) complied with the procedures set forth in Subchapter 13 of the Kentucky Business Corporation Act will have rights under Kentucky law to demand and receive payment of the “fair value” of such shareholder’s CZFC common shares.

Registration Under Exchange Act

CZFC common stock is currently registered under the Exchange Act. This registration may be terminated upon application by CZFC to the SEC if CZFC common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by CZFC to holders of CZFC common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to CZFC common stock. In addition, “affiliates” of CZFC and persons holding “restricted securities” of CZFC may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act.

Margin Regulations

CZFC common shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the offer it is possible that the CZFC common shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such CZFC common shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the CZFC common shares under the Exchange Act were terminated, the CZFC common shares would no longer constitute “margin securities.”

Regulatory Approvals and Status

Completion of the offer is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities. These approvals include approval from the Federal Reserve and the KDFI. We cannot complete the offer in the absence of these required regulatory approvals. We are in the process of filing all of the required applications with the Federal Reserve and the KDFI.

The Federal Reserve may not approve any acquisition if (1) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; (2) the effect of the acquisition may be to substantially lessen competition in any section of the country, or tend to create a monopoly, or in any manner restrain trade, unless the Federal Reserve finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served; or (3) the applicant fails to provide the Federal Reserve with adequate assurances that it will make available information about its operations or activities that the Federal Reserve deems appropriate to determine and enforce compliance with the Bank Holding Company Act and other applicable federal banking statutes and regulations.

In addition, the Federal Reserve will consider (1) the financial condition of the bank holding companies and banks concerned; (2) the competence, experience, and integrity of the officers, directors, and principal shareholders of the bank holding companies and banks concerned and the applicant’s record of compliance with laws and regulations and fulfillment of any commitments to, and any conditions imposed by, the Federal Reserve in connection with prior applications; and (3) the convenience and needs of the communities to be served. The Federal Reserve may impose conditions on any approval, including conditions to address competitive, financial, managerial, safety and soundness, convenience and needs or compliance.

Although we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain of when or if we will get them. The approval of any application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Conditions of the Offer

Notwithstanding any other provision of the offer and in addition to (and not in limitation of) Porter’s right to extend and amend the offer at any time, in its discretion, Porter shall not be required to accept for exchange any CZFC common shares tendered pursuant to the offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for CZFC common shares accepted for exchange and may extend, terminate or amend the offer, if immediately prior to the expiration of the offer, in the reasonable judgment of Porter, any one or more of the following conditions shall not have been satisfied:

Regulatory Condition

Porter is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by this agreement as soon as reasonably practicable after the date hereof.

Completion of the offer is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the offer. These approvals include approval from the Federal Reserve and the KDFI. We cannot complete the offer in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the offer from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the offer.

Minimum Tender Condition

CZFC shareholders shall have validly tendered and not withdrawn before the expiration of the offer CZFC common shares representing at least 51% of the CZFC common shares then outstanding.

Registration Statement Condition

The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Porter shall have received all necessary state securities law or “blue sky” authorizations.

NASDAQ Listing Condition

The Porter common shares to be issued pursuant to the offer shall have been approved for listing on the Nasdaq Global Market.

Other Conditions

Additionally, Porter shall not be required to accept for exchange any CZFC common shares tendered pursuant to the offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for CZFC common shares accepted for exchange, and may extend, terminate or amend the offer, if at any time on or after date the date of this prospectus/offer to exchange and prior to the expiration of the offer any of the following conditions exists:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which we refer to in this prospectus/offer to exchange as a “governmental authority”) (1) challenging or seeking to, or which, in the reasonable judgment of Porter, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the offer or the provisions of this offer or, the acceptance for exchange of any or all of the CZFC common shares by Porter or any affiliate of Porter, or seeking to obtain material damages in connection with the offer; (2) seeking to, or which in the reasonable judgment of Porter is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by CZFC, Porter or any of their affiliates of all or any of the business or assets of CZFC, Porter or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel CZFC, Porter or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of CZFC, Porter or any of their affiliates; (3) seeking to, or which in the reasonable judgment of Porter is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the Kentucky Business Corporation Act (as in effect on the date of this prospectus/offer to exchange) in connection with the making of the offer, the acceptance for exchange, or exchange, of some or all of the CZFC common shares by Porter or any other affiliate of Porter or the consummation by Porter or any other affiliate of Porter of a second-step merger or other business combination with CZFC, including, without limitation, the right to vote any CZFC common shares acquired by Porter pursuant to the offer or otherwise on all matters properly presented to CZFC shareholders; (4) seeking to require divestiture by Porter or any other affiliate of Porter of any CZFC common shares; (5) seeking, or which in the reasonable judgment of Porter is reasonably likely to result in, any material diminution in the benefits expected to be derived by Porter or any affiliate of Porter as a result of the transactions contemplated by the offer or any other business combination with CZFC; (6) relating to the offer contemplated by this prospectus/offer to exchange which, in the reasonable judgment of Porter, might materially adversely effect CZFC or any of its affiliates or Porter or any other affiliate of Porter or the value of the CZFC common shares or (7) which in the reasonable judgment of Porter could otherwise prevent, adversely affect or materially delay consummation of the offer contemplated by this prospectus/offer to exchange;

(b)(1) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority including those referred to or described in this prospectus/offer to exchange in the section entitled “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” below shall contain terms that, in the reasonable judgment of Porter, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Porter or any affiliate of Porter as a result of the transactions contemplated by the offer or any other business combination with CZFC; or (2) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including those referred to or described in this prospectus/offer to exchange in the section entitled “The Exchange Offer—Certain Legal Matters; Regulatory Approvals”, other than in connection with the Regulatory Condition, shall not have been obtained, and on terms reasonably satisfactory to Porter, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been action taken or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Porter, CZFC or any subsidiary or affiliate of Porter or CZFC or (2) the offer or any other business combination with CZFC, by any legislative body or governmental authority with appropriate jurisdiction, [other than the routine application of the waiting period provisions of the Bank Holding Company Act to the offer,] that in the reasonable judgment of Porter might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this offer is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, shareholders’ equity, licenses, franchises, operations, results of operations or prospects of CZFC or any of its affiliates or Porter shall have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of CZFC or any of its affiliates or the value of the CZFC common shares to Porter or any of its affiliates;

(e) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Porter, might materially adversely affect, the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which CZFC or its affiliates do business that could, in the reasonable judgment of Porter, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of CZFC or any of its affiliates or the trading in, or value of, the CZFC common shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the offer or any material adverse change in the market price in the CZFC common shares or (8) in the case of any of the foregoing existing at the time of commencement of the offer, a material acceleration or worsening thereof;

(f) (1) a tender or exchange offer for some or all of the CZFC common shares has been publicly proposed to be made or has been made by another person (including CZFC or any of its subsidiaries or affiliates), or has been publicly disclosed, or Porter otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of CZFC (including the CZFC common shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of CZFC (including the CZFC common shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this offer, (2) any such person or group which, on or prior to the date of this offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of CZFC, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of CZFC constituting 1% or more of any such class or series, (3) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the CZFC common shares or a merger, consolidation or other business combination with or involving CZFC or any of its subsidiaries or (4) any person (other than Porter) has filed an application under the Bank Holding Company Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire CZFC or any assets, securities or subsidiaries of CZFC;

(g) CZFC or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the CZFC common shares or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding CZFC common shares or other securities; (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional CZFC common shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (i) the issuance of CZFC common shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of this offer, of employee stock options or other equity awards, in each case publicly disclosed by CZFC as outstanding prior to such date (ii) the issuance of CZFC common shares in exchange for outstanding shares of CZFC Preferred Stock pursuant to the terms and conditions of CZFC’s Amended and Restated Articles of Incorporation in existence as of the date of this offer), and (iii) the issuance of CZFC common shares upon the exercise of stock purchase warrants issued to the United States Department of the Treasury (as initial warrant holder), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of CZFC; (5) other than cash dividends required to be paid on the shares of CZFC Preferred Stock and/or CZFC TARP Preferred Stock that have been publicly disclosed by CZFC as outstanding prior to the date of this offer and regular quarterly cash dividends on CZFC common shares, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of CZFC, including by adoption of a shareholders rights plan; (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Porter, burdensome covenants or security provisions; (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of CZFC or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Porter’s reasonable judgment, has or may have material adverse significance with respect to either the value of CZFC or any of its subsidiaries or affiliates or the value of the CZFC common shares to Porter or any of its subsidiaries or affiliates; (9) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the offer, the acceptance for exchange, or exchange, of some of or all the CZFC common shares by Porter or the consummation of any merger or other business combination involving CZFC and Porter (and/or any of Porter’s subsidiaries); or (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of CZFC or any of its subsidiaries, or Porter shall have become aware of any such action which was not previously announced;

(h) Porter or any of its affiliates enters into a definitive agreement or announces an agreement in principle with CZFC providing for a merger or other business combination with CZFC or any of its subsidiaries or the purchase or exchange of securities or assets of CZFC or any of its subsidiaries, or Porter and CZFC reach any other agreement or understanding, in either case, pursuant to which it is agreed that the offer will be terminated; or

(i) CZFC or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving CZFC or any of its subsidiaries or the purchase or exchange of securities or assets of CZFC or any of its subsidiaries any type of option, warrant or right which, in Porter’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any CZFC common shares or other securities, assets or business of CZFC or any of its subsidiaries) or (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange;

which in the reasonable judgment of Porter in any such case, and regardless of the circumstances (including any action or omission by Porter) giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with acceptance for exchange, or exchange, of CZFC common shares.

The foregoing conditions are for the sole benefit of Porter and may be asserted by us regardless of the circumstances giving rise to any such condition or, other than the “Regulatory Condition,” “Registration Statement Condition,” and “NASDAQ Listing Condition,” may be waived by us in whole or in part at any time and from time to time prior to the expiration of the offer in its sole discretion. To the extent we waive a condition set forth in this section with respect to one tender, we will waive that condition with respect to all other tenders. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer. Any determination by us concerning any condition or event described in this prospectus/offer to exchange shall be final and binding on all parties to the fullest extent permitted by law.

Dividends and Distributions

If, on or after the date of this prospectus/offer to exchange, CZFC (i) splits, combines or otherwise changes the CZFC common shares or its capitalization; (ii) acquires or otherwise causes a reduction in the number of outstanding CZFC common shares; or (iii) issues or sells any additional CZFC common shares (other than CZFC common shares issued pursuant to, and in accordance with, the terms in effect on the date of this offer of employee stock options or stock units outstanding prior to such date), shares of any other class or series of capital stock of CZFC or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the foregoing, or any other ownership interest (including, without limitation, any phantom interest), of CZFC, then, without prejudice to Porter’s rights under the section of this prospectus/offer to exchange entitled “The Exchange Offer—Conditions of the Offer,” Porter may make such adjustments to the offer consideration and other terms of the offer (including the number and type of securities to be exchanged) as it deems appropriate to reflect such split, combination or other change.

If, on or after the date of this prospectus/offer to exchange, CZFC declares, sets aside, makes or pays any dividend, except for CZFC’s regular quarterly cash dividend, on the CZFC common shares or makes any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the CZFC common shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Porter or its nominee or transferee on CZFC’s stock transfer records of the CZFC common shares exchanged pursuant to the offer, then, without prejudice to Porter’s rights under “The Exchange Offer—Extension, Termination and Amendment” and “The Exchange Offer—Conditions of the Offer” (i) the consideration per share of CZFC common stock payable by Porter pursuant to the offer will be reduced to the extent any such dividend or distribution is payable in cash; and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (1) be received and held by the tendering shareholders for the account of Porter and will be required to be promptly remitted and transferred by each tendering shareholder to the depositary for the account of Porter, accompanied by appropriate documentation of transfer or (2) at the direction of Porter, be exercised for the benefit of Porter, in which case the proceeds of such exercise will promptly be remitted to Porter. Pending such remittance and subject to applicable law, Porter will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire offer consideration or deduct from the offer consideration the amount or value thereof, as determined by Porter in its discretion.

Financing of the Offer; Source and Amount of Funds

The offer is not subject to a financing condition. We estimate that the total amount of cash required to complete the transactions contemplated by the offer, including payment of any fees, expenses and other related amounts incurred in connection with the offer, will be approximately $15 million.

We expect to have sufficient cash on hand to complete the transactions contemplated by the exchange offer and to pay fees, expenses and other related amounts. In addition, we intend to evaluate financing options and believe we would be able to secure sufficient funds if we determined that financing the cash required to complete the transactions was in our best financial interests of Porter and the combined company. The estimated amount of cash required is based on our due diligence review of CZFC’s publicly available information to date and is subject to change. For a further discussion of the risks relating to our limited due diligence review, see “Risk Factors—Risk Factors Relating to the Offer.”

Interest of Executive Officers and Directors of Porter in the Offer

Except as set forth in this prospectus/offer to exchange, none of Porter or, to the best of our knowledge, any of their respective directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CZFC, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus/offer to exchange, there have been no contacts, negotiations or transactions, between Porter, any of Porter’s subsidiaries or, to the best of our knowledge, any of the persons listed on Schedule I to this prospectus/offer to exchange, and CZFC or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of October 15, 2009, Porter has entered into option agreements with shareholders of CZFC giving Porter the right to purchase 392,661 common shares of CZFC, representing 15.8% of the outstanding common shares, for $9.00 per share upon the satisfaction of certain conditions to closing. With the exception of the foregoing, Porter has not effected any transaction in securities of CZFC in the past 60 days.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Porter and certain other information are set forth in Schedule I to this prospectus/offer to exchange. Except as described in this prospectus/offer to exchange and in Schedule I hereto, none of Porter, or, to the best knowledge of Porter, any of the persons listed on Schedule I to this prospectus/offer to exchange, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as set forth in this prospectus/offer to exchange, to Porter’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I hereto, nor any of their respective associates or majority owned subsidiaries, beneficially owns or has the right to acquire any securities of CZFC or has effected any transaction in securities of CZFC during the past 60 days.

Porter has owned 31,000 CZFC common shares and 22 shares of CZFC convertible preferred stock, which would convert into 50,058 CZFC common shares, for more than two years. The CZFC common shares owned by

Porter and Ms. Bouvette were purchased at various times in open market transactions. Maria Bouvette, the President and Chief Executive Officer of Porter and a Porter director, has owned 5,000 CZFC common shares for more than two years.

Fees and Expenses

We have retained J.J.B. Hilliard, W.L. Lyons, LLC as information agent in connection with the offer. The information agent may contact holders of CZFC common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the offer to beneficial owners of CZFC common stock. For these services, we will pay the information agent $100,000 upon the consummation of the offer, in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any commissions or fees to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Porter will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

In addition, we have retained Continental Stock Transfer & Trust Company as the depositary in connection with the offer. We will pay the depositary reasonable and customary compensation for its services in connection with the offer, will reimburse the depositary for its reasonable out-of-pocket expenses and will indemnify the depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

We estimate the legal, accounting, and printing costs to be approximately $200,000.

Accounting Treatment

AS805, Business Combinations requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquiree and accounting acquiror. In a business combination effected through an exchange of equity interest, the entity that issues the interest (Porter in this case) is generally the acquiring entity. However, there are other factors in AS805 which must also be considered. We considered these other factors and determined that Porter will be considered the acquiror of CZFC for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from CZFC based on their fair values as of the date of the completion of the transaction, with any excess being allocated to goodwill. Reported financial condition and results of operations of Porter issued after completion of the merger will reflect CZFC’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of CZFC. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments; for example, additional depreciation of property, plant and equipment, amortization of identified intangible assets or other impacts from the purchase price allocation

INFORMATION ABOUT PORTER BANCORP

Business

Overview

Porter is a bank holding company headquartered in Louisville, Kentucky. Porter is the sixth largest independent banking organization domiciled in the state of Kentucky based on total assets. Through our subsidiary PBI Bank, Porter operates 18 full-service banking offices in 11 counties in Kentucky. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio and Daviess Counties. We also have an office in Lexington, Kentucky, the second largest city in Kentucky. PBI Bank is both a traditional community bank with a wide range of commercial and personal banking products, with a focus on commercial real estate and residential real estate lending, and an innovative on-line bank which delivers competitive deposit products and services through an on-line banking division operating under the name of Ascencia. As of September 30, 2009, had total assets of $1.7 billion, total net loans of $1.4 billion, total deposits of $1.4 billion and shareholders’ equity of $171 million.

History

Porter was organized in 1988, and historically conducted our banking business through separate community banks under the common control of J. Chester Porter, our chairman, and Maria L. Bouvette, our president and chief executive officer. In 2004, Porter began to streamline our operations by consolidating our subsidiary banks under common control into a single bank. We completed our reorganization on December 31, 2005, when Porter acquired the interests of other shareholders in our three partially owned subsidiary bank holding companies in exchange for shares of our common stock, cash and indebtedness. Before December 31, 2005, our company and one of our subsidiary banks were S corporations for federal income tax purposes. Following the consolidation of our four subsidiary banks and the termination of our S corporation elections on December 31, 2005, all of our taxable income became subject to federal income taxes beginning in 2006, which caused our income tax expense to increase compared to the preceding years. See “Item 6. Selected Financial Data – Unaudited Pro Forma Selected Consolidated Financial Data” for more about the consolidation. On December 31, 2005, Porter also renamed our consolidated subsidiary PBI Bank to create a single brand name for our banking operations throughout our market area.

On September 21, 2006, Porter completed an initial public offering of 1,550,000 shares of common stock. We sold 1,250,000 newly issued shares of common stock for an aggregate purchase price of $30.0 million, and J. Chester Porter and Maria L. Bouvette, our controlling shareholders, together sold 300,000 shares of common stock for an aggregate purchase price of $7.2 million for their own accounts. We received proceeds of $26.6 million, after deducting total expenses of $3.4 million, which consisted of $2.1 million in underwriters’ discounts and commissions and $1.3 million of other expenses.

Our Markets

We operate in markets that include the four largest cities in Kentucky—Louisville, Lexington, Owensboro and Bowling Green—and in other communities along the I-65 corridor.

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Louisville/Jefferson, Bullitt and Henry Counties: Our headquarters are in Louisville, the largest city in Kentucky and the sixteenth largest city in the United States. The Louisville metropolitan area includes the consolidated Louisville/Jefferson County and 12 surrounding Kentucky and Southern Indiana counties with an estimated 1.2 million residents in 2007. We also have banking offices in Bullitt County, south of Louisville, and Henry County, east of Louisville. Our six banking offices in these counties also serve the contiguous counties of Spencer, Shelby and Oldham to the east and northeast of Louisville. The area’s employers are diversified across many industries and include the air hub for United Parcel Service (“UPS”), two Ford assembly plants, General Electric’s Consumer and Industrial division, Humana, Norton Healthcare, Brown-Forman and YUM! Brands.

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Lexington/Fayette County: Lexington, located in Fayette County, is the second largest city in Kentucky with an estimated countywide population of over 270,000 in 2006, an increase of 3.9% since the 2000 census. Lexington is the financial, educational, retail, healthcare and cultural hub for Central and Eastern Kentucky. It is known worldwide for its Bluegrass horse farms and Keeneland Race Track, and proudly boasts of itself as “The Horse Capital of the World.” It is also the home of the University of Kentucky and Transylvania University. The area’s employers include Toyota, Lexmark, IBM Global Services and Valvoline.

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Owensboro/Daviess County: Owensboro, located on the banks of the Ohio River, is Kentucky’s third largest city. Daviess County had an estimated countywide population of approximately 94,000 in 2006. The city is called a festival city, with over 20 annual community celebrations that attract visitors from around the world, including its world famous Bar-B-Q Festival which attracts over 80,000 visitors giving Owensboro recognition as “The Bar-B-Q Capital of the World”. It is an industrial, medical, retail and cultural hub for Western Kentucky and the area employers include Owensboro Medical System, Texas Gas, US Bank Home Mortgage and Toyotetsu.

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Southern Kentucky: This market includes Bowling Green, the fourth largest city in Kentucky, located about 60 miles north of Nashville, Tennessee. Bowling Green, located in Warren County, is the home of Western Kentucky University and is the economic hub of an estimated labor market of over 425,000 in 2004. This market also includes thriving communities in the contiguous Barren County, including the city of Glasgow. Major employers in Barren and Warren Counties include GM’s Corvette plant and several other automotive facilities and R.R. Donnelley’s regional printing facility.

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South Central Kentucky: South of the Louisville metropolitan area, Porter has banking offices in Butler, Edmonson, Green, Hart, and Ohio Counties, which had a combined population of approximately 79,000 in 2006. This region includes stable community markets comprised primarily of agricultural and service-based businesses. Each of our banking offices in these markets has a stable customer base and core deposits that are less sensitive to market competition, which provide us a lower cost source of funds for our lending operations.

Growth Strategies

Our existing markets and the markets contiguous to our existing markets continue to provide attractive growth opportunities. Our 2008 growth strategy was focused on the following initiatives:

•	Streamline operational efficiency, including full integration of recent acquisitions.

•	Increase market share of existing franchise.

•	Opened new retail office in Bullitt County in Q2.

•	Expansion into new modern retail facility in Ohio County—now under construction.

•	Open new Technology/Operations Center and additional retail banking office in Barren County.

•	Continuing execution of successful core deposit development initiatives and non-interest income improvement strategies.

•	Carefully manage growth and capital in this uncertain economic environment.

In 2008, Porter substantially strengthened our capital position when PBI Bank issued a $9.0 million subordinated capital note in July, which qualified as Tier 2 capital, and Porter issued $35.0 million of preferred stock to the U.S. Treasury under the Capital Purchase Program on November 21, 2008.

Our 2009 focus has been managed growth in our markets while being attentive to credit quality in light of the challenging economic environment. We continue our long-term strategy of considering merger and acquisition opportunities that may arise from time to time. Management intends to remain disciplined and focused with regard to future merger and acquisition opportunities. We will continue to assess bank acquisitions, subject to market conditions and suitable candidates, which will be accretive to earnings within the first full year of combined operations; are in markets that have high growth potential; and have strong management teams that are compatible with our culture.

Our Products and Services

We meet our customers’ banking needs with a broad range of financial products and services. Our lending services include real estate, commercial, mortgage and consumer loans to small to medium-sized businesses located in our markets, the owners and employees of those businesses, as well as other executives and professionals. We complement our lending operations with an array of retail and commercial deposit products. In addition, we offer our customers drive-through banking facilities, automatic teller machines, night depository, personalized checks, credit cards, debit cards, internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers’ checks, cash management, vault services, loan and deposit sweep accounts and lock box services. Through our trust division, Porter offers personal trust services, employer retirement plan services and personal financial and retirement planning services.

Employees

At September 30, 2009, the Company had 281 full-time equivalent employees. Our employees are not subject to a collective bargaining agreement, and management considers the Company’s relationship with employees to be good.

Competition

The banking business is highly competitive, and Porter experiences competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services offered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices within our market area and beyond.

There are a number of banks that offer services exclusively over the internet, such as ING Bank and E*TRADE Bank, and other banks, such as Bank of America and Wells Fargo Bank that market their internet services to their customers nationwide. We believe that only the very largest of the commercial banks with which Porter competes offer the comprehensiveness of internet banking services that Porter is able to offer. However, many of the larger banks do have greater market presence and greater financial resources to market their internet banking services. Additionally, new competitors and competitive factors are likely to emerge, particularly in view of the rapid development of internet commerce. On the other hand, there have been some recently published reports indicating that the actual rate of growth in the use of internet banking services by consumers and businesses is lower than had been previously predicted and that many customers still prefer to be able to conduct at least some of their banking transactions at local banking offices. We believe that these findings support our strategic decision to complement our traditional community bank with our uniquely branded online bank to offer customers the benefits of both traditional and internet banking services. We believe that this strategy will contribute to our growth in the future.

Supervision and Regulation

The following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Porter Bancorp. Porter Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System. As such, Porter must file with the Federal Reserve Board annual and quarterly reports and other information regarding our business operations and the business operations of our subsidiaries. We are also subject to examination by the Federal Reserve Board and to operational guidelines established by the Federal Reserve Board. We are subject to the Bank Holding Company Act and other federal laws on the types of activities in which Porter may engage, and to other supervisory requirements, including regulatory enforcement actions for violations of laws and regulations.

Acquisitions. A bank holding company must obtain Federal Reserve Board approval before acquiring, directly or indirectly, ownership or control of more than 5% of the voting stock or all or substantially all of the assets of a bank, merging or consolidating with any other bank holding company and before engaging, or acquiring a company that is not a bank but is engaged in certain non-banking activities. Federal law also prohibits a person or group of persons from acquiring “control” of a bank holding company without notifying the Federal Reserve Board in advance, and then only if the Federal Reserve Board does not object to the proposed transaction. The Federal Reserve Board has established a rebuttable presumptive standard that the acquisition of 10% or more of the voting stock of a bank holding company with a class of securities registered under the Securities Exchange Act of 1934 would constitute an acquisition of control of the bank holding company. In addition, any company is required to obtain the approval of the Federal Reserve Board before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of a bank holding company’s voting securities, or otherwise obtaining control or a “controlling influence” over a bank holding company.

Permissible Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any bank, bank holding company or company engaged in any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Under current federal law, a bank holding company may elect to become a financial holding company, which enables the holding company to conduct activities that are “financial in nature.” Activities that are “financial in nature” include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. We have not filed an election to become a financial holding company.

U.S. Treasury Capital Purchase Program. Pursuant to the U.S. Department of the Treasury’s (the “U.S. Treasury”) Capital Purchase Program (the “CPP”), on November 21, 2008, Porter issued and sold to the U.S. Treasury in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, (i) 35,000 shares of Porter Bancorp’ Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value and liquidation preference $1,000 per share ($35 million aggregate liquidation preference) (the “Series A Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 299,829 shares of Porter Bancorp’s common stock, at an exercise price of $17.51 per share, subject to certain anti-dilution and other adjustments for an aggregate purchase price of $35 million in cash. The securities purchase agreement, dated November 21, 2008, pursuant to which the securities issued to the U.S. Treasury under the CPP were sold, limits the payment of dividends on Porter Bancorp’s common stock to the current quarterly dividend without prior approval of the U.S. Treasury, limits Porter Bancorp’s ability to repurchase shares of its common stock (with certain exceptions, including the repurchase of our common stock to offset share dilution from equity-based compensation awards), grants the holders of the Series A Preferred Stock, the Warrant and the common stock of Porter Bancorp to be issued under the Warrant certain registration rights, and subjects Porter Bancorp to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0%. At least half of the total capital must be composed of common equity, retained earnings, senior perpetual preferred stock issued to the U.S. Treasury under the CPP and qualifying perpetual preferred stock and certain hybrid capital instruments, less certain intangible assets (“Tier 1 capital”). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the allowance for loan losses (“Tier 2 capital”). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered well-capitalized under the risk-based capital guidelines, an institution must maintain a total capital to total risk-weighted assets ratio of at least 10% and a Tier 1 capital to total risk-weighted assets ratio of 6% or greater. As of September 30, 2009, our ratio of total capital to total risk-weighted assets was 13.8% and our ratio of Tier 1 capital to total risk-weighted assets was 11.9%, both ratios significantly above the required amounts.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of 4.0%. As of September 30, 2009, our leverage ratio of 10.1% was significantly above the required amount.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Dividends. Under Federal Reserve policy, bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not declare a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Porter Bancorp is a legal entity separate and distinct from PBI Bank. The majority of our revenue is from dividends paid to us by PBI Bank. PBI Bank is subject to laws and regulations that limit the amount of dividends it can pay. If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the agency may require, after notice and hearing, that the institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve and the FDIC have issued policy statements providing that bank holding companies and banks should generally pay dividends only out of current operating earnings.

Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period (other than with respect to preferred stock), a bank must increase its capital surplus by at least 10% of the net profits of the bank for the period until the bank’s capital surplus equals the amount of its stated capital attributable to its common stock. Moreover, the Kentucky Department of Financial Institutions must approve the declaration of dividends if the total dividends to be declared by a bank for any calendar year would exceed the bank’s total net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt. We are also subject to the Kentucky Business Corporation Act, which generally prohibits dividends to the extent they result in the insolvency of the corporation from a balance sheet perspective or in the corporation becoming unable to pay debts as they come due. PBI Bank has not paid any dividends in 2009. At year-end 2008, $33.9 million of retained earnings was available to the Bank to pay dividends in future periods.

Prior to November 21, 2011, unless Porter Bancorp has redeemed all of the Series A Preferred Stock issued to the U.S. Treasury on November 21, 2008 or unless the U.S. Treasury has transferred all the preferred securities to a third party, the consent of the U.S. Treasury will be required for Porter Bancorp to declare or pay any dividend or make any distribution on common stock other than (i) regular quarterly cash dividends of not more than the current level, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction, (ii) dividends payable solely in shares of common stock and (iii) dividends or distributions of rights or junior stock in connection with a shareholders’ rights plan.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Source of Financial Strength. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to, and to commit resources to support, its bank subsidiaries. This support may be required at times when, absent such a policy, the bank holding company may not be inclined to provide it. In addition, any capital loans by the bank holding company to its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

PBI Bank. PBI Bank, a Kentucky chartered commercial bank, is subject to regular bank examinations and other supervision and regulation by both the FDIC and the Kentucky Department of Financial Institutions. Kentucky’s banking statutes contain a “super-parity” provision that permits a well-rated Kentucky banking corporation to engage in any banking activity which could be engaged in by a national bank operating in any state; a state bank, a thrift or savings bank operating in any other state; or a federal chartered thrift or federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided the Kentucky bank first obtains a legal opinion specifying the statutory or regulatory provisions that permit the activity.

Capital Requirements. Similar to the Federal Reserve Board’s requirements for bank holding companies, the FDIC has adopted risk-based capital requirements for assessing state non-member banks’ capital adequacy. The FDIC’s risk-based capital guidelines require that all banks maintain a minimum ratio of total capital to total risk-weighted assets of 8.0% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0%. To be well-capitalized, a bank must have a ratio of total capital to total risk-weighted assets of at least 10.0% and a ratio of Tier 1 capital to total risk-weighted assets of 6.0%. As of September 30, 2009, PBI Bank’s ratio of total capital to total risk-weighted assets was 12.4% and its ratio of Tier 1 capital to total risk-weighted assets was 10.5%.

The FDIC also requires a minimum leverage ratio of 3.0% of Tier 1 capital to total assets for the highest rated banks and an additional cushion of approximately 100-200 basis points for all other banks, which will effectively increase the minimum leverage ratio for other banks to 4.0% or 5.0% of Tier 1 capital or more. As of September 30, 2009, PBI Bank’s leverage ratio was 8.9%. Under the FDIC’s regulations, the highest rated banks are those which have well diversified risks, including no undue interest rate risk exposure; excellent control systems; good earnings; high asset quality; high liquidity and well managed on-and-off-balance sheet activities; and which in general are considered strong banking organizations, rated in the highest rating category under the regulatory rating system for banks. The leverage ratio operates in tandem with the FDIC’s risk-based capital guidelines and places a limit on the amount of leverage a bank can undertake by requiring a minimum level of capital to total assets.

Prompt Corrective Action. Pursuant to the Federal Deposit Insurance Act (“FDIA”), the FDIC must take prompt corrective action to resolve the problems of undercapitalized institutions. FDIC regulations define the levels at which an insured institution would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well-capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk- based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized. As of September 30, 2009, PBI Bank was “well capitalized” as defined by the FDIC. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating. The degree of regulatory scrutiny increases and the permissible activities of a bank decreases, as the bank moves downward through the capital categories. Depending on a bank’s level of capital, the FDIC’s corrective powers include:

•	requiring a capital restoration plan;

•	placing limits on asset growth and restriction on activities;

•	requiring the bank to issue additional voting or other capital stock or to be acquired;

•	placing restrictions on transactions with affiliates;

•	restricting the interest rate the bank may pay on deposits;

•	ordering a new election of the bank’s board of directors;

•	requiring that certain senior executive officers or directors be dismissed;

•	prohibiting the bank from accepting deposits from correspondent banks;

•	requiring the bank to divest certain subsidiaries;

•	prohibiting the payment of principal or interest on subordinated debt; and

•	ultimately, appointing a receiver for the bank.

In the event an institution is required to submit a capital restoration plan, the institution’s holding company must guaranty the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy. The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Deposit Insurance Assessments. The deposits of PBI Bank are insured by the DIF of the FDIC up to the limits set forth under applicable law and are subject to the deposit insurance premium assessments of the DIF. The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005 (the “Reform Act”). Under this system, as amended, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings. Currently, banks pay between 5 and 43 basis points per $100 of assessable deposits, depending on the insured institution’s risk category as described above. On December 16, 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by 7 basis points to between 12 and 50 basis points, on an annualized basis, beginning in the first quarter of 2009. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. The Reform Act also provides for a one-time premium assessment credit for eligible insured depository institutions, including those institutions in existence and paying deposit insurance premiums on December 31, 1996, or certain successors to any such institution. The assessment credit is determined based on the eligible institution’s deposits at December 31, 1996 and is applied automatically to reduce the institution’s quarterly premium assessments to the maximum extent allowed, until the credit is exhausted. In addition, insured deposits have been required to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”) to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis-point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, subject to a maximum amount based on 10 basis-points applied to the institution’s assessment base for the second quarter of 2009. PBI Bank paid a special assessment of $781,000 on September 30, 2009. On September 29, 2009, the FDIC adopted a notice of proposed rulemaking that amends the final rule adopted on May 22, 2009 to restore losses to its Deposit Insurance Fund. The proposed rule would require insured institutions to prepay on December 30, 2009, an estimated quarterly risk-based assessments for the 4th quarter of 2009 and for all 2010, 2011, and 2012. If the proposed rule is adopted, an institution’s assessment will be calculated by taking the institution’s actual September 30, 2009 assessment and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Further, the FDIC will incorporate a uniform 3 basis point increase effective January 1, 2011. The FDIC has indicated that each institution would record the entire amount of its prepaid assessment as a prepaid expense, an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution would record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted. The federal banking agencies’ risk-based capital rules permit an institution to apply a 0% risk weight to all claims on U.S. Government agencies, and the FDIC has indicated that the prepayment will qualify for such treatment.

Safety and Soundness Standards. The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of FDIA. See “Prompt Corrective Actions” above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Branching. Kentucky law permits Kentucky chartered banks to establish a banking office in any county in Kentucky. A Kentucky bank may also establish a banking office outside of Kentucky. Well capitalized Kentucky banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a banking office in Kentucky without the approval of the KDFI upon notice to the KDFI and any other state bank with its main office located in the county where the new banking office will be located. Branching by all other banks requires the approval of the KDFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is reasonable probability of the successful operation of the banking office. The transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. An out-of-state bank is permitted to establish banking offices in Kentucky only by merging with a Kentucky bank. De novo branching into Kentucky by an out-of-state bank is not permitted. This difficulty for out-of-state banks to branch in Kentucky may limit the ability of a Kentucky bank to branch into many states, as several states have reciprocity requirements for interstate branching.

Insider Credit Transactions. The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus.

Consumer Protection Laws. PBI Bank is subject to consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act, and the Federal Trade Commission Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers.

Privacy. Federal law currently contains extensive customer privacy protections provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires the FDIC to assess our record in meeting the credit needs of the communities Porter serves, including low- and moderate-income neighborhoods and persons. The FDIC’s assessment of our record is made available to the public. The assessment also is part of the Federal Reserve Board’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new banking office or to relocate an office.

Bank Secrecy Act. The Bank Secrecy Act of 1970 (“BSA”) was enacted to deter money laundering, establish regulatory reporting standards for currency transactions and improve detection and investigation of criminal, tax and other regulatory violations. BSA and subsequent laws and regulations require us to take steps to prevent the use of PBI Bank in the flow of illegal or illicit money, including, without limitation, ensuring effective management oversight, establishing sound policies and procedures, developing effective monitoring and reporting capabilities, ensuring adequate training and establishing a comprehensive internal audit of BSA compliance activities. In recent years, federal regulators have increased the attention paid to compliance with the provisions of BSA and related laws, with particular attention paid to “Know Your Customer” practices. Banks have been encouraged by regulators to enhance their identification procedures prior to accepting new customers in order to deter criminal elements from using the banking system to move and hide illegal and illicit activities.

USA Patriot Act. The USA PATRIOT Act (the “Patriot Act”) contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act requires financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering, and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Federal Deposit Insurance Corporation. Pursuant to the Emergency Economic Stabilization Act of 2008, the maximum deposit insurance amount per depositor has been increased from $100,000 to $250,000 until December 31, 2009. Additionally, on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with the President, the Secretary of the Treasury signed the systemic risk exception to the FDIC Act, enabling the FDIC to establish its Temporary Liquidity Guarantee Program (“TLGP”). Under the transaction account guarantee program of the TLGP, the FDIC will fully guarantee, until the end of 2009, all non-interest-bearing transaction accounts, including NOW accounts with interest rates of 0.5 percent or less and IOLTAs (lawyer trust accounts). The TLGP also guarantees all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and June 30, 2009 with a stated maturity greater than 30 days. All eligible institutions were permitted to participate in both of the components of the TLGP without cost for the first 30 days of the program. Following the initial 30 day grace period, institutions were assessed at the rate of ten basis points for transaction account balances in excess of $250,000 for the transaction account guarantee program and at the rate of either 50, 75, or 100 basis points of the amount of debt issued, depending on the maturity date of the guaranteed debt, for the debt guarantee program. Institutions were required to opt-out of the TLGP if they did not wish to participate. PBI Bank chose to participate in the transaction account guarantee program and chose to opt out of the debt guarantee program. The FDIC has established an extension period for the TAGP to run from January 1, 2010 through June 30, 2010. During the extension period, the fees for participating banks will range from 15 to 25 basis points, depending on the risk category to which the bank is assigned for deposit insurance assessment purposes. Banks may elect to opt out of participation during the extension period by notifying the FDIC by

November 2, 2009. As of the date of this prospectus/offer to exchange, we have not opted out of participation during this extension period.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings and those of our subsidiaries cannot be predicted.

Recently Enacted and Future Legislation. Various laws, regulations and governmental programs affecting financial institutions and the financial industry are from time to time introduced in Congress or otherwise promulgated by regulatory agencies. Such measures may change the operating environment of Porter Bancorp and its subsidiaries in substantial and unpredictable ways. The nature and extent of future legislative, regulatory or other changes affecting financial institutions is very unpredictable at this time.

Specifically, the American Recovery and Reinvestment Act (the “ARRA”) was enacted on February 17, 2009. The ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, the ARRA imposes certain new executive compensation and corporate governance obligations on all current and future CPP recipients, including Porter Bancorp, until the institution has redeemed the preferred stock, which CPP recipients are now permitted to do under the ARRA without regard to the three year holding period and without the need to raise new capital, subject to approval of its primary federal regulator. The ARRA, through the implementing regulations of the U.S. Treasury, significantly expanded the executive compensation restrictions originally imposed on TARP participants.

The ARRA also sets forth additional corporate governance obligations for CPP recipients, including requirements for the U.S. Treasury to establish standards that provide for semi-annual meetings of compensation committees of the board of directors to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans. CPP recipients are further required by the ARRA to have in place company-wide policies regarding excessive or luxury expenditures, permit non-binding shareholder “say-on-pay” proposals to be included in proxy materials, as well as require written certifications by the chief executive officer and chief financial officer with respect to compliance.

On February 18, 2009 the U.S. Treasury outlined the Homeowner Affordability and Stability Plan, which includes measures that could impact Porter Bancorp, including measures to (i) implement a comprehensive homeowner stability initiative that incentivizes financial institutions to reduce homeowners’ monthly mortgage payments, (ii) develop clear and consistent guidelines for loan modifications that participants will be obligated to use and (iii) authorize judicial modifications of home mortgages in personal bankruptcy cases, which modifications must be accepted by the loan servicer or lender. The foregoing programs and actions remain subject to further clarification, and full implementation, and their full impact upon Porter Bancorp remains unpredictable at this time.

We cannot predict what other legislation or economic policies of the various regulatory authorities might be enacted or adopted or what other regulations might be adopted or the effects thereof. Future legislation and policies and the effects thereof might have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid on time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Properties

PBI Bank has 18 full-service banking offices. The following table shows the location, square footage and ownership of each property. We believe that each of these locations is adequately insured. Data processing and support operations are located in the Main and Canmer offices. Trust services and operations are located in the Fairview office.

Markets	Square Footage	Owned/Leased
Louisville/Jefferson, Bullitt and Henry Counties
Main Office: 2500 Eastpoint Parkway, Louisville	30,000	Owned
Eminence Office: 645 Elm Street, Eminence	1,500	Owned
Hillview Office: 11998 Preston Highway, Hillview	3,500	Owned
Pleasureville Office: 5440 Castle Highway, Pleasureville	10,000	Owned
Shepherdsville Office: 340 South Buckman Street, Shepherdsville	10,000	Owned
Conestoga Office: 155 Conestoga Parkway, Shepherdsville	3,900	Owned

Lexington/Fayette County
Lexington Office: 2424 Harrodsburg Road, Suite 100, Lexington	8,500	Leased

South Central Kentucky
Brownsville Office: 113 East Main, Brownsville	8,500	Owned
Greensburg Office: 202-04 North Main Street, Greensburg	11,000	Owned
Horse Cave Office: 210 East Main Street, Horse Cave	5,000	Owned
Morgantown Office: 112 West Logan Street, Morgantown	7,500	Owned
Munfordville Office: 949 South Dixie Highway, Munfordville	9,000	Owned
Northside Office: 1300 North Main Street, Beaver Dam	3,200	Owned
Wal-Mart Office: 1701 North Main Street, Beaver Dam	500	Leased

Owensboro/Davies County
Owensboro Office: 1819 Frederica Street, Owensboro	3,000	Owned

Southern Kentucky
Fairview Office: 1042 Fairview Avenue, Bowling Green	3,300	Leased
Campbell Lane Office: 751 Campbell Lane, Bowling Green	7,500	Owned
Glasgow Office: 1006 West Main Street, Glasgow	12,000	Owned

Other Properties
Data Center: 701 Columbia Avenue, Glasgow	19,000	Owned

Legal Proceedings

In the normal course of operations, Porter is a defendant in various legal proceedings. In the opinion of management, there is no proceeding pending or, to the knowledge of our management, threatened litigation in which an adverse decision could result in a material adverse change in our business or consolidated financial position.

Available Information

We file reports with the SEC including our annual report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K and proxy statements, as well as any amendments to those reports. The public may read and copy any materials the Registrant files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on

Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are accessible at no cost on our web site at http://www.pbibank.com, under the Investors Relations section, once they are electronically filed with or furnished to the SEC. A shareholder may also request a copy of our Annual Report or Form 10-K free of charge upon written request to: Corporate General Counsel, Porter Bancorp,  Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

Beneficial Ownership

The following table shows, as of October 20, 2009, the number and percentage of Porter common shares held by (1) Porter’s directors, (2) each of the named executive officers set forth in the Summary Compensation Table and (3) current directors and named executive officers as a group. The information provided in the table is based on Porter’s records, information filed with the SEC, and information provided to Porter, except where otherwise noted. Except for Porter’s two controlling shareholders, each of whom is a director and an executive officer, Porter knows of no other shareholder who beneficially owns 5% or more of the Porter common shares.

Under SEC rules, a person is deemed to beneficially own any shares as to which the entity or individual has the right to acquire within 60 days of October 20, 2009 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Current Percent of Class	If 50% of shares are tendered	If 100% of shares are tendered
Directors
J. Chester Porter(2)	2,910,232	35.0%	32.4%	30.3%
Maria L. Bouvette,(3)	2,598,883	31.2	28.9	27.0
David L. Hawkins(4)	16,455	*	*	*
W. Glenn Hogan(5)	17,408	*	*	*
Sidney L. Monroe(6)	16,694	*	*	*
Stephen A. Williams(7)	13,625	*	*	*

Other Named Executive Officers
David B. Pierce(8)	106,056	1.2	1.1	1.1
C. Bradford Harris(9)	11,489	*	*	*

Named Executive Officers and Directors as a Group	5,690,842	67.1	63.1	59.0

*	Represents beneficial ownership of less than 1%
(1)	A person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power with respect to the security, or has a right to acquire such ownership within 60 days. The business address for these referenced individuals is do Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.
(2)	Includes 4,119 Porter common shares held by a company of which Mr. Porter is the sole owner, and 10,296 Porter common shares that may be acquired pursuant to exercisable stock options.
(3)	Includes 10,296 Porter common shares that may be acquired pursuant to exercisable stock options.
(4)	Includes 1,575 Porter common shares that are held in an individual retirement account, 1,050 Porter common shares that are jointly held with his spouse and 12,600 Porter common shares that may be acquired pursuant to exercisable stock options.
(5)	Includes 5,250 Porter common shares that may be acquired pursuant to exercisable stock options.
(6)	Includes 10,500 Porter common shares that may be acquired pursuant to exercisable stock options.
(7)	Includes 10,500 Porter common shares that may be acquired pursuant to exercisable stock options.
(8)	Includes 1,050 shares that are held by Mr. Pierce as trustee for a living trust and 92,658 Porter common shares that may be acquired pursuant to exercisable stock options.
(9)	Includes 5,250 Porter common shares that may be acquired pursuant to exercisable stock options.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations analyzes the consolidated financial condition and results of operations of Porter Bancorp Inc. and its wholly owned subsidiary, PBI Bank. Porter Bancorp, Inc. is a Louisville, Kentucky-based bank holding company which operates 19 full-service banking offices in twelve counties through its wholly-owned subsidiary, PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio, and Daviess Counties. We also have an office in Lexington, Kentucky, the second largest city in Kentucky. Our markets have experienced annual positive deposit growth rates in recent years with the trend expected to continue for the next few years. The Bank is both a traditional community bank with a wide range of commercial and personal banking products and an innovative online bank which delivers competitive deposit products and services through an on-line banking division operating under the name of Ascencia.

In 2005, we completed a reorganization in which we acquired the minority interests of our three partially owned bank holding companies and consolidated our five subsidiary banks under the common control of our founders into a single bank. In the reorganization, we terminated the elections by our company and our banking subsidiary to be subchapter S corporations for federal income tax purposes. As a subchapter S corporation with two shareholders, we historically paid a substantial portion of our net income as dividends to fund the tax liability our shareholders owed on our income and to provide a return on their investment. Dividends paid in 2005, our last year as a subchapter S corporation, represented 69.4% of our net income. As a C corporation, we now pay federal and state income taxes directly, but our shareholders no longer have to pay taxes on their share of our income, and we have adjusted our dividend policy accordingly. The dividends we have paid in 2006, 2007 and 2008 and may pay in the future are subject to our future earnings, capital requirements, financial condition, future prospects and other factors our board of directors deems relevant.

On September 21, 2006, we completed an initial public offering of 1,550,000 shares of our common stock at an initial public offering price per share of $24.00. The aggregate purchase price of the offering was $37.2 million. The Company sold 1,250,000 newly issued shares of common stock for an aggregate purchase price of $30.0 million, and selling shareholders sold 300,000 shares of common stock for an aggregate purchase price of $7.2 million, for their own accounts. The net proceeds to us were $26.6 million after deducting total expenses of $3.4 million.

On October 1, 2007, we completed the acquisition of Ohio County Bancshares, and its wholly owned subsidiary Kentucky Trust Bank. The aggregate purchase price was $12 million paid in cash and stock. We acquired $120.1 million in assets and $94.5 million in deposits and recorded $5.3 million in goodwill and $3.0 million in core deposit intangibles. This acquisition established our presence in Ohio and Daviess counties and improved our market position in Warren County.

On February 1, 2008, we completed the acquisition of Paramount Bank in Lexington, Kentucky, in a $5 million all cash transaction. We acquired $75 million in assets and $76 million in deposits and recorded goodwill of $6.0 million and $631,000 in core deposit intangibles. This acquisition established our physical presence in Lexington, Kentucky, Fayette County, the second largest market in the state.

We focus on commercial and commercial real estate lending, both in markets where we have banking offices and other growing markets in our region. Commercial, commercial real estate and real estate construction loans accounted for 67.9% of our total loan portfolio as of December 31, 2008, and 69.8% as of December 31, 2007, and contributed significantly to our earnings. Commercial lending generally produces higher yields than residential lending, but requires more rigorous underwriting standards and credit quality monitoring.

Overview

Porter Bancorp, Inc. (NASDAQ: PBIB) is a Louisville, Kentucky-based bank holding company which operates 18 full-service banking offices in 11 counties through its wholly-owned subsidiary, PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio and Daviess Counties. We also have an office in Lexington Kentucky, the second largest city in Kentucky. The Bank is both a traditional community bank with a wide range of commercial and personal banking products, including wealth management and trust services, and an innovative online bank which delivers competitive deposit products and services through an online banking division operating under the name of Ascencia.

For the three and six months ended June 30, 2009, respectively, the Company reported net income of $3.2 million and $6.3 million. This compares with net income of $4.0 million and $7.6 million, respectively, for the same periods of 2008. Net income available to common shareholders for the three and six months ended June 30, 2009 was $2.8 million and $5.3 million, respectively. Net income available to common shareholders was reduced by $481,000 and $963,000 for dividends and accretion on $35 million in preferred stock issued to the United States Treasury. There were no comparable preferred dividends in the second quarter or first six months of 2008. Basic and diluted earnings per common share were $0.31 and $0.61 for the three and six months ended June 30, 2009, respectively, compared with $0.46 and $0.87 for the same periods of 2008.

Significant developments during the quarter and six months ended June 30, 2009 consist of the following:

•

Earnings per common share increased 6.5% to $0.31 in the second quarter of 2009 compared with $0.30 in the first quarter of 2009. The growth in earnings benefited from an increase in net interest income, but was partially offset by a special FDIC assessment of $781,000, that was equivalent to $0.06 per diluted common share, net of tax.

•

Net income was $3.2 million for the three months ended June 30, 2009, compared with $4.0 million for the second quarter of 2008. Earnings per diluted common share were $0.31 in the second quarter of 2009 compared with $0.46 per share in the second quarter of 2008. Net income was $6.3 million for the six months ended June 30, 2009, compared with $7.6 million for the first six months of 2008. Earnings per diluted common share were $0.61 for the first six months of 2009 compared with $0.87 for the same period of 2008. The June 30, 2009, three and six months earnings per common share results included deductions of approximately $0.06 and $0.11, respectively, per common share attributable to dividends and accretion on $35 million in preferred stock issued to the United States Treasury and $0.06 per common share in both periods due to an FDIC special assessment. There were no comparable preferred dividends or FDIC special assessment in the second quarter or first six months of 2008.

•

Net interest margin for the second quarter of 2009 declined to 3.13% compared with 3.29% for the second quarter of 2008. For the first six months of 2009, net interest margin decreased to 3.08% compared with 3.25% for the same period of 2008. However, net interest margin increased 11 basis points to 3.13% in the second quarter of 2009 from 3.02% in the first quarter of 2009.

•

Net interest income increased 7.0% to $12.8 million for the three months ended June 30, 2009, and 6.3% to $24.8 million for the six months ended June 30, 2009, compared with the same quarter and six months of 2008, respectively. Net interest income benefited from an increase in average earning assets of 12.4%, to $1.7 billion for the second quarter of 2009, and 12.8%, to $1.6 million for the first six months of 2009, in comparison to the same quarter and six months of 2008, respectively.

•	Loans grew 1.4% to $1.4 billion, compared with $1.3 billion at June 30, 2008.

•	Deposits increased 7.6% to $1.4 billion compared with $1.3 billion at June 30, 2008.

•	Total assets increased 8.1% to $1.7 billion since the second quarter of 2008, due to growth in loans and the security portfolio.

•

Nonperforming loans declined $5.5 million, or 22.3%, to $19.3 million in the 2009 second quarter compared with the first quarter of 2009. Non-performing assets declined $6.5 million, or 18.3%, to $28.9 million compared with the first quarter of 2009.

•	Porter Bancorp’s stock was added to the Russell 2000 index effective June 2009.

The banking industry continues to experience very difficult times. Porter Bancorp is not immune from these difficulties. Real estate lending remains a core business for the Company, and we expect continued weakening in that sector during the second half of 2009. We have allocated more resources to resolve problem loans while also working with our real estate clients to help them get through these difficult times.

The following discussion and analysis covers the primary factors affecting our performance and financial condition.

Overview of 2008

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other schedules presented elsewhere in the report.

For the year ended December 31, 2008, we reported net income of $14.0 million compared to net income of $14.2 million for the year ended December 31, 2007. Basic and diluted earnings per common share were $1.60 for the year ended December 31, 2008, compared to $1.69 for 2007.

Significant developments for the year ended December 31, 2008 were:

•	Loans grew 10.9% to $1.4 billion compared to $1.2 billion at December 31, 2007.

•	Total assets increased 13.2% to $1.6 billion since the 2007 year-end, fueled by organic loan growth and the acquisition of Paramount Bank.

•	Deposits grew 10.5% to $1.3 billion compared with $1.2 billion at December 31, 2007.

•	Our efficiency continues to outperform our peers at 50.7% for 2008 compared with 47.0% for 2007.

•

Net interest margin declined to 3.20% for 2008 compared to 3.67% for 2007 as our rates earned on loans declined faster than rates we paid on deposits. This is a result of the Federal Reserve’s actions to reduce short-term interest rates during 2008.

•

Provision for loan losses increased $1.4 million, or 32%, in comparison to 2007 as the result of loan growth, an increase in non-performing loans, and increased net loan charge-offs of $3.5 million, or 0.27% of average loans for 2008, compared with $2.1 million, or 0.21% of average loans for 2007.

•

Securities in our investment portfolio are evaluated for other than temporary impairment in accordance with generally accepted accounting principals. During the fourth quarter, we recorded a $471,000 write-down on certain securities with an original cost of $832,000.

•

We completed the acquisition of Paramount Bank in Lexington, Kentucky in a $5 million all cash transaction on February 1, 2008. The acquisition added approximately $75 million in assets and $76 million in deposits, of which approximately $15 million are core demand deposits. This acquisition established our physical presence in Lexington, Fayette County, the second largest market in Kentucky.

•

We completed the sale of our Burkesville branch in November 2008. The transaction allowed us to exit a market not contiguous to our geographical footprint and resulted in a gain of approximately $410,000.

•

We repurchased 18,240 common shares of our common stock at an aggregate price of $300,518 under our $3 million stock repurchase plan in the first quarter 2008. The Company has approximately $2.5 million remaining under the original $3 million authorized by the Board of Directors to purchase additional shares of common stock.

•

Capital was strengthened with the sale of a $9 million subordinated capital note by our bank subsidiary, PBI Bank, on July 1, 2008. The capital note, which qualifies as Tier 2 capital, will provide funding for continued loan growth and maintain the bank’s strong capital position without being dilutive to common shareholders of Porter Bancorp.

•

Capital was further strengthened with the sale of $35 million of preferred stock to the U.S. Treasury Department under the Capital Purchase Program on November 21, 2008. The senior preferred shares pay a cumulative annual dividend rate of 5% for the first five years then will reset to a dividend rate of 9% after five years.

These items are discussed in further detail throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” Section.

Application of Critical Accounting Policies

Our accounting and reporting policies comply with GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses—PBI Bank maintains an allowance for loan losses believed to be sufficient to absorb probable incurred credit losses existing in the loan portfolio, and the senior loan committee evaluates the adequacy of the allowance for loan losses on a quarterly basis. We evaluate the adequacy of the allowance using, among other things, historical loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and current economic conditions. While we evaluate the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial real estate portfolio depend more on credit analysis and recent payment performance. The allowance may be allocated for specific loans or loan categories, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The methodology for allocating the allowance for loan and lease losses takes into account our increase in commercial and consumer lending. We increase the amount of the allowance allocated to commercial loans and consumer loans in response to the growth of the commercial and consumer loan portfolios and management’s recognition of the higher risks and loan losses in these lending areas. We develop allowance estimates based on actual loss experience adjusted for current economic conditions. Allowance estimates are a prudent measurement of the risk in the loan portfolio which we apply to individual loans based on loan type. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, we may be required to materially increase our allowance for loan losses and provision for loan losses, which could adversely affect our results.

Goodwill and Intangible Assets—We test goodwill and intangible assets that have indefinite useful lives for impairment at least annually and more frequently if circumstances indicate their value may not be recoverable. We test goodwill for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value, net of goodwill, exceeds book value, then goodwill is not considered to be impaired. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. Other identifiable intangible assets that are subject to amortization are amortized on an accelerated basis over the years expected to be benefited, which we believe is 10 years. We review these amortizable intangible assets for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value to carrying value. Based on the annual goodwill impairment test as of December 31, 2008, management does not believe any of the goodwill is impaired as of that date. While management believes no impairment existed at December 31, 2008 under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and financial condition or future results of operations.

Stock-based Compensation—We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment (Revised 2004),” on January 1, 2006. Among other things, SFAS No. 123(R) eliminates the ability to account for stock-based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation expense in the income statement based on their fair values on the date of the grant. SFAS No. 123(R) requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. We estimate the fair value of stock options granted at the date of grant using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, such as volatility, risk-free interest rates and dividend pay-out rates.

Valuation of Deferred Tax Asset—We evaluate deferred tax assets quarterly. We will realize this asset to the extent it is profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes we will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact the tax liabilities and resulting provisions for income taxes.

Results of Operations

For the Three Months and Six Months Ended June 30, 2009 and 2008

The following table summarizes components of income and expense and the change in those components for the three months ended June 30, 2009 compared with the same period of 2008:

	For the Three Months Ended June 30,		Change from Prior Period
	2009	2008	Amount	Percent
	(dollars in thousands)
Gross interest income	$23,645	$25,041	$(1,396)	(5.6)%
Gross interest expense	10,832	13,069	(2,237)	(17.1)
Net interest income	12,813	11,972	841	7.0
Provision for credit losses	1,600	750	850	113.3
Non-interest income	1,895	1,788	107	6.0
Non-interest expense	8,228	7,047	1,181	16.8
Net income before taxes	4,880	5,963	(1,083)	(18.2)
Income tax expense	1,635	1,990	(355)	(17.8)
Net income	3,245	3,973	(728)	(18.3)

Net income of $3,245,000 for the three months ended June 30, 2009 decreased $728,000, or 18.3%, from $3,973,000 for the comparable period of 2008. This decrease in earnings was primarily attributable to increased provision for loan losses expense, a special FDIC assessment of $781,000, and recurring FDIC insurance premiums increasing $261,000 from the 2008 second quarter due to amendments made by the FDIC in 2007 to its risk-based deposit premium assessment system. Increased expense was partially offset with increased net interest income and non-interest income. Net interest income benefited from an increase of 12.4% in earning assets from the prior year second quarter, and decreased cost of funds to 2.98% in the 2009 second quarter from 3.94% in the prior year second quarter. The increase in non-interest income was due to gains on sales of loans originated for sale, which were partially offset by lower income from fiduciary activities. Our subsidiary, PBI Bank, began originating residential real estate loans for sale in the secondary market late in the first quarter of 2009. The Bank retains servicing rights for the sold loans.

The following table summarizes components of income and expense and the change in those components for the six months ended June 30, 2009 compared with the same period of 2008:

	For the Six Months Ended June 30,		Change from Prior Period
	2009	2008	Amount	Percent
	(dollars in thousands)
Gross interest income	$47,147	$50,715	$(3,568)	(7.0)%
Gross interest expense	22,367	27,400	(5,033)	(18.4)
Net interest income	24,780	23,315	1,465	6.3
Provision for credit losses	3,200	1,400	1,800	128.6
Non-interest income	3,381	3,606	(225)	(6.2)
Non-interest expense	15,504	14,164	1,340	9.5
Net income before taxes	9,457	11,357	(1,900)	(16.7)
Income tax expense	3,151	3,787	(636)	(16.8)
Net income	6,306	7,570	(1,264)	(16.7)

Net income of $6,306,000 for the six months ended June 30, 2009 decreased $1.3 million, or 16.7%, from $7,570,000 for the comparable period of 2008. This decrease in earnings was primarily attributable to increased provision for loan losses expense, a special FDIC assessment of $781,000, and recurring FDIC insurance premiums increasing $499,000 from the first half of 2008 due to amendments made by the FDIC in 2007 to its risk-based deposit premium assessment system. Increased expense was partially offset with increased net interest income. Net interest income benefited from an increase of 12.8% in earning assets from the first half of 2008, and decreased cost of funds to 3.13% in the first six months of 2009 from 4.20% in the same period of 2008.

Net Interest Income—Our net interest income was $12,813,000 for the three months ended June 30, 2009, an increase of $841,000, or 7.0%, compared with $11,972,000 for the same period in 2008. Net interest spread and margin were 2.76% and 3.13%, respectively, for the second quarter of 2009, compared with 2.91% and 3.29%, respectively, for the second quarter of 2008. Net interest income was $24,780,000 for the six months ended June 30, 2009, an increase of $1,465,000, or 6.3%, compared with $23,315,000 for the same period of 2008. Net interest spread and margin were 2.69% and 3.08%, respectively, for the first six months of 2009, compared with 2.84% and 3.25%, respectively, for the first six months of 2008. Net interest margin increased 11 basis points from our margin of 3.02% in the first quarter of 2009 due primarily to lower cost of funds. Net interest margin decreased 17 basis points from our margin of 3.25% in the first half of 2008 due primarily to earning assets repricing downward more quickly in the falling rate environment than cost of funds. Our balance sheet is asset-sensitive, so our loan yields have responded more rapidly to the Federal Reserve rate cuts than our cost of funds. As a result, if interest rates remain stable, we expect our margin to continue to expand in 2009 based upon our expectations of continued downward liability repricing with limited repricing of assets.

Our yield on earning assets decreased to 5.74% for the second quarter of 2009 compared to 6.85% for the second quarter of 2008. Our cost of funds also decreased to 2.98% for the second quarter of 2009 compared to 3.94% for the second quarter of 2008. Our yield on earning assets declined 122 basis points from 7.04% during the first quarter of 2008 and our cost of funds decreased 107 basis points from 4.20%. Interest rate cuts made by the Federal Reserve over the last year adversely affected our margin as we are asset sensitive. However, liabilities continued to reprice during the first half of 2009 lowering our cost of funds to a greater extent than the downward repricing of assets.

Our average interest-earning assets were $1.6 billion for the six months ended June 30, 2009, compared with $1.5 billion for the six months ended June 30, 2008, a 12.8% increase primarily attributable to growth in loan and securities. Average loans were $1.4 billion for the six months ended June 30, 2009, compared with $1.3 billion for the six months ended June 30, 2008, a 4.8% increase. Average securities were $173 million for the six months ended June 30, 2009, compared with $117 million for the same period of 2008, a 47.8% increase. Our total interest income decreased by 7.0% to $47.1 million for the six months ended June 30, 2009, compared with $50.7 million for the same period in 2008. The change was due to lower yield on interest earning assets resulting from the 175 basis point decrease in prime rate over the last twelve months.

Our average interest-bearing liabilities also increased by 9.8%, to $1.4 billion for the six months ended June 30, 2009, compared with $1.3 billion for the six months ended June 30, 2008. Our total interest expense decreased by 18.4% to $22.4 million for the six months ended June 30, 2009, compared with $27.4 million during the same period in 2008, primarily due to continued repricing of certificates of deposit at maturity at lower interest rates. Our average volume of certificates of deposit increased by 16.2% to $1.1 billion for the six months ended June 30, 2009, compared with $913.9 million for the six months ended June 30, 2008. The average interest rate paid on certificates of deposits decreased to 3.45% for the six months ended June 30, 2009, compared with 4.64% for the six months ended June 30, 2008. The certificate of deposit volume increase reflected organic growth from promotional efforts throughout the period.

Average Balance Sheets

The following table presents the average balance sheets for the three month periods ending June 30, 2009 and 2008, along with the related calculations of tax-equivalent net interest income, net interest margin and net interest spread for the related periods.

	Three Months Ended June 30,
	2009			2008
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables(1)(2)	$1,360,191	$21,102	6.22%	$1,326,996	$23,385	7.09%
Securities
Taxable	152,416	2,141	5.63	94,814	1,192	5.06
Tax-exempt(3)	21,909	223	6.28	20,492	205	6.19
FHLB stock	10,072	112	4.46	9,807	133	5.45
Other equity securities	1,901	11	2.32	4,069	31	3.06
Federal funds sold and other	112,900	56	0.20	19,634	95	1.95

Total interest-earning assets	1,659,389	23,645	5.74%	1,475,812	25,041	6.85%

Less: Allowance for loan losses	(20,581)			(18,409)
Non-interest earning assets	96,058			106,232

Total assets	$1,734,866			$1,563,635

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$1,086,698	$8,869	3.27%	$923,586	$10,060	4.38%
NOW and money market deposits	166,469	517	1.25	186,871	980	2.11
Savings accounts	35,599	82	0.92	35,241	112	1.28
Federal funds purchased and repurchase agreements	10,624	120	4.53	18,011	165	3.68
FHLB advances	123,388	937	3.05	145,419	1,434	3.97
Junior subordinated debentures	34,000	307	3.62	25,000	318	5.12

Total interest-bearing liabilities	1,456,778	10,832	2.98%	1,334,128	13,069	3.94%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	103,102			96,455
Other liabilities	7,818			6,841

Total liabilities	1,567,698			1,437,424
Shareholders’ equity	167,168			126,211

Total liabilities and shareholders’ equity	$1,734,866			$1,563,635

Net interest income		$12,813			$11,972

Net interest spread			2.76%			2.91%

Net interest margin			3.13%			3.29%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

Average Balance Sheets

The following table presents the average balance sheets for the six month periods ending June 30, 2009 and 2008, along with the related calculations of tax-equivalent net interest income, net interest margin and net interest spread for the related periods.

	Six Months Ended June 30,
	2009			2008
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables(1)(2)	$1,360,192	$42,372	6.28%	$1,298,407	$47,177	7.31%
Securities
Taxable	151,204	3,985	5.31	97,930	2,478	5.09
Tax-exempt(3)	21,969	444	6.27	19,263	390	6.26
FHLB stock	10,072	226	4.52	9,744	259	5.35
Other equity securities	1,901	29	3.08	4,260	66	3.12
Federal funds sold and other	95,245	91	0.19	25,324	345	2.74

Total interest-earning assets	1,640,583	47,147	5.82%	1,454,928	50,715	7.04%

Less: Allowance for loan losses	(20,304)			(17,649)
Non-interest earning assets	95,547			101,161

Total assets	$1,715,826			$1,538,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$1,062,412	$18,185	3.45%	$913,930	$21,106	4.64%
NOW and money market deposits	164,867	1,037	1.27	189,502	2,258	2.40
Savings accounts	35,170	164	0.94	33,462	229	1.38
Federal funds purchased and repurchase agreements	10,652	235	4.45	15,734	307	3.92
FHLB advances	132,675	2,086	3.17	133,512	2,757	4.15
Junior subordinated debentures	34,000	660	3.91	25,000	743	5.98

Total interest-bearing liabilities	1,439,776	22,367	3.13%	1,311,140	27,400	4.20%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	101,521			94,762
Other liabilities	8,063			7,421

Total liabilities	1,549,360			1,413,323
Shareholders’ equity	166,466			125,117

Total liabilities and shareholders’ equity	$1,715,826			$1,538,440

Net interest income		$24,780			$23,315

Net interest spread			2.69%			2.84%

Net interest margin			3.08%			3.25%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Three Months Ended June 30, 2009 vs. 2008			Six Months Ended June 30, 2009 vs. 2008
	Increase (decrease) due to change in		Net Change	Increase (decrease) due to change in		Net Change
	Rate	Volume		Rate	Volume
	(in thousands)
Interest-earning assets:
Loan receivables	$(2,856)	$573	$(2,283)	$(6,970)	$2,165	$(4,805)
Securities	183	784	967	134	1,427	1,561
FHLB stock	(25)	4	(21)	(42)	9	(33)
Other equity securities	(6)	(14)	(20)	(1)	(36)	(37)
Federal funds sold and other	(149)	110	(39)	(544)	290	(254)

Total increase (decrease) in interest income	(2,853)	1,457	(1,396)	(7,423)	3,855	(3,568)

Interest-bearing liabilities:
Certificates of deposit and other time deposits	(2,784)	1,593	(1,191)	(6,008)	3,087	(2,921)
NOW and money market accounts	(365)	(98)	(463)	(957)	(264)	(1,221)
Savings accounts	(31)	1	(30)	(76)	11	(65)
Federal funds purchased and repurchased agreements	33	(78)	(45)	36	(108)	(72)
FHLB advances	(300)	(197)	(497)	(654)	(17)	(671)
Junior subordinated debentures	(107)	96	(11)	(303)	220	(83)

Total increase (decrease) in interest expense	(3,554)	1,317	(2,237)	(7,962)	2,929	(5,033)

Increase (decrease) in net interest income	$701	$140	$841	$539	$926	$1,465

Non-Interest Income—The following table presents the major categories of non-interest income for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Service charges on deposit accounts	$788	$902	$1,476	$1,731
Income from fiduciary activities	198	331	418	584
Secondary market brokerage fees	73	106	131	221
Title insurance commissions	44	54	64	94
Gains on sales of loans originated for sale	241	—	241	—
Gains (losses) on sales of investment securities, net	—	(139)	1	(45)
Other	551	534	1,050	1,021

Total non-interest income	$1,895	$1,788	$3,381	$3,606

Non-interest income for the second quarter ended June 30, 2009 increased $107,000, or 6.0%, compared with the second quarter of 2008. For the six months ended June 30, 2009 non-interest income decreased by $225,000 to $3.4 million compared with $3.6 million for same period of 2008. The increase in non-interest income for the second quarter ended June 30, 2009 was primarily due to gains on sales of loans originated for sale, which were partially offset by lower service charges on deposit accounts and lower income from fiduciary activities. Our subsidiary, PBI Bank, began originating residential real estate loans for sale in the secondary market late in the first quarter of 2009. The Bank retained servicing rights for the sold loans. In addition, the loss on sales of securities experienced in the 2008 second quarter was not repeated in the 2009 second quarter. The decrease in non-interest income for the six months ended June 30, 2009 was due to lower service charges on deposit accounts resulting from lower volume in non-sufficient funds transactions, lower secondary market brokerage fees, and lower income from fiduciary activities due to decreased account asset values caused by the downturn in the market. Trust fees are based on account asset values. These decreases were partially offset by gains on sales of loans originated for sale.

Non-interest Expense—The following table presents the major categories of non-interest expense for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Salary and employee benefits	$3,813	$3,892	$7,691	$7,716
Occupancy and equipment	981	904	1,979	1,817
FDIC insurance	503	242	962	463
FDIC special insurance assessment	781	—	781	—
State franchise tax	450	435	900	870
Professional fees	203	172	431	418
Communications	230	188	385	349
Postage and delivery	184	192	368	367
Other real estate owned expense	226	120	353	347
Advertising	125	140	283	301
Office supplies	114	181	218	338
Other	618	581	1,153	1,178

Total non-interest expense	$8,228	$7,047	$15,504	$14,164

Non-interest expense for the second quarter ended June 30, 2009 increased $1.2 million, or 16.8%, compared with the second quarter of 2008. For the six months ended June 30, 2009, non-interest expense increased $1.3 million, or 9.5%, to $15.5 million compared with $14.2 million for the first six months of 2008. The increase in non-interest expense was primarily attributable to FDIC insurance assessments more than doubling following amendments made by the FDIC in 2007 to its risk-based deposit premium assessment system and to a special assessment of $781,000 assessed in the 2009 second quarter and payable September 30, 2009. Without this special assessment our efficiency ratio for the first six months of 2009 would have been 52.28%, an improvement from our ratio of 52.53% in the same period of 2008.

Income Tax Expense—Income tax expense was $1.6 million, or 33.5% of pre-tax income, for the second quarter ended June 30, 2009, and $3.2 million, or 33.3% of pre-tax income, for the first six months of 2009, compared with $2.0 million, or 33.4% of pre-tax income, for the second quarter of 2008, and $3.8 million, or 33.3% or pre-tax income, for the first six months of 2008.

For the Years Ended December 31, 2008 and 2009

The following table summarizes components of income and expense and the change in those components for 2008 compared with 2007:

	For the Years Ended December 31,		Change from Prior Period
	2008	2007	Amount	Percent
	(dollars in thousands)
Gross interest income	$100,107	$91,800	$8,307	9.0%
Gross interest expense	52,881	49,404	3,477	7.0
Net interest income	47,226	42,396	4,830	11.4
Provision for credit losses	5,400	4,025	1,375	34.2
Non-interest income	7,475	5,449	2,026	37.2
Gains (losses) on sale of securities, net	(136)	107	(243)	(227.1)
Other than temporary impairment on securities	(471)	—	(471)	(100.0)
Non-interest expense	27,757	22,474	5,283	23.5
Net income before taxes	20,937	21,453	(516)	(2.4)
Income tax expense	6,927	7,224	(297)	(4.1)
Net income	14,010	14,229	(219)	(1.5)

Net income of $14.0 million for the year ended December 31, 2008 decreased $219,000, or 1.5%, from $14.2 million for 2007. This decrease in earnings was primarily attributable to increased provision for loan losses expense. Provision for loan losses expense increased $1.4 million, or 34.2%, in comparison to 2007 as a result of our loan growth, an increase in non-performing loans, and increased net loan charge-offs of $3.5 million, or 0.27% of average loans for 2008, compared with $2.1 million, or 0.21% of average loans for 2007. Non-interest income increased $2.0 million, or 37.2%, in comparison to 2007 primarily as a result of increased service charges on deposit accounts, income from fiduciary activities originating from the trust operation acquired with Kentucky Trust Bank, and the gain on sale of our Burkesville branch. These increases were partially offset by reduced gains on sales of investment securities and other than temporary impairment write-downs on investment securities. Non-interest expense increased $5.3 million, or 23.5%, in comparison to 2007 as a result of increased salary and benefits expense and an increase in occupancy and equipment expense primarily related to the Kentucky Trust Bank acquisition. In addition, FDIC insurance premiums rose significantly due to amendments made by the FDIC in 2007 to its risk-based deposit premium assessment systems.

The following table summarizes components of income and expense and the change in those components for 2007 compared with 2006:

	For the Years Ended December 31,		Change from Prior Period
	2007	2006	Amount	Percent
	(dollars in thousands)
Gross interest income	$91,800	$72,863	$18,937	26.0%
Gross interest expense	49,404	35,622	13,782	38.7
Net interest income	42,396	37,241	5,155	13.8
Provision for credit losses	4,025	1,405	2,620	186.5
Non-interest income	5,449	5,146	303	5.9
Gain on sale of securities	107	50	57	114.0
Non-interest expense	22,474	19,785	2,689	13.6
Net income before taxes	21,453	21,247	206	1.0
Income tax expense	7,224	6,908	316	4.6
Net income	14,229	14,339	(110)	(0.8)

Net income of $14.2 million for the year ended December 31, 2007 decreased $110,000, or 0.8%, from $14.3 million for 2006. This decrease in earnings was primarily attributable to increased provision for loan losses expense. Provision for loan losses expense increased $2.6 million, or 186.5%, in comparison to 2006 as a result of our substantial loan growth coupled with net loan charge-offs of $2.1 million, or 0.21% of average loans for 2007, compared with $770,000, or 0.09% of average loans for 2006. Non-interest income increased $303,000, or 5.9%, in comparison to 2006 primarily as a result of increased service charges on deposit accounts and income from fiduciary activities originating from the trust operation acquired with Kentucky Trust Bank. These increases were partially offset by reduced gains on sales of residential real estate loans resulting from our decision to move to a brokerage model and reduced gains on sales of government guaranteed loans which are cyclical in nature. Non-interest expense increased $2.7 million, or 13.6%, in comparison to 2006 as a result of increased salary and benefits expense and an increase in occupancy and equipment expense primarily related to the Kentucky Trust Bank acquisition. In addition, other real estate owned expense increased due to higher costs related to foreclosing on nonperforming collateral, and collecting amounts due.

Net Interest Income—Our net interest income was $47.2 million for the year ended December 31, 2008, an increase of $4.8 million, or 11.4%, compared with $42.4 million for the same period in 2007. Net interest spread and margin were 2.79% and 3.20%, respectively, for 2008, compared with 3.11% and 3.67%, respectively, for 2007. The increase in net interest income was primarily the result of higher loan volume, but was partially offset by the reduction in net interest margin due to short-term pressure from the Federal Reserve’s actions to reduce short-term interest rates during 2008. The increase of $305.0 million in average loans for 2008, compared to the same period in 2007, was due to the acquisitions of Kentucky Trust Bank and Paramount Bank, and organic growth in our loan portfolio.

Our average interest-earning assets were $1.5 billion for 2008, compared with $1.2 billion for 2007, a 28.1% increase primarily attributable to loan growth and the Kentucky Trust Bank and Paramount Bank acquisitions. Average loans were $1.3 billion for 2008, compared with $1.0 billion for 2007, a 30% increase. Our total interest income increased 9.0% to $100.1 million for 2008, compared with $91.8 million for 2007. The change was due primarily to higher loan volume.

Our average interest-bearing liabilities also increased by 30.6% to $1.3 billion for 2008, compared with $1.0 billion for 2007. Our total interest expense increased by 7.0% to $52.9 million for 2008, compared with $49.4 million during 2007, due primarily to increases in the volume of certificates of deposit and FHLB advances. Our average volume of certificates of deposit increased 27.8% to $946.5 million for 2008, compared with $740.7 million for 2007. The average interest rate paid on certificates of deposits decreased to 4.31% for 2008, compared with 5.09% for 2007. Our average volume of FHLB advances increased 100.6% to $139.0 million for 2008, compared with $69.3 million for 2007. The average interest rate paid on FHLB advances decreased to 4.02% for 2008, compared with 4.71% for 2007. The decrease in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at lower interest rates, and decreased rates on FHLB advances.

Our net interest income was $42.4 million for the year ended December 31, 2007, an increase of $5.2 million, or 13.8%, compared with $37.2 million for the same period in 2006. Net interest spread and margin were 3.11% and 3.67%, respectively, for 2007, compared with 3.50% and 3.97%, respectively, for 2006. The increase in net interest income was primarily the result of higher loan volume, but was partially offset by the reduction in net interest margin due to the use of promotional pricing on loans and deposits to gain market share in new markets as well as short-term pressure from the Federal reserve’s actions to reduce short-term interest rates during the second half of 2007. The increase of $205.4 million in average loans for 2007, compared to the same period in 2006, was due to the acquisition of Kentucky Trust Bank and organic growth in our loan portfolio.

Our average interest-earning assets were $1.2 billion for 2007, compared with $946.3 million for 2006, a 23.0% increase primarily attributable to loan growth and the Kentucky Trust Bank acquisition. Average loans were $1.0 billion for 2007, compared with $814.2 million for 2006, a 25.2% increase. Our total interest income increased 26.0% to $91.8 million for 2007, compared with $72.9 million for 2006. The change was due primarily to higher loan volume.

Our average interest-bearing liabilities also increased by 22.2% to $1.0 billion for 2007, compared with $839.6 million for 2006. Our total interest expense increased by 38.7% to $49.4 million for 2007, compared with $35.6 million during 2006, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit. Our average volume of certificates of deposit increased 16.7% to $740.7 million for 2007, compared with $634.9 million for 2006. The average interest rate paid on certificates of deposits increased to 5.09% for 2007, compared with 4.40% for 2006. The increase in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at higher interest rates. Certificate of deposit volume increases also reflect increased interest rates.

Average Balance Sheets

The following table sets forth the average daily balances, the interest earned or paid on such amounts, and the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented.

	For the Years Ended December 31,
	2008			2007
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loans receivables(1)(2)
Real estate	$1,164,892	$81,125	6.96%	$892,104	$73,667	8.26%
Commercial	102,726	7,238	7.05	80,795	6,727	8.33
Consumer	38,786	3,637	9.38	31,453	2,969	9.44
Agriculture	15,555	1,181	7.59	14,187	1,262	8.90
Other	2,699	36	1.33	1,089	56	5.14
U.S. Treasury and agencies	11,000	482	4.38	21,529	927	4.31
Mortgage-backed securities	76,227	3,828	5.02	59,507	3,016	5.07
State and political subdivision securities(3)	20,272	818	6.21	16,578	684	6.35
State and political subdivision securities	2,455	133	5.42	2,458	133	5.41
Corporate bonds	6,499	382	5.88	2,259	143	6.33
FHLB stock	9,876	518	5.25	9,155	604	6.60
Other debt securities	704	46	6.53	217	23	10.60
Other equity securities	3,474	112	3.22	3,911	163	4.17
Federal funds sold	21,138	405	1.92	26,575	1,331	5.01
Interest-bearing deposits in other financial institutions	14,853	166	1.12	2,031	95	4.68

Total interest-earning assets	1,491,156	100,107	6.74%	1,163,848	91,800	7.92%
Less: Allowance for loan losses	(18,087)			(14,130)
Non-interest-earning assets	99,530			71,931

Total assets	$1,572,599			$1,221,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Certificates of deposit and other time deposits	$946,477	$40,811	4.31%	$740,693	$37,711	5.09%
NOW and money market deposits	176,812	3,822	2.16	157,645	5,800	3.68
Savings accounts	33,969	440	1.30	25,766	371	1.44
Federal funds purchased and repurchase agreements	14,045	555	3.95	7,858	337	4.29
FHLB advances	138,954	5,589	4.02	69,276	3,260	4.71
Junior subordinated debentures	29,525	1,664	5.64	25,000	1,924	7.70
Other borrowing	—	—	—	14	1	7.14

Total interest-bearing liabilities	1,339,782	52,881	3.95%	1,026,252	49,404	4.81%
Non-interest-bearing liabilities
Non-interest-bearing deposits	93,356			73,183
Other liabilities	7,755			7,417

Total liabilities	1,440,893			1,106,852
Shareholders’ equity	131,706			114,797

Total liabilities and shareholders’ equity	$1,572,599			$1,221,649

Net interest income		$47,226			$42,396

Net interest spread			2.79%			3.11%

Net interest margin			3.20%			3.67%

Ratio of average interest-earning assets to average interest-bearing liabilities			111.30%			113.41%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

	For the Years Ended December 31,
	2007			2006
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loans receivables(1)(2)
Real estate	$892,104	$73,667	8.26%	$715,074	$58,359	8.16%
Commercial	80,795	6,727	8.33	55,047	4,483	8.14
Consumer	31,453	2,969	9.44	29,955	2,743	9.16
Agriculture	14,187	1,262	8.90	12,878	1,142	8.87
Other	1,089	56	5.14	1,248	59	4.73
U.S. Treasury and agencies	21,529	927	4.31	19,630	746	3.80
Mortgage-backed securities	59,507	3,016	5.07	56,197	2,606	4.64
State and political subdivision securities(3)	16,578	684	6.35	16,789	703	6.44
State and political subdivision securities	2,458	133	5.41	836	46	5.50
Corporate bonds	2,259	143	6.33	2,374	155	6.53
FHLB stock	9,155	604	6.60	8,661	504	5.82
Other debt securities	217	23	10.60	—	—	—
Other equity securities	3,911	163	4.17	3,442	155	4.50
Federal funds sold	26,575	1,331	5.01	18,629	887	4.76
Interest-bearing deposits in other financial institutions	2,031	95	4.68	5,568	275	4.94

Total interest-earning assets	1,163,848	91,800	7.92%	946,328	72,863	7.74%
Less: Allowance for loan losses	(14,130)			(12,695)
Non-interest-earning assets	71,931			61,385

Total assets	$1,221,649			$995,018

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Certificates of deposit and other time deposits	$740,693	$37,711	5.09%	$634,919	$27,940	4.40%
NOW and money market deposits	157,645	5,800	3.68	87,267	2,060	2.36
Savings accounts	25,766	371	1.44	23,455	211	0.90
Federal funds purchased and repurchase agreements	7,858	337	4.29	3,816	153	4.01
FHLB advances	69,276	3,260	4.71	57,847	2,710	4.68
Junior subordinated debentures	25,000	1,924	7.70	25,000	2,117	8.47
Other borrowing	14	1	7.14	7,329	431	5.88

Total interest-bearing liabilities	1,026,252	49,404	4.81%	839,633	35,622	4.24%
Non-interest-bearing liabilities
Non-interest-bearing deposits	73,183			64,778
Other liabilities	7,417			7,179

Total liabilities	1,106,852			911,590
Shareholders’ equity	114,797			83,428

Total liabilities and shareholders’ equity	$1,221,649			$995,018

Net interest income		$42,396			$37,241

Net interest spread			3.11%			3.50%

Net interest margin			3.67%			3.97%

Ratio of average interest-earning assets to average interest-bearing liabilities			113.41%			112.71%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

Rate/Volume Analysis

The table below sets forth information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Year Ended December 31, 2008 vs. 2007			Year Ended December 31, 2007 vs. 2006
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(in thousands)
Interest-earning assets:
Loan receivables	$(14,236)	$22,772	$8,536	$844	$17,051	$17,895
U.S. Treasury and agencies	16	(461)	(445)	105	76	181
Mortgage-backed securities	(28)	840	812	251	159	410
State and political subdivision securities	(20)	154	134	7	61	68
Corporate bonds	(11)	250	239	(5)	(7)	(12)
FHLB stock	(131)	45	(86)	70	30	100
Other debt securities	(12)	35	23	—	23	23
Other equity securities	(34)	(17)	(51)	(11)	19	8
Federal funds sold	(696)	(230)	(926)	48	396	444
Interest-bearing deposits in other financial institutions	(121)	192	71	(14)	(166)	(180)

Total increase (decrease) in interest income	(15,273)	23,580	8,307	1,295	17,642	18,937

Interest-bearing liabilities:
Certificates of deposit and other time deposits	(6,343)	9,443	3,100	4,740	5,031	9,771
NOW and money market accounts	(2,617)	639	(1,978)	1,531	2,209	3,740
Savings accounts	(40)	109	69	137	23	160
Federal funds purchased and repurchase agreements	(28)	246	218	12	172	184
FHLB advances	(534)	2,863	2,329	12	538	550
Junior subordinated debentures	(570)	310	(260)	(193)	—	(193)
Other borrowings	—	(1)	(1)	119	(549)	(430)

Total increase (decrease) in interest expense	(10,132)	13,609	3,477	6,358	7,424	13,782

Increase (decrease) in net interest income	$(5,141)	$9,971	$4,830	$(5,063)	$10,218	$5,155

Non-Interest Income—The following table presents for the periods indicated the major categories of non-interest income:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Service charges on deposit accounts	$3,424	$2,760	$2,537
Income from fiduciary activities	1,079	206	—
Secondary market brokerage fees	365	296	353
Title insurance commissions	157	186	137
Gains on sales of loans originated for sale	—	—	284
Gains (losses) on sales of investment securities, net	(136)	107	50
Other than temporary impairment on securities	(471)	—	—
Gain on sale of branch	410	—	—
Other	2,040	2,001	1,835

Total non-interest income	$6,868	$5,556	$5,196

Non-interest income increased by $1.3 million to $6.9 million for 2008 compared with $5.6 million for 2007. Our non-interest income increased due to increased service charges on deposit accounts of $664,000, or 24.1%, attributable to the acquisitions of Paramount Bank in 2008 and Kentucky Trust Bank in 2007, increased income from fiduciary activities of $873,000 arising from the trust operation acquired with Kentucky Trust Bank, and gain of $410,000 on the sale of our Burkesville branch. These increases were partially offset by decreased gains on sales of investment securities and the $471,000 write-down of other than temporary impairment of financial market sector equity securities with an original cost of $832,000. Gains on sales of investment securities decreased $243,000, or 227.1%, to a net loss of $136,000 for 2008 compared with a net gain of $107,000 for 2007.

Non-interest income increased by $360,000 to $5.6 million for 2007 compared with $5.2 million for 2006. Our non-interest income increased due to increased service charges on deposit accounts of $223,000, or 8.8%, attributable to the acquisition of Kentucky Trust Bank in 2007 and a change in product fee structures during the second half of 2006 making certain products more competitive, income from fiduciary activities of $206,000 arising from the trust operation acquired with Kentucky Trust Bank, and increased gains on sales of investment securities. These increases were partially offset by decreased income from gains on sales of government guaranteed loans, gains on sales of loans originated for sale, and secondary market brokerage fees. Gains on sales of loans originated for sale to the secondary market decreased as the result of management’s decision to exit the business of originating home loans for sale. We are now concentrating on brokering long-term home loans to the secondary market through our mortgage division. Secondary market brokerage fees decreased $57,000, or 16.1%, to $296,000 for 2007 compared to $353,000 for 2006 due to lower consumer loan demand.

Non-interest Expense—The following table presents the major categories of non-interest expense:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Salary and employee benefits	$14,792	$12,470	$11,432
Occupancy and equipment	3,587	2,727	2,474
State franchise tax	1,740	1,336	1,074
FDIC insurance	1,051	298	98
Other real estate owned expense	881	833	249
Professional fees	787	829	622
Postage and delivery	748	546	508
Communications	711	466	511
Office supplies	569	474	462
Advertising	463	544	645
Loss on early extinguishment of debt	—	—	280
Other	2,428	1,951	1,430

Total non-interest expense	$27,757	$22,474	$19,785

Non-interest expense for the year ended December 31, 2008 of $27.8 million represented a 23.5% increase from $22.5 million for the same period last year. Salaries and employee benefits are the largest component of non-interest expense. This expense increased $2.3 million, or 18.6%, in comparison with the same period of 2007 as a result of cost of living wage increases, and the addition of staff from the Paramount and Kentucky Trust Bank acquisitions.

Occupancy expense increased $860,000, or 31.5%, to $3.6 million in 2008 from $2.7 million in 2007 to support the addition of a new office opened in 2008 and the acquisitions of Paramount and Kentucky Trust Bank. State franchise taxes are based primarily on average capital levels. These taxes increased 30.2% from 2007 to 2008 as our capital grew. State franchise tax increased $404,000 to $1.7 million in 2008 from $1.3 million in

2007. FDIC insurance premiums rose significantly in 2008 due to amendments made by the FDIC in 2007 to its risk-based deposit premium assessment system and because we no longer had the deposit insurance credits which were used during the first nine months of 2007 thereby reducing deposit insurance payments in fiscal year 2007. FDIC insurance increased $753,000 to $1.1 million in 2008 from $298,000 in 2007. On February 27, 2009, the FDIC adopted an interim rule, with request for comment, which would institute a one-time special assessment of 20 cents per $100 of domestic deposits on FDIC insured institutions. If approved, PBI Bank estimates that the assessment would total approximately $2.8 million. The assessment would be payable on September 30, 2009.

Other real estate owned expense increased $48,000, or 5.8%, to $881,000 in 2008 from $833,000 in 2007 due to higher costs related to foreclosing on nonperforming credits, repossessing collateral, and collecting amounts due. Postage and delivery expense increased $202,000, or 37.0%, to $748,000 in 2008 from $546,000 in 2007 as account statement mailings increased due to the Paramount and Kentucky Trust Bank acquisitions. Expenses also increased for communications from $466,000 in 2007 to $711,000 in 2008 due to additional costs related to communication lines with new and acquired branches. Office supplies increased $95,000 to $569,000 in 2008 from $474,000 in 2007 due to higher costs related to increased staff from the Paramount and Kentucky Trust Bank acquisitions.

Non-interest expense increases were partially offset by decreases in professional fees and advertising expense. Professional fees decreased $42,000, or 5.1%, to $787,000 in 2008 from $829,000 in 2007 due to lower data processing fees. Data processing operations of Kentucky Trust Bank were merged with our Data Center in the first quarter of 2008. Advertising expenses decreased $81,000, or 14.9%, to $463,000 in 2008 from $544,000 in 2007. We decreased spending on media advertising in 2008 to focus more on internal programs designed to grow accounts through increased customer service and in-house marketing efforts.

Non-interest expense for the year ended December 31, 2007 of $22.5 million represented a 13.6% increase from $19.8 million for the same period last year. Salaries and employee benefits are the largest component of non-interest expense. This expense increased $1.0 million, or 9.1%, in comparison with the same period of 2006 as a result of performance bonuses and cost of living wage increases, and the addition of staff from the Kentucky Trust Bank acquisition.

Occupancy expense increased $253,000, or 10.2%, to $2.7 million in 2007 from $2.5 million in 2006 to support the addition of new offices opened in 2007 and the acquisition of Kentucky Trust Bank. Professional fees increased $207,000, or 33.3%, to $829,000 in 2007 from $622,000 in 2006 as services related to shareholder and investor communications increased as we were a public company for all of 2007 in comparison to slightly more than one quarter in 2006. State franchise tax increased $262,000 to $1.3 million in 2007 from $1.1 million in 2006. State franchise taxes are based primarily on average capital levels. These taxes increased 24.4% from 2006 to 2007 as our capital grew. Expenses also increased for other real estate owned from $249,000 in 2006 to $833,000 in 2007 due to higher costs related to foreclosing on nonperforming credits, repossessing collateral, and collecting amounts due.

Non-interest expense increases were partially offset by decreases in advertising and communications expense. Advertising expenses decreased $101,000 or 15.7% to $544,000 in 2007 from $645,000 in 2006. We increased our spending on advertising in 2006 in connection with branding the bank’s new name, PBI Bank, Inc. Communication expense decreased $45,000 or 8.8% to $466,000 in 2007 from $511,000 in 2006 due to our negotiation of lower usage rates with our primary connectivity provider.

Income Tax Expense—Income tax expense was $6.9 million for 2008 compared with $7.2 million for 2007. Our statutory federal tax rate was 35% in both 2008 and 2007. Our effective federal tax rate decreased to 33.1% in 2008 from 33.7% in 2007, as the percentage of our tax exempt income to total income increased.

Income tax expense was $7.2 million for 2007 compared with $6.9 million for 2006. Our statutory federal tax rate was 35% in both 2007 and 2006. Our effective federal tax rate increased to 33.7% in 2007 from 32.5% in 2006.

Liquidity

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of depositors and borrowers, as well as our operating cash needs, are met, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also includes ensuring cash flow needs are met at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity and establishes minimum liquidity requirements in compliance with regulatory guidance. The liquidity position is continually monitored and reviewed by our Asset Liability Committee.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal pay-downs on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2008 and the first six months of 2009, PBI Bank utilized brokered and wholesale deposits to supplement its funding strategy. At June 30, 2009, these deposits totaled $54.2 million. PBI Bank also secured federal funds borrowing lines from major correspondent banks totaling $46.5 million on an unsecured basis and an additional $25 million on a secured basis.

Traditionally, PBI Bank has utilized borrowings from the FHLB to supplement our funding requirements. At June 30, 2009, the Bank had an unused borrowing capacity with the FHLB of $90.8 million. Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on common stock, if and when declared by the board of directors, and to service debt. The main sources of funding include dividends paid by PBI Bank, management fees received from PBI Bank and affiliated banks and financing obtained in the capital markets.

Capital

Shareholders’ equity increased $1.9 million to $166.1 million at June 30, 2009 compared with $164.2 million at December 31, 2008. The increase was due to net income earned during the first six months of 2009 reduced by dividends declared on common stock and dividends paid on 5% cumulative preferred stock. Both the Company and PBI Bank qualified as well capitalized under regulatory guidelines at June 30, 2009.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization’s overall safety and soundness.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for Porter Bancorp, Inc. and PBI Bank at the dates indicated:

			June 30, 2009		December 31, 2008
	Regulatory Minimums	Well-Capitalized Minimums	Porter Bancorp	PBI Bank	Porter Bancorp	PBI Bank
Tier I capital	4.0%	6.0%	11.98%	10.36%	12.13%	10.06%
Total risk-based capital	8.0	10.0	13.89	12.27	14.05	11.99
Tier I leverage ratio	4.0	5.0	9.62	8.30	10.10	8.37

Analysis of Financial Condition—As of and for the Years Ended June 30, 2009

Analysis of Financial Condition

Total assets increased $62.0 million, or 3.8%, to $1.7 billion at June 30, 2009 from $1.6 billion at December 31, 2008. This increase was primarily attributable to increases of $46.2 million in cash and due from banks and $10.7 million in net loans from organic growth. Total assets at June 30, 2009 increased $128 million from $1.6 billion at June 30, 2008, representing an 8.1% increase.

Loans Receivable—Loans receivable increased $11.7 million, or 0.9%, during the six months ended June 30, 2009 to $1.4 billion. Our commercial, commercial real estate and real estate construction portfolios decreased by an aggregate of $2.2 million, or 0.2%, during the six months and comprised 67.2% of the total loan portfolio at June 30, 2009.

Loan Portfolio Composition—The following table presents a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio. Except for commercial real estate, construction real estate and residential real estate, there is no concentration of loans in any industry exceeding 10% of total loans.

	As of June 30, 2009		As of December 31, 2008
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$491,160	36.07%	$454,634	33.68%
Construction	332,608	24.42	371,301	27.50
Residential	359,029	26.37	342,835	25.39
Home equity	32,275	2.37	33,249	2.46
Commercial	90,899	6.67	90,978	6.74
Consumer	36,903	2.71	37,783	2.80
Agriculture	16,100	1.18	16,181	1.20
Other	2,871	0.21	3,145	0.23

Total loans	$1,361,845	100.00%	$1,350,106	100.00%

Non-Performing Assets—Non-performing assets consist of loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets.

The following table sets forth information with respect to non-performing assets as of June 30, 2009 and December 31, 2008.

	June 30, 2009	December 31, 2008
	(dollars in thousands)
Loans past due 90 days or more still on accrual	$8,405	$11,598
Non-accrual loans	10,872	9,725

Total non-performing loans	19,277	21,323
Real estate acquired through foreclosure	9,551	7,839
Other repossessed assets	80	96

Total non-performing assets	$28,908	$29,258

Non-performing loans to total loans	1.42%	1.58%

Non-performing assets to total assets	1.69%	1.78%

Nonperforming loans at June 30, 2009 were $19.3 million, or 1.42% of total loans, compared with $12.9 million, or 0.96% of total loans, at June 30, 2008, and $21.3 million, or 1.58% of total loans at December 31, 2008. The decrease of $2.0 million in non-performing loans from December 31, 2008 to June 30, 2009 is primarily attributable to the normal progression of troubled loans through workout, collateral repossession and ultimate disposition. At June 30, 2009, we had restructured loans totaling $8.4 million, compared with $13.6 million at December 31, 2008, with borrowers who experienced deterioration in financial condition. These loans are secured by 1 to 4 residential or commercial real estate properties. Management believes these loans are well secured and the borrowers have the ability to repay the loans in accordance with the renegotiated terms.

Foreclosed properties at June 30, 2009 were $9.6 million compared with $6.6 million at June 30, 2008 and $7.8 million at December 31, 2008. The increase in foreclosed properties from year-end 2008 reflects the normal progression of troubled loans through workout, collateral repossession and ultimate disposition. We value foreclosed properties at fair value less costs to sell when acquired and expect to liquidate these properties to recover our investment in the due course of business.

Allowance for Loan Losses—The allowance for loan losses is based on management’s continuing review and risk evaluation of individual loans, loss experience, current economic conditions, risk characteristics of various categories of loans and such other factors that, in management’s judgment, require current recognition in estimating loan losses.

Management has established loan grading procedures that result in specific allowance allocations for any estimated inherent risk of loss. For loans not individually graded, a general allowance allocation is computed using factors developed over time based on actual loss experience. The specific and general allocations plus consideration of qualitative factors represent management’s best estimate of probable losses contained in the loan portfolio at the evaluation date. Although the allowance for loan losses is comprised of specific and general allocations, the entire allowance is available to absorb any credit losses.

Our loan loss reserve, as a percentage of total loans at June 30, 2009, increased to 1.52% from 1.35% at June 30, 2008, and increased from 1.46% at December 31, 2008. Provision for loan losses increased $850,000 to $1.6 million for the second quarter of 2009 compared with the second quarter of 2008. Provision for loan losses increased $1.8 million to $3.2 million for the six months ended June 30, 2009, compared with $1.4 million for the same six months of 2008. The increase in provision expense was primarily due to growth in our loan portfolio coupled with the increase in net charge-offs between periods. Net loan charge-offs for the second quarter of 2009 were $1.2 million, or 0.09% of total loans, compared with $684,000, or 0.05%, for the second quarter of 2008, and $881,000, or 0.06%, for the first quarter of 2009. Net loan charge-offs for the six months ended June 30, 2008 were $2.1 million, or 0.16% of average loans, compared with $1.03 million, or 0.08%, for the first six months of 2008. Our allowance for loan losses to nonperforming loans increased to 107.59% at June 30, 2009, compared to 92.16% at December 31, 2008, but decreased in comparison with 140.66% at June 30, 2008.

We have assessed these loans for collectability and considered, among other things, the borrower’s ability to repay, the value of the underlying collateral, and other market conditions to ensure the allowance for loan losses is adequate to absorb probable incurred losses.

An analysis of changes in allowance for loan losses and selected ratios for the three and six month periods ended June 30, 2009 and 2008 follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(dollars in thousands)
Balance at beginning of period	$20,371	$18,067	$19,652	$16,342
Acquired in bank acquisition	—	—	—	1,420
Provision for loan losses	1,600	750	3,200	1,400
Recoveries	69	114	171	188
Charge-offs	(1,300)	(798)	(2,283)	(1,217)

Balance at end of period	$20,740	$18,133	$20,740	$18,133

Allowance for loan losses to period-end loans	1.52%	1.35%	1.52%	1.35%

Net charge-offs to average loans	0.09%	0.05%	0.16%	0.08%

Allowance for loan losses to non-performing loans	107.59%	140.66%	107.59%	140.66%

Liabilities—Total liabilities at June 30, 2009 were $1.54 billion compared with $1.48 billion at December 31, 2008, an increase of $60.0 million, or 4.0%. The increase was primarily attributable to an increase in deposits of $75.6 million, or 5.9%, at June 30, 2009 to $1.4 billion from $1.3 billion at December 31, 2008. The increase in deposits was in both time deposits and transactional accounts from promotional efforts throughout the period.

Federal Home Loan Bank advances decreased $16.4 million, or 11.5%, to $126.4 million from $142.8 million at December 31, 2008. These advances are used from time to time to fund asset growth and manage interest rate risk in accordance with our asset/liability management strategies.

Deposits are our primary source of funds. The following table sets forth the average daily balances and weighted average rates paid for our deposits for the periods indicated:

	For the Six Months Ended June 30, 2009		For the Year Ended December 31, 2008
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand	$101,521	—	$93,356	—
Interest checking	77,408	0.87%	92,496	1.71%
Money market	87,459	1.62	84,316	2.66
Savings	35,170	0.94	33,969	1.30
Certificates of deposit	1,062,412	3.45	946,477	4.31

Total deposits	$1,363,970	2.87%	$1,250,614	3.60%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Six Months Ended June 30, 2009		For the Year Ended December 31, 2008
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Less than $100,000	$613,392	3.46%	$607,420	4.28%
$100,000 or more	449,020	3.44%	339,057	4.36%

Total	$1,062,412	3.45%	$946,477	4.31%

The following table shows at June 30, 2009 and December 31, 2008 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	As of June 30, 2009	As of December 31, 2008
	(in thousands)
Three months or less	$162,600	$88,133
Three months through six months	139,036	142,760
Six months through twelve months	117,102	120,165
Over twelve months	44,308	59,273

Total	$463,046	$410,331

Analysis of Financial Condition—As of and for the Years Ended December 31, 2008 and 2007

Total assets at December 31, 2008 were $1.65 billion compared with $1.46 billion at December 31, 2007, an increase of $191.8 million or 13.2%. This increase was primarily attributable to an increase of $129.1 million in net loans from organic loan growth and the acquisition of Paramount Bank. We also had an increase of $45.0 million in securities available for sale.

Total assets at December 31, 2007 increased to $1.46 billion compared with $1.05 billion at December 31, 2006, an increase of $405.0 million or 38.5%. This increase was primarily attributable to an increase of $359.8 million in net loans from organic loan growth and the acquisition of Kentucky Trust Bank. We also had an increase of $32.9 million in securities available for sale.

Loans Receivable—Loans receivable increased $132.4 million or 10.9% during the year ended December 31, 2008 to $1.4 billion. Our commercial, commercial real estate, and real estate construction portfolios increased by an aggregate of $67.4 million or 7.9% during 2008 and comprised 67.9% of the total loan portfolio at December 31, 2008.

Loans receivable increased $363.3 million or 42.5% to $1.2 billion at December 31, 2007 compared with $854.4 million at December 31, 2006. Our commercial, commercial real estate, and real estate construction portfolios increased $254.0 million, or 42.7%, to $849.5 million at December 31, 2007. At December 31, 2007, these loans comprised 69.8% of the total loan portfolio compared with 69.7% of the loan portfolio at December 31, 2006.

Loan Portfolio Composition—The following table presents a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio and other than the categories noted, there is no concentration of loans in any industry exceeding 10% of total loans.

	As of December 31,
	2008		2007
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$454,634	33.68%	$422,405	34.69%
Construction	371,301	27.50	318,462	26.15
Residential	342,835	25.39	288,703	23.71
Home equity	33,249	2.46	25,382	2.08
Commercial	90,978	6.74	108,619	8.92
Consumer	37,783	2.80	38,061	3.13
Agriculture	16,181	1.20	14,855	1.22
Other	3,145	0.23	1,211	0.10

Total loans	$1,350,106	100.00%	$1,217,698	100.00%

	As of December 31,
	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$324,354	37.96%	$305,099	38.52%	$306,980	41.81%
Construction	211,973	24.81	190,080	24.00	142,359	19.39
Residential	195,591	22.89	177,683	22.44	169,529	23.09
Home equity	19,099	2.24	22,707	2.87	19,662	2.68
Commercial	59,113	6.92	50,626	6.39	48,152	6.56
Consumer	29,709	3.48	30,808	3.89	34,353	4.68
Agriculture	13,436	1.57	13,625	1.72	11,700	1.59
Other	1,092	0.13	1,323	0.17	1,446	0.20

Total loans	$854,367	100.00%	$791,951	100.00%	$734,181	100.00%

Our lending activities are subject to a variety of lending limits imposed by state and federal law. PBI Bank’s secured legal lending limit to a single borrower was approximately $31.1 million at December 31, 2008.

At December 31, 2008, we had twelve loan relationships with aggregate extensions of credit in excess of $10 million. These loans are performing as agreed and we believe they are adequately collateralized.

As of December 31, 2008, we had $21.4 million of participations in real estate loans purchased from, and $108.3 million of participations in real estate loans sold to, other banks. As of December 31, 2007, we had $31.8 million of participations in real estate loans purchased from, and $98.1 million of participations in real estate loans sold to, other banks.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our

president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of approximately 36.0% and his brother, William G. Porter, owns an interest of approximately 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. These entities are not consolidated in the financial statements of the Company. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,000 monthly fee from The Peoples Bank, Taylorsville and a $2,000 monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2008, we had $6.0 million of participations in real estate loans purchased from, and $23.7 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2007, we had $6.8 million of participations in real estate loans purchased from, and $17.3 million of participations in real estate loans sold to, these affiliate banks.

Loan Maturity Schedule—The following table sets forth information at December 31, 2008, regarding the dollar amount of loans, net of deferred loan fees, maturing in the loan portfolio based on their contractual terms to maturity:

	As of December 31, 2008
	Maturing Within One Year	Maturing 1 through 5 Years	Maturing Over 5 Years	Total Loans
	(dollars in thousands)
Loans with fixed rates:
Real estate:
Commercial	$55,950	$173,747	$14,986	$244,683
Construction	43,996	29,702	7,201	80,899
Residential	39,275	154,689	64,932	258,896
Home equity	49	151	70	270
Commercial	14,823	25,074	891	40,788
Consumer	8,367	23,201	2,692	34,260
Agriculture	6,261	3,892	126	10,279
Other	602	201	—	803

Total fixed rate loans	$169,323	$410,657	$90,898	$670,878

Loans with floating rates:
Real estate:
Commercial	$82,619	$77,364	$49,968	$209,951
Construction	192,616	95,297	2,489	290,402
Residential	34,098	21,160	28,681	83,939
Home equity	632	5,511	26,836	32,979
Commercial	30,283	10,485	9,422	50,190
Consumer	1,913	988	622	3,523
Agriculture	4,021	1,333	548	5,902
Other	1,877	416	49	2,342

Total floating rate loans	$348,059	$212,554	$118,615	$679,228

Non-Performing Assets—Non-performing assets consist of certain restructured loans for which interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets. Loans, including impaired loans, are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent. Loans are reviewed on a regular basis and normal collection procedures are implemented when a borrower fails to make a required payment on a loan. If the delinquency on a mortgage loan exceeds 90 days and is not cured through normal collection procedures or an acceptable arrangement is not worked out with the borrower, we institute measures to remedy the default, including commencing a foreclosure action. Consumer loans generally are charged off when a loan is deemed uncollectible by management and any available collateral has been disposed of. Commercial business and real estate loan delinquencies are handled on an individual basis by management with the advice of legal counsel.

Interest income on loans is recognized on the accrual basis except for those loans placed on non-accrual status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful, which typically occurs after the loan becomes 90 days delinquent. When interest accrual is discontinued, existing accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. New and used automobile, motorcycle and all terrain vehicles acquired as a result of foreclosure are classified as repossessed assets until they are sold. When such property is acquired it is recorded at its fair market value less costs to sell. Any write-down of the property at the time of acquisition is charged to the allowance for loan losses. Subsequent gains and losses are included in non-interest expense.

The following table sets forth information with respect to non-performing assets as of the dates indicated:

	As of December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Past due 90 days or more still on accrual	$11,598	$2,145	$2,010	$1,969	$1,329
Loans on non-accrual status	9,725	10,524	6,930	5,045	4,279

Total non-performing loans	21,323	12,669	8,940	7,014	5,608
Real estate acquired through foreclosure	7,839	4,309	2,415	1,781	1,667
Other repossessed assets	96	30	9	1	27

Total non-performing assets	$29,258	$17,008	$11,364	$8,796	$7,302

Non-performing loans to total loans	1.58%	1.04%	1.05%	0.89%	0.76%
Non-performing assets to total assets	1.78%	1.17%	1.08%	0.89%	0.82%

Interest income that would have been earned on non-performing loans was $601,000, $586,000 and $437,000 for the years ended December 31, 2008, 2007 and 2006 respectively. Interest income recognized on accruing non-performing loans was $181,000, $140,000, and $34,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008 we had restructured loans totaling $13.6 million with borrowers who experienced deterioration in financial condition. These loans are secured by 1-4 residential or commercial real estate properties. Management believes these loans are well secured and the borrowers have the ability to repay the loans in accordance with the renegotiated terms.

Loans more than 90 days past due increased $9.5 million from December 31, 2007 to December 31, 2008, and non-accrual loans decreased $799,000 from December 31, 2007 to December 31, 2008. The increase in loans more than 90 days past due was primarily attributable to commercial real estate loans and residential construction loan. Management believes these loans are well secured and has begun the appropriate collection actions to resolve them. Management believes it has established adequate loan loss reserves for these credits.

Allowance for Loan Losses—The allowance for loan losses is based on management’s continuing review and evaluation of individual loans, loss experience, current economic conditions, risk characteristics of various categories of loans and such other factors that, in management’s judgment, require current recognition in estimating loan losses.

The following table sets forth an analysis of loan loss experience as of and for the periods indicated:

	As of December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Balances at beginning of period	$16,342	$12,832	$12,197	$10,261	$8,094

Loans charged-off:
Real estate	2,711	1,777	467	1,411	253
Commercial	347	299	132	1,117	495
Consumer	749	267	436	519	552
Agriculture	27	31	1	—	—
Other	—	—	—	37	14

Total charge-offs	3,834	2,374	1,036	3,084	1,314

Recoveries:
Real estate	145	84	59	246	22
Commercial	85	54	121	222	38
Consumer	85	88	83	100	55
Agriculture	8	8	3	—	—
Other	—	—	—	—	1

Total recoveries	323	234	266	568	116

Net charge-offs	3,511	2,140	770	2,516	1,198

Provision for loan losses	5,400	4,025	1,405	3,645	2,533
Balance acquired in bank acquisition	1,421	1,625	—	807	832

Balance at end of period	19,652	16,342	12,832	$12,197	$10,261

Allowance for loan losses to total loans	1.46%	1.34%	1.50%	1.54%	1.40%
Net charge-offs to average loans outstanding	0.27%	0.21%	0.09%	0.32%	0.18%
Allowance for loan losses to total non-performing loans	92.16%	128.99%	143.53%	173.90%	187.97%

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses in comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific allowance is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting By Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures.” When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management’s current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated allowance calculations described below. Changes in specific reserves from period to period are the result of changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

The allowance for loan losses represents management’s estimate of the amount necessary to provide for known and inherent losses in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy in comparison with peer institutions.

We make specific allowances for each impaired loan based on its type and classification as discussed above. At year-end 2008, our allowance for loan losses to total non-performing loans decreased to 92.16% from 128.99% at year-end 2007. The decline in this metric between periods is directly attributable to the increases in loans past due 90 days or more and still accruing and loans on non-accrual status. We have assessed these loans for collectability and considered, among other things, the borrower’s ability to repay, the value of the underlying collateral, and other market conditions to ensure that the allowance for loan losses is adequate to absorb probable incurred losses. We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, management considers factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. Based on these factors we apply estimated percentages to the various categories of loans, not including any loan that has a specific allowance allocated to it, based on our historical experience, portfolio trends and economic and industry trends. This information is used by management to set the general reserve portion of the allowance for loan losses at a level it deems prudent.

Our emphasis on continued growth of our loan portfolio through the origination of construction, commercial mortgage and 1-4 family residential loans has been one of the more significant factors we have taken into account in evaluating the general portion of our allowance for loan losses.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. The unallocated portion of our allowance for loan losses as a percentage of the total allowance has remained consistent over the periods presented. As of December 31, 2008 and 2007, the unallocated portions of the allowance for loan losses were $742,000, or 3.8% of the total allowance, and $543,000, or 3.3% of the total allowance, respectively.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses.

This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. We increased the allowance for loan losses as a percentage of loans outstanding to 1.46% at December 31, 2008 from 1.34% at December 31, 2007. The level of the allowance is based on estimates and the ultimate losses may vary from these estimates.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans categorized as watch list loans show warning elements where the present status exhibits one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses.

In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s repayment history and the current delinquent status. As a result of this process, loans are categorized as special mention, substandard or doubtful.

Loans classified as “special mention” do not have all of the characteristics of substandard or doubtful loans. They have one or more deficiencies which warrant special attention and which corrective action, such as accelerated collection practices, may remedy.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Once a loan is deemed impaired or uncollectible as contractually agreed, the loan is charged-off either partially or in-full against the allowance for loan losses, based upon the expected future cash flows discounted at the loan’s effective interest rate, or the fair value of collateral with respect to collateral-based loans.

As of December 31, 2008, we had $84.1 million of loans classified as substandard, $10,000 classified as doubtful, $49.4 million classified as special mention and none classified as loss. This compares with $33.0 million of loans classified as substandard, $590,000 classified as doubtful, $9.8 million classified as special mention and none classified as loss as of December 31, 2007. The $51.1 million increase in loans classified as substandard is primarily attributable to the downgrade of credits displaying financial weakness indicated by inconsistent payments. Factors affecting each credit are specific to the borrowers business or related to macro economic events and we continue to monitor these credits regularly. As of December 31, 2008 we had specific allocations of $7.6 million in the allowance for loan losses related to these classified loans. This compares to specific allocations of $4.5 million in the allowance for loan losses related to classified loan at December 31, 2007.

We recorded a provision for loan losses of $5.4 million for the year ended December 31, 2008, compared with $4.0 million for 2007 and $1.4 million for 2006. The total allowance for loan losses was $19.7 million or 1.46% of total loans at December 31, 2008, compared with $16.3 million or 1.34% of total loans at December 31, 2007, and $12.8 million or 1.50% of total loans at December 31, 2006. The increased allowance is primarily due to the increase in our loan portfolio of $132.4 million from December 31, 2007 to December 31, 2008, the increase of $8.6 million in non-performing loans to $21.3 million at December 31, 2008 from $12.7 million at December 31, 2007, and increased loan charge-offs. Net charge-offs were $3.5 million for the year ended December 31, 2008 compared with $2.1 million for 2007 and $770,000 for 2006. We acquired a banking office in 2008 and a financial institution in 2007, and applied generally accepted accounting principles in connection with these acquisitions. More specifically, we applied the provisions of Statement of Position 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” to the 2008 and 2007 transactions. We identified no substantial loan or homogenous group of loans having evidence of deterioration of credit quality as defined by the statement. As a result, the existing allowance for loan loss in the amount of $1.4 million and $1.6 million, respectively, were recorded as of the dates of acquisition.

The following table depicts management’s allocation of the allowance for loan losses by loan type. Allowance funding and allocation is based on management’s current evaluation of risk in each category, economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors and management’s assumptions are subject to change, the allocation is not necessarily predictive of future portfolio performance. The allocation is made by analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,
	2008		2007
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$6,770	33.68%	$6,606	34.69%
Residential	2,271	27.85	1,580	25.79
Construction	5,907	27.50	3,653	26.15
Commercial	1,623	6.74	1,655	8.92
Consumer	603	2.80	574	3.13
Other	1,736	1.43	1,731	1.32
Unallocated	742	—	543	—

Total	$19,652	100.00%	$16,342	100.00%

	As of December 31,
	2006		2005		2004
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$6,519	37.96%	$5,529	38.52%	$4,215	41.81%
Residential	1,103	25.13	1,194	25.31	843	25.77
Construction	2,000	24.81	1,950	24.00	1,652	19.39
Commercial	896	6.92	1,020	6.39	1,230	6.56
Consumer	460	3.48	563	3.89	549	4.68
Other	1,245	1.70	1,373	1.89	1,216	1.79
Unallocated	609	—	568	—	556	—

Total	$12,832	100.00%	$12,197	100.00%	$10,261	100.00%

Investment Securities—The securities portfolio serves as a source of liquidity and earnings and contributes to the management of interest rate risk. We have the authority to invest in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, certificates of deposit at insured savings and loans and banks, bankers’ acceptances and federal funds. We may also invest a portion of our assets in certain commercial paper and corporate debt securities. We are also authorized to invest in mutual funds and stocks whose assets conform to the investments that we are authorized to make directly. The investment portfolio increased by $45.0 million, or 35.2%, to $173.1 million at December 31, 2008 compared with $128.0 million at December 31, 2007. We focused new investments in 2008 primarily in the mortgage-backed securities category.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. There were no securities classified as held-to-maturity at either period end.

	December 31, 2008				December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities available-for-sale
U.S. Treasury and agencies	$2,938	$22	$—	$2,960	$27,163	$200	$(32)	$27,331
Mortgage-backed	136,946	1,293	(612)	137,627	69,364	377	(363)	69,378
State and municipal	24,493	330	(415)	24,408	19,958	277	(72)	20,163
Corporate	6,489	39	(451)	6,077	6,508	34	(120)	6,422
Other debt	704	—	—	704	704	—	—	704
Equity	1,900	28	(627)	1,301	4,461	568	(991)	4,038

Total	$173,470	$1,712	$(2,105)	$173,077	$128,158	$1,456	$(1,578)	$128,036

The following table sets forth the scheduled maturities, fair values and weighted-average yields for our securities held at December 31, 2008:

	Due Within One Year			After Five Years But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agencies	$1,731	3.60%	$1,229	$—	—%	$—	—%	$2,960	4.60%
Mortgage-backed	54	4.60	2,056	25,204	4.15	110,313	6.19	137,627	5.08
State and municipal	25	3.54	1,813	10,713	5.40	11,857	6.12	24,408	5.94
Corporate bonds	—	—	1,263	4,814	5.77	—	—	6,077	5.88
Other debt	—	—	—	—	—	704	6.50	704	6.50

Total	$1,810	3.63%	$6,361	$40,731	4.68%	$122,874	6.18%	$171,776	5.16%

Equity								1,301

Total								$173,077

Average yields in the table above were calculated on a tax equivalent basis using a federal income tax rate of 35%. Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages. These securities are issued by federal agencies such as Government National Mortgage Association (“Ginnie Mae”), Fannie Mae and Freddie Mac as well as non-agency or private company issuers. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest. Cash flows from agency backed mortgage-backed securities are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities that are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, those securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be shortened. If interest rates begin to fall, prepayments will increase. Non-agency and private issuer mortgage-backed securities do not carry a government guarantee. We limit our purchases of these securities to bank qualified issues with high credit ratings. We regularly monitor the performance and credit ratings of these securities and evaluate these securities, as we do all of our securities, for other than temporary impairment on a quarterly basis. At December 31, 2008, 80.2% of the mortgage-backed securities we held had contractual final maturities of more than ten years with a weighted average life of 19.5 years.

The Company held 44 equity securities at December 31, 2008. Of these securities, 12 had an unrealized loss of $315,000 and had been in an unrealized loss position for less than twelve months and 14 had an unrealized loss of $312,000 and had been in an unrealized loss position for more than 12 months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management currently intends to hold all securities with unrealized losses until recovery, which for fixed income securities may be at maturity. During the fourth quarter, we recorded an other than temporary impairment charge totaling $471,000 for equity securities held in our portfolio with an original cost of $832,000. The market prices of the stocks had been below our initial investment for more than twelve months and after consideration of the companies financial conditions and the likelihood the market value would recover to our cost basis in a reasonable period of time, the investment was written down to fair value. As of December 31, 2008, management does not believe any of the remaining equity securities in our portfolio with unrealized losses should be classified as other than temporarily impaired.

Deposits—We attract both short-term and long-term deposits from the general public by offering a wide range of deposit accounts and interest rates. In recent years we have been required by market conditions to rely increasingly on short to mid-term certificate accounts and other deposit alternatives, including brokered and wholesale deposits, that are more responsive to market interest rates. We use forecasts based on interest rate risk simulations to assist management in monitoring our use of certificates of deposit and other deposit products as funding sources and the impact of their use on interest income and net interest margin in various rate environments.

We primarily rely on our banking office network to attract and retain deposits in our local markets and leverage our online Ascencia division to attract out-of-market deposits. Market interest rates and rates on deposit products offered by competing financial institutions can significantly affect our ability to attract and retain deposits. During 2008, total deposits increased $122.0 million compared with 2007. During 2007, total deposits increased by $304.7 million compared with 2006. The increase in deposits for 2008 was primarily in certificates of deposit balances and non-interest bearing demand accounts. The 2007 increase was primarily in money market accounts and certificate of deposit balances.

To evaluate our funding needs in light of deposit trends resulting from continually changing conditions, management and board committees evaluate simulated performance reports that forecast changes in margins along with other pertinent economic data. We continue to offer attractively priced deposit products along our product line to allow us to retain deposit customers and reduce interest rate risk during various rising and falling rate cycles.

We offer savings accounts, NOW accounts, money market accounts and fixed rate certificates with varying maturities. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. Our management adjusts interest rates, maturity terms, service fees and withdrawal penalties on our deposit products periodically. The variety of deposit products allows us to compete more effectively in obtaining funds and to respond with more flexibility to the flow of funds away from depository institutions into outside investment alternatives. However, our ability to attract and maintain deposits and the costs of these funds has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the average daily balances and weighted average rates paid for our deposits for the periods indicated:

	For the Years Ended December 31,
	2008		2007		2006
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand	$93,356		$73,183		$64,778
Interest Checking	92,496	1.71%	60,600	2.05%	51,127	1.60%
Money Market	84,316	2.66	97,045	4.69	36,140	3.43
Savings	33,969	1.30	25,766	1.44	23,455	0.90
Certificates of Deposit	946,477	4.31	740,693	5.09	634,919	4.40

Total Deposits	$1,250,614		$997,287		$810,419

Weighted Average Rate		3.60%		4.40%		3.73%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Years Ended December 31,
	2008		2007		2006
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Certificates of Deposit
Less than $100,000	$607,420	4.28%	$529,114	5.04%	$473,813	4.36%
$100,000 or more	339,057	4.36	211,579	5.22	161,106	4.53

Total	$946,477	4.31%	$740,693	5.09%	$634,919	4.40%

The following table shows at December 31, 2008 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	Amount
(dollars in thousands)
Three months or less	$88,133
Three months through six months	142,760
Six months through twelve months	120,165
Over twelve months	59,273

Total	$410,331

We strive to maintain competitive pricing on our deposit products which we believe allows us to retain a substantial percentage of our customers when their time deposits mature.

Borrowing—Deposits are the primary source of funds for our lending and investment activities and for our general business purposes. We can also use advances (borrowings) from the FHLB of Cincinnati to supplement our pool of lendable funds, meet deposit withdrawal requirements and manage the terms of our liabilities. Advances from the FHLB are secured by our stock in the FHLB, certain commercial real estate loans and substantially all of our first mortgage residential loans. At December 31, 2008 we had $142.8 million in advances outstanding from the FHLB and the capacity to increase our borrowings an additional $67.0 million. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings banks and other member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided that we meet certain standards related to creditworthiness.

The following table sets forth information about our FHLB advances as of and for the periods indicated:

	December 31,
	2008	2007	2006
	(dollars in thousands)
Average balance outstanding	$138,954	$69,276	$57,847
Maximum amount outstanding at any month-end during the period	146,021	121,767	77,680
End of period balance	142,776	121,767	47,562
Weighted average interest rate:
At end of period	3.31%	4.58%	4.69%
During the period	4.02%	4.71%	4.68%

Subordinated Capital Note—At December 31, 2008 our bank subsidiary, PBI Bank, had a subordinated capital note outstanding in the amount of $9 million. The note is unsecured, bears interest at the BBA three-month LIBOR floating rate plus 300 basis points, and qualifies as Tier 2 capital. Interest only is due quarterly through September 30, 2010, at which time quarterly principal payments of $225,000 plus interest will commence. The note is due July 1, 2020. At December 31, 2008, the interest rate on this note was 4.44%.

Junior Subordinated Debentures—At December 31, 2008, we had four issues of junior subordinated debentures outstanding totaling $25.0 million as shown in the table below.

Description	Liquidation Amount Trust Preferred Securities	Issuance Date	Optional Prepayment Date(2)	Interest Rate(1)	Junior Subordinated Debt and Investment in Trust	Maturity Date
	(dollars in thousands)				(dollars in thousands)
Porter Statutory Trust II	$5,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	$5,155	2/13/2034
Porter Statutory Trust III	3,000	4/15/2004	6/17/2009	3-month LIBOR + 2.79%	3,093	4/15/2034
Porter Statutory Trust IV	14,000	12/14/2006	3/1/2012	3-month LIBOR + 1.67%	14,434	3/1/2037
Asencia Statutory Trust I	3,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	3,093	2/13/2034

	$25,000				$25,775

(1)	As of December 31, 2008 the 3-month LIBOR was 1.42%.
(2)	The debentures are callable approximately five years after the issuance date at their principal amount plus accrued interest.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures, which mature February 13, 2034, April 15, 2034, and March 1, 2037 are redeemable before the maturity date at our option on or after March 17, 2009, June 17, 2009, and March 1, 2012, respectively, at their principal amount plus accrued interest. We have the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters. If we defer these interest payments, we would be prohibited from paying dividends on our common stock.

The trust preferred securities issued by our subsidiary trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve Board adopted final rules that continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, no more than 25% of our Tier I capital can consist of trust preferred securities and qualifying perpetual preferred stock. To the extent the amount of our trust preferred securities exceeds the 25% limit, the excess is includable in Tier 2 capital. The new quantitative limits will be fully effective March 31, 2009. As of December 31, 2008, Porter Bancorp’s trust preferred securities totaled 15.4% of its Tier 1 capital.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30 year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital. In addition, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year before maturity.

Liquidity

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that we meet the cash flow requirements of depositors and borrowers, as well as our operating cash needs, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also involves ensuring that we meet our cash flow needs at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. Our Asset Liability Committee continually monitors and reviews our liquidity position.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal pay-downs on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2008 and 2007 we utilized brokered and wholesale deposits to supplement our funding strategy. At December 31, 2008, these deposits totaled $103.3 million. We also secured federal funds borrowing lines from major correspondent banks totaling $46.5 million on an unsecured basis and an additional $25.0 million on a secured basis.

Traditionally, we have borrowed from the FHLB to supplement our funding requirements. At December 31, 2008, we had an unused borrowing capacity with the FHLB of $67.0 million. Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on common stock, if and when declared by the board of directors, and to service debt. The main sources of funding include dividends paid by PBI Bank, management fees received from PBI Bank and affiliated banks and financing obtained in the capital markets.

Capital

Shareholders’ equity increased $41.9 million to $164.2 million at December 31, 2008 compared with $122.3 million at December 31, 2007. The increase was primarily due to the sale of $35 million of preferred stock to the U.S. Treasury Department under the Capital Purchase Program. We issued senior preferred shares to the U.S. Treasury that pay a cumulative annual dividend of 5% for the first five years and 9% thereafter. Additionally, the increase in shareholders’ equity was due to net income earned during 2008 reduced by dividends declared on common stock. Both our company and PBI Bank qualified as well capitalized under regulatory guidelines at December 31, 2008.

Kentucky banking laws limit the amount of dividends that may be paid to a holding company by its subsidiary banks without prior approval. These laws limit the amount of dividends that may be paid in any calendar year to current year’s net income, as defined in the laws, combined with the retained net income of the preceding two years, less any dividends declared during those periods. At December 31, 2008, without prior approval, PBI Bank had approximately $33.9 million of retained earnings that could be used to pay dividends.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. At December 31, 2008, Porter Bancorp’s and PBI Bank’s ratios of Tier 1 capital and total capital to risk-adjusted assets, and leverage ratios exceeded the minimum regulatory requirements and the minimum requirements for well capitalized institutions.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for Porter Bancorp and PBI Bank at December 31, 2008:

			December 31, 2008
	Regulatory Minimums	Well-Capitalized Minimums	Porter Bancorp	PBI Bank
Tier 1 capital	4.0%	6.0%	12.13%	10.06%
Total risk-based capital	8.0	10.0	14.05	11.99
Tier 1 leverage ratio	4.0	5.0	10.10	8.37

Off Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding standby letters of credit and commitments to extend credit as of December 31, 2008 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect our actual future cash funding requirements:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(dollars in thousands)
Commitments to extend credit	$66,852	$42,654	$15,329	$24,800	$149,635
Standby letters of credit	9,369	467	—	—	9,836

Total	$76,221	$43,121	$15,329	$24,800	$159,471

Standby Letters of Credit—Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Commitments to Extend Credit—We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2008:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(dollars in thousands)
Time deposits	$866,053	$133,240	$13,364	$194	$1,012,851
FHLB advances(1)	76,595	45,000	5,000	—	126,595
FHLB borrowing(2)	3,174	4,781	2,983	5,243	16,181
Subordinated capital note	—	1,350	1,800	5,850	9,000
Junior subordinated debentures	—	—	—	25,000	25,000

Total	$945,822	$184,371	$23,147	$36,287	$1,189,627

(1)	Includes single maturity fixed rate advances with rates ranging from 0.99% to 6.38%, averaging 3.26%.
(2)	Fixed rate mortgage-matched borrowing with rates ranging from 0% to 9.10%, and maturities ranging from 2009 through 2035, averaging 3.74%.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

We have an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on our loans and investments, the value of these assets decreases or increases respectively.

Quantitative and Qualitative Disclosures about Market Risk

To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, we manage our exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by our Asset Liability Committee (“ALCO”). The ALCO, which is comprised of senior management representatives, has the responsibility for approving and ensuring compliance with asset/liability management policies. Interest rate risk is the exposure to adverse changes in the net interest income as a result of market fluctuations in interest rates. The ALCO, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. Management considers interest rate risk to be our most significant market risk.

We utilize an earnings simulation model to analyze net interest income sensitivity. We then evaluate potential changes in market interest rates and their subsequent effects on net interest income. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis points. While short-term interest rates are very low at present, we believe our 100 and 200 basis points scenarios remain appropriate in both rates up and rates down scenarios given that prime rate was 3.25% at year-end 2008. Assumptions based on the historical behavior of our deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

The Company’s interest sensitivity profile was asset sensitive at June 30, 2009, and December 31, 2008. Given an instantaneous 100 basis point decrease in rates that was sustained for 12 months, base net interest income would decrease by an estimated 3.1% at June 30, 2009 compared with a decrease of 7.6% at December 31, 2008. Given a 100 basis point increase in interest rates, base net interest income would increase by an estimated 2.5% at June 30, 2009, compared with an increase of 5.1% at December 31, 2008 and is within the risk tolerance parameters of our risk management policy.

The following table indicates the estimated impact on net interest income under various interest rate scenarios for the twelve months following June 30, 2009, as calculated using the static shock model approach:

	Change in Future Net Interest Income
	Dollar Change	Percentage Change
	(dollars in thousands)
+ 200 basis points	$2,788	4.96%
+ 100 basis points	1,398	2.49
- 100 basis points	(1,752)	(3.11)
- 200 basis points	(4,650)	(8.27)

The following table indicates the estimated impact on net interest income under various interest rate scenarios for the year ended December 31, 2008, as calculated using the static shock model approach:

	Change in Future Net Interest Income
	Dollar Change	Percentage Change
	(dollars in thousands)
+ 200 basis points	$4,477	9.30%
+ 100 basis points	2,469	5.13
- 100 basis points	(3,650)	(7.58)
- 200 basis points	(7,687)	(15.97)

We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

Our interest sensitivity at any point in time will be affected by a number of factors. These factors include the mix of interest sensitive assets and liabilities as well as their relative pricing schedules. It is also influenced by market interest rates, deposit growth, loan growth, decay rates and prepayment speed assumptions.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008 which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The projected repricing of assets and liabilities anticipates prepayments and scheduled rate adjustments, as well as contractual maturities under an interest rate unchanged scenario within the selected time intervals. While we believe such assumptions are reasonable, we cannot assure you that assumed repricing rates will approximate our actual future activity.

	Volume Subject to Repricing Within
	0–90 Days	91–181 Days	182–365 Days	1–5 Years	Over 5 Years	Non- Interest Sensitive	Total
	(dollars in thousands)
Assets:
Federal funds sold and short-term investments	$37,589	$—	$—	$—	$—	—	$37,589
Interest-bearing deposits with banks	—	—	600	—	—	—	600
Investment securities	13,011	9,762	16,849	80,659	50,791	2,005	173,077
FHLB stock	10,072	—	—	—	—	—	10,072
Loans, net of allowance	837,099	110,414	142,496	250,515	9,582	(19,652)	1,330,454
Fixed and other assets	—	—	—	—	—	96,065	96,065

Total assets	$897,771	$120,176	$159,945	$331,174	$60,373	$78,418	$1,647,857

Liabilities and Shareholders’ Equity
Interest-bearing checking, savings, and money market accounts	$182,758	$—	$—	$—	$—	$—	$182,758
Certificates of deposit	225,519	347,398	290,688	147,658	1,588	—	1,012,851
Borrowed funds	99,594	609	12,541	68,040	6,076	—	186,860
Other liabilities	—	—	—	—	—	101,175	101,175
Shareholders’ equity	—	—	—	—	—	164,213	164,213

Total liabilities and shareholders’ equity	$507,871	$348,007	$303,229	$215,698	$7,664	$265,388	$1,647,857

Period gap	$389,900	$(227,831)	$(143,284)	$115,476	$52,709

Cumulative gap	$389,900	$162,069	$18,785	$134,261	$186,970

Period gap to total assets	23.66%	(13.83)%	(8.70)%	7.01%	3.20%

Cumulative gap to total assets	23.66%	9.84%	1.14%	8.15%	11.35%

Cumulative interest-earning assets to cumulative interest-bearing liabilities	176.77%	118.94%	101.62%	109.77%	113.52%

Our one-year cumulative gap position as of December 31, 2008 was positive $18.8 million or 1.1% of assets. This is a one-day position that is continually changing and is not necessarily indicative of our position at any other time. Any gap analysis has inherent shortcomings because certain assets and liabilities may not move proportionally as interest rates change.

CITIZENS FIRST CORPORATION

Business

Citizens First Corporation was incorporated in Kentucky on December 24, 1975 for the purpose of conducting business as an investment club, and is headquartered in Bowling Green, Kentucky. In late 1998 and early 1999, CZFC received regulatory approval to become a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), through its organization and ownership of its subsidiary, Citizens First Bank, Inc (the “Bank”). CZFC, through the Bank, is now involved in the banking business, primarily serving customers in the Kentucky counties of Barren, Hart, Simpson and Warren. As of December 31, 2008 the Company and the Bank had 118 employees (107 full-time equivalent employees).

In November 2006, CZFC acquired Kentucky Banking Centers, Inc. (“KBC”), a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for a cash purchase price of $18.7 million. CZFC funded the purchase price through a combination of the sale of common stock and trust preferred securities. Following the closing of the acquisition, CZFC merged KBC into the Bank and the former offices of KBC became branch offices of the Bank.

Lending Activities

General. CZFC offers a variety of loans, including real estate, construction, commercial and consumer loans to individuals and small to mid-size businesses that are located in or conduct a substantial portion of their business in our market area. CZFC’s underwriting standards vary for each type of loan, as described below. At December 31, 2008, CZFC had total loans of $271.7 million, representing 76.5% of our total assets.

Commercial Loans. CZFC makes commercial loans primarily to small and medium-sized businesses. At December 31, 2008, CZFC’s commercial loans had an average size of $91,000 and the largest loan was $3.0 million. These loans are secured and unsecured and are made available for general operating inventory and accounts receivables, as well as any other purposes considered appropriate. CZFC will generally look to a borrower’s business operations as the principal source of repayment, but will also require, when appropriate, security interests in personal property and personal guarantees. In addition, the majority of CZFC commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and other assets of the commercial borrower. At December 31, 2008, commercial loans amounted to $79.2 million, or 29.2%, of our total loan portfolio, excluding for these purposes commercial loans secured by real estate which are included in the commercial real estate category.

Commercial Real Estate Loans. CZFC originates and maintains a significant amount of commercial real estate loans. At December 31, 2008, CZFC’s commercial real estate loans had an average size of $189,000 and the largest loan was $4.2 million. This lending involves loans secured by multi-family residential units, income-producing properties and owner-occupied commercial properties. Loan amounts generally conform to the regulatory loan-to-value guidelines and amortizations match the economic life of the collateral, with a maximum amortization schedule of 20 years. Loans secured by commercial real estate are generally subject to a maximum term of 20 years. At December 31, 2008, total commercial real estate loans amounted to $104.0 million, or 38.3% of our loan portfolio.

Residential Real Estate Loans. CZFC originates residential mortgage loans with either fixed or variable interest rates to borrowers to purchase and refinance one-to-four family properties. At December 31, 2008, CZFC’s residential real estate loans had an average size of $56,000 and the largest loan was $2.8 million. CZFC also offers home equity loans which are secured by prior liens on the subject residence. Except for home equity loans and lines of credit, substantially all of CZFC’s residential real estate loans are secured by a first lien on the real estate. Loans secured by residential real estate with variable interest rates will have a maximum term and amortization schedule of 30 years. Except for five-year fixed rate residential mortgage loans, CZFC sells to the secondary market all of our residential fixed-rate mortgage loans, thereby reducing our interest rate risk and credit risk. Loans secured by vacant land are generally subject to a maximum term of five years and a maximum amortization schedule of five years. At December 31, 2008, total residential real estate loans amounted to $74.0 million, or 27.2% of our loan portfolio.

CZFC provides long-term conventional real estate loans through its mortgage loan division, which underwrites loans that are purchased by unaffiliated third party brokers in the secondary market. CZFC receives fees in connection with the origination of mortgage loans, with these fees aggregating $278,000 and $341,000 for the years ending December 31, 2008 and 2007, respectively. CZFC does not retain servicing rights with respect to the secondary market residential mortgage loans that it originates.

Consumer. CZFC makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. At December 31, 2008, CZFC’s consumer loans had an average size of $7,000, and the largest loan was $175,000. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower’s continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. CZFC emphasizes the amount of the down payment, credit quality and history, employment stability and monthly income. These loans are expected generally to be repaid on a monthly repayment schedule with the payment amount tied to the borrower’s periodic income. CZFC states that it believes that the generally higher yields earned on consumer loans help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base. At December 31, 2008, total CZFC consumer loans amounted to $14.4 million, or 5.3% of its loan portfolio.

Loan Underwriting and Approval. CZFC states that it seeks to make sound, high quality loans while recognizing that lending money involves a degree of business risk. CZFC’s loan policies are designed to assist it in managing this business risk. These policies provide a general framework for CZFC’s loan operations while recognizing that not all risk activities and procedures can be anticipated. CZFC’s loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of our Executive Vice President, Credit Administration or our President where appropriate.

Deposit Services

CZFC’s principal source of funds is core deposits. CZFC offers a range of deposit products and services consistent with the goal of attracting a wide variety of customers, including small- to medium-sized businesses. CZFC actively pursues business checking accounts by offering competitive rates, telephone banking and other convenient services to its business customers. In some cases, CZFC requires business customers to maintain minimum balances. CZFC offers a deposit pick-up service to its commercial customers that enable these customers to make daily cash deposits through one of CZFC’s couriers.

CZFC offers a variety of deposit accounts, including checking accounts, regular savings accounts, NOW accounts, money market accounts, sweep accounts, fixed and variable rate IRA accounts, certificate of deposit accounts and safety deposit boxes. Although CZFC offers a range of consumer and commercial deposit accounts, it does not actively solicit, though it does accept, certificates of deposit in principal amounts greater than $100,000.

Other Banking Services

CZFC’s retail banking strategy is to offer basic banking products and services that are attractively priced and easily understood by the customer. CZFC focuses on making its products and services convenient and readily accessible to the customer. In addition to banking during normal business hours, it offers extended drive-through hours, ATMs, and banking by telephone, mail and personal appointment. CZFC has fourteen ATMs located within our markets. It also provides debit and credit card services through third parties and also offers night depository, direct deposits, Series E Savings Bond redemptions, cashiers and travelers checks and letters of credit. CZFC has also established relationships with correspondent banks and other independent financial institutions to provide other services requested by customers, including cash management services, wire transfer services, credit card services and loan participations where the requested loan amount exceeds the lending limits imposed by law or by CZFC’s policies, as well as other services such as check collection and purchase and sale of federal funds. CZFC’s agreement with a third-party service provider makes available to customers convenient telephonic access to their accounts while reducing the personnel and equipment that is required to provide these services. CZFC maintains an internet banking website at www.citizensfirstbank.com, which allows customers to obtain account balances and transfer funds among accounts. The website also provides online bill payment and electronic delivery of customer statements.

CZFC provides title insurance services to mortgage loan customers for a fee and, through third party providers, CZFC offers other insurance services and trust services and receive a fee for referrals. CZFC offers non-deposit investment services and products through an agreement with a broker-dealer. CZFC earns advisory fees and commissions from the sale of these services and products. The objective of offering these products and services is to generate fee income and strengthen relationships with its customers.

Competition

The banking business is highly competitive, and CZFC experiences competition in its market from many other financial institutions. CZFC competes for deposits, loans and other banking services with numerous well established financial institutions that have vastly greater financial and human resources than those available to CZFC. CZFC competes with existing area financial institutions other than commercial banks and savings banks, including commercial bank loan production offices, mortgage companies, insurance companies, consumer finance companies, securities brokerage firms, credit unions, money market funds and other business entities which have recently entered traditional banking markets.

CZFC’s market area has experienced substantial consolidation in recent years within the banking industry. Many of the area’s locally owned or locally managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and branch personnel changes and, in our judgment, a decline in the level of personalized customer service. This type of consolidation is expected to continue.

CZFC’s most competitive market is Bowling Green. As of February 28, 2009, there were 18 financial institutions operating a total of 55 offices in Warren County and six financial institutions operating a total of 10 offices in Simpson County. In addition, there were four institutions operating a total of six offices in Hart County and six financial institutions operating 18 offices in the Barren County market. CZFC competes with these institutions both in attracting deposits and in making loans. CZFC has to attract its customer base from other existing financial institutions and from new residents. Many of CZFC’s competitors are well established, larger financial institutions with substantially greater resources and lending limits than CZFC has. These institutions offer some services, such as extensive and established branch networks and trust services that CZFC does not provide. In addition, many of its non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Beneficial Ownership

As of August 14, 2009, there were 1,968,777 CZFC common shares issued and outstanding. The following table shows, as of March 23, 2009, the number and percentage of CZFC common shares held by (i) each of CZFC’s directors, and (ii) the directors and executive officers as a group.

Under SEC rules, a person is deemed to beneficially own any shares as to which the entity or individual has the right to acquire within 60 days of October 23, 2009 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Common Shares That May be Acquired

Name	Shares Beneficially Owned	Upon Exercise of Options(1)	Upon Conversion of Preferred Stock(2)	Total	Percent of All Shares Owned
Jerry E. Baker	83,009	3,230	—	86,239	4.4%
Barry D. Bray(3)	21,884	1,577	18,203	41,664	2.1%
Mary D. Cohron(4)	56,584	20,279	11,377	88,240	4.4%
Floyd H. Ellis	23,722	3,230	11,377	38,329	1.9%
Sarah Glenn Grise(5)	5,695	2,128	—	7,283	*
Chris Guthrie	500	1,577	—	2,077	*
James R. Hilliard	2,506	—	—	2,506	*
John J. Kelly, III	525	2,128	—	2,653	*
Amy Milliken(6)	3,583	—	—	3,583	*
Steve Newberry(7)	3,779	500	—	4,279	*
John T. Perkins(8)	12,651	1,577	—	14,228	*
Jack Sheidler	28,883	2,128	18,203	44,214	2.2%
John Taylor	230	—	—	230	*
Fred Travis	100	500	—	600	*
Kevin Vance	2,230	500	—	2,730	*
M. Todd Kanipe	2,454	13,094	—	15,548	*
Current Directors and executive officers as a group (20 persons)	256,059	76,187	59,160	391,416	18.6%
Service Capital Partners, LP(9)	194,000	—	—	194,000	9.9%
Service Capital Advisors(9)	194,000	—	—	194,000	9.9%
Dory Wiley(9)	194,000	—	—	194,000	9.9%

*	Less than 1%
(1)	Represents shares that could be acquired upon the exercise of vested options within 60 days of March 23, 2009 (the record date of the Meeting).
(2)	Represents shares that could be acquired upon conversion of shares of preferred stock. Shares of preferred stock have a stated value of $31,992 per share and are convertible into shares of our common stock at a price of $14.06 per share. Shares of preferred stock are owned by our directors as follows: Barry D. Bray—8 shares; Mary D. Cohron—S shares; Floyd H. Ellis—5 shares; Jack Sheidler—8 shares.
(3)	Includes 7,000 shares held by Mr. Bray’s wife.
(4)	Includes 11,000 shares of common stock held by Ms. Cohron’s husband and 11,377 shares of common stock that may be acquired by Ms. Cohron’s husband upon conversion of shares of preferred stock.
(5)	Includes 1,357 shares held jointly with Ms. Grise’s husband.
(6)	Includes 56 shares held jointly with Ms. Milliken’s husband, 430 shares held by Ms. Milliken’s husband and 1,375 shares held by Ms. Milliken’s children.
(7)	Includes 3,779 shares held jointly with Mr. Newberry’s wife.

(8)	Includes 3,500 shares held in an individual retirement account for the benefit of Mr. Perkins’ wife.
(9)	Based upon information set forth in a Schedule 13G filed February 14, 2009 with the Securities and Exchange Commission. According to the filing, Service Equity Partners, LP and Service Equity Partners (QP), LP are the record owners of the shares. Service Capital Partners, LP is the general partner of Service Equity Partners, LP and Service Equity Partners (QP), LP. Service Capital Advisors is the general partner of Service Capital Partners, LP and Dory Wiley is the principal of Service Capital Advisors. According to the filing, Service Capital Partners, LP, Service Capital Advisors and Dory Wiley may be deemed the beneficial owners of the shares. The address of Service Capital Partners, LP, Service Capital Advisors and Dory Wiley is 1700 Pacific Avenue, Suite 2020, Dallas, Texas 75201.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of Citizens First Corporation (the “Company”) is included to provide the shareholders with an expanded narrative of the Company’s results of operations, changes in financial condition, liquidity and capital adequacy. This narrative should be reviewed in conjunction with the Company’s consolidated financial statements and notes thereto included in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Forward-Looking Statements

The Company may from time to time make written or oral statements, including statements contained in this report, which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). The words “may”, “expect”, “anticipate”, “intend”, “consider”, “plan”, “believe”, “seek”, “should”, “estimate”, and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Among the risks and uncertainties that could cause actual results to differ materially are economic conditions generally and in the market areas of the Company, a continuation or worsening of the current disruption in credit and other markets, goodwill impairment, overall loan demand, increased competition in the financial services industry which could negatively impact the Company’s ability to increase total earning assets, and retention of key personnel. Actions by the Department of the Treasury and federal and state bank regulators in response to changing economic conditions, changes in interest rates, loan prepayments by and the financial health of the Company’s borrowers, and other factors described in the reports filed by the Company with the Securities and Exchange Commission could also impact current expectations.

Overview

The impact of deteriorating economic conditions during 2008 significantly impacted the banking industry in terms of lower levels of earnings and stock prices, and declining credit quality. During 2008, we experienced increases in net charge-offs and loan loss provisions that impacted our operations during 2008 in the areas of net interest income, provision for loan losses and non-interest expense.

During 2007, our focus on integrating the customers and operations of KBC required significantly more time and cost than we originally projected. The increased expense, including higher than expected personnel, occupancy, advertising, and data processing costs, adversely impacted the Company’s net income for 2007. In 2007, we also made a concerted effort to control overall balance sheet growth rates with a view toward building a strong infrastructure for future balance sheet growth.

Net loss for 2008 was $5.6 million, or $3.14 per common share, compared to net income of $1.3 million, or $0.39 per common share, for 2007. Return on average equity decreased to (14.82%) for the year ending December 31, 2008, compared to 3.49% for the prior year. Return on average assets was (1.56%) as of December 31, 2008, compared to .38% at December 31, 2007. During 2008 and 2007, the Company declared dividends on its preferred stock of $534,000 and $520,000, respectively, leaving net (loss) available to common shareholders of $(6.2 million) in 2008 and net income available to common shareholders of $776,000 in 2007.

The 2008 results include goodwill impairment of $8.7 million (related to the November 2006 acquisition of KBC and the 2003 acquisition of Commonwealth Mortgage Company) and loan loss provision of $1.9 million. This impairment loss reflects the results of the Company’s impairment testing due to continued market deterioration in the fourth quarter. While this charge flows through the Company’s income statement, it is a non-cash item that does not impact Citizens First’s liquidity or adversely affect regulatory or tangible capital ratios.

The provision for loan losses increased $1.2 million for the year ending December 31, 2008, to $1.9 million as compared to $700,000 for the year ended December 31, 2007. While non-performing loans decreased to $2.6 million from the prior year $3.4 million, the current economic environment and increased delinquencies caused the need for the increased provision. From December 31, 2007 to December 31, 2008 non-performing loans decreased from 1.34% of total loans to 0.94% of total loans, and delinquent loans increased from 1.72% to 2.08%. However, during this period, gross charge-offs almost doubled from December 31, 2007 to December 31, 2008, while recoveries were nearly halved. The increase in net charge-offs during 2008 is primarily attributed to increased foreclosures on personal residences combined with the closure of one commercial loan customer.

The Company’s net interest margin decreased 49 basis points in 2008 from 4.01% in 2007 to 3.52% in 2008. This decrease of 49 basis points resulted primarily from the seven prime rate cuts in 2008 that totaled 400 basis points.

Non-interest income increased in 2008 by $333,000. $149,000 of this increase was due to the additional revenue earned on Company-owned life insurance. Including the loss on impairment of goodwill of $8.7 million, non-interest expense increased $8.1 million in 2008 as compared to 2007.

On December 19, 2008, we entered into a Letter Agreement with the Treasury Department, as part of the Treasury Department’s Capital Purchase Program established under EESA. Pursuant to the Securities Purchase Agreement-Standard Terms attached to the Letter Agreement, we issued to the Treasury Department 250 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Treasury Preferred Stock, having a liquidation amount per share of $35,116 and a warrant to purchase up to 254,218 shares of our common stock, at an initial per share exercise price of $5.18.

The Treasury Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009 we may, upon prior consultation with the Federal Reserve, redeem the Treasury Preferred Stock at any time. Upon full redemption of the Treasury Preferred Stock, the Treasury Department will also liquidate the associated Warrant in accordance with the ARRA and any rules and regulations thereunder. The Treasury Preferred Stock is generally non-voting.

The funds received from the Capital Purchase Program increased the Company’s capital ratios, providing additional capital to serve the lending needs of the customers and communities we serve.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles and follow general practices within the financial services industry. The most significant accounting policies followed by the Company are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the evaluation of our goodwill and other intangible assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable credit losses incurred in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under “Asset Quality and the Allowance for Loan Losses” below.

Goodwill and Other Intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Results of Operations for the Six Months Ended June 30, 2009

The Company reported a net loss before dividends to preferred shareholders for the three months ended June 30, 2009 of $(1,577,000) compared to net income of $370,000 in the second quarter of 2008. Net loss available to common shareholders was $(1,833,000) or, $(.93) per basic and diluted share this quarter, compared to net income available to common shareholders of $240,000, or $0.13 per basic and diluted common share for the first quarter of 2008. Net income was impacted negatively by further compression in the net interest margin, provision expense, and a FDIC insurance special assessment in addition to a normal increase in premiums.

The annualized return on average assets for the Company was (.79)% for the six months ended June 30, 2009, compared to .47% for the previous year. The decline in return on average assets is primarily attributable to an increase in the provision in the second quarter of 2009 by $2.7 million over the second quarter of 2008. The Company’s annualized return on average equity was (6.79)% for the six months ending June 30, 2009, compared to an annualized return of 4.44% for the six months ending June 30, 2008.

Net Interest Income

Net interest income, the Company’s principal source of earnings, is the difference between the interest income generated by earning assets, such as loans and securities, and the total interest cost of the deposits and borrowings obtained to fund these assets. Factors that influence the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, the level of non-performing loans and non-earning assets, and the amount of non-interest bearing deposits supporting earning assets.

For the quarter ended June 30, 2009, net interest income was $2.6 million, a decrease of $100,000 from net interest income of $2.7 million for the comparable period in 2008. For the six months ended June 30, 2009, net interest income was $5.3 million, a decrease of $200,000 from net interest income of $5.5 million for the comparable period in 2008.

The net interest margin on a tax equivalent basis (“TE”) for the six months ended June 30, 2009 was 3.45%, compared to 3.58% in 2008. This decrease of 13 basis points is attributable to the decline in the prime rate since June 2008. The Company’s yield on earning assets (TE) for the current year was 5.67%, a decrease of 113 basis points from 6.80% in the same period a year ago. While the yield declined in most areas of earning assets, loans were the primary contributor, decreasing 118 basis points. With a significant amount of loans tied to the prime rate without a minimum interest rate provision, loans repriced downward faster than interest-bearing liabilities. The cost of funds for the six months ended June 30, 2009 was 2.58%, a decrease of 94 basis points from 3.52% in the same period a year ago.

The following table sets forth for the six months ended June 30, 2009 and 2008, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

Average Consolidated Balance Sheets and Net Interest Analysis

Six months ended June 30,	2009				2008
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
	(Dollars in thousands)
Earning assets:
Federal funds sold	$4,764	$5.21%		$4,666	$66	2.84%
Available-for-sale securities(1)
Taxable	23,246	462	4.01%	22,618	584	5.19%
Nontaxable(1)	19,346	571	5.95%	18,476	546	5.94%
Federal Home Loan Bank stock	2,025	46	4.58%	1,955	52	5.35%
Loans, net(2)	269,105	7,866	5.89%	270,373	9,504	7.07%

Total interest earning assets	318,486	8,950	5.67%	318,088	10,752	6.80%
Non-interest earning assets	33,202			40,810

Total Assets	$351,688			$358,898

Interest-bearing liabilities:
Interest-bearing transaction accounts	$60,257	$188.63%		$68,697	$325.95%
Savings accounts	8,735	13.30%		7,599	22.58%
Time deposits	167,292	2,797	3.37%	189,055	4,226	4.50%

Total interest-bearing deposits	236,284	2,998	2.56%	265,351	4,573	3.47%
Short-term borrowings	25	0	0.00%	509	7	2.74%
Securities sold under repurchase agreements	5,760	83	2.91%	2,625	20	1.53%
FHLB borrowings	26,575	344	2.61%	17,578	356	4.07%
Subordinated debentures	5,000	74	2.98%	5,000	135	5.43%

Total interest-bearing liabilities	273,644	3,499	2.58%	291,063	5,091	3.52%
Non-interest bearing deposits	35,457			27,121
Other liabilities	1,859			2,775

Total liabilities	310,960			320,959
Shareholders’ equity	40,728			37,939

Total Liabilities and Shareholders’ Equity	$351,688			$358,898

Net interest income		$5,451			$5,661

Net interest spread(1)			3.09%			3.28%
Net interest margin(1)(3)			3.45%			3.58%
Return on average assets ratio			(.79)%			.47%
Return on average equity ratio			(6.79)%			4.44%
Average equity to assets ratio			11.33%			10.57%

(1)	Income and yield stated at a tax equivalent basis for nontaxable securities using the marginal corporate Federal tax rate of 34.0%
(2)	Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans on non-accrual.
(3)	Net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company for the six months ended June 30, 2009 and 2008. Information is provided with respect to (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined input of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Six Months Ended June 30, 2009 vs. 2008 Variance Attributed to
	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold	$(62)	$1	$(61)
Available-for-sale-securities:
Taxable	(138)	16	(122)
Nontaxable(1)	(—)	25	25
FHLB stock	(8)	2	(6)
Loans, net	(1,594)	(44)	(1,638)
Total net change in income on earning assets	(1,802)	—	(1,802)

Interest-bearing liabilities:
Interest-bearing transaction accounts	(97)	(40)	(137)
Savings accounts	(12)	3	(9)
Time deposits	(944)	(485)	(1,429)
Securities sold under repurchase agreements	39	24	63
FHLB borrowings	(194)	182	(12)
Short-term borrowings	0	(7)	(7)
Subordinated debentures	(61)	0	(61)

Total net change in expense on interest-bearing liabilities	(1,269)	(323)	(1,592)

Net change in net interest income	$(533)	$(323)	$(210)

Percentage change	(253.81)%	(153.81)%	100.0%

(1)	Income stated at a fully tax equivalent basis using the marginal corporate Federal tax rate of 34.0%.

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under “Asset Quality and the Allowance for Loan Losses.”

The provision for loan losses for the second quarter of 2009 was $2.9 million, or 1.08% of average loans, compared to $227,000, or 0.08% of average loans for the second quarter of 2008. For the six months ended June 30, 2009 and 2008, the provision for loan losses was $3.2 million and $277,000, respectively. The increase in the provision expense is reflective of the charge-off of previously classified loans that have experienced further deterioration in the current economic environment. Non-performing assets totaled $3.1 million at June 30, 2009, compared to $3.7 million at December 31, 2008, a decrease of $600,000. The decrease in non-performing assets can be attributed primarily to the sale of other real estate owned since December 31, 2008.

Non-Interest Income

Non-interest income for the three months ended June 30, 2009 and 2008, respectively, was $1,032,000 and $705,000, an increase of $327,000, or 46.4%. Included in non-interest income for the second quarter of 2009 is a gain on the sale of several mortgage-backed securities of $361,000. Service charges on deposit accounts decreased $62,000, or 15.4%, for the three months ended June 30, 2009 as compared to the same period for 2008.

Non-interest income for the six months ended June 30, 2009 and 2008, respectively, was $1,673,000 and $1,377,000, an increase of $296,000, or 21.5%. Included in non-interest income for the first six months of 2009 is a decrease in lease income of $24,000, or 22.9%, resulting from the loss of a tenant in the Company’s main office building due to the tenant’s termination of the lease agreement. A new tenant is currently being sought. Service charges on deposit accounts decreased $131,000 for the first six months of 2009, or 17%, as compared to the first six months of 2008. Gain on the sale of mortgage loans increased $57,000, or 41.3%, for the six months ended June 30, 2009 as compared to the same period for 2008, as mortgage lending increased primarily as a result of first time home buyer tax credits. With lower mortgage rates, home refinancings have also increased.

The following table shows the detailed components of non-interest income for the six months ended June 30, 2009 as compared to June 30, 2008:

	June 30, 2009	June 30, 2008	Increase (Decrease)
	(Dollars in thousands)
Service charges on deposit accounts	$641	$772	$(131)
Gain on the sale of mortgage loans held for sale	195	138	57
Lease income	81	105	(24)
Gain on the sale of investments	361	—	361
BOLI income	150	147	3
Other income	245	215	30

	$1,673	$1,377	$296

Non-Interest Expense

Non-interest expense was $3.3 million in the second quarter of 2009, up from $2.7 million in the same quarter of 2008, an increase of $527,000, or 19.3%. An increase in salary and employee benefit expense of $185,000, due to a severance payment in the second quarter of 2009 offset by a reduction in the number of employees in 2008 due to streamlining of personnel in the first quarter of 2008 and a reduction in stock-based compensation expense in 2009 accounted for the most significant variance compared to the same period in 2008. Professional fees increased $74,000, or 74.7%, for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 as a result of the legal fees associated with the termination of the an executive officer and fees on problem loans. FDIC insurance increased $205,000 in the second quarter of 2009, or 372.7%, as compared to the same period for 2008. The second quarter of 2009 included a 5 basis point special assessment in addition to the increased premiums implemented in 2009 to replenish the deposit insurance fund.

Non-interest expense was $6.1 million for the six months ended June 30, 2009, up from $5.5 million in the same period of 2008. Occupancy expense increased $54,000 due to a new branch opening in the first quarter of 2009. Professional fees increased $136,000 or 70.8%, for the six months ended June 30, 2009 as compared to the same period for 2008 due primarily to the increase in legal fees in the second quarter of 2009 noted above. FDIC insurance increased $270,000 for the first six months of 2009 as compared to the first six months of 2008 due to the increased FDIC assessments.

The Company accounts for its employee and non-employee stock option plans under the recognition and measurement principles of FASB Statement No. 123 Revised (SFAS 123R), Accounting for Stock-Based Compensation. SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. For the quarters ended June 30, 2009 and 2008, compensation expense recorded was $0 and $22,000, respectively. For the six months ended June 30, 2009 and 2008, compensation expense recorded was $13,000 and $58,000, respectively. Stock option compensation expense ended in the first quarter of 2009 as all options fully vested.

The increases (decreases) in expense by major categories are as follows for the six months ended June 30, 2009 as compared to June 30, 2008:

	June 30, 2009	June 30, 2008	Increase (Decrease)
	Dollars in thousands
Salaries and employee benefits	$2,788	$2,673	$115
Net occupancy expense	674	620	54
Equipment expense	377	388	(11)
Advertising	216	209	7
Professional fees	328	192	136
Data processing services	322	380	(58)
Franchise shares and deposit tax	251	229	22
FDIC Insurance	361	91	270
Core deposit intangible amortization	138	150	(12)
Postage and office supplies	115	88	27
Telephone and other communication	100	131	(31)
Other operating expenses	449	396	53

	$6,119	$5,547	$572

Income Taxes

Income tax expense has been calculated based on the Company’s anticipated effective tax rate for 2009. During the second quarter of 2009, income tax (benefit) expense totaled $(953,000), compared to $66,000 for the same period of 2008. The effective tax rate for the second quarter of 2009 was (37.7%), compared to 15.1% for 2008. Income tax (benefit) expense for the first six months of 2009 was $(1 ,01 8,000), compared to $191,000 for the first six months of 2008. The effective tax rate for the first six months of 2009 was (42.6%), compared to 18.6% for 2008. The decrease is related to the negative earnings after provision expense, while income on tax-exempt securities and earnings from company-owned life insurance has remained consistent.

The Company and its subsidiaries file a consolidated U.S. federal income tax return and a Kentucky franchise and Tennessee income tax return. These returns are subject to examination by taxing authorities for all years after 2004.

Balance Sheet Review

Overview

Total assets at June 30, 2009 were $339.3 million, down from $355.1 million at December 31, 2008, a decrease of $15.8 million, or 4.4%. Net loans decreased $10.3 million and federal funds sold decreased $5.6 million. Available-for-sale securities increased $1.7 million. Deposits decreased by $9.2 million from the prior year end and FHLB borrowings increased $500,000.

Loans

At June 30, 2009, gross loans totaled $261.3 million, compared to $271.7 million at December 31, 2008, a decrease of $10.4 million, or 3.8%. Total net loans averaged $269.1 million for the first six months of 2009, compared to $270.4 million for the six months ended June 30, 2008, a decrease of $1.3 million, or 0.5%. The Company experienced loan declines in the first six months of the year compared to year-end, primarily in commercial, agricultural, and commercial real estate loans. While the Company continues to have new loan originations, the Company has experienced payoffs on loans whose pricing did not contribute positively to the overall net interest margin. In addition, $2.6 million of participation loans purchased by the Company were bought back due to low loan demand at the originating institutions. The following table presents a summary of the loan portfolio by category:

	June 30, 2009		December 31, 2008
		% of Total Loans		% of Total Loans
	(Dollars in thousands)
Commercial and agricultural	$75,066	28.73%	$79,248	29.16%
Commercial real estate	100,611	38.50%	104,043	38.29%
Residential real estate	73,577	28.16%	74,027	27.24%
Consumer	12,058	4.61%	14,427	5.31%

	$261,312	100.00%	$271,745	100.00%

Substantially all of the Company’s loans are to customers located in Warren, Simpson, Hart and Barren counties in Kentucky. As of June 30, 2009, the Company’s 20 largest credit relationships consisted of loans and loan commitments ranging from $1.6 million to $5.2 million. The aggregate amount of these credit relationships was $54.5 million.

The following table sets forth the maturity distribution of the loan portfolio as of June 30, 2009. Maturities are based on contractual terms. The Company’s policy is to specifically review and approve all loans renewed; loans are not automatically rolled over.

Loan Maturities

June 30, 2009	Within One Year	After One But Within Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and agricultural	$34,120	$28,806	$12,140	$75,066
Commercial real estate	28,586	32,857	39,168	100,611
Residential real estate	5,193	17,175	51,209	73,577
Consumer	2,955	8,619	484	12,058

Total	$70,854	$87,457	$103,001	$261,312

Asset Quality and the Allowance for Loan Losses

Asset quality is considered by management to be of primary importance, and the Company employs two full-time internal credit review officers to monitor adherence to the lending policy during the loan review and to take appropriate actions where warranted. The following table sets forth selected asset quality ratios for the periods indicated.

	June 30, 2009	December 31, 2008
	(Dollars in thousands)
Non-performing loans	$2,567	$2,550
Non-performing assets	3,108	3,733
Allowance for loan losses	3,657	3,816
Non-performing assets to total loans	1.19%	1.37%
Non-performing assets to total assets	0.92%	1.03%
Net charge-offs to average total loans	1.26%	.48%
Allowance for loan losses to non-performing loans	142.46%	149.65%
Allowance for loan losses to total loans	1.40%	1.40%

Non-performing loans are defined as non-accrual loans, loans accruing but past due 90 days or more, and restructured loans. Non-performing assets are defined as non-performing loans, other real estate owned, and repossessed assets. The non-performing loans at June 30, 2009 consisted of $2.5 million of non-accrual loans and $100,000 of loans past due 90 days or more. Of the non-accrual loans, $535,000 are loans secured by real estate in the process of collection, $151,000 are loans secured by real estate not in foreclosure, $1,743,000 are commercial loans, and $38,000 are consumer loans in the process of collection. The $100,000 of loans past due 90 days or more include one residential real estate loan totaling $80,000, two commercial loans totaling $2,000, and three consumer loans totaling $18,000. These past due loans are in varying stages of collection and no future losses have been identified at this time. Other non-performing assets include $541,000 in other real estate.

Of the $2.6 million in non-performing loans at December 31, 2008, $1.1 million represented 10 non-accrual loans, and 26 loans over 90 days past due totaling $1.5 million. Loans over 90 days past due which are still accruing either have adequate collateral or a definite repayment plan in place. Non-performing assets also included other real estate owned of one commercial property of $574,000 and four residential real estate properties totaling $608,000.

Loans are placed on a non-accrual basis when principal or interest is past due 90 days or more and the loan is not adequately collateralized and is in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Non-accrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. Loans are categorized as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure. Consumer loans are charged off after 120 days of delinquency unless adequately secured and in the process of collection.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other loans not subject to reserve allocations. These historical loss rates may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and the Company’s internal credit examiners. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The following table sets forth an analysis of the Company’s allowance for loan losses for the six months ended June 30, 2009 and 2008:

Summary of Loan Loss Experience

	June 30, 2009	June 30, 2008
	(Dollars In thousands)
Balance, beginning of year	$3,816	$3,194
Provision for loan losses	3,200	277
Amounts charged off:
Commercial	(2,602)	(4)
Commercial real estate	(516)	—
Residential real estate	(151)	(200)
Consumer	(165)	(53)

Total loans charged off:	(3,434)	(257)
Recoveries of amounts previously charged off:
Commercial	59	13
Commercial real estate	—	—
Residential real estate	14	13
Consumer	2	8

Total recoveries	75	34

Net (charge-offs) recoveries	(3,359)	(223)

Balance, end of period	$3,657	$3,248

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. This allocation is not intended to suggest how actual losses may occur.

Allocation of Allowance for Loan Loss

	June 30, 2009		December 31, 2008		June 30, 2008
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)
Residential real estate	$809	28.16%	$823	27.24%	$924	26.94%
Consumer and other loans	188	4.61%	340	5.31%	236	5.13%
Commercial and agriculture	1,647	28.73%	1,641	29.16%	1,304	33.21%
Commercial real estate	874	38.50%	830	38.29%	608	34.72%
Unallocated	139	0.00%	182	0.00%	176	0.00%

Total allowance for loan losses	$3,657	100.00%	$3,816	100.00%	$3,248	100.00%

The Company believes that the allowance for loan losses of $3.7 million at June 30, 2009 is adequate to absorb probable incurred credit losses in the loan portfolio as of that date. That determination is based on the best information available to management, but necessarily involves uncertainties and matters of judgment and, therefore, cannot be determined with precision and could be susceptible to significant change in the future. In addition, bank regulatory authorities, as a part of their periodic examinations, may reach different conclusions about the quality of our loan portfolio and the level of the allowance, which could require us to make additional provisions in the future. The Company has an unallocated amount within our allowance for loan losses that fluctuates from period to period due to the trends in the loan portfolio.

Securities

The investment securities portfolio is comprised primarily of U.S. Government agency securities, mortgage-backed securities, and tax-exempt securities of states and political subdivisions. The purchase of nontaxable obligations of states and political subdivisions is a part of managing the Company’s effective tax rate. Securities are all classified as available-for-sale, and averaged $42.6 million for the first six months of 2009, compared to $41.1 million for 2008. The table below presents the carrying value of securities by major category.

	June 30, 2009	December 31, 2008
	(Dollars in thousands)
U.S. Government agencies	$19,465	$4,504
Mortgage-backed securities	2,406	15,582
Municipal securities	19,091	19,042
Trust preferred security	640	800

Total available-for-sale securities	$41,602	$39,928

The table below presents the maturities and yield characteristics of securities as of June 30, 2009. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

June 30, 2009

	One Year or Less	Over One Year Through Five Years	Over Five Years Through Ten Years	Over Ten Years	Total Maturities	Market Value
	(Dollars in thousands)
U.S. Government agencies	$—	$18,536	$997	$—	$19,533	$19,465
Mortgage-backed securities:(1)	—	2,375	—	—	2,375	2,406
Municipal securities	—	1,658	7,498	10,193	19,349	19,091
Trust preferred security	—	—	—	1,861	1,861	640

Total available-for sale-securities	$—	$22,569	$8,495	$12,054	$43,118	$41,602

Percent of total	0.0%	52.3%	19.7%	28.0%	100.0%
Weighted average yield(2)		2.38%	5.18%	5.98%	3.95%

(1)	Mortgage-backed securities are grouped into average lives based on June 2009 prepayment projections.
(2)	The weighted average yields are based on amortized cost and municipal securities are calculated on a fully tax- equivalent basis.

Current market conditions have caused an overall decline in the fair market value of the investment portfolio at June 30, 2009. The primary decline in market value stems from one single issue trust preferred security which has declined due to inactivity in the market. No impairment charge is being taken as no loss of principal is anticipated and all principal and interest payments are being received as scheduled. All rated securities are investment grade. For those that are not rated, the financial condition has been evaluated and no adverse conditions were identified related to repayment. Declines in fair value are a function of rates cuts in the market and market illiquidity. The Company does not intend to sell these securities and does not believe it will be required to sell these securities.

Deposits

The Company’s primary source of funding for its lending and investment activities results from customer and brokered deposits. As of June 30, 2009, total deposits were $263.8 million, compared to total deposits of $273.0 million at December 31, 2008, a decrease of $9.2 million or 3.4%.

Total deposits averaged $271.7 million during the first six months of 2009, a decrease of $20.8 million, or 7.1%, compared to $292.5 million in 2008. Time deposits of $100,000 or more averaged $66.1 million and $76.6 million for the six months ended June 30, 2009, and 2008, respectively. Interest expense on time deposits of $100,000 or more was $1.3 million for the first six months of 2009, compared to $1.7 million for the first six months of 2008. The average cost of time deposits greater than $100,000 for the six months ending June 30, 2009, and 2008, was 3.97% and 4.53%, respectively. The following table shows the maturities of time deposits greater than $100,000 as of June 30, 2009 and December 31, 2008.

Maturity of Time Deposits of

$100,000 or more

	June 30, 2009	December 31, 2008
	(Dollars in thousands)
Three months or less	$9,597	$9,118
Over three through six months	9,693	20,842
Over six through twelve months	20,413	16,028
Over one year through three years	22,467	20,225
Over three years through 5 years	5,129	10,127
Over five years	—	—

Total	$67,299	$76,340

Borrowings

FHLB Advances. We obtain advances from the Federal Home Bank of Cincinnati (FHLB) for funding and liability management. These advances are collateralized by a blanket agreement of eligible 1-4 family residential mortgage loans and eligible commercial real estate. Rates vary based on the term to repayment, and are summarized below as of June 30, 2009:

Type	Maturity	Rate	Amount
			(Dollars in thousands)
Variable	August 18, 2009	0.30%	$1,000
Variable	August 20, 2009	0.30%	1,000
Variable	September 8, 2009	0.30%	1,500
Variable	September 14, 2009	0.30%	2,500
Variable	September 28, 2009	0.30%	500
Fixed	July 31, 2009	5.14%	2,000
Fixed	August 26, 2009	0.25%	6,000
Fixed	October 22, 2009	4.49%	2,000
Fixed	November 30, 2009	4.00%	3,000
Fixed	February 16, 2010	5.11%	2,000
Fixed	August 28, 2012	4.25%	500
Fixed	December 24, 2012	3.36%	2,000
Fixed	December 24, 2014	3.46%	2,000
Fixed	February 25, 2015	2.85%	2,000

			$28,000

At June 30, 2009, we had available collateral to borrow an additional $16.8 million from the FHLB.

Other Borrowings.

At June 30, 2009, we had established Federal Funds lines of credit totaling $14.6 million with three correspondent banks. No amounts were drawn as of June 30, 2009.

Repurchase agreements mature in one business day. The rate paid on these accounts is variable at the Bank’s discretion and is based on a tiered balance calculation. During the third quarter of 2008 the Bank was awarded a bid for a public school construction account for $10 million that is now included in the repurchase agreement balance at a fixed rate. Only $2.5 million of the $10 million public fund repurchase agreement remained at June 30, 2009. Information regarding federal funds purchased and securities sold under repurchase agreements as of June 30, 2009, is presented below.

June 30, 2009
(Dollars in thousands)
Federal funds purchased and repurchase agreements:
Balance at period end	$3,427
Weighted average rate at period end	2.74%
Average balance during the six months ended June 30, 2009	$5,785
Weighted average rate for the six months ending June 30, 2009 during the year	2.89%
Maximum month-end balance	$6,878

We issued $5.0 million in subordinated debentures in October, 2006 in conjunction with the acquisition of Kentucky Banking Centers. These trust preferred securities bear an interest rate, which reprices each calendar quarter, of 165 basis points over 3-month LIBOR (London Inter Bank Offering Rate). The rate as of June 30, 2009 was 2.86%. The subordinated debentures may be included with tier 1 capital (with certain limitations) under current regulatory guidelines.

Liquidity

To maintain a desired level of liquidity, the Company has several sources of funds available. The Company primarily relies upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in its investing activities. As is typical of most banking companies, significant financing activities include issuance of common stock, deposit gathering, and the use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements. The Company’s primary investing activities include purchases of securities and loan originations, offset by maturities, prepayments and sales of securities, and loan and dividend payments.

The Company’s objective as it relates to liquidity is to ensure that it has funds available to meet deposit withdrawals and credit demands without unduly penalizing profitability. The Company’s asset and liability management committee meets monthly and monitors the composition of the balance sheet to ensure comprehensive management of interest rate risk and liquidity.

Capital Resources

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance sheet items as calculated under the regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total Tier I capital to risk-weighted assets and to total average assets. The Company’s capital ratios (calculated in accordance with regulatory guidelines) were as follows:

	June 30, 2009	December 31, 2008	Regulatory Minimum
Tier I leverage ratio	10.45%	11.31%	4.00%
Tier I risk-based capital ratio	12.59%	13.52%	4.00%
Total risk-based capital ratio	13.84%	14.77%	8.00%

The Bank’s capital ratios (calculated in accordance with regulatory guidelines) were as follows:

	June 30, 2009	December 31, 2008	Regulatory Minimum	“Well-capitalized” Minimum
Tier I leverage ratio	8.85%	9.68%	4.00%	5.00%
Tier I risk-based capital ratio	10.67%	11.53%	4.00%	6.00%
Total risk-based capital ratio	11.92%	12.78%	8.00%	10.00%

At June 30, 2009 and December 31, 2008, the Company and the Bank were categorized as “well capitalized” under the regulatory framework for prompt corrective action. The Company’s capital ratios decreased at June 30, 2009 due to the net loss in the second quarter of 2009, an increase in the amount of tax credit disallowed for Tier 1 capital purposes, and a limitation on the amount of allowance for loan losses eligible for Tier 2 capital purposes.

During the third quarter of 2004, we completed the private placement of 250 shares of Cumulative Convertible Preferred Stock at a stated value of $31,992 per share, for an aggregate purchase price of $7,998,000. The preferred stock is entitled to quarterly cumulative dividends at an annual fixed rate of 6.5% and is convertible into shares of common stock of the Company at a conversion price per share of $14.06.

During the fourth quarter of 2008, 250 shares of Series A preferred stock, at a stated value of $35,116 per share, were issued to the U.S. Treasury in connection with the TARP Capital Purchase Program for a purchase price of $8,779,000. The Series A preferred stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to common stock and pari passu with the Company’s cumulative convertible preferred stock. This cumulative preferred stock pays a 5% annual dividend, increasing to 9% after 5 years.

Results of Operations for the Year Ended December 31, 2008

Net Interest Income

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets, such as loans and securities, and the total interest cost of the deposits and borrowings obtained to fund these assets. Factors that influence the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, the level of non-performing loans and non-earning assets, and the amount of non-interest bearing deposits supporting earning assets.

For the year ended December 31, 2008, net interest income was $10.9 million, a decrease of $1.0 million, or 8.3%, over net interest income of $11.9 million in 2007. The net interest margin in 2008 was 3.52%, compared to 4.01% in 2007. This decrease of 49 basis points resulted primarily from the seven prime rate cuts in 2008 that totaled 400 basis points. With many loans tied to prime, loans repriced faster than the interest-bearing liabilities. The prime rate decreased from 7.25% at December 31, 2007, to 3.25% at December 31, 2008, which unfavorably decreased interest income on earning assets.

Net Interest Analysis Summary

	2008	2007
Average yield on interest earning assets	6.50%	7.57%
Average rate on interest bearing liabilities	3.27%	3.96%
Net interest spread	3.23%	3.61%
Net interest margin	3.52%	4.01%

The following table sets forth for the years ended December 31, 2008 and 2007 information regarding average balances of assets and liabilities as well as the amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. We have calculated the yields and costs for the periods indicated by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

Average Consolidated Balance Sheets and Net Interest Analysis

Year Ended December 31,	2008				2007
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold and other	$3,913	$93	2.37%	$13,029	$686	5.27%
Available-for-sale securities:
Taxable	22,602	1,164	5.15%	26,699	1,304	4.89%
Nontaxable(1)	18,989	1,116	5.88%	12,711	736	5.79%
FHLB stock	1,984	104	5.25%	1,946	128	6.60%
Loans, net(2)	274,012	18,434	6.73%	249,279	20,139	8.08%

Total interest-earning assets	321,500	20,911	6.50%	303,664	22,993	7.57%
Non-interest earning assets	40,436			36,528

Total assets	$361,936			$340,192

Interest-bearing liabilities:
Interest-bearing transaction accounts	$51,174	$317	0.62%	$63,410	$899	1.42%
Savings accounts	21,095	266	1.26%	22,944	548	2.39%
Time deposits	190,299	7,789	4.09%	171,731	8,548	4.98%

Total interest-bearing deposits	262,568	8,372	3.19%	258,085	9,995	3.87%
Federal funds purchased	344	9	2.64%	59	3	5.08%
Securities sold under repurchase agreements	6,661	180	2.71%	3,028	73	2.41%
FHLB borrowings	19,173	768	4.01%	7,990	387	4.84%
Notes payable	—	—	—	96	8	8.33%
Subordinated debentures	5,000	263	5.26%	5,000	354	7.08%

Total interest-bearing liabilities	293,746	9,592	3.27%	274,258	10,820	3.96%
Non-interest bearing liabilities:
Non-interest bearing deposits	27,532			26,491
Other liabilities	2,582			2,359

Total liabilities	323,860			303,108
Shareholders’ equity	38,076			37,084

Total liabilities and shareholders’ equity	$361,936			$340,192

Net interest income		$11,319			$12,173

Net interest spread(1)			3.23%			3.61%
Net interest margin(1)(3)			3.52%			4.01%
Return on average assets ratio			(1.56)%			.38%
Return on average equity ratio			(14.82)%			3.49%
Equity to assets ratio			10.52%			10.90%

(1)	Income and yield stated at a tax equivalent basis for nontaxable securities using the marginal corporate Federal tax rate of 34.0%.
(2)	Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.
(3)	Net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes. The following table sets forth the effect which the varying levels of interest earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Twelve Months Ended December 31, 2008 vs. 2007
	Increase/(Decrease) Due to
	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold	$(113)	$(480)	$(593)
Available-for-sale-securities:
Taxable	60	(200)	(140)
Nontaxable(1)	16	364	380
FHLB stock	(27)	3	(24)
Loans, net assets	(3,703)	1,998	(1,705)

Total net change in income on interest-earning	(3,767)	1,685	(2,082)

Interest-bearing liabilities:
Interest-bearing transaction accounts	(409)	(173)	(582)
Savings accounts	(238)	(44)	(282)
Time deposits	(1,682)	923	(759)
Securities sold under repurchase agreements	19	88	107
Federal funds purchased	(8)	14	6
FHLB borrowings	(161)	542	381
Notes payable	—	(8)	(8)
Subordinated debentures	(91)	—	(91)

Total net change in expense on interest-bearing liabilities	(2,570)	1,342	1,228

Net change in net interest income	$(1,197)	$343	$(854)

Percentage change	(140.0)%	40.0%	(100.0)%

(1)	Income stated at a fully tax equivalent basis using the marginal corporate Federal tax rate of 34.0%.

Provision for Loan Losses

The provision for loan losses for 2008 was $1.9 million or .70% of average loans, compared to a provision of $710,000 or 0.28% of average loans during 2007. With the increase in net charge-offs and past-due loans coupled with the slowing economy, a larger provision for 2008 was recorded.

Non-interest Income

Non-interest income totaled $2.8 million in 2008, compared to $2.5 million in 2007, an increase of $300,000 or 12.0%. The primary increases in non-interest income was an additional $111,000 in service charges on deposits, and income on Bank-owned life-insurance, which was purchased in the second quarter of 2007 and increased $149,000, or 98.0%. Other service charges and fees increased $22,000 and other non-interest income increased $58,000 in 2008 from 2007 due to increased ATM fees, increased credit life insurance commissions, and gain on the sale of a Glasgow facility. The following table shows the detailed components of non-interest income:

	2008	2007	Increase (Decrease)
	(Dollars in thousands)
Service charges on deposit accounts	$1,594	$1,483	111
Other service charges and fees	247	225	22
Gain on the sale of mortgage loans held for sale	278	341	(63)
BOLI income	301	152	149
Title premium fees	54	61	(7)
Private banking income	46	20	26
Gain (loss) on the sale of available-for-sale securities	—	(18)	18
Lease income	229	210	19
Other	90	32	58

	$2,839	$2,506	$333

Non-interest Expense

Non-interest expense increased 67.5%, or $8.1 million, from $12.0 million in 2007 to $20.1 million in 2008. The largest expense incurred in 2008 was a goodwill impairment charge of $8.7 million. Annual analysis of goodwill indicated an impairment charge was necessary due to continued market deterioration. Salaries and employee benefits decreased $748,000 through the streamlining of our staff in early 2008 with the number of full-time employees decreasing from 119 at December 31, 2007 to 107 at December 31, 2008. Net occupancy expense increased $221,000 due to the addition of one new branch in Glasgow in 2008 and one that opened in January 2009. Other expense decreased $274,000 as we focused on non-interest expense reduction and efficiency. Other real estate owned expense increased in 2008 due to the extended length of time it has taken to resale these properties and the write-downs required as a result of the time held. FDIC insurance expense increased in 2008 due to the expiration of the one-time credit which was applied in 2007 and increased premiums in 2008. FDIC insurance premium rates have been increased for 2009 and additional assessments could be applied by the FDIC.

The increases and decreases in expense in 2008 by major categories are as follows:

	2008	2007	Increase (Decrease)
	(Dollars in thousands)
Salaries and employee benefits	$5,243	$5,991	$(748)
Net occupancy expense	1,263	1,042	221
Equipment expense	791	821	(30)
Advertising	523	543	(20)
Professional fees	408	431	(23)
Data processing services	734	749	(15)
FDIC and other insurance	354	163	191
Franchise shares and deposit tax	462	432	30
Postage and office supplies	200	272	(72)
Other real estate owned expenses	202	24	178
Core deposit amortization	290	344	(54)
Other	890	1,164	(274)

Subtotals before goodwill impairment charge	$11,360	$11,976	$(616)
Goodwill impairment charge	8,698	—	8,698

Total	$20,058	$11,976	$8,082

Income Taxes

Income tax expense was calculated using the Company’s expected effective rate for 2008 and 2007. We have recognized deferred tax liabilities and assets to show the tax effects of differences between the financial statement and tax bases of assets and liabilities. The effective tax rate for 2008 was (31.3%), compared to 25.6% for 2007. This decrease in the tax rate in 2008 is related primarily to the loss generated from the goodwill impairment. Other factors which present a favorable tax rate are income from tax-free loans, tax-exempt income on state and municipal securities, and income on bank owned life insurance, which is not taxable.

Balance Sheet Review

Our assets at year end 2008 totaled $355.1 million, compared with $346.4 million at December 31, 2007, an increase of $8.7 million or 2.5%. Average interest earning assets increased $17.8 million from 2007 to 2008, from $303.7 million to $321.5 million.

Loans

Total loans averaged $274.0 million in 2008, compared to $249.3 million in 2007. At year-end 2008, loans totaled $271.7 million, compared to $254.8 million at year-end 2007, an increase of $16.9 million or 6.6%. We experienced a small amount of loan growth in our market area throughout 2008, with strength in middle market commercial real estate loans which range between $500,000 and $2.0 million. The following table presents a summary of the loan portfolio by category:

	December 31, 2008		December 31, 2007
		% of Total Loans		% of Total Loans
	(Dollars in thousands)
Commercial and agricultural	$79,248	29.16%	$84,763	33.27%
Commercial real estate	104,043	38.29%	93,484	36.69%
Residential real estate	74,027	27.24%	61,124	23.99%
Consumer	14,427	5.31%	15,394	6.05%

	$271,745	100.00%	$254,765	100.00%

Our commercial real estate loans include financing for industrial developments, residential developments, retail shopping centers, industrial buildings, restaurants, and hotels. The primary source of repayment cannot be traced to any specific industry group. The percentage distribution of our loans by industry as of December 31, 2008 and 2007 is shown in the following table:

	2008	2007
Agriculture, forestry, and fishing	11.88%	11.74%
Mining	0.00%	0.02%
Construction	6.07%	5.83%
Manufacturing	5.94%	7.64%
Transportation, communication, electric, gas, and sanitary services	3.10%	3.87%
Wholesale trade	1.38%	1.07%
Retail trade	11.10%	13.58%
Finance, insurance, and real estate	12.15%	15.64%
Services	14.67%	9.27%
Public administration	1.16%	1.30%

Total commercial and commercial real estate	67.45%	69.96%
Residential real estate loans	27.24%	23.99%
Other consumer loans	5.31%	6.05%

Total loans	100.00%	100.00%

The majority of our loans are to customers located in the Kentucky counties of Barren, Hart, Simpson and Warren. As of December 31, 2008, the Company’s 20 largest credit relationships consisted of loans and loan commitments ranging from $1.7 million to $5.0 million. The aggregate amount of these credit relationships was $53.5 million.

The following table sets forth the maturity distribution of our loan portfolio as of December 31, 2008. Maturities are based upon contractual terms. Our policy is to specifically review and approve all loans renewed; loans are not automatically rolled over.

Loan Maturities

As of December 31, 2008	Within One Year	After One But Through Within Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and agricultural	$35,090	$31,895	$12,263	$79,248
Commercial real estate	27,438	33,648	42,957	104,043
Residential real estate	4,449	16,724	52,854	74,027
Consumer	4,359	9,565	503	14,427

Total	$71,336	$91,832	$108,577	$271,745

The table below presents loans outstanding as of December 31, 2008 with maturities greater than one year categorized by fixed and variable interest rates:

As of December 31, 2008
(Dollars in thousands)
Fixed Rate	$93,348
Variable Rate	107,061

Total maturities greater than one year	$200,409

Asset and Liability Management

We manage our assets and liabilities to provide a consistent level of liquidity to accommodate normal fluctuations in loans and deposits. The yield on approximately 49.9% of our earning assets as of December 31, 2008, adjusts simultaneously with changes in an external index, primarily the highest prime rate as quoted in the Wall Street Journal. A majority of our interest bearing liabilities have been issued with fixed terms and can only be repriced at maturity. In 2008 the prime rate decreased seven times for a total of 400 basis points causing the yield on our assets to decline faster than the rates paid on supporting liabilities. This caused a decline in the net interest margin, as the difference between what we earn on our assets and what we pay on our liabilities became smaller. If interest rates stabilize for a period of time, the difference between interest earning assets and interest bearing liabilities will tend to stabilize. In a stable rate environment, our net interest margin will be impacted by, among other factors, a change in the mix of earning assets, with our deposit growth being invested in federal funds sold, investment securities or loans.

Asset Quality and the Allowance for Loan Losses

We consider asset quality to be of primary importance, and employ two full-time internal credit review people to monitor adherence to the lending policy. We use a year round internal credit review to assess a minimum of 30% of our loan portfolio. The focus of the reviews is centered in the commercial and commercial real estate portfolios, as they comprise the majority of the Bank’s loan portfolio. Commercial loan relationships in excess of $500,000 are reviewed on a 12-18 month cycle, with a statistical sample of consumer and residential real estate portfolios performed annually. Management is required to address any criticisms raised during the loan review and to take appropriate actions where warranted.

The allowance for loan losses represents management’s estimate of probable credit losses incurred in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The allowance for loan losses is established through a provision for loan losses charged to expense. At December 31, 2008, the allowance was $3.8 million, compared to $3.2 million at the end of 2007. The ratio of the allowance for loan losses to total loans (excluding mortgage loans held for sale) at December 31, 2008 was 1.40%, compared to 1.25% at December 31, 2007.

The provision to the allowance for loan losses is based on management’s and the loan committee’s ongoing review and evaluation of the loan portfolio and general economic conditions on a monthly basis, and reviewed by the full board of directors on a quarterly basis. Management bases its review and evaluation of the allowance for loan losses on an analysis of historical trends, significant problem loans, current market value of real estate or collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. We charge recognized losses against the allowance and add subsequent recoveries to the allowance. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment based upon information that is available to them at the time of their examination.

The following table sets forth selected asset quality ratios for the periods indicated.

	December 31, 2008	December 31, 2007
	(Dollars in thousands)
Non-performing loans	$2,550	$3,349
Non-performing assets	3,733	4,461
Allowance for loan losses	3,816	3,194
Non-performing assets to total loans	1.37%	1.75%
Non-performing assets to total assets	1.03%	1.29%
Net charge-offs to average total loans	.48%	.27%
Allowance for loan losses to non-performing loans	149.65%	95.37%
Allowance for loan losses to total loans	1.40%	1.25%

Non-performing loans are defined as non-accrual loans, loans accruing but past due 90 days or more, and restructured loans. Non-performing assets are defined as non-performing loans, other real estate owned, and repossessed assets. The non-performing loan total at year-end 2008 consisted of 10 non-accrual loans totaling $1.1 million, and 26 loans over 90 days past due totaling $1.5 million. Loans over 90 days past due which are still accruing either have adequate collateral or a definite repayment plan in place. Non-performing assets also includes other real estate owned of one commercial property of $574,000 and four residential real estate properties totaling $608,000.

Of the $3.4 million in non-performing loans at December 31, 2007, $1.8 million represented nine (9) construction loans to two (2) related entities. These loans were fully collateralized by first mortgages on residential real estate. In October, 2007, the borrowers filed for Chapter 11 bankruptcy protection. The Bankruptcy Court approved a public auction of thirty (30) properties owned by the borrowers and their related interests. Each of the properties pledged to the Bank were sold, and all sales were finalized in March, 2008. Proceeds from the auction permitted the collection of all principal, all accrued interest up to the date the loans were placed in nonaccrual status and some collection expenses.

Management classifies commercial and commercial real estate loans as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized and is in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. We charge off consumer loans after 120 days of delinquency unless they are adequately secured and in the process of collection. Non-accrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. We categorize loans as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, allocations for individual loans are included in the allowance calculation based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other loans not subject to individual allocations. These historical loss rates may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

We maintain a modest unallocated amount in the allowance to recognize the imprecision in estimating and measuring losses when evaluating allocations for individual loans or pools of loans. Allocations on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Generally, we do not include loans that are current as to principal and interest in our non-performing assets categories. However, we will still classify a current loan as a potential problem loan if we develop doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the allowance for loan losses. At December 31, 2008 and 2007, we reported classified loans totaling $6.3 million and $6.3 million, respectively, as potential problem loans and made allocations in the allowance for loan losses. Total potential problem loans as a percentage of total loans at December 31, 2008 and 2007 were 2.3% and 2.5%, respectively.

The following table sets forth an analysis of our allowance for loan losses for the years ended December 31, 2008 and 2007.

	December 31,
	2008	2007
	(Dollars in thousands)
Balance at beginning of year	$3,194	$3,128
Allowance from acquisition	—	—
Provision for loan losses	1,927	710
Amounts charged off:
Commercial	542	165
Commercial real estate	16	193
Residential real estate	592	182
Consumer	197	186

Total loans charged off	1,347	726
Recoveries of amounts previously charged off:
Commercial	12	40
Commercial real estate	—	16
Residential real estate	13	—
Consumer	17	26

Total recoveries	42	82

Net charge-offs	1,304	644

Balance at end of year	$3,816	$3,194

Total loans, net of unearned income:
Average	$274,012	$249,279
At December 31	$271,745	$254,765
As a percentage of average loans:
Net charge-offs	.48%	.27%
Provision for loan losses	.70%	.28%

In 2008, recoveries combined with a much higher level of charge-offs resulted in net charge-offs of $1.3 million for the year. Contributing to the higher level of net charge-offs experienced in 2008 were $417,000 in commercial charge-offs taken during the third quarter as the result of the closure of one commercial loan customer, as well as significant increases in charge-offs in the residential real estate portfolio. As a result of the increased level of charge-offs in the residential real estate portfolio, the minimum allocation rate applied to the unclassified portfolio in the allowance for loan losses was increased during 2008. In addition, specific credits in the commercial and commercial real estate portfolios were assigned increased allocation rates as of December 31, 2008. These factors, coupled with increases in bankruptcies and foreclosures and the overall state of the national economy, resulted in the increase in the allowance for loan losses provision during 2008.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	December 31, 2008		December 31, 2007
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)
Residential real estate loans	$823	27.24%	$563	23.99%
Consumer and other loans	340	5.31%	260	6.05%
Commercial and agricultural	1,641	29.16%	1,009	33.27%
Commercial real estate	830	38.29%	1,234	36.69%
Unallocated	182	0.00%	128	0.00%

Total allowance for loan losses	$3,816	100.00%	$3,194	100.00%

We believe that the allowance for loan losses at December 31, 2008 provides for probable incurred credit losses in the loan portfolio as of that date. That determination is based on the best information available to management, but necessarily involves uncertainties and matters of judgment and, therefore, cannot be determined with precision and could be susceptible to significant change in the future. In addition, bank regulatory authorities, as a part of their periodic examinations, may reach different conclusions regarding the quality of the loan portfolio and the level of the allowance, which could require us to make additional provisions in the future. During 2008, the allowance for loan losses allocated to the commercial real estate portfolio decreased from $1.2 million to $830,000. During this period, specific allocations for commercial real estate loans declined from $461,000 to $211,000 while the allocation for past due commercial real estate loans also declined from $35,000 to $3,000. Trends in the Bank’s commercial real estate portfolio indicate historically low past due and charge-off levels; thus, the minimum rate applied to the remaining commercial real estate unclassified portfolio was lowered from 0.80% to 0.60% during 2008.

Securities and Federal Funds Sold

Securities are all classified as available for sale, and averaged $41.6 million in 2008, an increase of $2.2 million, or 5.58%, over the average of $39.4 million in 2007. The table below presents the carrying value of securities for each of the past two years.

	December 31, 2008	December 31, 2007
	(Dollars in thousands)
U.S. Treasury and U.S. Government agencies	$4,504	$6,490
Mortgage-backed securities	15,582	17,135
Municipal securities	19,042	16,833
Other securities	800	1,858

Total available-for-sale securities	$39,928	$42,316

The table below presents the maturities and yield characteristics of securities as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	One Year or Less	Over One Year Through Five Years	Over Five Years Through Ten Years	Over Ten Years	Total Maturities	Fair Value
	(Dollars in thousands)
U.S. Government agencies	$500	$2,970	$1,000	$1,000	$4,470	$4,504
Mortgage-backed securities(1)	—	4,912	9,556	773	15,241	15,582
Municipal securities	—	1,266	7,584	10,512	19,362	19,042
Other Securities	—	—	—	1,860	1,860	800

Total available-for-sale securities	$500	$9,148	$18,140	$13,145	$40,933	$39,928

Percent of total	1.2%	22.4%	44.3%	32.1%	100.0%
Weighted average yield(2)	2.44%	4.27%	5.36%	5.94%	5.28%

(1)	Mortgage-backed securities are grouped into average lives based on December 2008 prepayment projections.
(2)	The weighted average yields are based on amortized cost and municipal securities are calculated on a full tax-equivalent basis.

Deferred Tax Assets

We have a net deferred tax asset of $3.0 million at December 31, 2008. We evaluate this asset on a quarterly basis. To the extent we believe it is more likely than not that it will not be utilized, we will establish a valuation allowance to reduce its carrying amount to the amount it expects to be realized. At December 31, 2008, no valuation allowance has been established against the outstanding deferred tax asset. The deferred tax asset will be utilized as we are profitable in future years. In 2008, we generated a tax return loss of $400,000, which will be carried back to reduce taxes previously paid.

Deposits

Total deposits averaged $290.1 million during 2008, an increase of $5.5 million, or 1.9%, compared to $284.6 million in 2007. Deposits at December 31, 2008 totaled $273.0 million, a decrease of $9.3 million or 3.3% from $282.3 million at December 31, 2007. Included in these totals are brokered deposits of $37.8 million and $18.5 million, for the periods ended December 31, 2008 and 2007, respectively. Time deposits of $100,000 or more totaled $76.3 million at December 31, 2008, compared to $65.0 million at December 31, 2007. Interest expense on time deposits of $100,000 or more was $3.4 million in 2008, compared to $2.2 million in 2007. A summary of average balances and rates paid on deposits for the years ended December 31, 2008 and 2007 follows.

	2008		2007
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest bearing demand	$27,532	0.00%	$26,491	0.00%
Interest bearing demand	51,174	0.62%	63,410	1.42%
Savings	21,095	1.26%	22,944	2.39%
Time	190,299	4.09%	171,731	4.98%

	$290,100	2.89%	$284,576	3.51%

The following table shows the maturities of time deposits of $100,000 or more as of December 31, 2008:

December 31, 2008
(Dollars in thousands)
Three months or less	$9,118
Over three through six months	20,842
Over six through twelve months	16,028
Over one year through three years	20,225
Over three years through five years	10,127
Over five years	—

Total	$76,340

Liquidity, Other Borrowings, and Capital Resources

Borrowings

We obtain advances from the Federal Home Bank of Cincinnati (FHLB) for funding and liability management. These advances are secured borrowings with terms ranging from overnight to six years. Rates vary based on the term to repayment, and are summarized below as of December 31, 2008:

Type	Maturity	Rate	Amount
			(Dollars in thousands)
Variable	January 22, 2009	0.54%	1,000
Variable	February 18, 2009	0.54%	5,000
Fixed	February 26, 2009	0.99%	6,000
Fixed	July 31, 2009	5.14%	2,000
Fixed	October 22, 2009	4.49%	2,000
Fixed	November 30, 2009	4.00%	3,000
Fixed	February 16, 2010	5.11%	2,000
Fixed	August 28, 2012	4.25%	500
Fixed	December 24, 2012	3.36%	2,000
Fixed	December 24, 2014	3.46%	2,000
Fixed	February 25, 2015	2.85%	2,000

			$27,500

At December 31, 2008, we had available collateral to borrow an additional $10.4 million from the FHLB. FHLB borrowings increased in 2008 as it became more cost-effective in the current environment to borrow from the Federal Home Loan Bank than to compete for high-cost deposits.

In 2005, we entered into a credit agreement with a correspondent bank to be used for operating capital and general corporate purposes. The line had a total availability of $3.0 million and matured September 26, 2008. As of December 31, 2007, the line had no balance. The line was not renewed in 2008.

At December 31, 2008, we had established Federal Funds lines of credit totaling $20.6 million with three correspondent banks. No amounts were drawn as of December 31, 2008 or 2007.

Repurchase agreements mature in one business day. The rate paid on these accounts is variable at our discretion and is based on a tiered balance calculation.

We issued $5.0 million in subordinated debentures in October, 2006 in conjunction with the acquisition of KBC. These subordinated debentures bear an interest rate, which reprices each calendar quarter, of 165 basis points over 3-month LIBOR (London Inter Bank Offering Rate). The rates as of December 31, 2008 and 2007, were 5.53% and 6.88%, respectively.

Information regarding our borrowings as of December 31, 2008 and 2007 is presented below:

	2008	2007
	(Dollars in thousands)
Federal funds purchased and repurchase agreements:
Balance at year end	$8,258	$3,181
Weighted average rate at year end	3.04%	2.53%
Average balance during the year	$7,005	$3,087
Weighted average rate during the year	2.71%	2.46%
Maximum month-end balance	$12,714	$3,927
FHLB advances and other borrowings:
Balance at year end	$27,500	$15,317
Weighted average rate at year end	2.76%	4.46%
Average balance during the year	$19,173	$7,990
Weighted average rate during the year	4.01%	4.84%
Maximum month-end balance	$27,500	$15,317
Subordinated debentures:
Balance at year end	$5,000	$5,000
Weighted average rate at year end	5.53%	6.88%
Average balance during the year	$5,000	$5,000
Weighted average rate during the year	5.26%	7.08%
Maximum month-end balance	$5,000	$5,000
Total borrowings:
Balance at year end	$40,758	$23,498
Weighted average rate at year end	3.16%	4.65%
Average balance during the year	$31,178	$16,173
Weighted average rate during the year	3.92%	5.10%
Maximum month-end balance	$45,214	$24,244

Capital Resources

Shareholders’ equity was $39.3 million on December 31, 2008, an increase of $2.0 million or 5.36%, from $37.3 million on December 31, 2007. Retained earnings decreased $5.6 million from the 2008 net loss. $534,000 was paid in preferred dividends and $199,000 was paid in common dividends during the year. We issued 250 shares of Series A preferred stock on December 19, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $8,779,000. See Note 15 for dividend obligations on our preferred stock.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under the regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Under quantitative measures established by regulation to ensure capital adequacy, we are required to maintain minimum amounts and ratios of total Tier 1 capital to risk-weighted assets and to total assets. We believe we met all capital adequacy requirements as of December 31, 2008 and 2007.

Our capital ratios as of December 31, 2008, and 2007 (calculated in accordance with regulatory guidelines) were as follows:

	December 31, 2008	December 31, 2007
Tier 1 leverage ratio	11.31%	9.03%
Regulatory minimum	4.00%	4.00%
“Well-capitalized” minimum	N/A	N/A
Tier 1 risk-based capital ratio	13.52%	10.41%
Regulatory minimum	4.00%	4.00%
“Well-capitalized” minimum	N/A	N/A
Total risk-based capital ratio	14.77%	11.55%
Regulatory minimum	8.00%	8.00%
“Well-capitalized” minimum	N/A	N/A

The Bank’s capital ratios as of December 31, 2008, and 2007 (calculated in accordance with regulatory guidelines) were as follows:

	December 31, 2008	December 31, 2007
Tier 1 leverage ratio	9.68%	8.15%
Regulatory minimum	4.00%	4.00%
“Well-capitalized” minimum	5.00%	5.00%
Tier 1 risk-based capital ratio	11.53%	9.40%
Regulatory minimum	4.00%	4.00%
“Well-capitalized” minimum	6.00%	6.00%
Total risk-based capital ratio	12.78%	10.53%
Regulatory minimum	8.00%	8.00%
“Well-capitalized” minimum	10.00%	10.00%

At December 31, 2008 and 2007, we were categorized as “well capitalized” under the regulatory framework for prompt corrective action.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2008:

	One year or less	More than 1 year but less than 3 years	More than 3 years but less than 5 years	5 years or more	Total
	(Dollars in thousands)
As of December 31, 2008
Time deposits	$127,241	$32,115	$16,821	$43	$176,220
FHLB advances	19,000	2,000	2,500	4,000	27,500
Subordinated debentures	—	—	—	5,000	5,000
Lease commitments	328	665	667	2,976	4,636

Total	$146,569	$34,780	$19,988	$12,019	$213,356

FHLB advances include arrangements under various FHLB credit programs. Long-term FHLB debt is more fully described under the caption “Federal Home Loan Bank Advances and Letter of Credit” in Note 7 of our 2008 audited consolidated financial statements. Lease commitments include the leases in place for certain branch sites.

Liquidity

To maintain a desired level of liquidity, we have several sources of funds available. We primarily rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in its investing activities. As is typical of most banking companies, significant financing activities include issuance of common stock, deposit gathering, and the use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements. Our primary investing activities include purchases of securities and loan originations, offset by maturities, prepayments and sales of securities, and loan payments.

Our objective as it relates to liquidity is to ensure that we have funds available to meet deposit withdrawals and credit demands without unduly penalizing profitability. In order to maintain a proper level of liquidity, the bank has several sources of funds available on a daily basis that can be used for liquidity purposes. Those sources of funds include the bank’s core deposits, consisting of both business and nonbusiness deposits; cash flow generated by repayment of principal and interest on loans and investment securities; FHLB borrowings; and federal funds purchased and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and investment securities are generally a predictable source of funds, deposit outflows and mortgage prepayments are influenced significantly by general interest rates, economic conditions, and competition in our local markets.

For the longer term, the liquidity position is managed by balancing the maturity structure of the balance sheet. This process allows for an orderly flow of funds over an extended period of time. Our asset and liability management committee meets regularly and monitors the composition of the balance sheet to ensure comprehensive management of interest rate risk and liquidity.

Quantitative and Qualitative Disclosures about Market Risk

The Company uses a simulation model as a tool to monitor and evaluate interest rate risk exposure. The model is designed to measure the sensitivity of net interest income and net income to changing interest rates over future time periods. Forecasting net interest income and its sensitivity to changes in interest rates requires the Company to make assumptions about the volume and characteristics of many attributes, including assumptions relating to the replacement of maturing earning assets and liabilities. Other assumptions include, but are not limited to, projected prepayments, projected new volume, and the predicted relationship between changes in market interest rates and changes in customer account balances. These effects are combined with the Company’s estimate of the most likely rate environment to produce a forecast of net interest income and net income. The forecasted results are then adjusted for the effect of a gradual increase and decrease in market interest rates on the Company’s net interest income and net income. Because assumptions are inherently uncertain, the model cannot precisely estimate net interest income or net income or the effect of interest rate changes on net interest income and net income. Actual results could differ significantly from simulated results.

At June 30, 2009, the model indicated that if rates were to increase by 200 basis points during the remainder of the calendar year, then net interest income would increase 3.29% over the next twelve months. The model indicated that if rates were to decrease by 200 basis points over the same period, then net interest income would decrease 10.20%. Net interest income would increase at a slower pace in the rising rate environment due to the increased cost of liabilities that would reprice during this time period compared to the assets which would not reprice in the same timeframe.

Market Risk

Management

Quantitative Aspects of Market Risk.

We do not maintain a trading account for any class of financial instrument nor do we engage in hedging activities or purchase high-risk derivative instruments, and we are not subject to foreign exchange rate risk or commodity price risk.

We monitor interest rate sensitivity and interest rate risk with an earnings simulation model, using rate risk measurement techniques to produce a reasonable estimate of interest margin risks. The system provides several methods for measuring interest rate risk, including rate sensitivity gap analysis to show cash flow and repricing information, and margin simulation, or rate shocking, to quantify the actual income risk, by modeling the Company’s sensitivity to changes in cash flows over a variety of interest rate scenarios. The program performs a full simulation of each balance sheet category under various rate change conditions and calculates the net interest income change for each. Each category’s interest change is calculated as rates ramp up and down. In addition, the prepayment speeds and repricing speeds are changed.

The following illustrates the effects on net interest income of an immediate shift in market interest rates from the earnings simulation model.

Basis point change	+200	bp	-200	bp
Increase (decrease) in net interest income at December 31, 2008	1.2%		(7.6)%
Increase (decrease) in net interest income at December 31, 2007	2.2%		(9.6)%

As of December 31, 2008 and 2007, our balance sheet was in an asset-sensitive position because the repricing characteristics of the balance sheet were such that an increase in interest rates would have a positive effect on earnings and a decrease in interest rates would have a negative effect on earnings.

In preparing the preceding table, we used certain assumptions relating to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Qualitative Aspects of Market Risk.

Our principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity and shorten its effective maturities of certain interest-earning assets.

We have attempted to decrease the average maturity of our assets by:

•	offering a variety of adjustable-rate residential mortgage loans and consumer loans, many of which are retained by the Company for its portfolio;

•	purchasing mortgage-backed and related securities with adjustable rates or estimated lives of five to ten years or less; and

•	purchasing short-to intermediate-term investment securities.

We also sell a portion of our long-term, fixed-rate single-family residential mortgage loans for cash in the secondary market. We retain ARM loans and adjustable-rate mortgage-backed securities, which reprice at regular intervals, because the yield on these assets will help to offset increases in our cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. We do not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. We rely on retail deposits as our primary source of funds and maintain lower-costing savings, NOW and money market accounts, along with higher costing certificates of deposit. We have attempted to lengthen the term of deposits by offering certificates of deposit with longer terms. We believe retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008, unfunded commitments to extend credit totaled $39.0 million, of which $7.0 million were at fixed rates and $32.0 million were at variable rates. At December 31, 2007, unfunded commitments to extend credit were $43.0 million, of which $11.0 million were at fixed rates and $32.0 million were at variable rates. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2008, there was a $2.1 million commitment under a letter of credit and at December 31, 2007, there was a $2.5 million commitment under a letter of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as otherwise disclosed, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Impact of Accounting Pronouncements and Regulatory Policies

New accounting pronouncements are referenced in Note 1 to the Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this filing have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

DESCRIPTION OF PORTER’S CAPITAL STOCK

The following description of capital stock of Porter Bancorp and provisions of its articles of incorporation and bylaws are summaries and are qualified by reference to the terms of these governing instruments. Copies of Porter’s articles of incorporation and bylaws have been filed with the SEC.

Porter Common Shares

General

Porter has 20,000,000 shares of authorized common stock, of which 8,756,598 shares were outstanding as of June 30, 2009.

Holders of Porter common shares are entitled to receive dividends if, as and when declared by Porter’s board of directors out of any funds legally available for dividends. Holders of Porter’s common stock are also entitled, upon Porter’s liquidation, and after satisfaction of any claims of creditors and the preferences of Series A preferred stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata distributions of Porter’s net assets. Porter can pay dividends on Porter’s common stock only if Porter has paid or provided for all dividends on Porter’s outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Porter’s Series A Preferred Stock has, and any other series of preferred stock upon issuance will have, preference over Porter common shares with respect to the payment of dividends and the distribution of assets in the event of Porter’s liquidation or dissolution. Porter’s directors also have the authority to designate and issue up to an additional 965,000 shares of preferred stock in series, and to fix the preferences, limitations and relative rights of any such series.

Holders of Porter common shares are entitled to one vote for each share that they hold and are vested with all of the voting power subject to the right of Porter’s board of directors to designate and to issue series of preferred stock with different voting rights than the common stock.

Porter’s common shares are listed on the NASDAQ Global Market. Outstanding Porter common shares are validly issued, fully paid and non-assessable. Holders of Porter common shares are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for Porter common shares is American Stock Transfer and Trust Company.

Warrant to Purchase Common Stock

On November 21, 2008, we sold $35 million of newly issued the Series A Preferred Stock and issued a warrant to purchase Porter common shares to the United States Department of the Treasury. The terms of the Series A Preferred Stock are described in the following section. The Warrant is initially exercisable for 299,829 Porter common shares at an initial exercise price of $17.51 per share. The exercise price and number of shares subject to the warrant is subject to adjustment in the event of a stock splits, subdivisions, reclassifications and combinations of Porter common shares and certain other corporate events. The warrant will become exercisable for 314,821 shares at an exercise price of $16.68 when our recently announced 5% stock dividend is paid on November 19, 1009. The Warrant may be exercised at any time on or before November 21, 2018. However, the United States Department of the Treasury (as the initial Warrantholder) may not exercise the Warrant for more that one-half of the number of shares initially covered by the Warrant until the earlier of the date on which we receive aggregate gross proceeds of at least $35 million from one or more qualified equity offerings and December 31, 2009. If we complete one or more qualified equity offerings on or before December 31, 2009 that result in our receipt of aggregate gross proceeds of at least $35 million, which amount is equal to 100% of the aggregate liquidation preference of, the number of Porter common shares underlying the portion of the warrant then held by the initial warrantholder will be reduced by an amount equal to one-half of the number of shares initially covered by the Warrant.

Series A Preferred Stock

The following is a brief description of the terms of the Series A Preferred Stock which was issued to the United States Department of the Treasury. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to Porter’s amended and restated articles of incorporation, as amended, including the articles of amendment establishing the terms of the Series A Preferred Stock, copies of which have been filed with the SEC and are also available upon request from Porter.

General

Under Porter’s amended and restated articles of incorporation, Porter has authority to issue up to 1,000,000 shares of preferred stock, no par value per share. Of such number of shares of preferred stock, 35,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, all of which shares of Series A Preferred Stock were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of Series A Preferred Stock are validly issued, fully paid and nonassessable.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by Porter’s board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A preferred stock with respect to each dividend period from November 21, 2008 to, but excluding, February 15, 2014. Thereafter, holders of shares of Series A Preferred Stock will be entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days before the applicable dividend payment date.

If Porter determines not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, Porter is required to provide written notice to the holders of shares of Series A Preferred Stock before the applicable dividend payment date.

Porter is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as Porter, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, Porter is subject to Kentucky state laws relating to the payment of dividends.

Priority

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to Porter’s common shares and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•

at least equal to all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of Porter Bancorp.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, Porter can not pay or declare any dividend on Porter common shares or other junior stock, other than a dividend payable solely in common stock. In addition, neither Porter nor Porter’s subsidiaries may purchase, redeem or otherwise acquire for consideration any Porter common shares or other junior stock unless Porter has paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of Porter common shares or other junior stock in connection with the administration of Porter’s employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by broker-dealer subsidiaries of Porter Bancorp solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•

purchases or other acquisitions by broker-dealer subsidiaries of Porter Bancorp for resale pursuant to an offering by Porter Bancorp of Porter’s stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•

acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not Porter Bancorp or a subsidiary of Porter Bancorp, including as trustee or custodian; and;

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If Porter repurchase shares of Series A Preferred Stock from a holder other than the initial selling securityholder, Porter must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside for, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock must be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the limitations described above, Porter may declare and pay such dividends (payable in cash, stock or otherwise) as may be determined by Porter’s board of directors (or a duly authorized committee of the board) on Porter common shares and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock will not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock may not be redeemed before February 15, 2012 unless Porter has received aggregate gross proceeds from one or more qualified equity offerings (as described below) of at least $8.75 million, which amount equals 25% of the aggregate liquidation amount of the Series A Preferred Stock on the date of issuance. In such a case, Porter may redeem the Series A Preferred Stock, subject to the approval of the Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by Porter from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by Porter, after November 21, 2008, to persons other than Porter Bancorp or its subsidiaries, of shares of perpetual preferred stock, common stock or a combination thereof, that, in each case, qualify as and may be included in Tier 1 capital of Porter Bancorp at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or before October 13, 2008.

After February 15, 2012, the Series A Preferred Stock may be redeemed, subject to the approval of the Federal Reserve Board, at any time and from time to time, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends through the date of redemption. Any declared but unpaid dividends payable on a redemption date that occurs after the dividend record date for the dividend period will be paid to the holder of record of the redeemed shares on such dividend record date, not to the holder entitled to receive the redemption price on the redemption date.

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as Porter’s board of directors or a committee thereof may determine to be fair and equitable.

Porter will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on Porter’s books. This mailing must be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A Preferred Stock designated for redemption will not affect the redemption of any other Series A Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A Preferred Stock are to be redeemed, and the number of shares of Series A Preferred Stock to be redeemed (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by Porter will revert to authorized but unissued shares of Porter’s preferred stock and thereafter may be reissued as shares of any series of preferred stock other than Series A Preferred Stock.

Liquidation Rights

If Porter voluntarily or involuntarily liquidates, dissolves or winds up Porter’s affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of Porter’s assets that are available for distribution to shareholders, after payment or provision for payment of Porter’s debts and other liabilities but before any distribution of assets is made to holders of Porter’s common shares or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If Porter’s assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of Porter common shares or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of Porter’s remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of Porter’s property and assets, nor the consolidation or merger by Porter with or into any other corporation or by another corporation with or into Porter, will constitute a liquidation, dissolution or winding-up of Porter’s affairs.

Conversion

Holders of shares of Series A Preferred Stock have no right to exchange or convert such shares into any other securities.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting Porter’s board of directors will automatically be increased by two and the holders of Series A Preferred Stock will have the right, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, to elect two directors, referred to as the preferred stock directors, at the next annual meeting of shareholders (or at a special meeting called for the purpose of electing the preferred stock directors before the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause Porter to violate the corporate governance requirement of NASDAQ (or any other exchange or trading facility on which Porter’s securities may be listed) that listed companies must have a majority of independent directors.

Once all accrued and unpaid dividends for all past dividend periods have been paid in full, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and Porter’s number of authorized directors will be reduced by the number of preferred stock directors previously elected. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Class Voting Rights as to Particular Matters. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by Porter’s amended and restated articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i)	Authorization of Senior Stock. Any amendment or alteration of the articles of amendment establishing the Series A Preferred Stock or Porter’s amended and restated articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Porter Bancorp;

(ii)	Amendment of Series A Preferred Stock. Any amendment, alteration or repeal of any provision of the articles of amendment establishing the Series A Preferred Stock or Porter’s amended and restated articles of incorporation, including, so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

(iii)	Shares Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of Porter Bancorp with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if Porter Bancorp is not the surviving entity, are converted into or exchanged for preference securities and such shares remaining outstanding or such preference securities, as the case may be, have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges and voting powers of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.

To the extent of the voting rights of the Series A Preferred Stock, holders of shares of Series A Preferred Stock are entitled to one vote for each such share.

The voting provisions described above will not apply if, at or before the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed, or have been called for redemption upon proper notice and sufficient funds have been deposited in trust for such redemption.

COMPARISON OF SHAREHOLDER RIGHTS

Holders of CZFC common shares who tender such shares for consideration in the form of Porter common shares will become shareholders of Porter. The following is a summary of material differences between the rights of holders of Porter common shares and holders of CZFC common shares. Since Porter and CZFC are both organized under the laws of the Commonwealth of Kentucky, differences in the rights of holders of Porter common shares and those of holders of CZFC common shares arise solely from differing provisions of their respective articles of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting and the differences between the rights of holders of Porter common shares and holders of CZFC common shares. Please refer to the Kentucky Business Corporation Act, or “KBCA,” and the governing corporate instruments of Porter and CZFC, which govern the rights of shareholders of Porter and CZFC.

Authorized Capital Stock

Porter

Porter’s authorized capital stock consists of 19,000,000 Porter common shares, no par value, and 1,000,000 shares of Porter preferred stock, no par value. Porter’s articles of incorporation authorize the Porter Board to issue shares of Porter preferred stock in one or more series and to determine the preferences, limitations and relative rights of the shares of Porter preferred stock. Each holder of Porter common shares represented at a meeting of the shareholders is entitled to cast one vote for each share of the common stock entitled to vote thereat held by such shareholder. Porter’s articles of incorporation authorize the Porter board of directors, without any further shareholder action or approval, to issue shares of preferred stock in one or more classes or series, and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. The Porter preferred shares are not entitled to vote on the election of directors, except that the Porter preferred shares may elect two new directors in the event that dividends are not paid on such shares for a period of 6 quarters in the aggregate, until all accrued but unpaid dividends have been satisfied by Porter. As of June 30, 2009, there were 8,339,617 Porter common shares and 35,000 Porter preferred shares issued and outstanding.

CZFC

CZFC’s authorized capital stock consists of 5,000,000 CZFC common shares and 500 shares of CZFC preferred stock, of which 250 have been designated as “Cumulative Convertible Preferred Stock” (the “CZFC Non-TARP preferred shares”) and 250 have been designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A” (the “CZFC TARP preferred shares”). Each holders of CZFC common shares represented at a meeting of the shareholders is entitled to cast one vote for each share of the common stock entitled to vote thereat held by such shareholder. CZFC’s articles of incorporation authorize the CZFC board of directors, without any further shareholder action or approval, to issue shares of preferred stock in one or more classes or series, and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Neither class of CZFC preferred shares are entitled to vote on the election of directors, except that the CZFC Non-TARP preferred shares and the CZFC TARP preferred shares may, voting together as a single class, elect two new directors in the event that dividends are not paid on such shares for a period of 6 quarters in the aggregate, until all accrued but unpaid dividends have been satisfied by CZFC. As of June 30, 2009, there were 1,968,777 CZFC common shares outstanding, 250 CZFC Non-TARP preferred shares outstanding, and 250 CZFC TARP preferred shares outstanding.

Special Meetings of Shareholders

Porter

Special meetings of the shareholders of Porter may be called at any time by its board of directors, Chairman of the Board, Chief Executive Officer and President or Secretary at the written request of the holders of at least

40% in voting power of all capital stock outstanding and entitled to cast votes at the meeting. At a special meeting of shareholders, only such business shall be conducted as shall be specified in the notice of meeting.

CZFC

CZFC’s bylaws provide that special meetings of shareholders, for any purpose, may be called a majority of the board or by written demand of shareholders holding at least 33-1/3% in voting power of all capital stock outstanding and entitled to cast votes on the issue. At a special meeting of shareholders, only such business shall be conducted as shall be specified in the notice of meeting.

Directors

Porter

Porter’s articles of incorporation and bylaws provide that the number of directors may not be less than 2 nor more than 15 and authorize the Board or the shareholders to establish the number of directors within that range. The number of directors is currently fixed at 7. Porter’s bylaws permit the directors to fill vacancies on the Board by the vote of a majority of the directors then in office. Each director is elected annually by the vote of a plurality of the votes cast in the election of directors. Porter directors may be removed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of Porter entitled to vote generally in the election of directors, voting together as a single class.

CZFC

CZFC’s articles of incorporation provide that there be fewer than 7 and no more than 18 directors. CZFC’s board of directors is divided into 3 classes with each class being as nearly equal in number as possible. Each class has a term of office of 3 years after the second election of both the first and second class which have initial terms of one year and two years, respectively. Directors are elected by a vote of a plurality of the votes cast in the election. CZFC’s bylaws provide that shareholders may, at any meeting called for the purpose, remove any director, with or without cause, and may elect his successor. CZFC’s bylaws provide any vacancy on the board of directors may only be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that coincides with the remaining term of that class or until the election of his successor.

Dividends and Other Distributions

Porter

The KBCA prohibits a Kentucky corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Porter is not subject to any other express regulatory restrictions on payments of dividends and other distributions.

The ability of Porter to pay distributions to the holders of Porter common shares will depend, however, to a large extent upon the amount of dividends Porter receives from its subsidiary PBI Bank, which is subject to restrictions imposed by regulatory authorities. In addition, the Federal Reserve could oppose a distribution by Porter if it determined that such a distribution would harm Porter’s ability to support PBI Bank. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by Porter directors.

Under Porter’s articles of incorporation, the Porter preferred shares are entitled to receive if, as and when declared by the Porter board of directors, cumulative cash dividends at an annual rate of 5% (during the first five years of after the issue date of the Porter preferred shares, which increases to 9% per annum after five years) on each quarterly dividend payment date, which annual rate is applied to the liquidation amount per share of each share of Porter preferred shares and the amount of any accrued but unpaid dividends on such dividend payment date.

CZFC

CZFC is subject to the same provisions of the KBCA with respect to a Kentucky corporation making distributions to its shareholders, and CZFC’s ability to pay dividends are subject to similar bank regulatory limitations as apply to Porter.

Under CZFC’s articles of incorporation, the CZFC TARP preferred shares are entitled to receive if, as and when declared by the CZFC board of directors, cumulative cash dividends at an annual rate of 5% (during the first five years of after the issue date of the CZFC TARP preferred shares, which increases to 9% per annum after five years) on each quarterly dividend payment date, which annual rate is applied to the liquidation amount per share of each share of CZFC TARP preferred shares and the amount of any accrued but unpaid dividends on such dividend payment date.

Under CZFC’s articles of incorporation, the CZFC Non-TARP preferred shares are entitled to receive, if, as and when declared by the CZFC board of directors, cumulative quarterly dividends per share at an annual rate of 6.50% of each such shares’s stated value. Dividends are not to be paid on the CZFC Non-TARP preferred shares or the CZFC common shares so long as CZFC TARP preferred shares are outstanding; provided, however, that if dividends are not paid in full on any dividend payment date (or the date relating to the CZFC Non-TARP preferred shares falling within the same quarterly payment period as the CZFC TARP preferred shares, in the event that the payment dates are not the same) on both the CZFC TARP preferred shares and the CZFC Non-TARP preferred shares, all dividends declared on the CZFC TARP preferred shares and the CZFC Non-TARP preferred shares and payable on such dividend payment date shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of CZFC TARP preferred stock and the CZFC Non-TARP preferred stock bear to each other.

Shareholders Nominations and Shareholder Proposals

Porter

Porter’s bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Porter Board or one of its committees, of candidates for election as directors. Porter’s bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the Porter Board must submit the nomination in writing to the corporate secretary of Porter no later than the 120th day before the first anniversary of the date of the proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders. However, if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

The shareholder’s notice must contain the following information:

•

As to a nomination for director, (i) a representation that the shareholder is the holder of record of stock entitled to vote for the election of directors on the date of the notice and intends to appear in person or by proxy at the meeting to make the nomination, (ii) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made, (iii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, and (iv) the consent of each nominee to serve as a director if elected;

•

As to any other business the shareholder proposes to bring before the meeting, a description of such business and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made in such business;

•	The name and address of the shareholder proposing the business or nomination, and beneficial owner, if any; and

•	The class and number of shares owned beneficially and of record by the shareholder and beneficial owner.

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day before the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

CZFC

CZFC’s bylaws provide that no business may be transacted at an annual meeting of shareholders, other than business that is properly brought before the annual meeting. To be properly brought before the meeting, business must be (i) specified in the notice of the meeting, (ii) properly brought before the meeting by or at the direction of the board of directors, or (iii) properly brought before the meeting by a shareholder. To be properly brought before a meeting by a shareholder, the shareholder must give timely notice thereof to the Secretary not less than 60 nor more than 90 days prior to the meeting, except that, in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or public disclosure was made. The bylaws provide no special notice provisions with respect to special meetings; however, for special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting.

CZFC’s bylaws provide that nominations of persons for election to the CZFC board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors, (a) by or at the direction of the board of directors or (b) by any shareholder (i) who is entitled to vote at the meeting and (ii) who complies with the notice procedures (timing and informational) set forth in the bylaws. To be timely, the shareholder must give notice of the nomination to the Secretary not less than 60 nor more than 90 days prior to the meeting, except that, in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or public disclosure was made.

Discharge of Duties; Exculpation and Indemnification

Porter

As permitted by the KBCA, Porter’s articles of incorporation provide that no director of Porter will have any personal liability for monetary damages for breach of fiduciary duty as a director, except for: (a) any breach of the director’s duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) for acts under KRS 271B.8-330; or (d) for any transactions in which a director derives an improper personal benefit.

KRS 271 B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (1) the director has breached or failed to perform his duties as a director in good faith, on an informed basis and in a manner he honestly believes to be in the best interests of the corporation and (ii) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (i) and (ii) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation require Porter to indemnify and advance expenses to its executive officers and directors only in connection with proceedings arising from that person’s conduct in his official capacity with Porter and to the extent permitted by the KBCA. A person may be indemnified and advanced expenses with respect to all threatened, pending or completed actions, suits or proceedings in which the person was, is or is threatened to be made a named defendant or respondent because he is or was a director or executive officer of Porter.

CZFC

CZFC is subject to the same provisions of the KBCA with respect to the manner in which a director of a Kentucky corporation discharges his or her duties and the exculpation and indemnification of the directors of a Kentucky corporation.

As permitted by the KBCA, CZFC’s articles of incorporation provide that no director of CZFC will have any personal liability for monetary damages for breach of fiduciary duty as a director, except for: (a) any breach of the director’s duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) for acts under KRS 271B.8-330; or (d) for any transactions in which a director derives an improper personal benefit.

CZFC’s bylaws require CZFC to indemnify to its executive officers and directors only in connection with proceedings arising from that person’s conduct in his official capacity with CZFC and to the extent permitted by the KBCA. A person may be indemnified with respect to all threatened, pending or completed actions, suits or proceedings in which the person was, is or is threatened to be made a named defendant or respondent because he is or was (i) a director or executive officer of CZFC, (ii) is or was serving as an “audit committee financial expert” on the audit or other committee of the CZFC board of directors, (iii) is or was an employee or agent of CZFC, or (iv) is or was serving at the specific request of CZFC as a director, officer, employee or agent of another company or other enterprise in which CZFC should own, directly or indirectly, an equity interest or of which it may be a creditor.

Mergers, Share Exchanges, Asset Sales and Business Combinations

Porter

The KBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger.

The KBCA provides that in its evaluation of a business combination proposal of another party, the board of directors of a Kentucky corporation may consider the following factors: (i) the interests of the corporation’s employees, suppliers, creditors and customers; (ii) the economy of the state and nation; (iii) the community and societal considerations; and (iv) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Porter has no specific provisions in its articles of incorporation or bylaws pertaining to mergers or other business combination transactions, except for certain voting rights of the Porter preferred shares in the event of a merger or other business combination transaction.

CZFC

CZFC is subject to the same provisions of the KBCA governing the evaluation of a business combination by the board of directors, shareholder approval of mergers, share exchanges or the sale of all or substantially all of the assets of a corporation, and has no specific provisions in its articles of incorporation or bylaws pertaining to those business combination transactions, other than certain conversion rights of the CZFC Non-TARP preferred shares in the event of certain change of control transactions and certain voting rights of the CZFC TARP preferred shares in the event of a merger or other business combination transaction.

Amendments to Articles of Incorporation and Bylaws

Porter

The KBCA provides that an amendment of the corporation’s articles of incorporation will be approved if the votes cast favoring the amendment exceed the votes cast opposing the amendment within each voting group entitled to vote. If the amendment would materially and adversely affect the rights of a shareholder or otherwise entitle the shareholders within the voting group to exercise dissenters’ rights, the amendment must be approved by a majority of the votes entitled to be cast on the amendment within the voting group.

Porter’s bylaws grant to the Porter Board authority to adopt, alter, amend or repeal Porter’s bylaws by affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present, subject to the power of the shareholders to change or repeal the bylaws.

CZFC

CZFC is subject to the same provisions of the KBCA governing amendments to the articles of incorporation. CZFC’s bylaws provide that any and all provisions of the bylaws may be altered, amended, repealed or restated by a majority of the board or by the shareholders of CZFC.

Shareholders’ Right of Dissent and Appraisal

Porter

The KBCA provides that shareholders have the right to dissent from mergers, share exchanges and amendments to the articles of incorporation that materially and adversely change their rights and to receive the payment of the fair value of their shares in cash, as determined in a judicial appraisal proceeding.

CZFC

CZFC is subject to the same provisions of the KBCA governing dissenters’ rights.

Liquidation or Dissolution

Porter

In the event of the liquidation, dissolution or winding-up of the affairs of Porter, holders of outstanding Porter common shares are entitled to share, in proportion to their respective interests, Porter’s assets and funds remaining after payment, or provision for payment of all debts and other liabilities, including the payment in full on the Porter preferred shares of (i) the liquidation amount per share and (ii) the amount of any accrued but unpaid dividends, whether or not declared, to the date of such payment.

Because Porter is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any Porter preferred shares or any other preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that Porter may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by Porter for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

CZFC

In the event of the liquidation, dissolution or winding-up of the affairs of CZFC, holders of outstanding CZFC common shares are entitled to share, in proportion to their respective interests, in CZFC’s assets and funds remaining after payment, or provision for payment of all debts and other liabilities, including the payment in full of both (A) the CZFC TARP preferred shares of (i) the liquidation amount per share for each such share and (ii) the amount of any accrued but unpaid dividends on each such share, whether or not declared, to the date of such payment and (B) the CZFC Non-TARP preferred shares of an amount equal to (i) the stated value per share for each such share and (ii) all accrued but unpaid dividends on each such share.

Because CZFC is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any CZFC TARP preferred shares and CZFC Non-TARP preferred shares, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that Porter may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by Porter for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

LEGAL MATTERS

Before this registration statement becomes effective, Frost Brown Todd LLC will provide an opinion regarding the validity of the shares of Porter common stock to be issued pursuant to the offer.

EXPERTS

The consolidated financial statements for the year ended December 31, 2008 included in this prospectus/offer to exchange have been audited by Crowe Horwath LLP (formerly known as Crowe Chizek and Company LLC), independent registered public accounting firm, as stated in their report which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CZFC for the year ended December 31, 2008 (including schedules appearing therein) included in this prospectus/offer to exchange have been audited by an independent registered public accounting firm, as set forth in their reports thereon. Pursuant to Rule 439 under the Securities Act, CZFC’s independent auditors must consent to the inclusion in this prospectus/offer to exchange of their audit reports included in CZFC’s Annual Report on Form 10-K for the year ended December 31, 2008. Porter is requesting that CZFC authorize their independent auditors to consent to the inclusion of such audit reports in this prospectus/offer to exchange. As of the date hereof, CZFC has not responded to Porter’s request. If Porter receives this consent, Porter will promptly file it as an exhibit to Porter’s registration statement of which this prospectus/offer to exchange forms a part.

MISCELLANEOUS

The offer is being made solely by this prospectus/offer to exchange and the accompanying letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of shares of CZFC common stock. Porter is not aware of any jurisdiction where the making of the offer or the tender of shares of CZFC common stock in connection therewith would not be in compliance with the laws of such jurisdiction. If Porter becomes aware of any jurisdiction in which the making of the offer or the tender of shares of CZFC common stock in connection therewith would not be in compliance with applicable law, Porter will make a good faith effort to comply with any such law. If, after such good faith effort, Porter cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of CZFC common stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Porter by the dealer managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

Porter and CZFC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room

100 F Street NE

Room 1024

Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services. You also may access our periodic reports and ownership reports of our directors and executive officers on our corporate website www.pbibank.com.

Porter has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of Porter common stock to be issued in the offer. This prospectus/offer to exchange is a part of that registration statement. We may also file amendments to the registration statement. In addition, on the date of the initial filing of the registration statement that contains this prospectus/offer to exchange, we filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer, and we may also file amendments to the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM PORTER, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN DECEMBER 15, 2009, OR FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE, WHICHEVER IS LATER, TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF PORTER’S OFFER. If you request any of these documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IN MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES OF CZFC COMMON STOCK INTO PORTER’S OFFER. PORTER HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE. THIS PROSPECTUS/OFFER TO EXCHANGE IS DATED OCTOBER     , 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/OFFER TO EXCHANGE TO SHAREHOLDERS NOR THE ISSUANCE OF SHARES OF PORTER COMMON STOCK IN PORTER’S OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Balance Sheets

(dollars in thousands except share data)

	June 30, 2009	December 31, 2008
Assets
Cash and due from financial institutions	$89,991	$43,767
Federal funds sold	6,537	8,779

Cash and cash equivalents	96,528	52,546
Interest-bearing deposits in other financial institutions	600	600
Securities available for sale	178,161	173,077
Mortgage loans held for sale	214	—
Loans, net of allowance of $20,740 and $19,652, respectively	1,341,105	1,330,454
Premises and equipment	23,412	22,543
Goodwill	23,794	23,794
Accrued interest receivable and other assets	45,994	44,843

Total assets	$1,709,808	$1,647,857

Liabilities and Shareholders’ Equity
Deposits
Non-interest bearing	$91,630	$92,940
Interest bearing	1,272,562	1,195,609

Total deposits	1,364,192	1,288,549
Federal funds purchased and repurchase agreements	11,232	10,084
Federal Home Loan Bank advances	126,350	142,776
Accrued interest payable and other liabilities	7,891	8,235
Subordinated capital note	9,000	9,000
Junior subordinated debentures	25,000	25,000

Total liabilities	1,543,665	1,483,644
Shareholders’ equity
Preferred stock, no par, 1,000,000 shares authorized, 35,000 issued and outstanding Liquidation preference of $35 million at June 30, 2009	34,219	34,131
Common stock, no par, 19,000,000 shares authorized, 8,756,598 and 8,702,330 shares issued and outstanding, respectively	76,897	76,897
Additional paid-in capital	13,648	13,483
Retained earnings	41,808	39,957
Accumulated other comprehensive income (loss)	(429)	(255)

Total shareholders’ equity	166,143	164,213

Total liabilities and shareholders’ equity	$1,709,808	$1,647,857

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Income

(dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest income
Loans, including fees	$21,102	$23,385	$42,372	$47,177
Taxable securities	2,152	1,223	4,014	2,544
Tax exempt securities	223	205	444	390
Fed funds sold and other	168	228	317	604

	23,645	25,041	47,147	50,715

Interest expense
Deposits	9,468	11,152	19,386	23,593
Federal Home Loan Bank advances	937	1,434	2,086	2,757
Subordinated capital note	98	—	200	—
Junior subordinated debentures	209	318	460	743
Federal funds purchased and other	120	165	235	307

	10,832	13,069	22,367	27,400

Net interest income	12,813	11,972	24,780	23,315
Provision for loan losses	1,600	750	3,200	1,400

Net interest income after provision for loan losses	11,213	11,222	21,580	21,915
Non-interest income
Service charges on deposit accounts	788	902	1,476	1,731
Income from fiduciary activities	198	331	418	584
Secondary market brokerage fees	73	106	131	221
Title insurance commissions	44	54	64	94
Net gain on sales of loans originated for sale	241	—	241	—
Net gain (loss) on sales of securities	—	(139)	1	(45)
Other	551	534	1,050	1,021

	1,895	1,788	3,381	3,606

Non-interest expense
Salaries and employee benefits	3,813	3,892	7,691	7,716
Occupancy and equipment	981	904	1,979	1,817
FDIC Insurance	503	242	962	463
FDIC special assessment	781	—	781	—
State franchise tax	450	435	900	870
Professional fees	203	172	431	418
Postage and delivery	184	192	368	367
Communications	230	188	385	349
Advertising	125	140	283	301
Other real estate owned expense	226	120	353	347
Other	732	762	1,371	1,516

	8,228	7,047	15,504	14,164

Income before income taxes	4,880	5,963	9,457	11,357
Income tax expense	1,635	1,990	3,151	3,787

Net income	3,245	3,973	6,306	7,570
Less:
Dividends on preferred stock	437	—	875	—
Accretion on preferred stock	44	—	88	—

Net income available to common shareholders	$2,764	$3,973	$5,343	$7,570

Basic and diluted earnings per common share	$0.31	$0.46	$0.61	$0.87

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Changes in Shareholders’ Equity

For Six Months Ended June 30, 2009

(dollars in thousands, except share and per share data)

	Shares		Amount		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Common	Preferred	Common	Preferred
Balances, January 1, 2009	8,702,330	35,000	$76,897	$34,131	$13,483	$39,957	$(255)	$164,213
Issuance of unvested stock	54.268	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	165	—	—	165
Comprehensive income:
Net income	—	—	—	—	—	6,306	—	6,306
Changes in accumulated other comprehensive income (loss), net of taxes	—	—	—	—	—	—	(174)	(174)

Total comprehensive income	—	—	—	—	—	—	—	6,132

Dividends on preferred stock	—	—	—	—	—	(875)	—	(875)
Amortization of preferred stock discount	—	—	—	88	—	(88)	—	—
Cash dividends declared ($0.40 per share)	—	—	—	—	—	(3,492)	—	(3,492)

Balances, June 30, 2009	8,756,598	35,000	$76,897	$34,219	$13,648	$41,808	$(429)	$166,143

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Cash Flows

For Six Months Ended June 30, 2009 and 2008

(dollars in thousands)

	2009	2008
Cash flows from operating activities
Net income	$6,306	$7,570
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,867	1,881
Provision for loan losses	3,200	1,400
Net amortization (accretion) on securities	147	(70)
Stock-based compensation expense	178	136
Net gain on loans originated for sale	(241)	—
Loans originated for sale	(12,128)	—
Proceeds from sales of loans originated for sale	12,076	—
Net (gain) loss on sales of investment securities	(1)	45
Net loss on sales of other real estate owned	60	112
Earnings on bank owned life insurance	(142)	(156)
Federal Home Loan Bank stock dividends	—	(259)
Net change in accrued interest receivable and other assets	938	2,506
Net change in accrued interest payable and other liabilities	(280)	(1,429)

Net cash from operating activities	11,980	11,736

Cash flows from investing activities
Purchases of available-for-sale securities	(23,272)	(15,087)
Sales and calls of available-for-sale securities	762	21,905
Maturities and prepayments of available-for-sale securities	17,013	13,899
Proceeds from sale of other real estate owned	6,737	4,342
Improvements to other real estate owned	(37)	(150)
Loan originations and payments, net	(23,550)	(59,408)
Purchases of premises and equipment, net	(1,678)	(1,851)
Redemption of bank owned life insurance	—	2,179
Acquisition of Paramount Bank, net	—	(5,215)

Net cash from investing activities	(24,025)	(39,386)

Cash flows from financing activities
Net change in deposits	75,643	25,718
Net change in federal funds purchased and repurchase agreements	1,148	(532)
Repayment of Federal Home Loan Bank advances	(66,426)	(1,669)
Advances from Federal Home Loan Bank	50,000	25,000
Repurchase common stock	—	(301)
Cash dividends paid on preferred stock	(846)	—
Cash dividends paid on common stock	(3,492)	(3,313)

Net cash from financing activities	56,027	44,903

Net change in cash and cash equivalents	43,982	17,253
Beginning cash and cash equivalents	52,546	42,987

Ending cash and cash equivalents	$96,528	$60,240

Supplemental cash flow information:
Interest paid	$15,542	$28,046
Income taxes paid	3,650	3,100
Supplemental non-cash disclosure:
Transfer from loans to other real estate	$8,877	$6,810

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation – The consolidated financial statements include Porter Bancorp, Inc. (Company or PBI) and its wholly-owned subsidiary, PBI Bank (Bank). All significant inter-company transactions and accounts have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire year. A description of other significant accounting policies is presented in the notes to the Consolidated Financial Statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K.

Use of Estimates – To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Mortgage Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with mortgage servicing rights (“MSR”) retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the MSR. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. Substantially all of the gain on sales of loans are reported in earnings when loans are locked. MSRs represent an estimate of the present value of future cash servicing income, net of estimated costs that we expect to receive on loans sold with servicing retained. MSRs are capitalized as separate assets.

The Company enters into interest rate lock commitments on a loan by loan basis for fixed rate mortgage loans, generally lasting 30 to 90 days and are at market rates when initiated.

Servicing Rights – Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recording in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with loan servicing fees, net on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing income, late fees and ancillary fees related to loan servicing are not material.

Reclassifications – Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Standards

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard did not have a material effect on the Corporation’s results of operations or financial position.

FASB Staff Position (FSP) “SFAS 142-3, Determination of the Useful Life of Intangible Assets” amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The FSP provides that in addition to considering the entity specific factors in paragraph 11 of Statement No.142, an entity shall consider its own historical experience in renewing or extending similar arrangements. Alternatively, if an entity lacks historical experience, it shall consider the assumptions a market participant would use consistent with the highest and best use of the asset, adjusted for the entity specific factors in paragraph 11 of Statement No. 142. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Adoption of this FSP had no material impact on our results of operations or financial position.

FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively. This FSP requires share based compensation awards that qualify as participating securities to be included in basic EPS using the two-class method. A share based compensation award is considered a participating security if it receives non-forfeitable dividends. A non-forfeitable dividend would be a dividend that the participant receives before the award is vested and if the participant forfeits the actual shares awarded the dividends he/she has received do not have to be paid back to the company. This guidance was adopted in the first quarter and has been applied to all periods shown. See Note 7 for further discussion.

The FASB finalized four FSPs regarding the accounting treatment for investments including mortgage-backed securities. These FSPs changed the method for determining if an Other-than-temporary impairment (“OTTI”) exists and the amount of OTTI to be recorded through an company’s income statement. The changes brought about by the FSPs provide greater clarity and reflect a more accurate representation of the credit and noncredit components of an OTTI event. The four FSPs are:

•	FSP “SFAS 157-3 Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” clarifies the application of SFAS 157, “Fair Value Measurements,” in a market that is not

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

•

FSP “SFAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Assets or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” provides guidelines for making fair value measurements more consistent with the principles presented in SFAS 157, “Fair Value Measurements.”

•

FSP “SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-than-temporary impairments” provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

•	FSP “SFAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments” enhances consistency in financial reporting by increasing the frequency of fair value disclosures.

These staff positions are effective for financial statements issued for periods ending after June 15, 2009.

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. Management evaluated events and transactions occurring after June 30, 2009 but before August 7, 2009. The impact of adoption did not have a material impact on the results of operations or financial position of the Company.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.” This statement removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities. The objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Management is currently evaluating this standard but does not expect the impact of adoption to be material to the results of operations or financial position of the Company.

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162.” This statement will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Management is currently evaluating this standard but does not expect the impact of adoption to be material to the results of operations or financial position of the Company.

Note 2 – Stock Plans and Stock Based Compensation

At June 30, 2009, the Company has a stock option plan and a stock incentive plan. On December 31, 2005 the Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006, the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made after assumption of the plan and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company’s common stock upon the exercise of stock options or upon the grant of stock awards. As of June 30, 2009, the Company had granted outstanding options to purchase 209,799 shares under the 2000 option plan and 40,604 shares under the 2006 plan. The Company also had granted under the 2006 plan 111,104 unvested shares net of forfeitures and vesting. The Company has 248,711 shares remaining available for issue under the 2006 Plan. All shares issued under the above mentioned plans came from authorized and unissued shares.

On May 15, 2006, the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company’s voting common stock on June 8, 2006. On May 22, 2008, shareholders voted to amend the plan to change the form of incentive award from stock options to unvested shares. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options or upon the grant of unvested stock awards granted under the plan. Prior to the amendment, options were granted automatically under the plan at fair market value on the date of grant. The options vest over a three-year period and have a five year term. After May 22, 2008, unvested shares will be granted automatically under the plan at fair market value on the date of grant and vest semi-annually on the anniversary date of the grant over three years. To date, the Company has granted outstanding options to purchase 47,408 shares and granted 4,277 unvested shares to non-employee directors. At June 30, 2009, 52,457 shares remain available for issue under this plan.

All stock options have an exercise price that is equal to or greater than the fair market value of the Company’s stock on the date the options were granted. Options granted generally become fully exercisable at the end of three years of continued employment. Options granted under the 2000 plan have a life of ten years while those granted under the 2006 plan have a life of five years.

The following table summarizes stock option activity:

	Six Months Ended June 30, 2009		Twelve Months Ended December 31, 2008
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning	297,810	$22.89	313,723	$22.83
Granted	—	—	—	—
Forfeited	—	—	(15,913)	21.72

Outstanding, ending	297,810	$22.89	297,810	$22.89

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

The following table details stock options outstanding:

June 30, 2009
Stock options vested and currently exercisable:	290,110
Weighted average exercise price	$22.94
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	1.3
Total Options Outstanding:	297,810
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	1.3

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. The intrinsic value of the vested and expected to vest stock options is $0 at June 30, 2009. There were no options exercised during the first six months of 2009. The Company recorded $30,000 of stock option compensation during the six months ended June 30, 2009 to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $11,000 was recognized. No options were modified during the period. As of June 30, 2009, no stock options issued by the Company have been exercised.

From time-to-time the Company grants unvested shares to employees and non-employee directors. The shares vest either semi-annually or annually over three to ten years on the anniversary date of the grant date provided the employee or director continues in such capacity at the vesting date. The fair value on the date of grant for the 2009 grants ranged from $10.85 to $13.52 per share. The Company recorded $148,000 of stock-based compensation during the first six months of 2009 to salaries and employee benefits. A deferred tax benefit of $52,000 was recognized related to this expense.

The following table summarizes unvested share activity as of and for the periods indicated:

	Six Months Ended June 30, 2009		Twelve Months Ended December 31, 2008
	Shares	Weighted Average Grant Price	Shares	Weighted Average Grant Price
Outstanding, beginning	72,440	$19.83	45,677	$22.58
Granted	54,268	10.97	35,228	17.66
Vested	(11,328)	19.12	(5,418)	22.10
Forfeited	—	—	(3,046)	21.10

Outstanding, ending	115,380	$15.73	72,441	$19.83

Unrecognized stock based compensation expense related to stock options and unvested shares for the remainder of 2009 and beyond is estimated as follows (in thousands):

July 2009 – December 2009	$208
2010	357
2011	346
2012	334
2013 & thereafter	533

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 3 – Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
June 30, 2009
U.S. Government and federal agency	$1,086	$29	$—	$1,115
State and municipal	24,819	376	(365)	24,830
Agency mortgage-backed	107,041	3,118	—	110,159
Private label mortgage-backed	31,210	449	(3,177)	28,482
Corporate bonds	12,059	166	(540)	11,685
Other debt securities	704	—	(123)	581

Total debt securities	176,919	4,138	(4,205)	176,852
Equity	1,902	17	(610)	1,309

Total	$178,821	$4,155	$(4,815)	$178,161

December 31, 2008
U.S. Government and federal agency	$2,938	$22	$—	$2,960
State and municipal	24,493	330	(415)	24,408
Agency mortgage-backed	119,807	1,293	(118)	120,982
Private label mortgage-backed	17,139	—	(494)	16,645
Corporate bonds	6,489	39	(451)	6,077
Other	704	—	—	704

Total debt securities	171,570	1,684	(1,478)	171,776
Equity	1,900	28	(627)	1,301

Total	$173,470	$1,712	$(2,105)	$173,077

Sales and calls of available for sale securities were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Proceeds	$261	$21,862	$762	$21,905
Gross gains	—	431	1	525
Gross losses	—	570	—	570

The amortized cost and fair value of the investment securities portfolio are shown by expected maturity. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2009
	Amortized Cost	Fair Value
	(in thousands)
Maturity
Available-for-sale
Within one year	$14,998	$14,800
One to five years	111,638	113,220
Five to ten years	38,356	38,181
Beyond ten years	13,829	11,960

Total	$178,821	$178,161

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Securities pledged at June 30, 2009 and December 31, 2008 had carrying values of approximately $67.6 million and $74.2 million, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, underlying credit quality of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the sector or industry trends and cycles affecting the issuer, and the results of reviews of the issuer’s financial condition. At June 30, 2009, all significant private label mortgage-backed securities were rated AAA.

At June 30, 2009, the Company held 44 equity securities. Of these securities, 7 had an unrealized loss of $74,000 and had been in an unrealized loss position for less than twelve months and 29 had an unrealized loss of $536,000 and had been in an unrealized loss position for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management believes it is more likely than not that it will not be required to sell securities with unrealized losses until recovery, which for fixed income securities may be at maturity. As of June 30, 2009, management does not believe any equity securities in our portfolio should be classified as other than temporarily impaired.

Securities with unrealized losses at June 30, 2009 and December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
June 30, 2009
U.S. Government and federal agency	$—	$—	$—	$—	$—	$—
State and municipal	8,588	(275)	975	(90)	9,563	(365)
Agency mortgage-backed	59	—	—	—	59	—
Private label mortgage-backed	13,985	(3,092)	4,942	(85)	18,927	(3,177)
Corporate bonds	2,005	(56)	4,649	(484)	6,654	(540)
Other debt securities	581	(123)	—	—	581	(123)
Equity	176	(74)	1,024	(536)	1,200	(610)

Total temporarily impaired	$25,394	$(3,620)	$11,590	$(1,195)	$36,984	$(4,815)

December 31, 2008
U.S. Government and federal agency	$—	$—	$—	$—	$—	$—
State and municipal	12,240	(412)	96	(3)	12,336	(415)
Agency mortgage-backed	34,119	(61)	1,446	(57)	35,565	(118)
Private label mortgage-backed	9,730	(494)	—	—	9,730	(494)
Corporate bonds	2,266	(141)	2,776	(310)	5,042	(451)
Equity	578	(315)	447	(312)	1,025	(627)

Total temporarily impaired	$58,933	$(1,423)	$4,765	$(682)	$63,698	$(2,105)

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 4 – Loans

Loans were as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Commercial	$90,899	$90,978
Real estate	1,215,072	1,202,019
Agriculture	16,100	16,181
Consumer	36,903	37,783
Other	2,871	3,145

Subtotal	1,361,845	1,350,106
Less: Allowance for loan losses	(20,740)	(19,652)

Loans, net	$1,341,105	$1,330,454

Activity in the allowance for loan losses was as follows:

	June 30, 2009	June 30, 2008
	(in thousands)
Beginning balance	$19,652	$16,342
Acquired in bank acquisition	—	1,420
Provision for loan losses	3,200	1,400
Loans charged-off	(2,283)	(1,217)
Loan recoveries	171	188

Ending balance	$20,740	$18,133

Impaired loans were as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Loans with no allocated allowance for loan losses	$3,668	$3,479
Loans with allocated allowance for loan losses	1,721	2,624

Total	$5,389	$6,103

Amount of the allowance for loan losses allocated	$76	$224

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Average of impaired loans during the period	$7,002	$5,441
Interest income recognized during impairment	217	84
Cash basis interest income recognized	217	84

Impaired loans include commercial, construction, agriculture, and commercial real estate loans on non-accrual or classified as doubtful, whereby collection of the total amount is improbable, or loss, whereby all or a portion of the loan has been written off or a specific allowance for loss had been provided.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Nonperforming loans were as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Loans past due 90 days or more still on accrual	$8,405	$11,598
Non-accrual loans	10,872	9,725

Nonperforming loans include impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment. At June 30, 2009 we had restructured loans totaling $8.4 million, compared with $13.6 million at December 31, 2008, with borrowers who experienced deterioration in financial condition. These loans are secured by 1 to 4 residential or commercial real estate properties. Management believes these loans are well secured and the borrowers have the ability to repay the loans in accordance with the renegotiated terms.

Note 5 – Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank were as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Single maturity advances with fixed rates from 0.20% to 5.64% maturing from 2009 through 2012, averaging 2.66% for 2009	$111,500	$126,595
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2009 through 2035, averaging 3.72% for 2009	14,850	16,181

Total	$126,350	$142,776

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by first mortgage loans, under a blanket lien arrangement. At June 30, 2009, the Bank had unused borrowing capacity of $90.8 million with the FHLB.

Note 6 – Fair Values Measurement

SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy about the assumptions used to measure fair value. SFAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When that occurs, we classify the fair value hierarchy on the lowest level of input that is significant to the fair value measurement. We used the following methods and significant assumptions to estimate fair value.

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Matrix pricing relies on the securities’ relationship to similarly traded securities, benchmark curves, and the benchmarking of like securities. Matrix pricing utilizes observable market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In instances where broker quotes are used, these quotes are obtained from market makers or broker-dealers recognized to be market participants. This valuation method is classified as Level 2 in the fair value hierarchy. Preferred stock issued by closely held financial institutions and privately issued mortgage-backed securities were historically priced using Level 2 inputs. The decline in the level of observable inputs in these classes of investments at the measurement date has been significant and resulted in unreliable external pricing. Broker pricing and bid/ask spreads, when available, vary widely. As such, these investments are now priced using Level 3 inputs.

Impaired Loans: Impaired loans are evaluated at the time the loan is identified as impaired and are recorded at fair value. Market value is measured based on the value of the collateral securing these loans and is classified as Level 3 in the fair value hierarchy. Fair value is determined using several methods. Generally the fair value of real estate is determined based on appraisals by qualified licensed appraisers. If an appraisal is not available, the fair value of the collateral may be determined by using a cash flow analysis, a broker’s opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value on non-real estate collateral loans is determined using similar methods. In addition, business equipment may be valued by using the net book value from the business’ financial statements. Impaired loans are evaluated quarterly for additional impairment.

Other Real Estate Owned (OREO): OREO is evaluated at the time of acquisition and recorded at fair value as determined by independent appraisal or internal market evaluation less cost to sell. OREO is further evaluated quarterly for impairment. The aggregate fair value of OREO acquired and/or written down to fair value during the period is disclosed below.

Financial assets measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at June 30, 2009
		(in thousands)
Description	June 30, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities
U.S. Government and federal agency	$1,115	$—	$1,115	$—
State and municipal	24,830	—	24,830	—
Agency mortgage-backed	110,159	—	110,159	—
Private label mortgage-backed	28,482	—	—	28,482
Corporate bonds	11,685	—	11,685	—
Other debt securities	581	—	—	581
Equity securities	1,309	1,309	—	—

Total	$178,161	$1,309	$147,789	$29,063

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Roll-forward of activity for our Significant Unobservable Inputs (Level 3) follows:

Available-for-sale securities	Six Months Ended June 30, 2009
Balance, January 1, 2009	$0
Purchases	16,386
Transfers from Level 2	17,349
Net accretion (amortization)	334
Principal paydowns	(1,706)
Net change in unrealized gain (loss)	(3,300)

Balance, June 30, 2009	$29,063

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at June 30, 2009
		(in thousands)
Description	June 30, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$4,608	$—	$—	$4,608
Other real estate owned	8,877	—	—	8,877

Impaired loans had a carrying amount of $5.4 million and a valuation allowance of $781,000, resulting in an additional provision for loan losses of $103,000 for the first six months of 2009.

Other real estate owned write-downs recorded during the first six months of 2009 totaled $405,000.

Financial assets measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008
		(in thousands)
Description	December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities
U.S. Government and federal agency	$2,960	$—	$2,960	$—
State and municipal	24,408	—	24,408	—
Agency mortgage-backed	120,982	—	120,982	—
Private label mortgage-backed	16,645	—	16,645	—
Corporate bonds	6,077	—	6,077	—
Other debt securities	704	—	704	—
Equity	1,301	1,301	—	—

Total	$173,077	$1,301	$171,776	$—

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008
		(in thousands)
Description	December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$4,854	$—	$—	$4,854
Other real estate owned	5,816	—	—	5,816

Impaired loans had a carrying amount of $6.1 million and a valuation allowance of $1.2 million, resulting in an additional provision for loan losses of $1.06 million for 2008.

Other real estate owned write-downs recorded during 2008 totaled $478,000.

Carrying amount and estimated fair values of financial instruments were as follows for the periods indicated:

	June 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Cash and cash equivalents	$96,528	$96,528	$52,546	$52,546
Interest-bearing deposits with banks	600	600	600	600
Loans, net	1,341,105	1,353,724	1,330,454	1,342,446
Accrued interest receivable	9,412	9,412	10,228	10,228
Financial liabilities
Deposits	$1,364,192	$1,362,044	$1,288,549	$1,285,772
Federal funds purchased and securities sold under agreements to repurchase	11,232	11,232	10,084	10,084
Federal Home Loan Bank advances	126,350	127,627	142,776	144,030
Subordinated capital notes	9,000	7,753	9,000	8,216
Junior subordinated debentures	25,000	20,051	25,000	21,326
Accrued interest payable	3,052	3,052	3,722	3,722

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits with banks, repurchase agreements, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. The fair value of loans is estimated in accordance with paragraph 31 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, by discounting expected future cash flows using market rates on like maturity. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of subordinated capital notes and junior subordinated debentures are based on current rates for similar types of financing. The carrying amount is the estimated fair value for variable and subordinated debentures that reprice frequently. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which is not material.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 7 – Earnings per Share

The factors used in the earnings per share computation follow:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands, except share and per share data)
Basic
Net income	$3,245	$3,973	$6,306	$7,570
Less:
Preferred stock dividends	437	—	875	—
Accretion of preferred stock discount	44	—	88	—

Net income available to common shareholders	$2,764	$3,973	$5,343	$7,570

Weighted average voting and unvested common shares outstanding	8,754,908	8,698,112	8,732,195	8,693,137

Basic earnings per common share	$0.31	$0.46	$0.61	$0.87

Diluted
Weighted average voting and unvested common shares outstanding	8,754,908	8,698,112	8,732,195	8,693,137
Add: dilutive effects of assumed exercises of stock options and warrants	—	—	—	—

Average shares and potential common shares	8,754,908	8,698,112	8,732,195	8,693,137

Diluted earnings per common share	$0.31	$0.46	$0.61	$0.87

All historical data has been adjusted to reflect the 5% stock dividend paid on November 10, 2008, and the 5% stock dividend announced on October 19, 2009, payable November 19, 2009.

In connection with our adoption of FSP EITF 03-6-1, weighted average voting and unvested common shares outstanding includes unvested shares issued through the 2006 incentive compensation plan of 115,380 at June 30, 2009 and 78,710 at June 30, 2008. This FSP requires share based compensation awards that qualify as participating securities to be included in basic EPS using the two-class method. A share based compensation award is considered a participating security if it receives non-forfeitable dividends. A non-forfeitable dividend would be a dividend that the participant receives before the award is vested and if the participant forfeits the actual shares awarded the dividends he/she has received do not have to be paid back to the company. Adoption of this FSP had no effect on current or prior period basic and diluted EPS. Reduced basic and diluted EPS for the second quarter and first six months of 2008, from previously reported EPS, by three and six cents per common share, respectively, was the result of the adjustment to reflect the 5% stock dividend paid on November 10, 2008.

Stock options for 297,810 shares of common stock for 2009 and 310,967 shares of common stock for 2008 were not considered in computing diluted earnings per common share because they were anti-dilutive. Additionally, a warrant for the purchase of 314,820 shares of the Company’s common stock at an exercise price of $16.68 was outstanding at June 30, 2009 (none at June 30, 2008) but was not included in the diluted EPS computation as inclusion would have been anti-dilutive.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 8 – Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related tax effects were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Unrealized holding gains (losses) on available-for-sale securities	$(362)	$(2,744)	$(267)	$(1,490)
Less: Reclassification adjustment for gains (losses) realized in income	—	(139)	1	(45)

Net unrealized gains (losses)	(362)	(2,605)	(268)	(1,445)
Tax effect	127	912	94	506

Net-of-tax amount	$(235)	$(1,693)	$(174)	$(939)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Porter Bancorp, Inc. (the “Company”) is responsible for the preparation, integrity, and fair presentation of the Company’s annual consolidated financial statements. All information has been prepared in accordance with U.S. generally accepted accounting principles and, as such, includes certain amounts that are based on Management’s best estimates and judgments.

Management is responsible for establishing and maintaining adequate internal control over financial reporting presented in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Two of the objectives of internal control are to provide reasonable assurance to Management and the Board of Directors that transactions are properly authorized and recorded in our financial records, and that the preparation of the Company’s financial statements and other financial reporting is done in accordance with U.S. generally accepted accounting principles.

Management has made its own assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, in relation to the criteria described in the report, Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, Management concludes that as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There are inherent limitations in the effectiveness of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to reliability of financial statements. Furthermore, the effectiveness of internal control can vary with changes in circumstances. Based on its assessment, Management believes that as of December 31, 2008, the Company’s internal control was effective in achieving the objectives stated above.

Maria L. Bouvette President and Chief Executive Officer	David B. Pierce Chief Financial Officer

March 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Porter Bancorp, Inc.

Louisville, Kentucky

We have audited the accompanying consolidated balance sheets of Porter Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Porter Bancorp, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath, LLP

Louisville, Kentucky

March 25, 2009

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31,

(Dollar amounts in thousands except share data)

	2008	2007
Assets
Cash and due from financial institutions	$43,767	$23,608
Federal funds sold	8,779	19,379

Cash and cash equivalents	52,546	42,987
Interest-bearing deposits in other financial institutions	600	600
Securities available for sale	173,077	128,036
Loans, net of allowance of $19,652 and $16,342, respectively	1,330,454	1,201,356
Premises and equipment	22,543	21,279
Goodwill	23,794	18,174
Accrued interest receivable and other assets	44,843	43,588

Total assets	$1,647,857	$1,456,020

Liabilities and Shareholders’ Equity
Deposits
Non-interest bearing	$92,940	$95,533
Interest bearing	1,195,609	1,071,021

Total deposits	1,288,549	1,166,554
Federal funds purchased and repurchase agreements	10,084	11,285
Federal Home Loan Bank advances	142,776	121,767
Accrued interest payable and other liabilities	8,235	9,125
Subordinated capital note	9,000	—
Junior subordinated debentures	25,000	25,000

Total liabilities	1,483,644	1,333,731
Commitments and contingent liabilities (Note 17)	—	—

Shareholders’ equity
Preferred stock, no par, 1,000,000 shares authorized, 35,000 issued and outstanding	34,131	—
Common stock, no par, 10,000,000 shares authorized, 8,702,330 and 8,689,029 shares issued and outstanding, respectively	76,897	70,747
Non-voting common stock, no par, 9,000,000 shares authorized	—	—
Additional paid-in capital	13,483	11,270
Retained earnings	39,957	40,351
Accumulated other comprehensive income (loss)	(255)	(79)

Total shareholders’ equity	164,213	122,289

Total liabilities and shareholders’ equity	$1,647,857	$1,456,020

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

(Dollar amounts in thousands except per share data)

	2008	2007	2006
Interest income
Loans, including fees	$93,217	$84,681	$66,786
Taxable securities	4,983	4,405	3,708
Tax exempt securities	818	684	703
Federal funds sold and other	1,089	2,030	1,666

	100,107	91,800	72,863

Interest expense
Deposits	45,073	43,882	30,211
Federal Home Loan Bank advances	5,589	3,260	2,710
Subordinated capital note	296	—	—
Junior subordinated debentures	1,368	1,924	2,117
Notes payable	—	1	431
Federal funds purchased and other	555	337	153

	52,881	49,404	35,622

Net interest income	47,226	42,396	37,241
Provision for loan losses	5,400	4,025	1,405

Net interest income after provision for loan losses	41,826	38,371	35,836

Non-interest income
Service charges on deposit accounts	3,424	2,760	2,537
Income from fiduciary activities	1,079	206	—
Secondary market brokerage fees	365	296	353
Title insurance commissions	157	186	137
Net (loss) gain on sales of securities	(136)	107	50
Other than temporary impairment on securities	(471)	—	—
Gain on sale of branch	410	—	—
Net gain on sales of loans originated for sale	—	—	284
Other	2,040	2,001	1,835

	6,868	5,556	5,196

Non-interest expense
Salaries and employee benefits	14,792	12,470	11,432
Occupancy and equipment	3,587	2,727	2,474
State franchise tax	1,740	1,336	1,074
FDIC insurance	1,051	298	98
Other real estate owned expense	881	833	249
Professional fees	787	829	622
Postage and delivery	748	546	508
Communications	711	466	511
Advertising	463	544	645
Loss on early extinguishment of debt	—	—	280
Other	2,997	2,425	1,892

	27,757	22,474	19,785

Income before income taxes	20,937	21,453	21,247
Income tax expense	6,927	7,224	6,908

Net income	14,010	14,229	14,339
Less:
Dividends on preferred stock	(194)	—	—
Accretion on preferred stock	(20)	—	—

Net income available to common shareholders	$13,796	$14,229	$14,339

Basic and diluted earnings per common share	$1.60	$1.69	$1.95

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

Years Ended December 31,

(Dollar amounts in thousands except share and per share data)

	Shares			Amount
	Common	Non-Voting Common	Preferred	Common	Non-Voting Common	Preferred	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2006	5,250,000	1,399,069	—	$25,638	$12,522	—	$10,879	$23,356	$(519)	$71,876
Issuance of stock in initial public offering, net	1,312,500	—	—	26,660	—	—	—	—	—	26,660
Issuance of unvested stock	—	43,680	—	—	—	—	—	—	—	—
Forfeited unvested stock	—	(1,680)	—	—	—	—	—	—	—	—
Conversion of non-voting stock to voting	1,441,069	(1,441,069)	—	12,522	(12,522)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	157	—	—	157
Comprehensive income:
Net income	—	—	—	—	—	—	—	14,339	—	14,339
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	—	—	654	654

Total comprehensive income	—	—	—	—	—	—	—	—	—	14,993

Cash dividends declared ($0.72 per share)	—	—	—	—	—	—	—	(5,340)	—	(5,340)

Balances, December 31, 2006	8,003,569	—	—	64,820	—	—	11,036	32,355	135	108,346
Issuance of stock in acquisition, net	276,579	—	—	6,119	—	—	—	—	—	6,119
Issuance of unvested stock	7,875	—	—	—	—	—	—	—	—	—
Forfeited unvested stock	(2,257)	—	—	—	—	—	—	—	—	—
Shares repurchased	(10,500)	—	—	(192)	—	—	—	—	—	(192)
Stock-based compensation expense	—	—	—	—	—	—	234	—	—	234
Comprehensive income:
Net income	—	—	—	—	—	—	—	14,229	—	14,229
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	—	—	(214)	(214)

Total comprehensive income	—	—	—	—	—	—	—	—	—	14,015

Cash dividends declared ($0.73 per share)	—	—	—	—	—	—	—	(6,233)	—	(6,233)

Balances, December 31, 2007	8,275,266	—	—	70,747	—	—	11,270	40,351	(79)	122,289
Issuance of preferred stock and a common stock warrant	—	—	35,000	—	—	34,111	889	—	—	35,000
Issuance of unvested stock	33,550	—	—	—	—	—	—	—	—	—
Forfeited unvested stock	(2,867)	—	—	—	—	—	—	—	—	—
Shares repurchased	(18,240)	—	—	(301)	—	—	—	—	—	(301)
Stock-based compensation expense	—	—	—	—	—	—	296	—	—	296
Comprehensive income:
Net income	—	—	—	—	—	—	—	14,010	—	14,010
Changes in net unrealized gain (loss) on securities held for sale, net of tax effects	—	—	—	—	—	—	—	—	(176)	(176)

Total comprehensive income	—	—	—	—	—	—	—	—	—	13,834

Dividends on preferred stock	—	—	—	—	—	—	—	(194)	—	(194)
Amortization of preferred stock discount	—	—	—	—	—	20	—	(20)	—	—
Cash dividends declared ($0.77 per share)	—	—	—	—	—	—	—	(6,711)	—	(6,711)
5% stock dividend declared	414,621	—	—	6,451	—	—	1,028	(7,479)	—	—

Balances, December 31, 2008	8,702,330	—	35,000	$76,897	$—	$34,131	$13,483	$39,957	$(255)	$164,213

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

(in thousands)

	2008	2007	2006
Cash flows from operating activities
Net income	$14,010	$14,229	$14,339
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	3,664	2,485	1,976
Provision for loan losses	5,400	4,025	1,405
Net amortization on securities	(53)	(32)	404
Stock-based compensation expense	280	234	157
Net gain on sales of loans	—	—	(284)
Loans originated for sale	—	—	(8,825)
Proceeds from sales of loans held for sale	—	—	9,109
Net loss (gain) on other real estate owned	263	391	(18)
Net realized loss (gain) on sales of securities	607	(107)	(50)
Net gain on sale of branch	(410)	—	—
Earnings on bank owned life insurance	(300)	(296)	(258)
Federal Home Loan Bank stock dividends	(393)	—	(503)
Net change in accrued interest receivable and other assets	2,089	502	(841)
Net change in accrued interest payable and other liabilities	(942)	(853)	(3,515)

Net cash from operating activities	24,215	20,578	13,096
Cash flows from investing activities
Net change in interest-bearing deposits with banks	—	—	200
Purchases of available-for-sale securities	(92,280)	(37,171)	(15,223)
Sales and calls of available-for-sale securities	24,339	2,800	4,421
Maturities and prepayments of available-for-sale securities	22,075	18,664	20,341
Proceeds from sale of other real estate owned	12,119	8,260	1,122
Improvements to other real estate owned	(386)	(1,066)	—
Loan originations and payments, net	(82,186)	(292,431)	(65,771)
(Purchases) sales of premises and equipment, net	(2,415)	(4,544)	(408)
Redemption of (investment in) bank owned life insurance	2,179	—	(1,100)
Acquisition of Ohio County Bancshares, net	—	(5,881)	—
Acquisition of Associates Mortgage Group, net	—	—	(250)
Acquisition of Paramount Bank, net	(5,215)	—	—
Disposal of Burkesville branch, net	(8,904)	—	—

Net cash from investing activities	(130,674)	(311,369)	(56,668)

Cash flows from financing activities
Net change in deposits	59,416	210,222	55,277
Net change in federal funds purchased and repurchase agreements	(1,201)	7,641	(3,442)
Repayment of notes payable	—	(2,534)	(9,600)
Repayment of Federal Home Loan Bank advances	(53,991)	(30,984)	(42,221)
Advances from Federal Home Loan Bank	75,000	99,595	26,220
Proceeds from subordinated capital note	9,000	—	—
Proceeds from junior subordinated debentures	—	—	14,000
Repayment of junior subordinated debentures	—	—	(14,000)
Issuance of preferred stock, net	35,000	—	—
Issuance of common stock for initial public offering, net	—	—	26,660
Repurchase of common stock	(301)	(192)	—
Cash dividends paid on preferred stock	(194)	—	—
Cash dividends paid on common stock	(6,711)	(6,233)	(5,340)

Net cash from financing activities	116,018	277,515	47,554

Net change in cash and cash equivalents	9,559	(13,276)	3,982
Beginning cash and cash equivalents	42,987	56,263	52,281

Ending cash and cash equivalents	$52,546	$42,987	$56,263

Supplemental cash flow information:
Interest paid	$53,322	$48,161	$34,736
Income taxes paid	6,700	8,150	7,295
Supplemental non-cash disclosure:
Transfer from loans to other real estate	$16,004	$9,725	$1,764
Issuance of common stock in acquisition of Ohio County Bancshares, net	—	6,119	—
5% Stock dividend	7,479	—	—

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation – The consolidated financial statements include Porter Bancorp, Inc. (Company or PBI) and its subsidiary, PBI Bank (Bank). The Company owns a 100% interest in the Bank.

The Company provides financial services through its offices in Central Kentucky and Louisville. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and real estate loans. Substantially all loans are collateralized by specific items of collateral including business assets, commercial real estate, and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold. The Company also provides trust services.

Use of Estimates – To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, intangible assets, stock compensation, income tax assets, and fair values of financial instruments are particularly subject to change.

Cash Flows – Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer and loan deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities – Debt securities are classified as available-for-sale when they might be sold before maturity. Equity securities with readily determined fair values are classified as available-for-sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method anticipating prepayments on mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well collateralized and in process of collection. Consumer and credit card loans are typically

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Other Real Estate Owned – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned of $7.8 million and $4.3 million is included in other assets on the balance sheet at December 31, 2008 and 2007, respectively.

Premises and Equipment – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Intangible Assets – Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities, and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Other intangible assets consist of core deposit and trust account intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated or straight-line basis over their estimated useful lives.

Bank Owned Life Insurance – The Bank has purchased life insurance policies on certain key executives. In accordance with EITF 06-05, Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Term Assets – Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements – Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans – Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Stock-Based Compensation – Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Equity – Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Earnings Per Common Share – Basic earnings per common share are net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. (See Note 16 for more specific disclosure.)

Preferred Stock – Preferred stock was issued in 2008 and is outstanding under the United States Department of the Treasury’s Capital Purchase Program. Issued in conjunction with the Preferred Stock were common stock warrants. See footnote 15 for a discussion of all terms and conditions of that transaction. The proceeds received in the offering were allocated on a pro rata basis to the Preferred Stock and the Warrants based on relative fair values. In estimating the fair value of the Warrants, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Preferred Stock was determined using a discounted cash flow methodology. The value assigned to the Preferred Stock will be amortized up to the $35.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. Dividends are accrued and paid quarterly.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 18. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

In October, 2008, the FASB issued FSP No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active.” The FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset with the market for that financial asset is not active. The impact of adoption was not material.

Reclassifications – Some items in the prior year financial statements were reclassified to conform to the current presentation.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Adoption of New Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. (See Note 18 for more specific disclosure.)

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

NOTE 2 – STOCK PLANS AND STOCK BASED COMPENSATION

At December 31, 2008, the Company has a stock option plan and a stock incentive plan. On December 31, 2005, the Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006, the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made after assumption of the plan and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company’s common stock upon the exercise of stock options or upon the grant of stock awards. As of December 31, 2008, the Company had granted outstanding options to purchase 209,799 shares under the 2000 option plan and 88,011 shares under the 2006 plan. The Company also had granted under the 2006 plan 72,441 unvested shares net of forfeitures and vesting. The Company has 261,749 shares remaining available for issue under the 2006 Plan. All shares issued under the above mentioned plans came from authorized and unissued shares.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

On May 15, 2006, the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company’s voting common stock on June 8, 2006. On May 22, 2008, shareholders voted to amend the plan to change the form of incentive award from stock options to unvested shares. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options or upon the grant of unvested stock awards granted under the plan. Prior to the amendment, options were granted automatically under the plan at fair market value on the date of grant. The options vest over a three-year period and have a five year term. After May 22, 2008, unvested shares will be granted automatically under the plan at fair market value on the date of grant and vest semi-annually on the anniversary date of the grant over three years. To date, the Company has granted options to purchase 70,240 shares and granted 2,201 unvested shares to non-employee directors. At December 31, 2008, 32,559 shares remain available for issue under this plan.

All stock options have an exercise price that is equal to or greater than the fair market value of the Company’s stock on the date the options were granted. Options granted generally become fully exercisable at the end of three years of continued employment. Options granted under the 2000 plan have a life of ten years while those granted under the 2006 plan have a life of five years.

The following table summarizes stock option activity as of and for the year indicated:

	December 31, 2008
	Options	Weighted Average Exercise Price
Outstanding, beginning	313,723	$22.83
Granted	—	—
Forfeited	(15,913)	21.72

Outstanding, ending	297,810	$22.89

The following table details stock options outstanding:

December 31, 2008
Stock options vested and currently exercisable:	275,461
Weighted average exercise price	$23.01
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	1.7
Total Options Outstanding:	297,810
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	1.8

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. The intrinsic value of the vested and expected to vest stock options is $0 at December 31, 2008. There were no options exercised during 2008 or 2007. The Company recorded $60,000 and $127,000 of stock option compensation during 2008 and 2007, respectively, to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $21,000 and $44,000, respectively, was recognized. No options were modified during either period. As of December 31, 2008, no stock options issued by the Company have been exercised.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

significant impact on the fair value estimate. Expected volatilities are based on volatilities of similar publicly traded companies due to the limited historical trading activity of the Company’s stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company’s stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions used for options granted in 2007 (no options were issued in 2008) are summarized as follows:

2007
Risk-free interest rate	4.81%
Expected option life	3.5 years
Expected stock price volatility	22.0%
Expected dividend yield	3.5%
Fair value	$3.50

As described above, the Company grants unvested shares which vest over time to employees and non-employee directors. The shares vest either semi-annually or annually over three to ten years on the anniversary date of the grant date provided the employee or director continues in such capacity at the vesting date. The fair value on the date of grant ranged from $17.90 to $25.50 per share. The Company recorded $220,000 and $107,000, respectively, of stock-based compensation during 2008 and 2007 to salaries and employee benefits. A deferred tax benefit of $77,000 and $37,000, respectively, was recognized related to this expense.

The following table summarizes unvested share activity as of and for the year indicated:

	December 31, 2008
	Shares	Weighted Average Grant Price
Outstanding, beginning	45,677	$22.58
Granted	35,228	17.66
Vested	(5,418)	22.10
Forfeited	(3,046)	21.10

Outstanding, ending	72,441	$19.83

Unrecognized stock based compensation expense related to stock options and unvested shares for 2008 and beyond is estimated as follows (in thousands):

2009	$290
2010	232
2011	221
2012	216
2013 & thereafter	395

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

NOTE 3 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)
December 31, 2008
U.S. Government and federal agency	$2,960	$22	$—
State and municipal	24,408	330	(415)
Mortgage-backed	137,627	1,293	(612)
Corporate bonds	6,077	39	(451)
Other	704	—	—

Total debt securities	171,776	1,684	(1,478)
Equity	1,301	28	(627)

Total	$173,077	$1,712	$(2,105)

December 31, 2007
U.S. Government and federal agency	$27,331	$200	$(32)
State and municipal	20,163	277	(72)
Mortgage-backed	69,378	377	(363)
Corporate bonds	6,422	34	(120)
Other	704	—	—

Total debt securities	123,998	888	(587)
Equity	4,038	568	(991)

Total	$128,036	$1,456	$(1,578)

Sales and calls of available for sale securities were as follows:

	2008	2007	2006
	(in thousands)
Proceeds	$24,411	$2,800	$4,421
Gross gains	625	107	73
Gross losses	761	—	23

The tax benefit (provision) related to these net gains and losses realized on sales were $48,000, $(37,000) and $(17,000), respectively.

Contractual maturities of debt securities at year-end 2008 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities are shown separately.

Available for Sale Fair Value
(in thousands)
Due in one year or less	$1,756
Due from one to five years	4,305
Due from five to ten years	15,526
Due after ten years	12,562
Mortgage-backed	137,627
Equity	1,301

Total	$173,077

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Securities pledged at year-end 2008 and 2007 had carrying values of approximately $74,201,000 and $83,683,000, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

At year-end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
2008
U.S. Government and federal agency	$—	$—	$—	$—	$—	$—
State and municipal	12,240	(412)	96	(3)	12,336	(415)
Mortgage-backed	43,849	(555)	1,446	(57)	45,295	(612)
Corporate bonds	2,266	(141)	2,776	(310)	5,042	(451)
Equity	578	(315)	447	(312)	1,025	(627)

Total temporarily impaired	$58,933	$(1,423)	$4,765	$(682)	$63,698	$(2,105)

2007
U.S. Government and federal agency	$—	$—	$4,911	$(32)	$4,911	$(32)
State and municipal	2,092	(25)	2,974	(47)	5,066	(72)
Mortgage-backed	19,315	(152)	16,276	(211)	35,591	(363)
Corporate bonds	5,012	(120)	—	—	5,012	(120)
Equity	1,456	(799)	571	(192)	2,027	(991)

Total temporarily impaired	$27,875	$(1,096)	$24,732	$(482)	$52,607	$(1,578)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, underlying credit quality of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the sector or industry trends and cycles affecting the issuer, and the results of reviews of the issuer’s financial condition.

As of December 31, 2008, the Company holds 44 equity securities. Of these securities, 12 had an unrealized loss of $315,000 and had been in an unrealized loss position for less than twelve months and 14 had an unrealized loss of $312,000 and had been in an unrealized loss position for more than 12 months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management currently intends to hold all securities with unrealized losses until recovery, which for fixed income securities may be at maturity. During the fourth quarter, we recorded an other than temporary impairment charge totaling $471,000 for equity securities held in our portfolio with an original cost of $832,000. The market prices of the stocks had been below our initial investment for more than twelve months and after consideration of the companies financial

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

conditions and the likelihood the market value would recover to our cost basis in a reasonable period of time, the investment was written down to fair value. As of December 31, 2008, management does not believe any of the remaining equity securities in our portfolio with unrealized losses should be classified as other than temporarily impaired.

NOTE 4 – LOANS

Loans at year-end were as follows:

	2008	2007
	(in thousands)
Commercial	$90,978	$108,619
Real estate	1,202,019	1,054,952
Agriculture	16,181	14,855
Consumer	37,783	38,061
Other	3,145	1,211

Subtotal	1,350,106	1,217,698
Less: Allowance for loan losses	(19,652)	(16,342)

Loans, net	$1,330,454	$1,201,356

Activity in the allowance for loan losses for the years indicated was as follows:

	2008	2007	2006
	(in thousands)
Beginning balance	$16,342	$12,832	$12,197
Acquired in bank acquisition	1,421	1,625	—
Provision for loan losses	5,400	4,025	1,405
Loans charged-off	(3,834)	(2,374)	(1,036)
Loan recoveries	323	234	266

Ending balance	$19,652	$16,342	$12,832

Impaired loans were as follows:

	2008	2007
	(in thousands)
Loans with no allocated allowance for loan losses	$3,479	$3,239
Loans with allocated allowance for loan losses	2,624	4,167

Total	$6,103	$7,406

Amount of the allowance for loan losses allocated	$224	$216

	2008	2007	2006
	(in thousands)
Average of impaired loans during the year	$5,441	$4,842	$3,881
Interest income recognized during impairment	84	98	18
Cash basis interest income recognized	84	98	18

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Impaired loans include commercial, construction, agriculture, and commercial real estate loans on non-accrual or classified as doubtful, whereby collection of the total amount is improbable, or loss, whereby all or a portion of the loan has been written off or a specific allowance for loss had been provided.

Nonperforming loans were as follows:

	2008	2007
	(in thousands)
Loans past due 90 days or more still on accrual	11,598	2,145
Non-accrual loans	9,725	10,524

Nonperforming loans include impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment. At December 31, 2008 we had restructured loans totaling $13.6 million with borrowers who experienced deterioration in financial condition. These loans are secured by 1-4 residential or commercial real estate properties. Management believes these loans are well secured and the borrowers have the ability to repay the loans in accordance with the renegotiated terms.

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2008	2007
	(in thousands)
Land and buildings	$22,363	$20,713
Furniture and equipment	16,581	15,643

	38,944	36,356
Accumulated depreciation	(16,401)	(15,077)

	$22,543	$21,279

Depreciation expense was $1,410,000, $1,056,000 and $1,040,000 for 2008, 2007 and 2006, respectively.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance of goodwill during the years indicated was as follows:

	2008	2007
	(in thousands)
Beginning of year	$18,174	$12,881
Acquired goodwill	5,986	5,293
Adjustments	(334)	—
Disposal of goodwill from sale of Burkesville branch	(32)	—

End of year	$23,794	$18,174

Adjustments to goodwill resulted from finalizing evaluations related to the Ohio County Bancshares acquisition in 2007.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2008		2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Amortized intangible assets:
Core deposit intangibles	$4,183	$748	$3,600	$287
Trust account intangibles	100	13	—	—

Core deposit intangibles of $631,000 were acquired in the Paramount Bank acquisition and $48,000 of core deposit intangibles were disposed of in the sale of the Burkesville branch. Trust account intangibles were identified and recorded when final adjustments were made relating to the Ohio County Bancshares acquisition which occurred in 2007.

Aggregate amortization expense was $474,000, $115,000 and $94,000 for 2008, 2007 and 2006, respectively.

Estimated aggregate amortization expense for intangible assets for each of the next five years is as follows (in thousands):

2009	$479
2010	474
2011	469
2012	451
2013	437

NOTE 7 – DEPOSITS

Time deposits of $100,000 or more were approximately $410,331,000 and $279,734,000 at year-end 2008 and 2007, respectively.

Scheduled maturities of total time deposits for each of the next five years are as follows (in thousands):

2009	$866,053
2010	119,227
2011	14,013
2012	6,462
2013	6,902
Thereafter	194

$1,012,851

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by agency, mortgage-backed, and municipal securities with a carrying amount of $12,450,000 and $12,399,000 at year-end 2008 and 2007, respectively.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2008	2007
	(in thousands)
Average daily balance during the year	$10,715	$4,925
Average interest rate during the year	4.42%	3.99%
Maximum month-end balance during the year	$11,369	$11,569
Weighted average interest rate at year-end	4.45%	4.28%

NOTE 9 – ADVANCES FROM FEDERAL HOME LOAN BANK

At year-end, advances from the Federal Home Loan Bank were as follows:

	2008	2007
	(in thousands)
Single maturity advances with fixed rates from 0.99% to 6.38% maturing from 2009 through 2012, averaging 3.26% for 2008	$126,595	$76,595
Single maturity advance with a variable rate of 4.75% maturing 2009	—	25,000
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2009 through 2035, averaging 3.74% for 2008	16,181	20,172

Total	$142,776	$121,767

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by approximately $464,992,000 and $414,105,000 of first mortgage loans, under a blanket lien arrangement at year-end 2008 and 2007. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow up to an additional $67,012,000 at year-end 2008.

Scheduled principal payments on the above during the next five years (in thousands):

Advances
2009	$79,769
2010	47,556
2011	2,225
2012	6,729
2013	1,254
Thereafter	5,243

$142,776

At year-end 2008, the Company had approximately $71,500,000 of federal funds lines of credit available from correspondent institutions, and $67,012,000 unused lines of credit with the Federal Home Loan Bank.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

NOTE 10 – SUBORDINATED CAPITAL NOTE

The subordinated capital note issued by PBI Bank totaled $9 million at December 31, 2008. The note is unsecured, bears interest at the BBA three-month LIBOR floating rate plus 300 basis points, and qualifies as Tier 2 capital. Interest only is due quarterly through September 30, 2010, at which time quarterly principal payments of $225,000 plus interest will commence. The note is due July 1, 2020. At December 31, 2008, the interest rate on this note was 4.44%.

NOTE 11 – JUNIOR SUBORDINATED DEBENTURES

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption at the liquidation preference. The junior subordinated debentures are redeemable at par prior to the maturity dates of February 13, 2034, April 15, 2034, and March 1, 2037, at the option of the Company as defined within the trust indenture. The Company has the option to defer interest payments on the junior subordinated debentures from time to time for a period not to exceed twenty (20) consecutive quarters. If payments are deferred, the Company is prohibited from paying dividends to its common shareholders. A summary of the junior subordinated debentures is as follows:

Description	Issuance Date	Optional Prepayment Date	Interest Rate	Junior Subordinated Debt Owed to Trust	Maturity Date
Porter Statutory Trust II	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	$5,000,000	02-13-2034
Porter Statutory Trust III	04-15-2004	06-17-2009	3-month LIBOR + 2.79%	3,000,000	04-15-2034
Porter Statutory Trust IV	12-14-2006	03-01-2012	3-month LIBOR + 1.67%	14,000,000	03-01-2037
Asencia Statutory Trust I	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	3,000,000	02-13-2034

				$25,000,000

On December 18, 2006, the Company refinanced $14 million of junior subordinated debentures which resulted in a write-off of $280,000 of unamortized debt issuance costs.

NOTE 12 – OTHER BENEFIT PLANS

401(K) Plan – The Company 401(k) Savings Plan allows employees to contribute up to 15% of their compensation, which is matched equal to 50% of the first 4% of compensation contributed. The Company, at its discretion, may make an additional contribution. Total contributions made by the Company to the plan amounted to approximately $395,000, $295,000 and $369,000 in 2008, 2007 and 2006, respectively.

Supplemental Executive Retirement Plan – During 2004, the Company created a supplemental executive retirement plan covering certain executive officers. Under the plan, the Company pays each participant, or their beneficiary, a specific defined benefit amount over 10 years, beginning with the individual’s termination of service. A liability is accrued for the obligation under these plans. The expense incurred for the plan was $180,000, $180,000 and $158,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The related liability was $717,000 and $537,000 at December 31, 2008 and 2007, respectively, and is included in other liabilities on the balance sheets.

The Company purchased life insurance on the participants to fund the benefits of these plans. Life insurance with a cash surrender value of $1,100,000 was purchased during 2006. The Company acquired life insurance with a cash surrender value in 2007 of $2,145,000 in the Ohio County Bancshares acquisition. The life insurance

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

acquired in the Ohio County Bancshares acquisition was redeemed in 2008. It had a cash value of $2,179,000 at the time of redemption. The cash surrender value of all insurance policies was $7,227,000 and $9,105,000 at December 31, 2008 and 2007, respectively. Income earned from the cash surrender value of life insurance totaled $300,000, $296,000 and $258,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The income is recorded as other non-interest income.

NOTE 13 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2008	2007	2006
	(in thousands)
Current	$7,413	$7,940	$7,037
Deferred	(486)	(716)	(129)

	$6,927	$7,224	$6,908

Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following.

	2008	2007	2006
	(in thousands)
Federal statutory rate times financial statement income	$7,328	$7,509	$7,436
Effect of:
Tax-exempt income	(289)	(210)	(224)
Non taxable life insurance income	(112)	(111)	(96)
Federal tax credits	(38)	(38)	(38)
Other, net	38	74	(170)

Total	$6,927	$7,224	$6,908

Year-end deferred tax assets and liabilities were due to the following.

	2008	2007
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$6,757	$5,569
Net unrealized loss on securities available for sale	137	43
Other than temporary impairment write-down	165	—
Net operating loss carryforward	154	217
Amortization of non-compete agreements	79	131
Other	691	876

	7,983	6,836

Deferred tax liabilities:
Depreciation	424	504
FHLB stock dividends	1,276	1,139
Purchase accounting adjustments	1,720	1,291
Other	724	608

	4,144	3,542

Net deferred tax asset	$3,839	$3,294

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

The Company does not have any beginning and ending unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. There were no interest and penalties recorded in the income statement or accrued for the year ending December 31, 2008 related to unrecognized tax benefits.

The Company and its subsidiaries are subject to U.S. federal income tax and the Company is subject to income tax in the state of Kentucky. The Company is no longer subject to examination by taxing authorities for years before 2005.

NOTE 14 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2008 were as follows (in thousands):

Beginning balance	$1,034
New loans	888
Repayments	(267)

Ending balance	$1,655

Deposits from principal officers, directors, and their affiliates at year-end 2008 and 2007 were $9,775,000 and $11,535,000.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of approximately 36.0% and his brother, William G. Porter, owns an interest of approximately 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,000 monthly fee from The Peoples Bank, Taylorsville and a $2,000 monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2008, we had $6.0 million of participations in real estate loans purchased from, and $23.7 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2007, we had $6.8 million of participations in real estate loans purchased from, and $17.3 million of participations in real estate loans sold to, these affiliate banks.

NOTE 15 – PREFERRED STOCK

On November 21, 2008, as part of the United States Department of the Treasury’s (the “U.S. Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the U.S. Treasury entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms incorporated therein (the “Purchase

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Agreement”) pursuant to which the Company issued to the U.S. Treasury, in exchange for aggregate consideration of $35.0 million, (i) 35,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 314,820 shares (the “Warrant Common Stock”) of the Company’s common stock, no par value per share, at an exercise price of $16.68per share.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative cash dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series A Preferred Stock. The Series A Preferred Stock may be redeemed by the Company at par on or after February 15, 2012. Prior to this date, the Series A Preferred Stock may not be redeemed unless the Company has received aggregate gross proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of the Company (a “Qualified Equity Offering”) of not less than $8.75 million. Subject to certain limited exceptions, until November 21, 2011, or such earlier time as all Series A Preferred Stock has been redeemed or transferred by U.S. Treasury, the Company will not, without U.S. Treasury’s consent, be able to increase its dividend rate per share of common stock or repurchase its common stock.

The Warrant is immediately exercisable and has a 10-year term. The U.S. Treasury may not exercise voting power with respect to any shares of Warrant Common Stock until the Warrant has been exercised. If the Company receives aggregate gross cash proceeds of not less than $35,000,000 from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of Warrant Common Stock underlying the Warrant then held by the U.S. Treasury will be reduced by one half of the original number of shares underlying the Warrant.

Upon receipt of the aggregate consideration from the U.S. Treasury on November 21, 2008, the Company allocated the $35.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values. In estimating the fair value of the Warrant, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Series A Preferred Stock was determined using a discounted cash flow methodology and a discount rate of 13%. As a result, the Company assigned $889,000 of the aggregate proceeds to the Warrant and $34.1 million to the Series A Preferred Stock. The value assigned to the Series A Preferred Stock will be amortized up to the $35.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. This results in a total dividend with a consistent effective yield of 5.40% over a five-year period, which is the expected life of the Series A Preferred Stock.

In addition, the Purchase Agreement (i) grants the holders of the Series A Preferred Stock, the Warrant and the Warrant Common Stock certain registration rights, (ii) subjects the Company to certain of the executive compensation limitations included in the EESA (which are discussed below) and (iii) allows the Treasury to unilaterally amend any of the terms of the Purchase Agreement to the extent required to comply with any changes after November 21, 2008 in applicable federal statutes.

On December 18, 2008 the Company filed a “shelf” registration statement with the Securities and Exchange Commission (the “Commission”) for the purpose of registering the Series A Preferred Stock, the Warrant and the Warrant Common Stock in order to permit the sale of such securities by the U.S. Treasury at any time after effectiveness of the registration statement. On January 5, 2009, the Company was notified by the Commission that the “shelf” registration statement was deemed effective.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Immediately prior to the execution of the Purchase Agreement, the Company amended its compensation, bonus, incentive and other benefit plans, arrangements and agreements to the extent necessary to comply with the executive compensation and corporate governance requirements of Section 111(b) of the EESA. The applicable executive compensation requirements apply to the compensation of the Company’s most senior executive officers (collectively, the “senior executive officers”). In addition, in connection with the closing of the U.S. Treasury’s purchase of the Series A Preferred Stock each of the senior executive officers was required to execute a waiver of any claim against the United States or the Company for any changes to his compensation or benefits that are required in order to comply with the regulation issued by the U.S. Treasury as published in the Federal Register on October 20, 2008.

On February 17, 2009, the America Reinvestment and Recovery Act of 2009 (“ARRA”) required the U.S. Treasury to enact additional compensation standards. Under the ARRA, the compensation standards now include (i) a prohibition on severance payments to our five most highly-compensated employees, other than payments for services performed or benefits accrued; (ii) a prohibition on paying any bonuses, retention awards and other incentive compensation to our five most highly-compensated employees, except in the form of long-term restricted stock that has a value not exceeding one-third of the employee’s total annual compensation and (iii) a prohibition on companies implementing any compensation plan that would encourage manipulation of the reported earnings of the Company in order to enhance the compensation of any of its employees. The executive compensation restrictions under the ARRA are more stringent than those currently in effect under the CPP, but it is yet unclear how these executive compensation standards will relate to the existing standards, or whether the standards will be considered effective immediately or only after implementing regulations are issued by the U.S. Treasury. The ARRA further provides that CPP recipients are permitted (subject to the U.S. Treasury’s consultation with the appropriate Federal banking agency, if any) to repay any assistance previously received without regard to any waiting periods and without regard to whether the financial institution has replaced the funds with funds from any other source. Upon repayment of assistance, the U.S. Treasury is to liquidate warrants associated with the assistance at the current market price and the financial institution will no longer be subject to any of the CPP compensation restrictions.

NOTE 16 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2008 and 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Actual and required capital amounts (in millions) and ratios are presented below at year-end:

	Actual		Minimum Required For Capital Adequacy Purposes		To be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008
Total Capital to risk-weighted assets
Consolidated	$187.6	14.1%	$106.8	8.0%	N/A	N/A
PBI Bank	159.7	12.0	106.5	8.0	$133.2	10.0%

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$161.9	12.1%	$53.4	4.0%	N/A	N/A
PBI Bank	134.0	10.1	53.3	4.0	$79.9	6.0%

Tier 1 Leverage Ratio
Consolidated	$161.9	10.1%	$64.1	4.0%	N/A	N/A
PBI Bank	134.0	8.4	64.0	4.0	$80.0	5.0%

2007
Total Capital to risk-weighted assets
Consolidated	$140.7	11.6%	$96.7	8.0%	N/A	N/A
PBI Bank	126.8	10.6	96.1	8.0	$120.2	10.0%

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$125.6	10.4%	$48.4	4.0%	N/A	N/A
PBI Bank	111.8	9.3	48.1	4.0	$72.1	6.0%

Tier 1 Leverage Ratio
Consolidated	$125.6	9.1%	$55.4	4.0%	N/A	N/A
PBI Bank	111.8	8.1	55.1	4.0	$68.9	5.0%

The Company’s primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. The Bank is subject to certain regulations on the amount of dividends it may declare without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any year is limited to that year’s net profits, as defined, combined with the retained net profits of the preceding two years, less dividends declared during those periods. At year-end 2008, $33,925,000 of retained earnings was available to the Bank to pay dividends.

NOTE 17 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, lines of credit and letters of credit are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company holds instruments, in the normal course of business, with clients that are considered financial guarantees in accordance with FIN 45, Guarantor’s Accounting and Disclosure Requirements and Guarantees,

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Including Indirect Guarantees of Indebtedness of Others. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. The Company evaluates each credit request of its customers in accordance with established lending policies. Based on these evaluations and the underlying policies, the amount of required collateral (if any) is established. Collateral held varies but may include negotiable instruments, accounts receivable, inventory, property, plant and equipment, income producing properties, residential real estate, and vehicles. The Company’s access to these collateral items is generally established through the maintenance of recorded liens or, in the case of negotiable instruments, possession. No liability is currently established for the standby letters of credit.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2008		2007
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(in thousands)
Commitments to make loans	$14,274	$47,763	$11,882	$107,961
Unused lines of credit	15,401	72,197	16,014	60,252
Standby letters of credit	2,654	7,182	3,567	6,556

Commitments to make loans are generally made for periods of one year or less.

NOTE 18 – FAIR VALUES

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset and was effective for us during the first quarter of 2008. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We have included the disclosures required by SFAS No. 157 in this document. In October, 2008, the FASB issued FSP No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active.” The FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset with the market for that financial asset is not active.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use various valuation techniques to determine fair value, including market, income and cost approaches. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When that occurs, we classify the fair value hierarchy on the lowest level of input that is significant to the fair value measurement. We used the following methods and significant assumptions to estimate fair value.

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Matrix pricing relies on the securities’ relationship to similarly traded securities, benchmark curves, and the benchmarking of like securities. Matrix pricing utilizes observable market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In instances where broker quotes are used, these quotes are obtained from market makers or broker-dealers recognized to be market participants. This valuation method is classified as Level 2 in the fair value hierarchy.

Impaired Loans: Impaired loans are evaluated at the time the loan is identified as impaired and are recorded at the lower of cost or market value. Market value is measured based on the value of the collateral securing these loans and is classified as Level 3 in the fair value hierarchy. Fair value is determined using several methods. Generally the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Impaired loans are evaluated quarterly for additional impairment.

Financial assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	(in thousands)
Description	December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$173,077	$1,301	$171,776	$—

Financial assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	(in thousands)
Description	December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$4,854	$—	$—	$4,854

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

Impaired loans had a carrying amount of $6.1 million, with a valuation allowance of $1.2 million, resulting in an additional provision for loan losses of $1.06 million for 2008.

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Cash and cash equivalents	$52,546	$52,546	$42,987	$42,987
Interest-bearing deposits with banks	600	600	600	600
Loans, net	1,330,454	1,342,446	1,201,356	1,207,241
Accrued interest receivable	10,228	10,228	10,380	10,380
Financial liabilities
Deposits	$1,288,549	$1,285,772	$1,166,554	$1,160,764
Federal funds purchased and securities sold under agreements to repurchase	10,084	10,084	11,285	11,285
Federal Home Loan Bank advances	142,776	144,030	121,767	124,193
Subordinated capital notes	9,000	8,216	—	—
Junior subordinated debentures	25,000	21,326	25,000	25,000
Accrued interest payable	3,722	3,722	4,195	4,195

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits with banks, repurchase agreements, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. The fair value of loans is estimated in accordance with paragraph 31 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, by discounting expected future cash flows using market rates on like maturity. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of subordinated capital notes and junior subordinated debentures are based on current rates for similar types of financing. The carrying amount is the estimated fair value for variable and subordinated debentures that reprice frequently. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which is not material.

NOTE 19 – BUSINESS COMBINATIONS AND BRANCH DISPOSAL

Burkesville Branch

On November 14, 2008, our subsidiary bank, PBI Bank, sold its branch located in Burkesville, Kentucky to First & Farmers National Bank of Somerset, Kentucky. The sales price was $800,000 and was paid in cash. The branch had approximately $13.1 million in deposits and $3.4 million in loans at the time of sale.

Paramount Bank

On February 1, 2008, the Company completed the acquisition of Paramount Bank in Lexington, Kentucky in a $5 million all-cash transaction. Operating results of Paramount Bank are included in the consolidated financial

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

statements since the date of the acquisition. As a result of this acquisition, we expect to further solidify our market share in the Lexington market, expand our customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers and reduce operating costs through economies of scale.

The acquisition added approximately $73 million in loans and $76 million in deposits. The purchase price resulted in approximately $6 million in goodwill, and $631,000 in core deposit intangibles. The intangible assets will be amortized over 5-10 years, using an accelerated method. Goodwill will not be amortized but instead evaluated periodically for impairment. Goodwill and intangible assets will be deducted for tax purposes over 15 years using the straight-line method.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Loans, net	$73,420
Goodwill	5,986
Core deposit intangibles	631
Other assets	1,033

Total assets acquired	81,070

Deposits	(75,657)
Other liabilities	(198)

Total liabilities assumed	(75,855)

Net assets acquired	$5,215

Ohio County Bancshares, Inc.

On October 1, 2007, the Company completed the acquisition of 100% of the outstanding shares of Ohio County Bancshares, Inc. and its wholly owned subsidiary Kentucky Trust Bank. Operating results of Kentucky Trust Bank are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, we expect to further solidify our market share in the Southern Kentucky market, expand our customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers and reduce operating costs through economies of scale.

We issued 263,409 shares with a market value of $6.1 million and cash of $5.9 million for a total purchase price of $12 million. The value of the stock was determined based upon the closing price of our stock on the last trading day before the board of directors approved the transaction. The purchase price resulted in approximately $5.3 million in goodwill, $3 million in core deposit intangibles, and $100,000 in trust account intangibles. The intangible assets will be amortized over 5-10 years, using accelerated and straight-line methods. Goodwill will not be amortized but instead evaluated periodically for impairment. Goodwill and intangible assets will be deducted for tax purposes over 15 years using the straight-line method.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Securities available for sale	$17,426
Loans, net	82,397
Goodwill	5,293
Core deposit intangibles	2,915
Trust account intangibles	100
Other assets	12,000

Total assets acquired	120,131

Deposits	(94,476)
Other liabilities	(13,655)

Total liabilities assumed	(108,131)

Net assets acquired	$12,000

NOTE 20 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2008	2007	2006
	(in thousands, except share and per share data)
Basic
Net income	$14,010	$14,229	$14,339
Less:
Preferred stock dividends	(194)	—	—
Accretion of preferred stock discount	(20)	—	—

Net income available to common shareholders	$13,796	$14,229	$14,339

Weighted average voting and convertible non-voting common shares outstanding	8,632,576	8,435,660	7,362,867

Basic earnings per common share	$1.60	$1.69	$1.95

Diluted
Weighted average voting and convertible non-voting common shares outstanding	8,632,576	8,435,660	7,362,867
Add: dilutive effects of assumed exercises of stock options, warrants, and unvested shares	794	14	—

Average shares and potential common shares	8,633,370	8,435,674	7,362,867

Diluted earnings per common share	$1.60	$1.69	$1.95

All historical data have been adjusted to reflect the 5% stock dividend paid on November 10, 2008, and the 5% stock dividend announced on October 19, 2009, payable November 19, 2009.

Unvested shares of common stock of 72,441 for 2008, 45,677 for 2007 and 44,100 for 2006; and stock options for 297,810 shares of common stock for 2008, 313,723 shares of common stock for 2007, and 277,632

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

shares of common stock for 2006, were not considered in computing diluted earnings per common share because they were anti-dilutive. Additionally, a warrant for the purchase of 314,824 shares of the Company’s common stock at an exercise price of $16.68 was outstanding at December 31, 2008 (none at December 31, 2007 and 2006) but was not included in the diluted EPS computation as inclusion would have been anti-dilutive.

NOTE 21 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2008	2007	2006
	(in thousands)
Unrealized holding gains (losses) on available-for-sale securities	$(878)	$(219)	$1,040
Less: Reclassification adjustment for gains (losses) realized in income	(607)	107	50

Net unrealized gains (losses)	(271)	(326)	990
Tax effect	95	(112)	(336)

Net-of-tax amount	$(176)	$(214)	$654

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Porter Bancorp Inc. is presented as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2008	2007
	(in thousands)
ASSETS
Cash and cash equivalents	$24,148	$5,373
Securities available-for-sale	2,005	6,762
Investment in banking subsidiaries	160,439	132,558
Investment in and advances to other subsidiaries	777	778
Other assets	3,277	3,079

Total assets	$190,646	$148,550

LIABILITIES AND SHAREHOLDERS’ EQUITY
Debt	$25,775	$25,775
Accrued expenses and other liabilities	658	486
Shareholders’ equity	164,213	122,289

Total liabilities and shareholders’ equity	$190,646	$148,550

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
	2008	2007	2006
	(in thousands)
Interest income	$402	$1,010	$452
Dividends from subsidiaries	43	6,059	8,066
Other income	1,428	1,481	1,431
Interest expense	(1,410)	(1,984)	(2,614)
Other expense	(3,461)	(2,677)	(2,636)

Income before income tax and undistributed subsidiary income	(2,998)	3,889	4,699
Income tax expense (benefit)	(1,081)	(852)	(1,131)
Equity in undistributed subsidiary income	15,927	9,488	8,509

Net income	$14,010	$14,229	$14,339

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2007	2006
	(in thousands)
Cash flows from operating activities
Net income	$14,010	$14,229	$14,339
Adjustments:
Equity in undistributed subsidiary income	(15,927)	(9,488)	(8,509)
Loss on sale of assets	799	—	—
Change in other assets	171	357	(849)
Change in other liabilities	(153)	(1,388)	(3,715)
Other	321	215	491

Net cash (used in) from operating activities	(779)	3,925	1,757

Cash flows from investing activities
Investments in subsidiaries	(12,000)	(5,881)	—
Purchase of securities	—	(3,823)	(47)
Sales of securities	3,760	150	185
Other	—	—	—

Net cash (used in) from investing activities	(8,240)	(9,554)	138

Cash flows from financing activities
Repayment of borrowings	—	(2,534)	(9,600)
Proceeds from sale of preferred stock, net	35,000	—	—
Proceeds from sale of common stock, net	—	—	26,660
Repurchase of common stock, net	(301)	(192)	—
Dividends paid on preferred stock	(194)	—	—
Dividends paid on common stock	(6,711)	(6,233)	(5,340)

Net cash from (used in) financing activities	27,794	(8,959)	11,720

Net change in cash and cash equivalents	18,775	(14,588)	13,615
Beginning cash and cash equivalents	5,373	19,961	6,346

Ending cash and cash equivalents	$24,148	$5,373	$19,961

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008, 2007 and 2006

NOTE 23 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income		Earnings Per Share
					Basic	Basic
	(in thousands, except per share data)
2008
First quarter	$25,674	$11,343	$3,597		$.42	$.42
Second quarter	25,041	11,972	3,973		.45	.45
Third quarter	25,106	12,433	4,100		.48	.48
Fourth quarter	24,286	11,478	2,340	(1)	.25	.25

2007
First quarter	$20,054	$9,744	$3,601		$.43	$.43
Second quarter	21,935	10,120	3,689		.44	.44
Third quarter	23,851	10,736	3,299		.40	.40
Fourth quarter	25,960	11,796	3,640		.42	.42

(1)	Fourth quarter net income was lower than previous quarters due to increased provision for loan losses expense during the quarter.

All historical data has been adjusted for the 5% stock dividend.

All historical data have been adjusted to reflect the 5% stock dividend paid on November 10, 2008, and the 5% stock dividend announced on October 19, 2009, payable November 19, 2009.

Citizens First Corporation

Consolidated Balance Sheets (Unaudited)

	June 30, 2009	December 31, 2008
	(Dollars in thousands except share data)
Assets
Cash and due from financial institutions	$6,886	$9,248
Federal funds sold	500	6,083

Cash and cash equivalents	7,386	15,331
Available for sale securities	41,602	39,928
Loans held for sale	1,201	553
Loans, net of allowance of $3,657 and $3,816 at June 30, 2009 and December 31, 2008, respectively	257,655	267,929
Premises and equipment, net	11,335	11,315
Bank owned life insurance	6,608	6,457
Federal Home Loan Bank (FHLB) stock, at cost	2,025	2,025
Accrued interest receivable	2,043	2,358
Deferred income taxes	4,512	2,971
Goodwill	2,575	2,575
Core deposit intangible	1,430	1,569
Other assets	903	2,114

Total assets	$339,275	$355,125

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$37,055	$27,247
Savings, NOW and money market	68,721	69,548
Time	158,063	176,220
Total deposits	263,839	273,015
Securities sold under repurchase agreements	3,427	8,258
FHLB advances	28,000	27,500
Subordinated debentures	5,000	5,000
Accrued interest payable	443	683
Other liabilities	1,451	1,384

Total liabilities	302,160	315,840

Shareholders’ Equity:
6.5% cumulative preferred stock, no par value; authorized 250 shares; issued and outstanding 250 shares at June 30, 2009 and at December 31, 2008; liquidation preference of $7,659 at June 30, 2009 and December 31, 2008	7,659	7,659
5.0% Series A preferred stock, no par value; authorized 250 shares; issued and outstanding 250 shares at June 30, 2009 and at December 31, 2008; liquidation preference of $8,779 at June 30, 2009 and December 31, 2008	8,491	8,459
Common stock, no par value; authorized 5,000,000 shares; issued and outstanding 1,968,777 shares at June 30, 2009 and at December 31, 2008	27,072	27,058
Accumulated deficit	(5,107)	(3,228)
Accumulated other comprehensive loss	(1,000)	(663)

Total shareholders’ equity	37,115	39,285

Total liabilities and shareholders’ equity	$339,275	$355,125

See Notes to Consolidated Financial Statements

Citizens First Corporation

Consolidated Statements of Operations (Unaudited)

For the three months ended June 30

	2009	2008
	(Dollars in thousands, except per share data)
Interest and dividend income
Loans	$3,848	$4,615
Taxable securities	196	273
Non-taxable securities	189	188
Federal funds sold and other	24	50

Total interest and dividend income	4,257	5,126

Interest expense
Deposits	1,422	2,181
Securities sold under agreements to repurchase and other borrowings	34	13
FHLB advances	169	188
Subordinated debentures	36	55

Total interest expense	1,661	2,437

Net interest income	2,596	2,689
Provision for loan losses	2,900	227

Net interest income (loss) after provision for loan losses	(304)	2,462

Non-interest income
Service charges on deposit accounts	340	402
Net gains on sales of mortgage loans	83	62
Lease income	38	53
Gain on sale of investments	361	0
Income from company-owned life insurance	75	74
Other income	135	114

Total non-interest income	1,032	705

Non-interest expenses
Salaries and employee benefits	1,460	1,275
Net occupancy expense	358	325
Equipment expense	197	184
Advertising and public relations	134	95
Professional fees	173	99
Data processing services	186	189
Franchise shares and deposit tax	124	118
FDIC Insurance	260	55
Core deposit intangible amortization	68	69
Postage and office supplies	60	49
Telephone and other communication	46	65
Other	192	208

Total non-interest expenses	3,258	2,731

Income (loss) before income taxes	(2,530)	436
Provision for income taxes	(953)	66

Net income (loss)	$(1,577)	$370

Dividends declared and discount accretion on preferred stock	256	130

Net income (loss) available for common shareholders	$(1,833)	$240

Earnings (loss) per common share, basic and diluted	$(0.93)	$0.13

See Notes to Consolidated Financial Statements.

Citizens First Corporation

Consolidated Statements of Operations (Unaudited)

For the six months ended June 30

	2009	2008
	(Dollars in thousands, except per share data)
Interest and dividend income
Loans	$7,866	$9,504
Taxable securities	462	584
Non-taxable securities	377	361
Federal funds sold and other	51	118

Total interest and dividend income	8,756	10,567

Interest expense
Deposits	2,998	4,573
Securities sold under agreements to repurchase and other borrowings	83	27
FHLB advances	344	356
Subordinated debentures	74	135

Total interest expense	3,499	5,091

Net interest income	5,257	5,476
Provision for loan losses	3,200	277

Net interest income after provision for loan losses	2,057	5,199

Non-interest income
Service charges on deposit accounts	641	772
Net gains on sales of mortgage loans	195	138
Lease income	81	105
Gain on sale of investments	361	0
Income from company-owned life insurance	150	147
Other income	245	215

Total non-interest income	1,673	1,377

Non-interest expenses
Salaries and employee benefits	2,788	2,673
Net occupancy expense	674	620
Equipment expense	377	388
Advertising and public relations	216	209
Professional fees	328	192
Data processing services	322	380
Franchise shares and deposit tax	251	229
FDIC Insurance	361	91
Core deposit intangible amortization	138	150
Postage and office supplies	115	88
Telephone and other communication	100	131
Other	449	396

Total non-interest expenses	6,119	5,547

Income (loss) before income taxes	(2,389)	1,029
Provision for income taxes	(1,018)	191

Net income (loss)	$(1,371)	$838

Dividends declared and discount accretion on preferred stock	508	259

Net income (loss) available for common shareholders	$(1,879)	$579

Earnings (loss) per common share, basic and diluted	$(0.95)	$0.30

See Notes to Consolidated Financial Statements.

Citizens First Corporation

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

For the six months ended June 30

	2009	2008
	(Dollars in thousands)
Balance January 1	$39,285	$37,296
Net income (loss)	(1,371)	838
Issuance of common stock	—	93
Stock based compensation	13	58
Payment of common dividend, $0.05 per share	—	(99)
Payment of preferred dividends, $951 and $1,036 per share for 2009 and 2008	(475)	(259)
Other comprehensive income (loss), net of tax	(337)	(452)
Balance at end of period	$37,115	$37,475

Consolidated Statements of Comprehensive Income (Loss) (Unaudited) For the three months ended June 30
	2009	2008
	(Dollars in thousands)
Net income (loss)	$(1,577)	$370
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available for sale securities, net	(515)	(506)

Comprehensive income (loss)	$(2,092)	$(136)

Consolidated Statements of Comprehensive Income (Loss) (Unaudited) For the six months ended June 30
	2009	2008
	(Dollars in thousands)
Net income (loss)	$(1,371)	$838
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available for sale securities, net	(337)	(452)

Comprehensive income (loss)	$(1,708)	$386

See Notes to Consolidated Financial Statements.

Citizens First Corporation

Consolidated Statements of Cash Flows (Unaudited)

For the six months ended June 30

	2009	2008
	(Dollars in thousands)
Operating activities:
Net income (loss)	$(1,371)	$838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	421	424
Stock-based compensation expense	13	58
Provision for loan losses	3,200	277
Amortization of premiums and discounts on securities	57	14
Amortization of core deposit intangible	138	150
Deferred income taxes	(1,037)	(232)
Sale of mortgage loans held for sale	15,151	9,149
Origination of mortgage loans for sale	(15,604)	(9,667)
Gain on the sale of securities available for sale	(361)	—
Gain on the sale of property plant and equipment	(10)	—
Gains on sales of loans	(195)	(138)
Net loss on sale of other real estate owned	75	23
FHLB stock dividends received	—	(52)
Changes in:
Interest receivable	315	211
Other assets	(85)	(388)
Interest payable and other liabilities	—	53

Net cash provided by operating activities	707	720
Investing activities:
Loan originations and payments, net	6,849	(29,258)
Purchases of premises and equipment	(530)	(420)
Purchase of available-for-sale securities	(18,592)	(5,059)
Proceeds from maturities of available-for-sale securities	4,434	7,767
Proceeds from sales of available-for-sale securities	12,278	—
Proceeds from sale of other real estate owned	792	93
Proceeds from disposal of property plant and equipment	99	—
Payment related to purchase of Commonwealth Mortgage and Southern KY Land Title, Inc., net of stock issued	—	(278)

Net cash provided by (used in) investing activities	5,330	(27,155)
Financing activities:
Net change in demand deposits, money market, NOW, and savings accounts	8,981	(8,222)
Net change in time deposits	(18,157)	30,967
Proceeds from FHLB advances	14,000	2,000
Repayment of FHLB advances	(13,500)	(1,368)
Net change in repurchase agreements	(4,831)	(1,098)
Dividends paid on preferred stock	(475)	(259)
Dividends paid on common stock	—	(99)
Net cash provided by (used in) financing activities	(13,982)	21,921

Decrease in cash and cash equivalents	(7,945)	(4,514)
Cash and cash equivalents, beginning of year	15,331	13,862

Cash and cash equivalents, end of quarter	$7,386	$9,348

Supplemental Cash Flows Information:
Interest paid	$3,738	$5,253
Income taxes paid	$—	$50
Loans transferred to other real estate	$225	$832
Stock issued for contingent payment related to purchase of Commonwealth Mortgage and Southern Ky. Land Title, Inc.	$—	$93
Deferred revenue related to a sale leaseback transaction	$8	$8

See Notes to Consolidated Financial Statements.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

(1) Basis of Presentation

The accounting and reporting policies of Citizens First Corporation (the “Company”) and its subsidiary, Citizens First Bank, Inc. (the “Bank”), conform to U.S. generally accepted accounting principles and general practices within the banking industry. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Certain information and note disclosures normally included in the Company’s annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company’s net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation have been reflected in the accompanying unaudited financial statements. Those adjustments consist only of normal recurring adjustments. Results of interim periods are not necessarily indicative of results to be expected for the full year. The consolidated balance sheet of the Company as of December 31, 2008 has been derived from the audited consolidated balance sheet of the Company as of that date.

Certain reclassifications have been made to the prior consolidated financial statements to conform to the current presentation.

(2) Adoption of New Accounting Standards

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP FAS 141R-1) whereby assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing accounting guidance. FSP FAS 141R-1 is effective for new acquisitions consummated on or after January 1, 2009. Adoption of this FSP did not impact the results of operations or financial position but will depend on future acquisitions, if any.

In April 2009, the FASB issued Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which amends existing guidance for determining whether impairment is other-than-temporary for debt securities. The FSP requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. Additionally, the FSP expands and increases the

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

frequency of existing disclosures about other-than-temporary impairments for debt and equity securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP did not have a material effect on the results of operations or financial position.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption was permitted for periods ending after March 15, 2009. The adoption of this FSP at June 30, 2009 did not have a material effect on the results of operations or financial position.

In April 2009, the FASB issued Staff Position (FSP) No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies that were previously only required in annual financial statements. This FSP is effective for interim reporting periods ending after June 15, 2009. The adoption of this FSP at June 30, 2009 did not have a material impact on the results of operations or financial position as it only required disclosures which are included in the Footnotes.

In May 2009, the FASB issued Statement No. 165, Subsequent Events. Statement 165 moves part of the audit literature regarding subsequent events into the accounting standards. The Statement does not change the criteria used when accounting for subsequent events, though the terms are changed to “recognized subsequent events” (previously Type 1) and “nonrecognized subsequent events” (previously Type 2). Although the Statement did not change the recognition principles for subsequent events, it did create some new requirements and disclosures. A public entity is required to evaluate subsequent events through the date that the “financial statements are issued”.

The Statement is effective for interim and annual financial periods ending after June 15, 2009, and shall be applied prospectively. For the financial statements related to the three and six month periods ending June 30, 2009 and 2008 contained herein, we evaluated subsequent events through August 14, 2009, the date these financial statements were filed with the SEC.

Recently Issued and Not Yet Effective Accounting Standards:

In June 2009, the FASB issued Statements No. 166, Accounting for Transfers of Financial Assets, and No. 167, Amendments to FASB Interpretation No. 46(R). Statement No. 166 is a revision to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Statement No. 167 amends FIN 46(R) to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with a qualitative approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity (VIE) that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Statement Nos. 166 and 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Company plans to adopt these statements in the first quarter of 2010; however, does not expect the adoption to have a material effect on the results of operations or financial position.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. With the issuance of Statement No. 168 the FASB Accounting Standards Codification TM (Codification) became the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company plans to adopt this statement in the fourth quarter; however, does not expect the adoption to have a material effect on the results of operations or financial position.

(3) Stock Option Plans

In 2002, the board of directors adopted the employee stock option plan, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to afford key employees the incentive to remain with the Company and to reward their service by providing the employees the opportunity to share in the Company’s future success. 132,300 shares of Company common stock have been reserved for issuance under the plan. 20,825 shares remain available for future issuance. Options granted expire after ten years, and vest ratably over a three year period.

In 2003, the board of directors adopted the non-employee director stock option plan for non-employee directors, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to assist the Company in promoting a greater identity of interest between the Company’s non-employee directors and shareholders, and in attracting and retaining non-employee directors by affording them an opportunity to share in the Company’s future successes. 44,100 shares of common stock have been reserved for issuance under the plan. 14,787 shares remain available for future issuance. Options granted expire after ten years, and are immediately vested.

The fair value of options granted is estimated on the date of the grant using a Black-Scholes option-pricing model. There were no options granted for the six month period ended June 30, 2009.

The Company accounts for its employee and non-employee stock option plans under the recognition and measurement principles of FASB Statement No. 123 Revised (SFAS 123R), Accounting for Stock-Based Compensation, effective January 1, 2006. SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. For the three months ended June 30, 2009, and 2008, compensation expense was $0 and $22,000. For the six months ended June 30, 2009, and 2008, compensation expense was $13,000 and $58,000. As of June 30, 2009, there is no unrecognized compensation expense associated with stock options.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

A summary of the status of the plans at June 30, 2009, and changes during the period then ended is presented below:

	2009
	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	139,133	$15.16
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding, end of period	139,133	$15.16
Options exercisable, end of period	139,133	$15.16

The weighted average remaining term for outstanding and exercisable stock options was 5.44 years at June 30, 2009. The aggregate intrinsic value at June 30, 2009 was $0 for both stock options outstanding and for stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company’s common stock as of the reporting date.

(4) Earnings Per Share

Basic earnings per share have been computed by dividing net income available for common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share have been computed the same as basic earnings per share, and assumes the conversion of outstanding vested stock options, warrants, and convertible preferred stock if dilutive. The following table reconciles the basic and diluted earnings per share computations for the quarters ending June 30, 2009 and 2008.

Dollars in thousands, except per share data

	Quarter ended June 30, 2009			Quarter ended June 30, 2008
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted- Average Shares	Per Share Amount
Basic earnings per common share
Net income (loss)	$(1,577)			$370
Less: Dividends and accretion on preferred stock	(256)			(130)

Net income (loss) available to common shareholders	$(1,833)	1,968,777	$(0.93)	$240	1,962,614	$0.13

Effect of dilutive securities
Convertible preferred stock	—	—	—	—
Stock options	—	—	—	—
Warrant	—	—	—	—
Diluted earnings per common share
Net income (loss) available to common shareholders and assumed conversions	$(1,833)	1,968,777	$(0.93)	$240	1,962,614	$0.13

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Dollars in thousands, except per share data
	Six months ended June 30, 2009			Six months ended June 30, 2008
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted- Average Shares	Per Share Amount
Basic earnings per common share
Net income (loss)	$(1,371)			$838
Less: Dividends and accretion on preferred stock	(508)			(259)
Net income (loss) available to common shareholders	$(1,879)	1,968,777	$(0.95)	$579	1,961,098	$0.30
Effect of dilutive securities
Convertible preferred stock	—	—		—	—
Stock options	—	—		—	—
Warrant	—	—		—	—
Diluted earnings per common share
Net income (loss) available to common shareholders and assumed conversions	$(1,879)	1,968,777	$(0.95)	$579	1,961,098	$0.30

Stock options for 139,133 shares of common stock were not considered in computing diluted earnings per common share for June 30, 2009 and 2008, respectively, because they are anti-dilutive. Convertible preferred shares of 568,750 and the common stock warrant of 254,218 shares are not included because they are anti-dilutive as of June 30, 2009 and 2008.

(5) Disclosures about Fair Value

Statement 157, Fair Value Measurements, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that are supported by little or no market activity, reflect a company’s own assumptions about market participant assumptions of fair value, and are significant to the fair value of the assets or liabilities.

The fair value of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). The Company does not have any Level 1 securities. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below.

Fair Value Measurements at June 30, 2009, Using

(Dollars in Thousands)

	June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Carrying value
Assets:
Securities available-for-sale
U. S. government agencies	$19,465		$19,465
State and municipal	$19,091		$19,091
Mortgage-backed securities -residential	$2,406		$2,406
Trust preferred security	$640		$640
Total investment securities	$41,602	—	$41,602	—

Fair Value Measurements at December 31, 2008, Using

(Dollars in Thousands)

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Carrying Value
Assets:
Securities available-for-sale
U. S. government agencies	$4,504		$4,504
State and municipal	$19,042		$19,042
Mortgage-backed securities -residential	$15,582		$15,582
Trust preferred security	$800		$800
Total investment securities	$39,928	—	$39,928	—

Assets and liabilities measured on a non-recurring basis at June 30, 2009, consist of impaired loans and other real estate owned. Total impaired loans as of June 30, 2009 were $2.6 million, a decrease of $1.1 million from March 31, 2009. Of the impaired loans at June 30, 2009, $2.5 million had specific allocations and were measured for impairment using the fair value of collateral for collateral dependent loans. The carrying value of $2.5 million, with a valuation allowance of $412,000 results in a fair value, net of related allowance, of $2.1 million at June 30, 2009. The change in valuation allowance for impaired loans was a decrease of $523,000 and $163,000 for the three and six months ended June 30, 2009.

The carrying value of other real estate owned is $541,000. Total writedowns of other real owned during the three and six months ended June 30, 2009 were $17,500 and were $51,000, respectively. Impaired loans and other real estate owned were measured at fair value based on independent third-party appraisals of the underlying collateral adjusted for other factors management deemed relevant to arrive at a representative fair value and are considered level 3 inputs.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Total impaired loans at June 30, 2008 were $2.5 million. Of these loans, $2.0 million had specific allocations and were measured for impairment using the fair value of collateral for collateral dependent loans. The carrying value of $2.0 million, with a valuation allowance of $378,000 results in a fair value, net of related allowance, of $1.6 million at June 30, 2008. The change in valuation allowance for impaired loans was an increase of $110,000 and a decrease of $128,000 for the three and six months ended June 30, 2009. Impaired loans were measured at fair value based on independent third-party appraisals of the underlying collateral and are considered level 3 inputs.

Carrying amount and estimated fair values of financial instruments, not previously presented, at June 30, 2009 were as follows:

	June 30, 2009		December 31, 2008
	(Dollars in Thousands)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$7,386	$7,386	$15,331	$15,331
Loans held for sale	1,201	1,201	553	553
Loans, net of allowance	255,500	251,132	265,954	270,146
Accrued interest receivable	2,043	2,043	2,358	2,358
Federal Home Loan Bank stock	2,025	n/a	2,025	n/a
Financial Liabilities
Deposits	$263,839	$266,336	$273,015	$276,473
Securities sold under repurchase agreements	3,427	3,427	8,258	8,258
FHLB advances	28,000	27,767	27,500	27,477
Subordinate debentures	5,000	2,998	5,000	2,998
Accrued interest payable	443	443	683	683

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material. It is not practicable to determine fair value of FHLB stock due to restrictions placed on its transferability.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(6) Investment Securities

The following table summarizes the amortized cost and fair value of the sale investment securities portfolio at June 30, 2009 and December 31, 2008 and the corresponding amounts of gross unrealized gains and losses therein:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
June 30, 2009
U. S. government agencies	$19,533	$24	$(92)	$19,465
State and municipal	19,349	113	(371)	19,091
Mortgage-backed securities – residential	2,375	31	—	2,406
Trust preferred security	1,861	—	(1,221)	640

Total investment securities	$43,118	$168	$(1,684)	$41,602

December 31, 2008
U. S. government agencies	$4,470	$34	$—	$4,504
State and municipal	19,362	155	(475)	19,042
Mortgage-backed securities – residential	15,241	342	(1)	15,582
Trust preferred security	1,860	—	(1,060)	800

Total investment securities	$40,933	$531	$(1,536)	$39,928

The amortized cost and fair value of investment securities at June 30, 2009 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	June 30, 2009 Available for Sale (Dollars in Thousands)
	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due from one to five years	20,194	20,188
Due from five to ten years	8,495	8,532
Due after ten years	12,054	10,476
Mortgage-backed	2,375	2,406

Total	$43,118	$41,602

Securities with unrealized losses at June 30, 2009 and December 31, 2008, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(Dollars in Thousands)
June 30, 2009
U.S. government agencies	$8,722	$(92)	$—	$—	$8,722	$(92)
State and municipal	11,834	(363)	116	(8)	11,950	(371)
Mortgage-backed securities – residential	—	—	—	—	—	—
Trust preferred security	—	—	640	(1,221)	640	(1,221)

Total temporarily impaired	$20,556	$(455)	$756	$(1,229)	$21,312	$(1,684)

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(Dollars in Thousands)
December 31, 2008
U.S. government agencies	$—	$—	$—	$—	$—	$—
State and municipal	8,964	(346)	2,012	(129)	10,976	(475)
Mortgage-backed securities – residential	—	—	290	(1)	290	(1)
Trust preferred security	800	(1,060)	—	—	800	(1,060)

Total temporarily impaired	$9,764	$(1,406)	$2,302	$(130)	$12,066	$(1,536)

Proceeds from sales of securities available for sale were $12.3 million for the six months ended June 30, 2009. Gross gains of $361,000 were realized on these sales during 2009. No securities were sold during the six months ended June 30, 2008.

There were no sales of securities available for sale for the three months ended June 30, 2009 and 2008, respectively.

Other-Than-Temporary-Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available for sale are generally evaluated for OTTI under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

In determining OTTI under the SFAS No. 115 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

As of June 30, 2009, the Company’s security portfolio consisted of $41.6 million fair value of securities, $21.3 million of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s trust preferred securities, as discussed below.

Current market conditions have caused an overall decline in the fair market value of the investment portfolio at June 30, 2009. No impairment charge is being taken as no loss of principal or interest is anticipated. All principal and interest payments are being received as scheduled. All rated securities are investment grade. For those that are not rated, the financial condition has been evaluated and no adverse conditions were identified related to repayment. Declines in fair value are a function of rates cuts in the market and market illiquidity. The Company does not intend or is not expected to be required to sell these securities before recovery of their amortized cost basis.

The Company’s unrealized losses relate primarily to its investment in a single trust preferred security. The decline in fair value is primarily attributable to temporary illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. We have evaluated the financial condition and near term prospects of the issuer and expect to fully recover our cost basis. This security is not considered to be other-than-temporarily impaired.

Citizens First Corporation

Consolidated Balance Sheets

December 31

	2008	2007
	(In thousands, except share data)
Assets
Cash and due from financial institutions	$9,248	$10,221
Federal funds sold	6,083	3,641

Cash and cash equivalents	15,331	13,862
Available-for-sale securities	39,928	42,316
Loans held for sale	553	796
Loans, net of allowance for loan losses of $3,816 and $3,194 at December 31, 2008 and 2007, respectively	267,929	251,571
Premises and equipment, net	11,315	12,124
Bank owned life insurance (BOLI)	6,457	6,152
Federal Home Loan Bank (FHLB) stock, at cost	2,025	1,946
Accrued interest receivable	2,358	2,848
Deferred income taxes	2,971	214
Goodwill	2,575	11,288
Core deposit intangible	1,569	1,859
Other assets	2,114	1,377

Total assets	$355,125	$346,353

Liabilities and Shareholders’ Equity

Liabilities
Deposits
Noninterest bearing	$27,247	$27,450
Savings, NOW and money market	69,548	77,715
Time	176,220	177,111

Total deposits	273,015	282,276
Securities sold under repurchase agreements	8,258	3,181
FHLB advances	27,500	15,317
Subordinated debentures	5,000	5,000
Accrued interest payable	683	952
Other liabilities	1,384	2,331

Total liabilities	315,840	309,057

Commitments and contingent liabilities (Note 17)	39,000	43,000

Shareholders’ Equity
6.5% cumulative preferred stock; no par value, authorized 250 shares; issued and outstanding 250 shares at December 31, 2008 and 2007, respectively	7,659	7,659
5.0% Series A preferred stock; $35,116 par value per share, authorized 250 shares; issued and outstanding 250 and 0 shares at December 31, 2008 and 2007, respectively	8,459	—
Common stock, no par value, authorized 5,000,000 shares; issued and outstanding 1,968,777 and 1,959,583 shares at December 31, 2008, and 2007, respectively	27,058	26,573
Retained earnings (deficit)	(3,228)	3,146
Accumulated other comprehensive income (loss)	(663)	(82)

Total shareholders’ equity	39,285	37,296

Total liabilities and shareholders’ equity	$355,125	$346,353

See Notes to Consolidated Financial Statements

Citizens First Corporation

Consolidated Statements of Operations

Years ended December 31

	2008	2007
	(in thousands, except for per share data)
Interest and Dividend Income
Loans	$18,434	$20,139
Taxable securities	1,268	1,298
Non-taxable securities	736	486
Federal funds sold and other	93	820

Total interest and dividend income	20,531	22,743

Interest Expense
Deposits	8,372	9,996
FHLB advances	768	387
Subordinated debentures	263	354
Short-term borrowings	189	83

Total interest expense	9,592	10,820

Net Interest Income	10,939	11,923
Provision for Loan Losses	1,927	710

Net Interest Income After Provision for Loan Losses	9,012	11,213

Noninterest Income
Service charges on deposit accounts	1,594	1,483
Other service charges and fees	247	225
Gain on sale of mortgage loans	278	341
Lease income	229	210
BOLI income	301	152
Net realized gains (losses) on sale of available-for-sale securities	—	(18)
Other	190	113

Total noninterest income	2,839	2,506

Noninterest Expense
Salaries and employee benefits	5,243	5,991
Net occupancy expense	1,263	1,042
Equipment expense	791	821
Goodwill impairment losses	8,698	—
Advertising	523	543
Professional fees	408	431
Data processing services	734	749
Franchise shares and deposit tax	462	432
Core deposit intangible amortization	290	344
Postage and office supplies	200	272
Telephone and other communication	255	252
FDIC Insurance	310	33
Other	881	1,066

Total noninterest expense	20,058	11,976

Income Before Income Taxes	(8,207)	1,743
Provision for Income Taxes (Benefit)	(2,566)	447

Net Income (Loss)	$(5,641)	$1,296

Dividends declared on preferred stock	534	520

Net income (loss) available to common shareholders	$(6,175)	$776

		$0.39
Basic Earnings (Loss) per Share	$(3.14)	0.39

Diluted Earnings (Loss) per Share	$(3.14)	$0.39

See Notes to Consolidated Financial Statements

Citizens First Corporation

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31

Dollar amounts in thousands, except share data	Preferred Stock		Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Total Comprehensive Income
	Shares	Amount	Shares	Amount
Balance, January 1, 2007	250	$7,659	1,978,463	$26,573	$2,639	$(382)	$36,489
Net income					1,296		1,296	$1,296
Common stock issued			6,120	96			96
Change in unrealized gain (loss) on available for sale securities						300	300	300
Adjustment to initially adopt FIN 48					(71)		(71)
Dividend declared and paid on preferred stock					(520)		(520)
Dividends declared and paid on common stock ($0.10 per share)					(198)		(198)
Stock based compensation				224			224
Treasury stock purchased			(25,000)	(320)			(320)

Total comprehensive income								$1,596

Balance, December 31, 2007	250	$7,659	1,959,583	$26,573	$3,146	$(82)	$37,296
Net loss					(5,641)		(5,641)	(5,641)
Common stock issued			9,194	93			93
Change in unrealized gain (loss) on available for sale securities						(581)	(581)	(581)
Stock based compensation				116			116
Preferred stock-5% Series A	250	8,459					8,459
Common stock warrants issued				276			276
Dividends declared and paid on preferred stock					(534)		(534)
Dividends declared and paid on common stock ($0.10 per share)					(199)		(199)

Total comprehensive income								$(6,222)

Balance, December 31, 2008	500	$16,118	1,968,777	$27,058	$(3,228)	$(663)	$39,285

See Notes to Consolidated Financial Statements

Citizens First Corporation

Consolidated Statements of Cash Flows

Years Ended December 31

	2008	2007
	(In thousands)
Operating Activities
Net income (loss)	$(5,641)	$1,296
Items not requiring (providing) cash
Depreciation and amortization	826	814
Provision for loan losses	1,927	710
Loss on impairment of goodwill	8,698	—
Amortization of premiums and discounts on securities	72	(149)
Amortization of core deposit intangible	290	344
Deferred income taxes	(2,757)	100
Bank-owned life insurance	(305)	(152)
Stock based compensation	116	224
Net realized (gains) losses on sale of securities	—	18
Proceeds from sale of mortgage loans held for sale	17,381	20,855
Origination of mortgage loans held for sale	(16,860)	(21,201)
Gains on sales of loans	(278)	(341)
Losses on sale of other real estate owned	177	16
Gain on sale premises and equipment	(54)	(15)
FHLB stock dividends received	(79)	—
Changes in
Interest receivable	490	(35)
Other assets	(651)	(34)
Interest payable and other liabilities	(823)	774

Net cash provided by operating activities	2,529	3,224

Investing Activities
Loan originations and payments, net	(19,332)	(17,190)
Purchase of premises and equipment	(1,315)	(1,764)
Proceeds from maturities of available-for-sale securities	13,281	23,829
Proceeds from sales of other real estate owned	799	384
Proceeds from sales of available-for-sale securities	212	4,970
Purchase of securities available for sale	(12,058)	(27,916)
Purchase bank owned life insurance	—	(6,000)
Proceeds from sales of premises and equipment	1,352	17
Contingent payment related to purchase of Commonwealth Mortgage and Southern KY Land Title, Inc., net of stock issued	—	(278)

Net cash used in investing activities	(17,061)	(23,948)

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	(8,370)	(17,373)
Net change in time deposits	(891)	20,274
Proceeds from FHLB advances	22,000	18,500
Repayment of FHLB advances	(9,817)	(14,537)
Net fed funds purchased and repurchase agreements	5,077	(740)
Net change in other borrowings	—	(350)
Issuance of preferred stock	8,459	—
Issuance of common stock warrants	276	—
Purchase of treasury stock	—	(320)
Dividends paid on preferred stock	(534)	(520)
Dividends paid on common stock	(199)	(198)

Net cash provided by financing activities	16,001	4,736

Increase(decrease) in Cash and Cash Equivalents	1,469	(15,988)
Cash and Cash Equivalents, Beginning of Year	13,862	29,850

Cash and Cash Equivalents, End of Year	$15,331	$13,862

Supplemental Cash Flows Information
Interest paid	$9,862	$10,590
Income taxes paid	$50	$815
Loans transferred to other real estate owned	$1,047	$1,348
Stock issued and liability accrued for contingent payment related to purchase of Commonwealth
Mortgage and Southern Ky. Land Title, Inc.	$93	$371

See Notes to Consolidated Financial Statements

Citizens First Corporation

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation – The consolidated financial statements include Citizens First Corporation and its wholly-owned subsidiary Citizens First Bank, Inc., together referred to as “the Company”. Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services to individual and corporate customers in Warren, Simpson, Barren and Hart counties in Kentucky. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates – To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, goodwill, intangible assets and fair values of financial instruments are particularly subject to change.

Cash Flows – Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities – Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains on sales of mortgage loans are recorded at the time of disbursement by an investor at the difference between the sales proceeds and the loan’s carrying value. Loans are sold servicing released.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term on the level-yield method. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank (FHLB) Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from twenty-five to forty years. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the asset. Furniture, fixtures and equipment are depreciated using the straight-line with useful lives ranging from three to seven years.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in net income or expense from foreclosed assets. Foreclosed assets were $1.2 million and $1.1 million at December 31, 2008 and 2007, respectively.

Bank Owned Life Insurance – The Bank has purchased life insurance policies on certain key employees. In accordance with EITF 06-5, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets – Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value in the period identified.

Goodwill was determined to be impaired as of December 31, 2008 and an $8.7 million dollar write down was taken. The balance of goodwill remaining as of December 31, 2008 was $2.6 million.

Other intangible assets consist largely of core deposit intangible assets arising from a bank acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives of 8 years.

Long-Term Assets – Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes – Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Upon adoption of FIN 48, we recorded a liability of $71,000. During 2008 we executed a voluntary disclosure agreement with another state and filed multiple years of tax returns. Tax and interest were paid, leaving a FIN 48 liability of $10,000 as of year end 2008.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Stock Based Compensation Plans – Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Retirement Plans – Employee 401(k) expense is the amount of matching contributions.

Operating Segments – While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Earnings (Loss) per Common Share – Basic earnings (loss) per common share is net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and preferred stock. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Equity – Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends of 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. Preferred dividends must be paid before any dividends on common shareholders can be considered. Statutory restrictions on the holding company require that no common distribution be made if, after giving effect, the cooperation would not be able to pay its debts as they became due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be necessary to satisfy the preferential rights on dissolution of the preferred stock. Dividends paid by the bank to the holding company are also limited based on earnings for the year.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Adoption of New Accounting Standards – In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company does not have any split-dollar life insurance arrangements; thus, adoption of this issue did not have an impact on the financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008 or subsequently.

In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.

Effect of newly issued but not yet effective accounting standards -

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position but will depend on future acquisitions, if any.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Company does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”. FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Reclassifications – Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 financial statement presentation.

NOTE 2 – AVAILABLE-FOR-SALE SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Dollars in Thousands)
December 31, 2008
U. S. government agencies	$4,504	$34	$—
State and municipal	19,042	155	(475)
Mortgage-backed securities	15,582	342	(1)
Other securities	800	—	(1,060)

Total debt securities	$39,928	$531	$(1,536)

December 31, 2007
U. S. government agencies	$6,490	$4	$(5)
State and municipal	16,833	137	(91)
Mortgage-backed securities	17,135	40	(209)
Other securities	1,858	—	—

Total debt securities	$42,316	$181	$(305)

Sales of available for sale securities

	2008	2007
	(Dollars in Thousands)
Proceeds	$212	$4,970
Gross gains	—	—
Gross losses	—	(18)

The tax provision (benefit) related to these net realized gains and losses were $0 and ($6,000), respectively.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The fair value of debt securities at year end 2008 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Available for Sale Fair Value
(Dollars in Thousands)
Due in one year or less	$500
Due from one to five years	4,314
Due from five to ten years	8,688
Due after ten years	10,844
Mortgage-backed	15,582

Total	$39,928

Securities pledged at year end 2008 and 2007 had a carrying amount of $37.9 million and $31.3 million and were pledged to secure public deposits and repurchase agreements.

At year end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(Dollars in Thousands)
December 31, 2008
U.S. government agencies	$—	$—	$—	$—	$—	$—
State and municipal	8,964	(346)	2,012	(129)	10,976	(475)
Mortgage-backed securities	—	—	290	(1)	290	(1)
Other Securities	800	(1,060)	—	—	800	(1,060)

Total temporarily impaired	$9,764	$(1,406)	$2,302	$(130)	$12,066	$(1,536)

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(Dollars in Thousands)
December 31, 2007
U.S. government agencies	$—	$—	$1,995	$(5)	$1,995	$(5)
State and municipal	3,623	(87)	801	(4)	4,424	(91)
Mortgage-backed securities	6,942	(73)	2,126	(136)	9,068	(209)

Total temporarily impaired	$10,565	$(160)	$4,922	$(145)	$15,487	$(305)

Based on evaluation of available evidence, including recent changes in market interest rates and information available about the issuers, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. Management has the intent and ability to hold these securities until forecasted recovery,

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

which may be maturity. All rated securities remain investment grade quality. The fair value is expected to recover as the bonds approach maturity. Unrealized losses in the other investment category is the result of inactivity in the market for trust preferred securities and does not appear to be indicative of the strength of this single bank issued preferred security.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31 include:

	2008	2007
	(Dollars in Thousands)
Commercial and agricultural	$79,248	$84,763
Commercial real estate	104,043	93,484
Residential real estate	74,027	61,124
Consumer	14,427	15,394

Total loans	271,745	254,765
Less allowance for loan losses	(3,816)	(3,194)

Net loans	$267,929	$251,571

Activity in the allowance for loan losses was as follows:

	2008	2007
	(Dollars in Thousands)
Balance, beginning of year	$3,194	$3,128
Provision charged to expense	1,927	710
Loans charged off	(1,347)	(726)
Recoveries	42	82

Balance, end of year	$3,816	$3,194

Impaired loans totaled $2.5 million and $3.4 million at December 31, 2008 and 2007, respectively. An allowance for loan losses of $575,000 and $506,000 relates to impaired loans of $2.5 million and $2.7 million at December 31, 2008 and 2007, respectively.

Interest of $146,000 and $209,000 was recognized on average impaired loans of $3.0 million and $1.8 million for 2008 and 2007, respectively. Interest of $141,000 and $135,000 was recognized on impaired loans on a cash basis during 2008 and 2007, respectively.

At December 31, 2008 and 2007, accruing loans delinquent 90 days or more totaled $1.5 million, and $1.3 million, respectively. Non-accruing loans at December 31, 2008 and 2007 were $1.1 million and $2.1 million, respectively.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 4 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007
	(Dollars In Thousands)
Land and land improvements	$3,010	$3,150
Buildings and improvements	6,751	7,553
Leasehold improvements	319	277
Furniture and fixtures	671	642
Equipment and software	2,887	2,826
Automobiles	101	101
Construction in progress	865	76

	14,604	14,625
Less accumulated depreciation	(3,289)	(2,501)

Net premises and equipment	$11,315	$12,124

Depreciation and amortization expense totaled $826,000 and $814,000 for 2008 and 2007, respectively.

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $313,000 and $217,000 for 2008 and 2007. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

2009	$328
2010	331
2011	334
2012	334
2013	333
Thereafter	2,976

Total	$4,636

During December 2006, the Company sold a property to an unrelated third party, and subsequently entered into a lease agreement for the property. A gain of $246,000 was deferred and will be recognized over the fifteen year term of the lease. $16,000 of the deferred gain was recognized in 2008, and $16,000 was recognized in 2007.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

Adjustments to goodwill related to the acquisition of Kentucky Banking Centers Inc. are the result of finalization of fair values. The annual analysis of goodwill for 2008 indicated goodwill impairment. After determining the fair value of assets, it was deemed necessary to adjust goodwill by $8.7 million. Goodwill recorded for the purchase of Kentucky Banking Centers, Inc. was reduced by $7.1 million and goodwill recorded for Commonwealth Mortgage was reduced by $1.6 million.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The change in balance for goodwill during the year is as follows:

	2008	2007
	(Dollars in thousands)
Beginning of year	$11,288	$10,945
Settlement of contingent consideration from purchase of Commonwealth Mortgage	—	371
Acquisition of Kentucky Banking Centers, Inc.	(15)	(28)
Goodwill impairment	(8,698)	—

End of year	$2,575	$11,288

Acquired Intangible Assets

Acquired intangible assets were as follows at year end:

(Dollars in thousands)	2008
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$2,203	$(634)

(Dollars in thousands)	200 Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$2,203	$(344)

Amortization expense was $290,000 in 2008 and $344,000 in 2007. Estimated amortization expense for each of the next five years:

(Dollars in Thousands)
2009	$275
2010	264
2011	262
2012	259
2013	256

NOTE 6 – DEPOSITS

Interest-bearing time deposits in denominations of $100,000 or more were $76.3 million and $65.0 million at December 31, 2008 and 2007. This included brokered deposits of $29.9 million and $9.8 million at year end 2008 and 2007.

At December 31, 2008, the scheduled maturities of time deposits were as follows:

(Dollars In Thousands)
2009	$127,241
2010	19,600
2011	12,515
2012	13,059
2013	3,762
Thereafter	43

$176,220

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2008, eight customers accounted for approximately $27.5 million, or 10.1%, of total deposits whereas, at December 31, 2007, eleven customers accounted for approximately $28.2 million or 10.0% of total deposits.

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES AND LETTER OF CREDIT

At year end, advances from the Federal Home Loan Bank (“FHLB”) were as follows:

	(Dollars In Thousands)
Matures February 2009 through February 2010, fixed rate at rates from .99% to 5.14%, averaging 3.16%	$15,000	$10,817
Matures August 2012, fixed rate at 4.25% until February 2009, with FHLB option to call in full each 6 months thereafter	500	500
Matures December 2012, fixed rate at 3.36% until March 2009 with FHLB option to call in full each 12 months thereafter	2,000	2,000
Matures December 2014, fixed rate at 3.46% until December 2009, with FHLB option to call in full each 24 months thereafter	2,000	2,000
Matures February 2015, fixed rate at 2.85% until February 2010, with FHLB option to call in full each 24 months thereafter	2,000	—
Matures January 2009 through February 2009, Floating rate at .54% as of December 31, 2008	6,000	—

Total	$27,500	$15,317

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $44.6 million and $38.1 million of first mortgage loans under a blanket lien arrangement for both year 2008 and 2007. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to an additional $10.4 million at year-end 2008.

Payment Information

Required payments over the next five years are:

(Dollars in Thousands)
2009	$19,000
2010	2,000
2011	0
2012	2,500
2013	0
Thereafter	4,000

$27,500

Letter of Credit

At year-end 2008, the Bank also had an outstanding Standby Letter of Credit with the Federal Home Loan Bank in the amount of $2.0 million to be used for public unit deposit collateralization. At December 31, 2008, $1.0 million of the letter of credit was pledged to secure public funds.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 8 – NOTES PAYABLE AND SUBORDINATED DEBENTURES

In 2005, the Company executed a credit agreement with a correspondent bank for operating capital and general corporate purposes. The line had a total availability of $3.0 million and matured September 26, 2008. As of December 31, 2007, the line had no balance, and the line was not renewed in 2008.

In October 2006, Citizens First Statutory Trust I, a trust formed by the Company, closed a pooled private offering of $5.0 million trust preferred securities with a liquidation amount of $1,000 per trust security. The Company issued $5.2 million of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FASB Interpretation 46R, the trust is not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company’s investment in the common stock of the trust was $155,000 and is included in other assets.

The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1,000 per trust security, on or after January 1, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on January 1, 2037. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The securities have a stated maturity of thirty years and bear an interest rate of 165 basis points over the 3-month LIBOR rate. The interest rates at December 31, 2008 and December 31, 2007 were 5.53% and 6.88%, respectively.

NOTE 9 – INCOME TAXES

The provision for income taxes includes these components:

	2008	2007
	(Dollars In Thousands)
Taxes currently payable	$(109)	$514
Deferred income taxes	(2,457)	(67)
Income tax expense	$(2,566)	$447

A reconciliation of the income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2008	2007
	(Dollars In Thousands)
Computed at the statutory rate (34%)	$(2,790)	$593
Tax-exempt interest	(306)	(203)
Bank owned-life insurance	(102)	(51)
Goodwill impairment	546	—
Stock options	40	65
Other	46	43

Actual tax expense	$(2,566)	$447

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
	(Dollars In Thousands)
Deferred tax assets
Allowance for loan losses	$1,069	$934
Deferred gain	72	78
Unrealized losses on available-for-sale securities	342	42
Goodwill and core deposit	1,747	—
Other real estate	49	—
Nonqualified stock options	25	25
Fair value adjustments related to business combinations	70	70
Other	19	3

	$3,393	$1,152

Deferred tax liabilities
Amortization of intangibles	—	(523)
Deferred loan fees/costs	(124)	(108)
FHLB stock dividends	(74)	(47)
Depreciation	(202)	(178)
Accretion on investment securities	(6)	(16)
Prepaid expenses	(16)	(42)
Other	—	(24)

Net deferred tax asset	(422)	(938)

	$2,971	$214

Given the past history of taxable income and projections of taxable income in the future, the deferred tax asset is considered to be realizable.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. Accordingly, we recorded a FIN 48 liability to equity of $71,000 which included $97,000 related to state taxes, $10,000 of interest, and federal benefit of $36,000. No other items were recorded during the year. During 2008, we filed a voluntary disclosure agreement with the state in which lending activities have occurred and tax returns were filed. This reversed the majority of the FIN 48 reserve recorded, leaving a reserve of $10,000 as of December 31, 2008. There were no other accruals recorded in 2008 related to uncertain tax positions. Should the accrual of any interest or penalties be necessary, it is our policy to record such accruals in our income tax accounts. The Company files a consolidated U.S. federal income tax return and Kentucky and Tennessee income tax returns. These returns are subject to examination by taxing authorities for all years after 2004.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 10 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	2008	2007
	(Dollars in Thousands)
Unrealized gains (losses) on available-for-sale securities	$(881)	$474
Reclassification for realized amount included in income	—	(18)

Other comprehensive income (loss), before tax effect	(881)	456
Tax effect	300	(156)

Other comprehensive income (loss)	$(581)	$300

NOTE 11 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from regulatory agencies categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s categories.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the following table.

As of December 31, 2008	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)
Total Capital (to Risk-Weighted Assets)
Consolidated	$43,747	14.77%	$23,697	8.0%	N/A	N/A
Citizens First Bank, Inc.	37,831	12.78	23,681	8.0	$29,601	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	40,045	13.52%	11,849	4.0	N/A	N/A
Citizens First Bank, Inc.	34,129	11.53	11,840	4.0	17,761	6.0%

Tier I Capital (to Average Assets)
Consolidated	40,045	11.31%	14,166	4.0	N/A	N/A
Citizens First Bank, Inc.	34,129	9.68	14,106	4.0	17,633	5.0%

As of December 31, 2007	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)
Total Capital (to Risk-Weighted Assets)
Consolidated	$32,425	11.55%	$22,465	8.0%	N/A	N/A
Citizens First Bank, Inc.	29,575	10.53	22,461	8.0	$28,077	10.0%

Tier I Capital (to Risk-Weighted Assets)
Consolidated	29,231	10.41%	11,232	4.0	N/A	N/A
Citizens First Bank, Inc.	26,381	9.40	11,231	4.0	16,846	6.0%

Tier I Capital (to Average Assets)
Consolidated	29,231	9.03%	12,948	4.0	N/A	N/A
Citizens First Bank, Inc.	26,381	8.15	12,948	4.0	16,185	5.0%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. During a profitable year, the Bank could, without prior approval, declare dividends equal to any current year net profits retained to the date of the dividend declaration. Due to the loss incurred in 2008, the Bank cannot declare common dividends without prior approval.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 12 – RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) in the amount of $9.0 million and $11.4 million, respectively. The following table shows the activity in the loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) during the year:

(Dollars in Thousands)
Beginning balance	$11,390
New loans	905
Repayments	(355)
No longer eligible	(2,920)

Ending balance	$9,020

Deposits from related parties held by the Bank at December 31, 2008 and 2007, respectively, totaled $1.0 million and $1.2 million, respectively.

The following amounts were paid to a related party for advertising services; $7,000 in 2008, and $25,000 in 2007.

NOTE 13 – EMPLOYEE BENEFIT PLANS

Effective January 1, 2006 the Company has adopted a 401(k) plan covering substantially all employees. Employees may contribute a portion of their compensation (based on regulatory limitations) with the Company matching 100% of the employee’s contribution up to 4% of the employee’s compensation. Employer contributions charged to expense for 2008 and 2007 were $154,000 and $161,000, respectively.

NOTE 14 – STOCK OPTION PLANS

In 2002, the Board of Directors adopted the employee stock option plan, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to afford key employees an incentive to remain in the employ of the Company and its subsidiaries and to use their best efforts on its behalf. 132,300 shares of Company common stock have been reserved for issuance under the plan. 20,825 shares remain available for future issuance. Options granted expire after ten years, and vest ratably over a three year period.

In 2003, the Board of Directors adopted the non-employee director stock option plan for non-employee directors, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to assist the Company in promoting a greater identity of interest between the Company’s non-employee directors and shareholders and in attracting and retaining non-employee directors by affording them an opportunity to share in the Company’s future successes. 44,100 shares of common stock have been reserved for issuance under the plan. 14,787 shares remain available for future issuance. Options granted expire after ten years, and are immediately vested.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

The fair value of options granted is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted-average assumptions: No options were granted during 2008.

2007
Dividend yields	1.00%
Volatility factors of expected market price of common stock	25.67%
Risk-free interest rates	5.10%
Expected life of options	7 years
Weighted-average fair value of options granted during the year	$4.57

•	The dividend yield was estimated using historical dividends paid and market value information for the Company’s stock. An increase in dividend yield will decrease compensation expense.

•	The volatility was estimated using historical volatility for periods approximating the expected option life.

•

The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. For the years ended December 31, 2008 and 2007, employee and non-employee compensation expense recorded was $116,000 and $224,000, respectively. As of December 31, 2008, unrecognized compensation expense associated with stock options was $13,000 which is expected to be recognized over a weighted average period of less than 1 year.

A summary of the status of the plans at December 31, 2008, and changes during the period then ended is presented below:

	2008
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	150,682	$15.23
Granted	—	—
Exercised	—
Forfeited	(11,549)	$16.19
Expired	—

Outstanding, end of year	139,133	$15.16

Options exercisable, end of year	125,382	$14.76

Management expects all outstanding unvested options will vest. The weighted average remaining term for outstanding stock options was 5.93 years at December 31, 2008. The weighted average remaining term for exercisable options was 5.84 years at December 31, 2008. The aggregate intrinsic value at December 31, 2008 was $0 for stock options outstanding and $0 for stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company’s common stock as of the reporting date.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 15: SERIES A PREFERRED STOCK AND STOCK WARRANTS

250 shares of our preferred stock designated as Series A preferred stock, were issued to the U.S. Treasury on December 19, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $8,779,000.

Holders of shares of Series A preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $35,116 per share of Series A preferred stock with respect to each dividend period from December 19, 2008 to, but excluding, December 19, 2013. From and after December 19, 2013, holders of shares of Series A preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $35,116 per share of Series A preferred stock with respect to each dividend period thereafter. Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, starting with February 15, 2009.

Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009, or ARRA, we may, upon prior consultation with the Federal Reserve, redeem the Series A preferred stock at any time.

The Series A preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A preferred stock have no right to require the redemption or repurchase of the Series A preferred stock. The holders of the Series A preferred stock generally will not have any voting rights.

Pursuant to the terms of the Securities Purchase Agreement in relation to the Capital Purchase Program, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare or pay dividends on our common stock or pari passu preferred shares if we are in arrears on the payment of dividends on the Treasury Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of our last cash dividend of $0.05 per share without the Treasury Department’s approval until December 19, 2011, unless all of the Treasury Preferred Stock has been redeemed or transferred by the Treasury Department to unaffiliated third parties.

In connection with the issuance of Series A preferred stock, the Company issued 254,218 common stock warrants. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds equal to $8,779,000, the aggregate liquidation preference of the Series A preferred stock, the number of shares of common stock underlying the warrant will be reduced by 50% to 127,109 shares. The initial exercise price applicable to the warrant is $5.18 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before December 19, 2018 by surrender of the warrant and the payment of the exercise price.

The recorded value of the warrants was determined by applying a fair value discount and allocating the proceeds from the Capital Purchase program between the preferred stock and warrants. The discount on the preferred stock will be accreted over the contractual life of five years using an effective yield.

NOTE 16: ACQUISITION OF COMMONWEALTH MORTGAGE AND SOUTHERN KENTUCKY LAND TITLE

On January 2, 2003, the Bank acquired all of the outstanding stock of Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc. Commonwealth Mortgage originates one to four family residential mortgages for sale in the secondary mortgage market, while Southern Kentucky Land Title provides title insurance agency services for real estate purchase contracts. The purchase price for Commonwealth

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Mortgage and Southern Kentucky Land Title consisted of $400,000 in cash plus a deferred contingent purchase price of up to $1.4 million payable upon the combined entities’ achievement of specified annual earnings targets over a five year period, plus 25% of the amount, if any, by which their earnings exceed such targets. 25% of the deferred purchase price was paid by the issuance of the Company’s common stock, valued at the average of the closing sales price of the stock over the last 10 trading days of the applicable calendar year. The deferred contingent purchase price was accounted for as additional purchase price at the time the contingency was resolved. The Bank also purchased the .2 acre site on which the main office of Commonwealth Mortgage is located for a purchase price of $272,000 in cash. Goodwill recognized in this transaction amounted to $380,000, all of which was assigned to the Bank. Goodwill from this transaction is not tax deductible.

In the second quarter of 2006, Commonwealth Mortgage relocated its offices to the Campbell Lane office of the Bank. Subsequently, the .2 acre site and the building at 1301 US 31W Bypass which had formerly housed Commonwealth Mortgage were sold for $286,000 which netted the Company a gain of $49,000.

During 2008, the Bank paid $278,000 in cash associated with the contingent purchase price for the final contingent purchase price payment in the contract. Additionally, the Company issued common stock for approximately $93,000 during the first quarter of 2008 associated with the contingent purchase price. The total of approximately $371,000 was accrued as of December 31, 2007, and recorded as goodwill.

Total goodwill recorded for Commonwealth Mortgage at December 31, 2008 was $2.1 million. As of December 31, 2008, goodwill recorded was determined to be impaired as the implied fair value of total goodwill was determined to be lower than the carrying value. An impairment charge of $1.6 million was taken related to Commonwealth Mortgage leaving a goodwill balance of approximately $476,000.

NOTE 17 – COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 3.25% to 21.0% and maturities ranging from 6 months to 31.3 years.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $2.1 million and $2.5 million at December 31, 2008 and 2007, respectively, with terms ranging from days to one year.

NOTE 18 – DISCLOSURES ABOUT FAIR VALUE

Statement 157, Fair Value Measurements, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that are supported by little or no market activity, reflect a company’s own assumptions about market participant assumptions of fair value, and are significant to the fair value of the assets or liabilities.

The fair value of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). The Company does not have any Level 1 securities. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

		Fair Value Measurements at December 31, 2008, Using
		Quoted Prices in Active Significant Other		Significant Unobservable Inputs (Level 3)
	December 31, 2008	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)
Assets:
Available-for-sale securities	$39,928	—	$39,928	—

Assets and liabilities measured on a non-recurring basis consist of impaired loans. Total impaired loans as of December 31, 2008 were $2.5 million. Of these loans, $2.5 million had specific allocations and were measured for impairment using the fair value of collateral for collateral dependent loans. The carrying value of $2.5 million, with a valuation allowance of $575,000 results in a fair value, net of related allowance, of $1.9 million at December 31, 2008. Impaired loans were measured at fair value based on independent third-party appraisals of the underlying collateral adjusted for other factors management deemed relevant to arrive at a representative fair value and are considered level 3 inputs. $511,000 of the 2008 provision expense was allocated to impaired loans.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Current market conditions have caused an overall decline in the fair market value of the investment portfolio at December 31, 2008. No impairment charge is being taken as no loss of principal or interest is anticipated. All principal and interest payments are being received as scheduled. All rated securities are investment grade. For those that are not rated, the financial condition has been evaluated and no adverse conditions were identified related to repayment. Declines in fair value are a function of rates cuts in the market and market illiquidity. The Company has the intent and ability to hold these securities until recovery.

Carrying amount and estimated fair values of financial instruments, not previously presented, at year end were as follows:

	December 31, 2008		December 31, 2007
	(Dollars in Thousands)
Financial Assets
Cash and cash equivalents	$15,331	$15,331	$13,862	$13,862
Loans held for sale	553	553	796	796
Loans, net of allowance	265,954	270,146	248,661	256,297
Accrued interest receivable	2,358	2,358	2,848	2,848
Federal Home Loan Bank stock	2,025	n/a	1,946	n/a

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)
Financial Liabilities
Deposits	$273,015	$276,473	$282,276	$283,511
Securities sold under repurchase agreements	8,258	8,258	3,181	3,181
FHLB advances	27,500	27,477	15,317	15,340
Subordinate debentures	5,000	2,998	5,000	5,000
Accrued interest payable	683	683	952	952

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material. It is not practicable to determine fair value of FHLB stock due to restrictions placed on its transferability.

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 19 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets	2008	2007
	(Dollars in Thousands)
Cash	$6,293	$3,124
Investment in Citizens First Bank, Inc.	38,171	39,446
Other assets	206	44

Total assets	$44,670	$42,614

Liabilities
Borrowings	$5,000	$5,000
Other liabilities	385	318

Total liabilities	5,385	5,318
Shareholders’ Equity	39,285	37,296

Total liabilities and shareholders’ equity	$44,670	$42,614

	2008	2007
	(Dollars in Thousands)
Dividend income Expenses	$—	$4,600

Interest expense	263	361
Stock option expense	116	224
Professional fees	179	173
Other expenses	59	65

Total expenses	617	823

Income (Loss) before Income Taxes and Equity in (Overdistributed) Undistributed Income of Subsidiary	(617)	3,777

Income Tax Benefit	(170)	(215)
Income (Loss) before Equity in (Overdistributed) Undistributed Income of Subsidiary	(447)	3,992
Equity in (Overdistributed)
Income (loss) of Subsidiary	(5,194)	(2,696)

Net Income (Loss)	$(5,641)	$1,296

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Cash Flows

	2008	2007
	(Dollars in Thousands)
Operating Activities
Net income	$(5,641)	$1,296
Adjustments:
Equity in undistributed income (loss) of subsidiary	5,194	2,696
Stock based compensation	116	224
Changes in
Other assets	(162)	41
Other liabilities	160	78

Net cash used in operating activities	(333)	4,335

Investing Activity – Investment in subsidiary	(4,500)	—

Financing Activities
Proceeds from borrowings	—	500
Payment of borrowings	—	(850)
Payment of dividends on stock	(733)	(718)
Purchase of treasury stock	—	(320)
Issuance of common stock warrants	276	—
Issuance of preferred stock, net	8,459	—

Net cash provided by financing activities	8,002	(1,388)

Increase in Cash and Cash Equivalents	3,169	2,947
Cash and Cash Equivalents, Beginning of Year	3,124	177

Cash and Cash Equivalents, End of Year	$6,293	$3,124

Citizens First Corporation

Notes to Consolidated Financial Statements—(Continued)

NOTE 20 – EARNINGS (LOSS) PER SHARE

All references to common shares and earnings (loss) per share have been restated to reflect the stock dividends issued in 2006. Basic earnings (loss) per share have been computed by dividing net income (loss) available for common shareholders by the weighted-average common shares outstanding during each year. Diluted earnings (loss) per share have been computed the same as basic earnings (loss) per share, and assumes the conversion of outstanding vested stock options and convertible preferred stock, if dilutive. The following table reconciles basic and diluted earnings (loss) per share for the years ending December 31, 2008 and 2007.

	2008			2007
	Weighted- Average Income	Shares	Per Share Amount	Weighted- Average Income	Shares	Per Share Amount

Basic earnings per share
Net income (loss)	$(5,641)			$1,296
Less: Dividends on preferred stock	(534)			(520)
Net income (loss) available to common shareholders	(6,175)	1,964,959	$(3.14)	776	1,975,671	$0.39

Effect of dilutive securities
Warrants		—			—
Preferred stock		—			—
Stock options	—	—		—	—

Diluted earnings per share
Net income (loss) available to common shareholders and assumed conversions	$(6,175)	1,964,959	$(3.14)	$776	1,975,671	$0.39

Stock options for 139,133 and 150,682 shares of common stock were not considered in computing diluted earnings per common share for 2008 and 2007, respectively, because they were antidilutive. The common stock warrant for 254,218 shares were also anti-dilutive. Convertible preferred shares are not included because they are anti-dilutive for 2008 and 2007.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PORTER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Porter are set forth below. References in this Schedule I to “Porter” mean Porter Bancorp, Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223. Unless otherwise indicated below, the current business telephone of each director and officer is (502) 499-4800. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Porter. Each director and officer is a United States citizen. Except as described in this Schedule I, none of the directors and officers of Porter listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS

Director	Age	Principal Occupation and Other Information	Director Since
J. Chester Porter	68	Mr. Porter is our chairman of the board and general counsel. He also serves as a director of two affiliated banks. Mr. Porter is a partner in the law firm Porter & Associates and has practiced law for over 30 years. Mr. Porter is a member and the chairman of the University of Louisville board of trustees, and chairman of the University of Louisville Foundation Board. He has also served on Campbellsville University’s board of trustees and executive committee since 1985. Mr. Porter serves on our nominating and corporate governance committee.	1988

Maria L. Bouvette	52	Ms. Bouvette is our president and chief executive officer. She also serves as chief financial officer and a director of two affiliated banks. Ms. Bouvette is a member of the board of trustees of Norton Healthcare, a not-for-profit integrated healthcare delivery organization. Before joining Porter, Ms. Bouvette served as a manager of Deloitte Haskins & Sells (now Deloitte & Touche). She is a certified public accountant and has over 25 years of banking and management experience. Ms. Bouvette serves on our executive compensation committee.	1988

David L. Hawkins	54	Mr. Hawkins is a farmer and private investor. He served as president and chief executive officer of Pioneer Bank, Canmer, Kentucky from 1982 until 1994, when it was acquired by us. Before becoming president and chief executive officer of Pioneer Bank, Mr. Hawkins was a partner in Taylor, Polson, Woosley and Hawkins, a public accounting firm in Glasgow, Kentucky. He is a certified public accountant. Mr. Hawkins serves as the chairman of our audit committee and is a member of our nominating and corporate governance committee. Mr. Hawkins has also served as a director of PBI Bank or one of its predecessors since 1994.	2006

S-1

Director	Age	Principal Occupation and Other Information	Director Since

W. Glenn Hogan	47	Mr. Hogan is founder, president and chief executive officer of Hogan Real Estate, a full service commercial real estate development company headquartered in Louisville, Kentucky. Hogan Real Estate provides real estate services for retailers, institutional and private property owners and investors. Mr. Hogan has over twenty years of real estate development experience and has developed over five million square feet of retail space in the Midwest and Southeast. Mr. Hogan is a certified commercial investment member and is past president of the Kentucky State CCIM Chapter. Mr. Hogan serves as a member of our executive compensation and nominating and corporate governance committees.	2006

EXECUTIVE OFFICERS

Name	Age	Title	Present Principal Occupation and Five-Year Employment History
J. Chester Porter	68	Chairman of the Board and General Counsel.	For biographical information, see “Directors”

Maria L. Bouvette	52	President and Chief Executive Officer.	For biographical information, see “Directors”

David B. Pierce	49	Chief Financial Officer and Chief Strategic Officer	Mr. Pierce is our chief financial officer and the chief strategic officer of PBI Bank. From 1984 to 1989, Mr. Pierce served as a manager at Coopers & Lybrand (now PricewaterhouseCoopers) where he was responsible for audits of public and private entities including financial institutions. Before 1984, Mr. Pierce was a senior accountant at Deloitte Haskins & Sells (now Deloitte & Touche). He is a certified public accountant and has over 20 years of banking and management experience. Mr. Pierce also serves as a director of PBI Bank.

C. Bradford Harris	38	Executive Vice President and Corporate General Counsel	Mr. Harris is our executive vice president and general counsel. He joined Porter Bancorp as general counsel on October 2006. Prior to joining Porter Bancorp, Mr. Harris was a member of Frost Brown Todd LLC, where he specialized in banking, securities, mergers and acquisitions and general corporate law. Mr. Harris has over 10 years of banking experience.

S-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by the Kentucky Business Corporation Act.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (a) the director has breached or failed to perform his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation; and (b) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (a) and (b) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation. KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Porter’s articles of incorporation limit the liability of directors to Porter and its shareholders to the extent permitted by KRS 271B.2-020. A director’s liability to Porter or the shareholders is not eliminated or limited with respect to: (1) any breach of the director’s duty of loyalty to Porter or its shareholders; (2) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (3) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (4) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Item 21.	Exhibits.

Exhibit Number	Description

3.1 and 4.1	Amended and Restated Articles of Incorporation of Porter Bancorp, Inc., dated December 7, 2005. Exhibit 3.1 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.
3.2 and 4.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Porter Bancorp, Inc., dated November 11, 2008. Exhibit 3.1 to Form 8-K filed November 24, 2008 is hereby incorporated by reference.
3.3 and 4.3	Bylaws of Porter Bancorp, Inc., dated November 30, 2005. Exhibit 3.2 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.
5.1	Opinion of Frost Brown Todd LLC regarding the validity of the common stock being registered
10.1	List of Material Contracts (incorporated by reference to Exhibit 10 to Porter Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).
10.2	Form of Option Agreement (incorporated by reference to Exhibit 2 to Porter Bancorp, Inc.’s Schedule 13D filed on October 16, 2009).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to Porter Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).
23.1	Consent of Frost Brown Todd LLC (included in exhibit 5.1)
23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm
24.1	Power of Attorney (included on the signature pages hereto)
99.1	Form of Offer to Exchange
99.2	Form of Letter of Transmittal.
99.3	Form of Election Form
99.4	Form of Notice of Guaranteed Delivery.
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.
99.6	Form of Letter to Clients.
99.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act of 1933.

(ii) to reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of

Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) To respond to requests for information that is incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on October 22, 2009.

PORTER BANCORP, INC.

By:	/s/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette
Title:	President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Porter Bancorp, Inc. hereby severally constitute and appoint Maria L. Bouvette and David B. Pierce and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Porter Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. CHESTER PORTER J. Chester Porter	Chairman of the Board of Directors	October 22, 2009

/s/ MARIA L. BOUVETTE Maria L. Bouvette	Director, President and Chief Executive Officer (Principal Executive Officer)	October 22, 2009

/s/ DAVID B. PIERCE David B. Pierce	Chief Financial Officer (Principal Financial and Accounting Officer)	October 22, 2009

/s/ DAVID L. HAWKINS David L. Hawkins	Director	October 22, 2009

/s/ W. GLENN HOGAN W. Glenn Hogan	Director	October 22, 2009

/s/ SIDNEY L. MONROE Sidney L. Monroe	Director	October 22, 2009

/s/ STEPHEN A. WILLIAMS Stephen A. Williams	Director	October 22, 2009

EXHIBIT INDEX

Exhibit Number	Description

3.1 and 4.1	Amended and Restated Articles of Incorporation of Porter Bancorp, Inc., dated December 7, 2005. Exhibit 3.1 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

3.2 and 4.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Porter Bancorp, Inc., dated November 11, 2008. Exhibit 3.1 to Form 8-K filed November 24, 2008 is hereby incorporated by reference.

3.3 and 4.3	Bylaws of Porter Bancorp, Inc., dated November 30, 2005. Exhibit 3.2 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

5.1	Opinion of Frost Brown Todd LLC regarding the validity of the common stock being registered

10.1	List of Material Contracts (incorporated by reference to Exhibit 10 to Porter Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.2	Form of Option Agreement (incorporated by reference to Exhibit 2 to Porter Bancorp, Inc.’s Schedule 13D filed on October 16, 2009).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to Porter Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).

23.1	Consent of Frost Brown Todd LLC (included in exhibit 5.1)

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm

24.1	Power of Attorney (included on the signature pages hereto)

99.1	Form of Offer to Exchange

99.2	Form of Letter of Transmittal.

99.3	Form of Election Form

99.4	Form of Notice of Guaranteed Delivery.

99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

99.6	Form of Letter to Clients.

99.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.